UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

(exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(translation of registrant’s name into English)

Federative Republic of Brazil
(jurisdiction of incorporation or organization)

Avenida Presidente Vargas, 409 – 13th floor, Edifício Herm. Stoltz – Centro, CEP 20071-003, Rio de Janeiro, RJ, Brazil
(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	New York Stock Exchange

Common Shares, no par value*

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Preferred Share	New York Stock Exchange

Preferred Shares, no par value*

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007 was:

905,023,527	Common Shares
224,474,975	Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes  ☒ No

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☐ Yes  ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12-b-2 of the Exchange Act.

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes  ☐ No

- i -

(continued)

- ii -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this registration statement, unless otherwise indicated or the context otherwise requires, all references to “we,” “our,” “ours,” “us” or similar terms refer to Centrais Elétricas Brasileiras S.A. – Eletrobrás and its consolidated subsidiaries.

We maintain our books and records in reais. Our audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, as included in this registration statement, have been prepared in accordance with generally accepted accounting principles in the United States or U.S. GAAP.

In this registration statement, the term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian Government” refers to the federal government of Brazil. The term “Central Bank” refers to the Central Bank of Brazil. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States of America.

Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Terms contained within this registration statement have the following meanings:

•	ANEEL: Agência Nacional de Energia Elétrica, the Brazilian Electric Power Agency;

•

Average tariff or rate: total sales revenue divided by total MWh sold for each relevant period, including unbilled electricity. Total sales revenue, for the purpose of computing average tariff or rate, includes both gross billings before deducting VAT and other taxes and unbilled electricity sales upon which such taxes have not yet accrued;

•	Basic Network: interconnected transmission lines, dams, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL;

•	BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	Brazilian Corporate Law: Collectively, Law No. 6,404 of December 15, 1976, Law No. 9,457 of May 5, 1997 and Law No. 10,303 of October 31, 2001;

•	Capacity charge: the charge for purchases or sales based on contracted firm capacity whether or not consumed;

•	CCC Account: Conta de Consumo de Combustivel, or Fuel Consumption Account;

•	CCEAR: Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market;

•	CDE Account: Conta de Desenvolvimento Energetico, the energy development account;

•	Ceal: Companhia Energética de Alagoas, one of the North and Northeastern Distribution Companies;

•	Ceam: Companhia Energética do Amazonas, one of the North and Northeastern Distribution Companies;

•	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;

•	Cepisa: Companhia de Energética do Piauí, one of the North and Northeastern Distribution Companies;

•	Ceron: Centrais Elétricas de Rondônia S.A., one of the North and Northeastern Distribution Companies;

•	Chesf: Companhia Hidro Elétrica do São Francisco, a generation and transmission subsidiary of Eletrobrás;

•	CGE: Câmara de Gestão da Crise de Energia Elétrica, the Brazilian Energy Crisis Management Committee;

•	CGTEE: Companhia de Geração Térmica de Energia Elétrica, a generation subsidiary of Eletrobrás;

•	CMN: Conselho Monetario Nacional, the highest authority responsible for Brazilian monetary and financial policy;

•	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;

•	CNPE: Conselho Nacional de Política Energética;

•

Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electric energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987 (dated February 1995) and Law No. 9,074 (the Power Sector Law, dated July 7, 1995) (together, the “Concessions Laws”);

•

Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;

•	Distributor: an entity supplying electrical energy to a group of customers by means of a distribution network;

•	DNAEE: Departamento National de Águas e Energia Elétrica, the Brazilian national department of water and electrical energy;

•	Eletroacre: Companhia de Eletricidade do Acre, one of the North and Northeastern Distribution Companies;

•	Eletrobrás: Centrais Elétricas Brasileiras S.A. – Eletrobrás;

•	Eletronorte: Centrais Elétricas do Norte do Brasil S.A., a generation and transmission subsidiary of Eletrobrás;

•	Eletronuclear: Eletrobrás Termonuclear S.A., a generation subsidiary of Eletrobrás;

•	Eletrosul: Eletrosul Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobrás;

•	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;

•	Environmental Crimes Act: Law number 9,605, dated February 12, 1998;

•	Final consumer (end user): a party who uses electricity for its own needs;

•	FND: Fundo National do Desestatização, the national privatization fund;

•

Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at voltage level higher than or equal to 69 kV;

•	Furnas: Furnas Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobrás;

•	Gigawatt (GW): one billion watts;

•	Gigawatt hour (GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt hours;

•	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);

•	Hydroelectric plant or hydroelectric facility or hydroelectric power unity (HPU): a generating unit that uses water power to drive the electric generator;

•	IGP-M: Indice Geral de Precos-Mercado, the Brazilian general market price index, similar to the retail price index;

•	INB: Indústrias Nucleares Brasileiras, a Brazilian Government-owned company responsible for processing uranium used as power to provide electricity at Angra I and Angra II Nuclear Plants;

•	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;

•	Interconnected power system: systems or networks for the transmission of energy, connected together by means of one or more links (lines and/or transformers);

•	Isolated system:generation facilities in the North of Brazil not connected to the national transmission grid;

•	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;

•	Kilowatt (kW): 1,000 watts;

•	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;

•	Kilovolt (kV): one thousand volts;

•	LightPar: Light Participações S.A., a holding company subsidiary created to hold equity investments;

•	Megawatt (MW): one million watts;

•	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt hours;

•	Mixed capital company: pursuant to Brazilian Law No. 6,404 of December 15, 1976, a company with public and private sector shareholders, but controlled by the public sector;

•	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;

•	MRE: Mercado Regulado de Energia, the Brazilian Energy Regulated Market;

•	National Environmental Policy Act: Law No. 6,938, dated August 31, 1981;

•	New Electricity Law: Law No. 10,848 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, and which regulates the operations of companies in the electricity industry;

•

North and Northeastern Distribution Companies: Ceal, Ceam, Cepisa, Ceron and Eletroacre, each a distribution company operating in the northern or northeastern region of Brazil. On March 28, 2008 Ceam was merged into Manaus Energia S.A., which engages in generation and distribution in the State of Amazonas, and as of the date of the merger is directly owned by Eletrobrás;

•	Northeast region: the States of Alagoas, Bahia, Ceará, Maranhão, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe;

•	ONS: Operador Nacional do Sistema, the national system operator;

•	Power Sector Law: Law No. 9,074 of July 7, 1997;

•	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electric energy conservation program;

•	Proinfa: Programa de Incentivo as Fontes Alternativas de Energia, the program for incentives to develop alternative energy sources;

•

RGR Fund: Reserva Global de Reversão, a fund we administer, funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as source of funds for the expansion and improvement of the electric energy sector;

•	Selic rate: an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement;

•	Small Hydroelectric Power Plants: power plants with capacity from 1 MW to 30 MW;

•	Substation: an assemblage of equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system;

•	TFSEE: Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services;

•

Thermoelectric plant or thermoelectric power unity (TPU): a generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator;

•

Transmission: the bulk transfer of electricity from generating facilities to the distribution system at load center station by means of the transmission grid (in lines with capacity between 69 kV and 525 kV);

•	TWh: Terawatt hour (1,000 Gigawatt hours);

•	UBP Fund: Fundo de Uso de Bem Publico, the public asset use fund;

•	U.S. GAAP: United States generally accepted accounting principles;

•	Volt (V): the basic unit of electric force analogous to water pressure in pounds per square inch; and

•	Watt: the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This registration statement includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of future plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	general economic, regulatory, political and business conditions in Brazil and abroad;

•	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;

•	changes in volumes and patterns of customer electricity usage;

•	competitive conditions in Brazil’s electricity generation, transmission and distribution markets;

•	the effects of competition;

•	our level of debt;

•	the likelihood that we will receive payment in connection with accounts receivable;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	our financing and capital expenditure plans;

•	our ability to serve our customers on a satisfactory basis;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters; and

•	other risk factors as set forth under “Item 3.D, Risk Factors.”

The forward-looking statements referred to above also include information with respect to our capacity expansion projects that are in the planning and development stages. In addition to the above risks and uncertainties, our potential expansion projects involve engineering, construction, regulatory and other significant risks, which may:

•	delay or prevent successful completion of one or more projects;

•	increase the costs of projects; and

•	result in the failure of facilities to operate or generate income in accordance with our expectations.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this registration statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PART I

ITEM  1. Identity of Directors, Senior Management and Advisers

A. Board of Directors, Board of Executive Officers and Fiscal Council

Board of Directors

The Board of Directors, currently composed of nine members although up to ten members are authorized, is responsible for, among other things, establishing our business guidelines, determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities, determining our loan and financing policy, and approving any guarantee in favor of any of our subsidiaries on any financial agreement.

The following table sets forth certain information with respect to our Board of Directors:

Name	Position	Business Address
Márcio Pereira Zimmermann	Chairman	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Nelson José Hubner Moreira	Director	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Luiz Soares Dulci	Director	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Arlindo Magno de Oliveira	Director	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Miriam Aparecida Belchior	Director	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Victor Branco de Holanda	Director	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Wagner Bittencourt de Oliveira	Director	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

José Antonio Muniz Lopes	Director	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

José Antonio Corrêa Coimbra	Director	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Board of Executive Officers

Our Board of Executive Officers, currently composed of six members, determines our general business policy, is responsible for all matters related to our day-to-day management and operations, and is the highest controlling body with regards to the execution of our guidelines.

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position	Business Address
José Antonio Muniz Lopes	Chief Executive Officer	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Astrogildo Fraguglia Quental	Chief Financial Officer and Investor Relations Officer	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Miguel Colasuonno	Administrative Officer	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Ubirajara Rocha Meira	Technology Officer	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Valter Luiz Cardeal de Souza	Engineering Officer	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Flávio Decat de Moura	Distribution Officer	Avenida Presidente Vargas, 409 – 13th floor Edifício Herm. Stoltz – Centro CEP 20071-003 Rio de Janeiro, RJ, Brazil

Fiscal Council

Our fiscal council is currently composed of five members and five alternates elected at the annual shareholders’ meeting for renewable one-year terms. It is responsible for, among other things, issuing an opinion with respect to the acts of our executive officers, our annual reports, and our financial statements. The offices of our fiscal council are located at Av. Presidente Vargas, 409-13th floor CEP 20071-003, Rio de Janeiro, RJ, Brazil.

There is currently a vacancy for a member of our fiscal council.

Member	Alternate
Carlos César Meirelles Vieira	Elson Espedito Panoeiro
Hailton Madureira de Almeida	Luciana de Almeida Toldo
Ewandro de Carvalho Sobrinho	Danilo de Jesus Vieira Furtado
Edison Freitas de Oliveira	Jairez Elói de Sousa Paulista
Ana Lucia de Paiva Lorena Freitas	Rodrigo Magela Pereira

Our fiscal council acts pursuant to authority granted to it in our by-laws. The key responsibilities of our fiscal council are to: (i) issue an opinion on proposals made by our Board of Directors to make certain key corporate decisions, such as changes to our capital stock, issuances of debt securities, distribution of dividends and mergers; (ii) make public disclosure at a meeting of our shareholders of any fraud or crime the fiscal council has discovered at the board of director level; and (iii) issuing an opinion with respect to our financial statements and issue an opinion on them, to be presented at our annual shareholder meeting. The fiscal council cannot overule or reverse acts of our Board of Executive Officers.

B. Advisers

Legal Advisers to the Registrant

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attention: Sara Hanks

C. Auditors

BDO Trevisan Auditores Independentes

Rua Sete de Setembro, 71

15th Floor, 20050-005

Rio de Janeiro, RJ

Brazil

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Background

The selected financial information presented herein should be read in conjunction with our financial statements and related notes, which appear elsewhere in this registration statement.

The following paragraphs discuss some important features of the presentation of the selected financial information and our financial statements. These features should be considered when evaluating the selected financial information.

A. Selected Financial Data

The following tables present our selected historical financial and operating data. You should read the following information in conjunction with our audited consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this registration statement.

Selected financial data for the years ended December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements.

Selected financial data as of and for the year ended December 31, 2004 and 2003 are not included because such data cannot be provided on a restated basis without unreasonable effort and expense.

Consolidated Balance Sheet Information

	At December 31,
	2007	2006	2005
	(R$ thousands)
Assets
Current assets:
Cash and cash equivalents	7,645,704	5,217,085	3,903,988
Restricted cash	830,065	645,886	67,298
Accounts receivable, net	4,488,721	4,407,777	4,499,890
Marketable securities
Deferred regulatory assets	240,154	416,776	779,017
Loans and financings receivable	1,268,583	1,234,983	762,067
Recoverable taxes	1,966,532	1,739,400	1,440,927
Deferred income and social contribution taxes	545,525	14,491	—
Materials and supplies	647,775	569,932	490,936
Sundry debts	439,869	127,126	402,181
Fuel consumption account	365,366	634,966	158,888
Compensation right	179,460	81,658	270,139
Prepaid charges	70,395	50,007	56,386
Fair value of derivatives	295,886	532,669	325,034
Other current assets	710,222	684,099	742,340
	19,461,170	15,819,228	13,899,091

Property, plant and equipment, net	75,379,549	78,539,149	80,898,110

Investments in affiliates	4,822,629	4,151,997	4,084,758

Non-current assets:
Deferred regulatory assets	18,199,826	23,155,399	23,143,664
Accounts receivable, net	2,201,203	4,949,497	4,804,539
Loans and financings receivabl e	4,716,675	4,622,839	4,961,429
Judicial deposits	400,986	464,373	309,701
Marketable securities	976,717	937,261	890,201
Deferred income and social contribution taxes	1,443,903	751,587	98,173
Nuclear fuel inventories	657,188	594,169	524,255
Recoverable taxes	949,962	1,078,220	925,346
Fuel consumption account	500,511	474,052	362,627
Fair value of derivatives	296,134	475,631	322,366
Other non-current assets	1,408,248	1,043,573	1,203,841
	31,751,353	38,546,601	37,556,142

Total assets	131,647,540	137,594,602	136,438,101

	At December 31,
	2007	2006	2005
	(R$ thousands)
Liabilities and shareholders’ equity
Current liabilities:
Suppliers	1,903,243	1,650,178	1,796,867
Taxes payable	1,955,794	1,524,744	1,726,382
Loans and financing	2,186,783	2,549,430	2,305,976
Compulsory loan	96,709	111,106	166,274
Federal treasury credits	58,150	51,123	46,239
Fuel consumption account	515,419	836,878	143,044
Employee postemployment benefits	37,972	36,522	56,292
Commitments and contingencies	1,086,773	998,011	960,395
Shareholders’ remuneration and dividends	8,886,499	7,850,864	6,742,297
Remuneration and reimbursement	444,225	739,785	682,778
Research and development(1)	343,010	287,460	—
Fees as per regulations(1)	820,311	591,290	—
Estimated obligations	527,120	332,385	237,961
Deferred revenue from embedded derivative	480,588	527,712	317,607
Other current liabilities	1,202,378	369,349	938,987
	20,544,974	18,456,837	16,185,163
Long-term liabilities:
Taxes payable	1,312,444	1,423,778	1,907,188
Deferred income and social contribution taxes
Loans and financing	22,327,043	31,714,658	34,964,075
Compulsory loan	202,375	87,389	83,999
Federal treasury credits	726,989	459,808	499,157
Fuel consumption account	1,373,638	668,456	393,093
Employee postemployment benefits	2,304,711	3,889,655	3,558,601
Anticipated energy sales	—	942,330	723,451
Global reversal reserve	6,769,011	6,171,300	5,724,538
Decommissioning of nuclear power plants	191,327	204,620	200,018
Deferred revenue from embedded derivative	296,134	480,588	339,793
Advances for future capital increase	3,811,625	3,407,858	2,961,277
Other long-term liabilities	1,810,638	1,048,055	676,879
	41,125,935	50,498,495	52,032,069

Commitments and contingencies	2,347,287	2,529,615	2,472,508

Minority interest	388,553	293,956	332,811

Shareholders’ equity:
Capital stock	24,235,829	24,235,829	24,235,829
Additional paid-in capital	29,446,426	29,446,426	29,446,426
Appropriated retained earnings	17,499,537	16,632,738	15,913,652
Accumulated losses	(3,444,621)	(3,452,476)	(3,447,554)
Accumulated other comprehensive loss	(496,132)	(1,046,818)	(732,803)
	67,241,039	65,815,699	65,415,550
Total liabilities and shareholders’ equity	131,647,788	137,594,602	136,438,101

(1)	Pursuant to ANEEL requirements, we were only required to separately record “Research and development” and “Fees as per regulations” with effect from January 1, 2006 (prior to that date, data was recorded under a number of different line items on our balance sheet). Accordingly, we do not have separate data for these line items at December 31, 2005.

Consolidated Income Statement

	At December 31,
	2007	2006	2005
	(R$ thousands)
Net operating revenues:
Electricity sales	24,778,542	23,025,800	21,303,390
Other operating revenues	519,772	741,347	426,618
Taxes on revenues	(878,222)	(851,440)	(730,923)
Regulatory charges on revenues	(1,260,043)	(931,463)	(787,008)

Total net operating revenues	25,160,049	21,984,244	20,212,077

Operating costs and expenses:
Electricity purchased for resale	(3,904,204)	(2,540,296)	(2,023,065)
Fuel for electric power production	(820,780)	(888,564)	(453,001)
Use of basic transmission network	(951,599)	(911,241)	(763,879)
Emergency capacity charges	—	—	(56,687)
Depreciation and amortization	(2,851,031)	(3,364,032)	(3,309,755)
Payroll and related charges/ Third-party services/ Material and supplies	(5,409,535)	(4,750,611)	(4,466,962)
Taxes – PASEP/COFINS	(1,131,591)	(946,518)	(949,775)
Deferred loss from ITAIPU	(432,318)	1,790,799	2,670,775
Operating provisions	(796,273)	(410,475)	(860,969)
Donations and contributions	(198,990)	(196,904)	(177,003)
Remuneration and reimbursement	(1,677,902)	(1,794,992)	(1,661,350)
Impairment	(899,508)	—	—
Other operating costs and expenses	1,791,089	(1,588,554)	(1,617,249)

Total operating costs and expenses	(20,864,820)	(15,601,388)	(13,668,920)

Financial expenses, net	3,581,591	(5,217,541)	(4,850,766)

Income before income taxes, minority interests and equity in earnings of affiliated companies	713,638	1,165,315	1,692,391

Equity in earnings of affiliated companies	740,153	361,667	582,858
Income taxes and social contribution:
Current	2,037,796	(1,299,509)	(1,643,169)
Deferred	1,223,349	731,969	580,278

	(814,447)	(567,540)	(1,062,891)

Minority interests	15,786	66,833	9,514

Net income for the year	655,130	1,026,275	1,221,872
Basic and diluted earnings per thousand of shares
Common (R$)	0.40	0.81	1.03
Preferred (R$)	1.29	1.29	1.40
Weighted average number of shares outstanding:
Common	905,023,527	905,023,527	905,023,527
Preferred	224,474,975	224,474,975	206,310,488

	1,129,498,502	1,129,498,502	1,111,334,015

Brazilian Corporate Law and our by-laws provide that we must pay our shareholders mandatory dividends equal to at least 25% of our adjusted net income for the preceding fiscal year. In addition, our by-laws require us to give: (i) class “A” preferred shares a priority in the distribution of dividends, at 8% each year over the capital linked to those shares, and (ii) class “B” preferred shares that were issued on or after June 23, 1969 a priority in the distribution of dividends, at 6% each year over the capital linked to those shares. In addition, preferred shares must receive a dividend 10% over the dividend paid to the common shares.

The following table sets out our declared dividends for the periods indicated:

	Year
	2007(1)	2006(1)(2)	2005(2)
	(R$)
Common Shares	0.40	0.13	0.17
Class A Preferred Shares	2.02	2.02	1.71
Class B Preferred Shares	1.51	1.51	1.28

(1)	Interest on own capital.
(2)	Adjusted to reflect reverse stock split.

At December 31, 2007, our balance sheet carried appropriated retained earnings of R$17.5 billion, as well as R$8,9 billion of accumulated dividends we have declared but not yet paid to our shareholders as permitted under Brazilian corporate law. Our Board of Directors has discretion as to when such dividends may be paid to our shareholders. Accordingly, our management believes that any decision to pay the related dividends would only be made when our Board of Directors believes that such payment would not cause a material liquidity event.

The following table sets forth a summary of dividends declared per share for the periods presented, both at the time declared and as adjusted for our 1-500 reverse stock split effected in 2007.

Dividend per Share

	Declared				Paid(2)
	On 12/31/2002		Equivalent on 08/20/2007(1)		On 05/12/2003		Equivalent on 08/20/2007(1)
	R$	US$	R$	US$	R$	US$	R$	US$
Common	0.00050692529	0.00014347078	0.25346264500	0.07173538760	0.00055030880	0.00019136516	0.27515440000	0.09568258163
Preferred A	0.00306784733	0.00086826687	1.53392366500	0.43413343475	0.00333039893	0.00115811765	1.66519946500	0.57905882568
Preferred B	0.00230088550	0.00065120015	1.15044275000	0.32560007642	0.00249779920	0.00086858824	1.24889960000	0.43429411969

	Declared				Paid(2)
	On 12/31/2003		Equivalent on 08/20/2007(1)		On 12/15/2004		Equivalent on 08/20/2007(1)
	R$	US$	R$	US$	R$	US$	R$	US$
Common	0.00027816553	0.00009627770	0.13908276500	0.04813884985	0.00032084200	0.00011663589	0.16042100000	0.05831794387
Preferred A	0.00309359605	0.00107074486	1.54679802500	0.53537243008	0.00356821910	0.00129715686	1.78410955000	0.64857843173
Preferred B	0.00232019703	0.00080305864	1.16009851500	0.40152932127	0.00267616430	0.00097286764	1.33808215000	0.48643381925

	Declared				Paid(2)
	On 12/31/2004		Equivalent on 08/20/2007(1)		On 12/21/2005		Equivalent on 08/20/2007(1)
	R$	US$	R$	US$	R$	US$	R$	US$
Common	0.00028575152	0.00010765202	0.14287576000	0.05382600964	0.00033864005	0.00014616715	0.16932002500	0.07308357433
Preferred A	0.00363952476	0.00137112898	1.81976238000	0.68556448915	0.00431314883	0.00186168371	2.15657441500	0.93084185730
Preferred B	0.00272964357	0.00102834673	1.36482178500	0.51417336686	0.00323486162	0.00139626278	1.61743081000	0.69813139244

	Declared				Paid(2)
	On 12/31/2005		Equivalent on 08/20/2007(1)		On 06/28/2006		Equivalent on 08/20/2007(1)
	R$	US$	R$	US$	R$	US$	R$	US$
Common	0.00033824150	0.00014450442	0.16912075000	0.07225221088	0.00036052899	0.00016194816	0.18026449500	0.08097407915
Preferred A	0.00343314543	0.00146671741	1.71657271500	0.73335870252	0.00365936304	0.00164377102	1.82968152000	0.82188550894
Preferred B	0.00257485907	0.00110003805	1.28742953500	0.55001902636	0.00277236098	0.00124533329	1.38618049000	0.62266664720

	Declared				Paid(2)
	On 12/31/2006		Equivalent on 08/20/2007(1)		On 06/15/2007		Equivalent on 08/20/2007(1)
	R$	US$	R$	US$	R$	US$	R$	US$
Common	0.00026403571	0.00012349659	0.13201785500	0.06174829514	0.00027872570	0.00014595261	0.13936285000	0.07297630518
Preferred A	0.00403899462	0.00188914622	2.01949731000	0.94457311038	0.00426370961	0.00223265938	2.13185480500	1.11632968791
Preferred B	0.00302924597	0.00141685967	1.51462298500	0.70842983396	0.00319778221	0.00167449453	1.59889110500	0.83724726659

	Declared				Paid(2)
	On 12/31/2007		Equivalent on 08/20/2007(1)		On 04/30/2008(3)		Equivalent on 08/20/2007(1)
	R$	US$	R$	US$	R$	US$	R$	US$
Common	0.40155520020	0.22670084130	0.40155520020	0.22670084130	0.41587767968	0.24648985282	0.41587767968	0.24648985282
Preferred A	2.01949731106	1.14012155539	2.01949731106	1.14012155539	2.09152777855	1.23964424997	2.09152777855	1.23964424997
Preferred B	1.51462298231	0.85509116599	1.51462298231	0.85509116599	1.56864583289	0.92973318687	1.56864583289	0.92973318687

(1)	Adjusted to reflect the reverse stock split
(2)	Adjusted by Selic rate variation
(3)	General Stockholders Meeting

Exchange Controls and Foreign Exchange Rates

Before March 14, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market (or the Commercial Market) and the floating rate exchange market (or the Floating Market), where exchange positions of the Brazilian financial institutions in the Commercial Market and in the Floating Market were unified and differentiated solely for regulatory purposes. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and of interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Prior to the introduction of the real in 1994 the Commercial Market rate and the Floating Market rate differed significantly at times. However, since the introduction of the real, the two rates have not differed significantly.

CMN Resolutions Nos. 3,265 and 3,266, dated March 4, 2005 and effective as of March 14, 2005, introduced several changes in the Brazilian foreign exchange regime, including: (i) the unification of the Commercial Market and the Floating Market; (ii) the relaxation of rules for the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the period for reporting proceeds derived from Brazilian exports to the Central Bank. The unified market and the new regulations are intended to simplify foreign exchange transactions for inbound and outbound transactions by means of exchange contracts entered into with local institutions authorized to deal in foreign exchange.

The new regulations allow, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais, without any limitation on the amounts involved, provided, however, that the transaction is legal and prescribed under the regulation. Purchases and sales of foreign currency continue to be carried out through a financial institution authorized to operate in the foreign exchange market.

The real was introduced in July 1994, and from that time through March 1995 the real appreciated against the U.S. dollar. In March 1995, the Central Bank introduced exchange rate policies that established a trading band within which the real/U.S. dollar exchange rate could fluctuate, allowing the gradual devaluation of the real against the U.S. dollar. In January 1999, in response to increased pressure on Brazil’s foreign currency reserves, the Central Bank allowed the real to float freely.

During 2001 and 2002, the real declined against the U.S. dollar. In 2003, the highest rate occurred in January, reaching R$3.66 reais per U.S. dollar. Under the current free convertibility exchange system, the real may undergo further depreciation or may appreciate against the U.S. dollar and other currencies. During 2004, the real appreciated by 8.1% against the U.S. dollar and continued to appreciate in the first half of 2005. As of December 31, 2006, the commercial market for purchasing U.S. dollars was R$2.1380 to U.S.$1.00 and, as of December 31, 2007, it was R$1.7713 to U.S.$1.00. We cannot assure you that the real will not depreciate substantially or continue to appreciate against the U.S. dollar in the near future.

The following table sets forth the period end, average, high and low selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Year Ended	Period-end	Average(1)	Low	High
December 31, 2003	2.8892	3.0715	2.8219	3.6623
December 31, 2004	2.6544	2.9257	2.6544	3.2051
December 31, 2005	2.3407	2.4341	2.1633	2.7621
December 31, 2006	2.1380	2.1771	2.0586	2.3711
December 31, 2007	1.7713	1.9483	1.7325	2.1556

(1)	Represents the average of month-end rates beginning with December of the previous period through last month of period indicated.

The following table sets forth the period end, high and low commercial market/foreign exchange market selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Month	Period-end	Low	High
June 2007	1.9262	1.9047	1.9638
July 2007	1.8776	1.8448	1.9176
August 2007	1.9620	1.8729	2.1124
September 2007	1.8389	1.8389	1.9640
October 2007	1.7440	1.7440	1.8284
November 2007	1.7837	1.7325	1.8501
December 2007	1.7713	1.7616	1.8233
January 2008	1.7603	1.7414	1.8301
February 2008	1.6833	1.6715	1.7681
March 2008	1.7491	1.6700	1.7491
April 2008	1.6872	1.6575	1.7534
May 2008	1.6294	1.6294	1.6949
June 2008	1.5919	1.5919	1.6428

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian Government in the future. See “Item 3.D, Risk Factors – Risks Relating to Brazil.”

We currently maintain our financial books and records in reais. For ease of presentation, however, certain consolidated financial information contained in this registration statement has been presented in U.S. dollars. See “Item 8, Financial Information.”

B. Capitalization and Indebtedness

The following table sets forth our capitalization at May 31, 2008, as derived from our unaudited consolidated financial statements prepared in accordance with accounting practices adopted in Brazil, which are based on Law No. 6,404/76, as amended by Law No. 9,457/97 and Law No. 10,303/01, the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil) and the standards and procedures of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the CVM). This table should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our unaudited and audited consolidated financial statements included elsewhere in this registration statement.

May 31, 2008
(Unaudited)
Short-term debt:
Loans and financings:
Foreign financing	1,441,350
Local financial institutions	719,772

Total short-term debt	2,161,122

Long-term debt:
Loans and financings:
Foreign financing	17,850,667
Local financial institutions	3,013,948
Global Reversion Reserve – RGR Fund	6,681,223
Compulsory loans (1)	210,354

Total long-term debt	27,756,192

Stockholders’ equity:
Capital stock	24,235,829
Additional paid-in capital	29,446,426
Appropriated retained earnings	17,499,537
Accumulated losses	(1,295,722)

Total stockholders’ equity	69,886,070

Total capitalization	99,803,384

(1)	Our long-term debt decreased as a result of the scheduled repayment of loans and financing, and adjustments due to currency variations.

On April 30, 2008 our shareholders’ meeting approved the conversion of the balance of Compulsory Loans in the amount of R$202.3 million into preferred “B” shares. The amount of R$61.3 million will be registered as capital and the remaining of R$141 million will be recorded as additional paid-in capital.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Company

We are controlled by the Brazilian Government, the current policies and priorities of which directly affect our operations.

The Brazilian Government, as our controlling shareholder, has pursued (and could continue to pursue) some of its macroeconomic and social objectives through us using Brazilian Government funds which we administer. These funds are the RGR Fund, the CCC Account and the CDE Account. The Brazilian Government also has the power to appoint eight out of the 10 members of our Conselho de Administração (or Board of Directors) and, through them, a majority of the executive officers responsible for our day-to-day management. Separately, the Brazilian Government has in the past and may in the future require us to make investments, incur costs or engage in transactions on terms that are consistent with objectives other than maximizing our profits. As a company controlled by the Brazilian Government, we are subject to Law 8,666 of June 21, 1993 (or the Procurement Law), pursuant to which procurement of goods and services by us are determined by price, meaning we must select the lowest bidder to supply such goods and services. Although there are some exceptions to the lowest-price rule of the Procurement Law, these are limited in nature. Accordingly, we may be required to contract goods and/or services of a lower quality than would otherwise be the case, which might adversely affect our results of operations.

We own a number of subsidiaries whose performance may influence our results.

We conduct our business mainly through our operating subsidiaries, including Eletronorte, CGTEE, Eletronuclear, Itaipu, Chesf, Furnas and Eletrosul. Our ability to meet our financial obligations is therefore related in part to the cash flow and earnings of those subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, loans or other advances and payment. Some of our subsidiaries are, or may in the future be, subject to loan agreements that prohibit or limit the transfer of funds to us in the form of dividends, loans or advances and/or require that any indebtedness of such subsidiaries to us be subordinate to the indebtedness under those loan agreements. Our subsidiaries are separate and distinct legal entities. Any right we may have to receive assets of any subsidiary upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s creditors (including tax authorities, trade creditors and lenders to such subsidiaries), except to the extent that we are a creditor of that subsidiary, in which case our claims would still be subordinated to any security interest in the assets of that subsidiary and indebtedness of that subsidiary senior to that held by us.

The amounts we receive from the Fuel Consumption Account may decrease in future.

The Brazilian Government introduced the Fuel Consumption Account, or CCC Account, in 1973. The purpose of the CCC Account is to generate financial reserves payable to distribution companies and some of the generation companies (all of whom must make annual contributions to the CCC Account) to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions. Although the Brazilian Government has announced that the CCC Account is to be gradually phased out, we (together with other companies in the industry) continue to receive payments from that account. In recent periods, the amounts we have received in reimbursements from the CCC Account have exceeded our contributions to that account. However, we cannot assure you that we will continue to receive reimbursements from the CCC Account (in amounts that exceed our contributions or at all), and any decrease in the amounts we receive may adversely affect our results of operations. See “Item 4.B, Business Overview – The Brazilian Power Industry – Regulatory Charges.”

As a result of the fact that many of our assets are likely to be deemed assets dedicated to providing an essential public service, they will not be available for liquidation in the event of bankruptcy and cannot be subject to attachment to secure a judgment.

On February 9, 2005, the Brazilian Government enacted Law No. 11,101, or the New Bankruptcy Law. The New Bankruptcy Law, which came into effect on June 9, 2005, governs judicial recovery, extrajudicial recovery and liquidation proceedings, and replaces the debt reorganization judicial proceeding known as concordata (reorganization) for judicial recovery and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to public corporations and mixed capital companies (such as Eletrobrás). However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobrás, which undertake economic activities, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Accordingly it is unclear whether or not the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law will apply to us.

We believe that a substantial portion of our assets, including our generation assets, our transmission network and our limited distribution network, would be deemed by Brazilian courts to be dedicated to providing an essential public service. Accordingly, these assets would not be available for liquidation in the event of bankruptcy or available for attachment to secure a judgment. In either case, these assets would revert to the Brazilian Government pursuant to Brazilian law and the terms of our concession agreements. Although the Brazilian Government would in such circumstances be under an obligation to compensate us in respect of the reversion of these assets, we cannot assure you that the level of compensation received would be equal to the market value of the assets and, accordingly, our financial condition and results of operations may be affected.

We may not be able to dispose of our loss-making North and Northeastern Distribution Companies.

We currently own majority interests in the North and Northeastern Distribution Companies, each of which primarily focuses on the distribution of electricity in the northern and northeastern regions of Brazil. We acquired the North and Northeastern Distribution Companies with the objective of promoting their privatization. Each of the North and Northeastern Distribution Companies has recorded losses in 2007, 2006 and 2005 and these losses (which are consolidated with our other operations) have offset income from our subsidiaries and the other companies in which we have made investments. We may try to dispose of all of the North and Northeastern Distribution Companies when market conditions permit but we cannot assure you that we will be able to do so or that any such disposals will be made on terms that reflect the amounts of the initial investments that we made in such companies. Accordingly, the North and Northeastern Distribution Companies may continue to have an ongoing negative effect on our profitability and results of operations.

We may not be able to obtain sufficient funds to complete our proposed capital expenditure programs.

The execution of certain capital expenditure plans may be determined by, among other things, our access to capital. Our current budget anticipates capital expenditures of approximately R$6.0 billion in 2008. We cannot assure you that we will be able to obtain sufficient funds to complete our proposed capital expenditure programs from either internally generated funds or external resources. If we are unable to obtain such funds, our ability to invest in expansion and maintenance will be impacted. This may cause problems in the execution of our growth strategy, particularly large scale projects such as the construction of a new Angra III nuclear facility.

We may be liable if there is a nuclear accident involving our subsidiary Eletronuclear.

Our subsidiary Eletronuclear, as an operator of two nuclear power plants, is subject to strict liability under Brazilian law for damages within Brazil in the event of a nuclear accident. The Vienna Convention on Civil Liability for Nuclear Accidents (or the Vienna Convention) became binding under Brazilian law in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletronuclear, in a jurisdiction which is a party thereto and which has adopted legislation implementing the Vienna Convention, will be subject to strict liability for damages in an unlimited amount in the event of a nuclear incident (except in certain limited exceptions), subject to the right of any such jurisdiction to adopt legislation placing limits on such liability. Eletronuclear is regulated by several government agencies and state agencies. Eletronuclear’s Angra I and Angra II plants are currently insured for an aggregate amount of U.S.$93 million in the event of a nuclear accident (see “Item 4.B, Business Overview – Generation – Nuclear Plants”). We cannot assure that this coverage will be sufficient in the event of a nuclear accident.

We do not have alternative supply sources for the key raw materials used by our thermal and nuclear plants.

Our thermal plants operate on coal and/or oil and our nuclear plants operate on processed uranium. In each case, we are entirely dependent on third parties for the provision of these raw materials because we do not produce coal or oil or process uranium ourselves. In the event that supplies of these raw materials become unavailable for any reason, we do not have alternative supply sources and so the generation of electricity by our thermal and/or nuclear plants, as applicable, would be adversely affected.

Our subsidiary Eletronorte has historically supplied electricity at a loss and our ability to reduce these losses in future may be limited.

As a result of our status as a mixed-capital company and in order to support governmental development objectives, our subsidiary Eletronorte has historically operated a number of isolated systems in the northern region of Brazil supplying electricity at prices below the cost of generation. Although Eletronorte has negotiated supply contracts and applicable tariffs with the objective of reducing such losses in the future, changes to our operations in the isolated areas of Brazil may only be implemented on a very gradual basis.

Furthermore, Eletronorte remains dependent upon purchases of oil in order to generate electricity at its isolated plants and is unable to distribute the electricity that it generates through the Interconnected power system, adversely affecting its profitability. Discussions have taken place regarding proposals to connect the plants owned by Eletronorte to the Interconnected power system and to supply them with natural gas by means of a pipeline from gasfields in the Amazon region. However we cannot assure you that either of these proposals will be implemented and, accordingly, there is a risk that net losses attributable to Eletronorte may continue to affect our profitability and the results of our operations.

We are involved in various items of litigation and an adverse final judgment could adversely affect our financial condition and results of operations.

The Compulsory Loans

Pursuant to Law No. 4,156 of November 28, 1962, specified end-users of electricity were required to make compulsory loans to us (through collections by distribution companies) in order to provide funds for the development of the electricity sector.

The interest and monetary restatement payable to consumers were recognized exactly as required by the applicable legislation, which means that the monetary restatement was calculated in accordance with article 2 of Decree Law No. 1,512/76, article 3 of Law No. 4,357/64 and the amendments to Law No. 5,073/96.

Our management, based on the opinion of our legal advisers, believes that the risk of loss relating to these compulsory loan lawsuits is possible. However, due to the substantial amounts involved, our management, on a conservative basis and taking into account lower-court unfavorable decisions and the lack of judgment by the Higher Court of Justice on the merits of the cause, adopts the practice of establishing a provision for contingencies, which was made in prior years, to cover possible losses on unfavorable legal decisions, especially those rendered by higher courts.

In this scenario, accordingly, our management, due to the importance of the issue, decided to carefully consider matters affecting our equity, in case something changes the course of the trials. Through this, we fulfill our duty to best protect users of our financial statements, mainly regarding the assessment of its liabilities, and, consequently, of shareholders’ equity, trying to avoid extremely optimistic analyses in making decisions based on account information.

Accordingly, we consider the accumulated R$1,329 million provision as sufficient to cover losses (see “Item 8.A, Consolidated Financial Statements and Other Information – Litigation”).

Mendes Jr.

Our subsidiary Chesf is involved in litigation proceedings with Construtora Mendes Jr. (or Mendes Jr.), a Brazilian construction company, relating to a construction contract entered into between Chesf and Mendes Jr. in 1981 and involving, in particular, whether the rate of interest applicable under the contract for delayed payments should be 1.0% per month (plus indexation) or market rates. The amount being claimed by Mendes Jr. is R$80 billion, adjusted as of April 2002. The management of Chesf disputes the amount of the claim and, based on the advice of its external legal counsel, believes that it is unlikely that Chesf will be found liable in such proceedings. As a result, Chesf has classified its chance of loss in this claim as “remote”. In accordance with our accounting policies, we have made no provisions for any potential liability. However, a final judgment against Chesf could have a material adverse effect on our financial condition and results of operations (see “Item 8.A – Consolidated Financial Statements and Other Information – Litigation”).

Sondotécnica

Eletronorte is defendant in a lawsuit brought by Sondotécnica Engenharia de Solos S.A., seeking the declaration of the existence of debts owed by Eletronorte as a result of the non-payment of amounts pursuant to a civil construction agreement and the reimbursement of damages and loss of profits. The amount involved in the lawsuit is approximately R$204 million which has been fully provisioned for in our balance sheet at December 31, 2007 (see “Item 8.A, Consolidated Financial Statements and Other Information – Litigation”).

Social Security and Property Taxes

Our subsidiary Furnas is a defendant in a number of tax administrative proceedings brought by the Secretaria da Receita Federal – SRF (the Federal Revenue Services) related to the calculation of some federal social security-related taxes, mainly Contribuição Para o Financiamento da Seguridade Social – COFINS, Programa de Formação do Patrimônio do Servidor Público – PASEP and Fundo de Investimento Social – FINSOCIAL. The proceedings are currently taking place at the administrative level and the total amount involved at December 31, 2007 is R$1,099 million. Furnas is also a defendant in a number of cases brought by the SRF related to the collection of the Imposto Territorial Rural – ITR which is a federal tax levied on owners of rural real estate. The proceedings are currently taking place at the administrative level and the total amount involved is R$352 million at December 31, 2007. In contrast to non-administrative claims, our internal policies provide that we do not record provisions in respect of administrative claims until those claims have reached court. Accordingly, Furnas has not made any provision in respect of either of these liabilities and so a final judgment against Furnas could have a material adverse effect on its financial position and results of operations (see “Item 8.A, Consolidated Financial Statements and Other Information – Litigation”).

São Francisco River

Two associations of the community of Cabeço have brought independent class actions regarding environmental damage caused by hydroelectric plants owned by Chesf to a river island in the estuary of the São Francisco River. Each class action claims financial compensation of R$100 million. Based on the advice of its external legal counsel, Chesf has classified its chance of loss in this claim as “reasonably possible”. In accordance with our accounting policies, we have not made any provision in respect of this litigation. A final judgment adverse to Chesf could have a material adverse effect on its financial condition and results of operations.

Judgment may not be enforceable against our directors or officers.

All of our directors and officers named in this registration statement reside in Brazil. We, our directors and officers and our fiscal council members, have not agreed to accept service of process in the United States. Substantially all of our assets, as well as the assets of these persons, are located in Brazil. As a result, it may not be possible to effect service of process within the United States or other jurisdictions outside Brazil upon these persons, attach their assets, or enforce against them or us in United States courts, or the courts of other jurisdictions outside Brazil, judgments predicated upon the civil liability provisions of the securities laws of the United States or the laws of other jurisdictions.

Risks Relating to Brazil

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business, financial condition, results of operations and prospects.

The Brazilian economy has been characterized by the significant involvement of the Brazilian Government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian Government’s actions to control inflation and effect other policies have often involved wage and price controls, depreciation of the real, controls over remittances of funds abroad, intervention by the Central Bank to affect base interest rates and other measures. We have no control over, and cannot predict, what measures or policies the Brazilian Government may take in the future. Our business, financial condition, results of operations and prospects may be adversely affected by changes in Brazilian Government policies, as well as general factors including, without limitation:

•	Brazilian economic growth;

•	inflation;

•	interest rates;

•	variations in exchange rates;

•	exchange control policies;

•	liquidity of the domestic capital and lending markets;

•	fiscal policy and changes in tax laws; and

•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Changes in, or uncertainties regarding the implementation of, the policies listed above could contribute to economic uncertainty in Brazil, thereby increasing the volatility of the Brazilian securities market and the value of Brazilian securities traded abroad.

The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations.

The Brazilian currency has experienced high degrees of volatility in the past. Despite the appreciation of the real against the U.S. dollar in 2004, 2005, 2006 and 2007, the Brazilian currency has historically suffered frequent devaluations or depreciations. Although over the longer term, devaluations or depreciations of the Brazilian currency are generally correlated with the rate of inflation in Brazil, depreciations of the Brazilian currency over shorter periods of time have resulted in significant fluctuations in the value of the Brazilian currency. The relationship of Brazil’s currency to the value of the U.S. dollar, relative rates of devaluation or depreciation of Brazil’s currency and prevailing rates of inflation have affected, and may in the future affect our financial results.

The real may not maintain its current value or the Brazilian Government may implement foreign currency control mechanisms. Any governmental interference with the exchange rate, or the implementation of exchange control mechanisms, could lead to a depreciation of the real, which could reduce the value of our receivables and make our foreign currency-linked obligations more expensive. Other than in respect of our revenues and receivables denominated in U.S. dollars, such devaluation could adversely affect our business, operations or prospects.

Inflation, and the Brazilian Government’s measures to curb inflation, may contribute significantly to economic uncertainty in Brazil and adversely impact our operating results.

Brazil has historically experienced high rates of inflation. Inflation and some of the Brazilian Government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to contain inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist. According to the Índice Geral de Preços-Mercado (General Price Inflation Index, or IGP-M), Brazilian general price inflation rates were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.75% in 2007. According to the Índice de Preços ao Consumidor Amplo (Consumer Price Index, or IPCA), Brazilian price inflation rates were 7.6% in 2004, 5.7% in 2005, 3.1% in 2006 and 4.5% in 2007.

If Brazil experiences high levels of inflation in the future, inflationary cost pressures may lead to further government intervention, including the introduction of policies that could adversely affect our business, financial condition, results of operations and prospects.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and by the risk of other emerging economies.

Adverse events in the Brazilian economy and in market conditions of other emerging markets, especially in Latin America, may adversely affect the market prices of securities issued by Brazilian companies. Even if economic conditions in these countries differ considerably from economic conditions prevailing in Brazil, investors’ reactions to events in those countries may have a negative effect on the market prices of securities of Brazilian issuers. As a consequence of economic problems in various emerging market countries in recent years (such as the financial crisis in Argentina that began in 2001), investors have examined investments in emerging markets with heightened caution. These crises could result in Brazilian companies facing higher costs for raising funds, thereby impeding access to capital markets. Recently, emerging market indices declined because of global economic uncertainty and indications of inflationary pressures in the United States. The Brazilian economy is affected by general global economic conditions, especially those in the United States (including the levels of U.S. interest rates and the behavior of major U.S. stock indices). There is no guarantee that international capital markets will remain open to Brazilian companies or that the costs of financing in such markets will be advantageous for us.

These factors could affect the trading price of our common and preferred shares and ADSs and could make it more difficult for us to access capital markets and finance future operations.

Risks Relating to the Brazilian Power Industry

We cannot predict whether the constitutionality of the New Electricity Law will be upheld; if it is not, we may face both uncertainty and costs in re-aligning our business.

In 2004, the Brazilian Government enacted the New Electricity Law, a far-reaching piece of legislation that provides the framework for regulation of the electricity sector in Brazil. We have aligned our business so as to follow this framework. However, the constitutionality of the New Electricity Law is being challenged in the Brazilian Supreme Court. The Supreme Court has not yet issued a final ruling although it recently voted by majority to deny a request to suspend the effectiveness of the New Electricity Law while the challenge is pending. If the Supreme Court holds that the New Electricity Law is unconstitutional, there would be significant uncertainty in Brazil as to the appropriate legislative framework, which could adversely affect the operation of our business. Moreover, we have no way of predicting the terms of any alternative framework for the regulation of electricity in Brazil. We may face costs in re-aligning our business to meet the requirements of any such framework, which would adversely affect our financial condition and results of operations.

If we are unable to adapt to operate in a new competitive environment, our financial results may be harmed.

Under the New Electricity Law and ANEEL regulations, a competitive environment is being implemented in the Brazilian electricity industry. Pursuant to the New Electricity Law, generation companies sell electricity in auctions carried out by the Brazilian Government. In this environment, we compete with international private sector operators, many of which have more experience in deregulated markets than we do. The ability to successfully win bids is critical to our strategy because a significant portion of our business depends on the competitive auction process. Any failure to win bids could adversely affect our revenues and growth strategy.

We could be penalized by ANEEL for failing to comply with the terms of our concession agreements and we may not recover the full value of our investment in the event that any of our concession agreements are terminated.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL. These concessions range in duration from 30 to 35 years (the concession agreement with the earliest expiration date is due to expire in 2027). ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements. Depending on the gravity of the non-compliance, these penalties could include substantial fines (in some cases up to two per cent of our revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations. ANEEL may also terminate our concessions prior to their due date in the event that we fail to comply with their provisions, are declared bankrupt or are dissolved, or in the event that ANEEL determines that such termination would serve the public interest (see “Item 4.B, Business Overview – Generation – Concessions”).

We believe that we are currently in compliance with all material terms of our concession agreements. However, we cannot assure you that we will not be penalized by ANEEL for breaching our concession agreements or that our concessions will not be terminated in the future. In the event that ANEEL terminates any of our concessions before their due date, the compensation we recover for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment and, accordingly, could have an adverse affect on our financial condition and results of operations.

Future electricity shortages could adversely affect us.

Brazil faced an electricity shortage during the second half of 2001 as a result of increased demand due to economic growth, inadequate expansion of electric generation in prior years and unfavorable hydrological conditions. In response, the Brazilian Government implemented an electricity-rationing program to alleviate the electricity shortage that aimed to decrease electricity consumption by at least 20.0%. By the end of 2001, weather conditions improved, leading to increased generation at hydroelectric plants and a reduction in the immediate risk of electricity shortages. Accordingly, the Brazilian Government eliminated the restrictions on the use of electricity on March 1, 2002 for the northern, northeastern and southeastern regions of Brazil. Although electricity consumption habits in Brazil have been affected by the electricity rationing, electricity consumption has now surpassed pre-rationing levels. Electricity shortages affect us because a large portion of our revenues come from sales of electricity generated to distribution companies and shortages that may impact our ability to make these sales may adversely affect our financial condition and results of operations.

We cannot assure you that there will not be another electricity shortage in the future, which may adversely affect our financial condition and results of operations, and are unable to assess the long-term impact that any future electricity shortage may have on our operations.

We are subject to safety, health and environmental laws and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our operations are subject to comprehensive federal, state and local safety, health and environmental legislation as well as supervision by agencies of the Brazilian Government that are responsible for the implementation of such laws. Among other things, these laws require us to obtain environmental licenses for the construction of new facilities or the installation and operation of new equipment required for our business. The rules are complex and may change over time, making our ability to comply with the applicable requirements more difficult or even impossible, thereby precluding our continuing or future generation, distribution and transmission operations. For example, the Ministry of Environment requires us to fulfil 33 steps related to health and safety in order to receive a permit for operation of our Madeira river project. We see increasing health and safety requirements as a trend in our industry. Moreover, private individuals, non-governmental organizations and the public have certain rights to commence legal proceedings to obtain injunctions to suspend or cancel the licensing process. In addition, agencies of the Brazilian Government could take enforcement action against us for any failure to comply with applicable laws. Such enforcement action could include, among other things, the imposition of fines, revocation of licenses and suspension of operations. Such failures may also result in criminal liability, irrespective of the strict liability to perform environmental remediation and to indemnify third parties for environmental damage. We can not accurately predict the effect that compliance with enhanced environmental, health or safety regulations may have on our business. If we do not secure the appropriate permits, our growth strategy will be significantly affected.

Environmental regulations require us to perform environmental impact studies on future projects and obtain regulatory permits.

We must conduct environmental impact studies and obtain regulatory permits for our current and future projects. We cannot assure you that any such environmental impact studies will be approved by the Brazilian Government, that public opposition will not result in delays or modifications to any proposed project or that laws or regulations will not change or be interpreted in a manner that could adversely affect our operations or plans for the projects in which we have an investment. We see concern for environmental protection as an increasing trend in our industry. Changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could adversely affect our results of operations by delaying the implementation of electricity projects, increasing the costs of expansion, or subjecting us to regulatory fines for non-compliance with environmental regulations.

We are affected by hydrological conditions and if the poor hydrological conditions of recent years were to recur, our results of operations would be affected as non-hydrological sources of generation were used.

Prevailing hydrological conditions could adversely affect our operations in a number of different ways, not all of which we can predict. For example, hydrological conditions that result in a low supply of electricity in Brazil could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. The most recent period of low rainfall was in the years prior to 2001, and as a result the Brazilian Government instituted a program to reduce electricity consumption from June 1, 2001 to February 28, 2002. A recurrence of unfavorable hydrological conditions that result in a low supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandated reductions in electricity consumption. Hydrological conditions in late 2007 and early 2008 have been poor, particularly impacting reservoir levels in the northeastern and southeastern regions of Brazil. A prolonged continuation of these poor conditions could lead to a greater usage of other sources of generation of electricity. In the event of electricity shortages, the Brazilian Government typically mandates increased production from thermal plants that use fossil fuel as their generation sources. Although we have thermal facilities, hydroelectric facilities are the most significant component of our generation business and, accordingly, we are particularly affected when hydrological conditions are poor. Our generation capacity could also be affected by events such as floods which might do damage to our installations. This may in turn adversely affect our financial condition and results of operations.

Construction, expansion and operation of our electricity generation, transmission and distribution facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

The construction, expansion and operation of facilities and equipment for the generation, transmission and distribution of electricity involves many risks, including:

•	the inability to obtain required governmental permits and approvals;

•	the unavailability of equipment;

•	supply interruptions;

•	work stoppages;

•	labor unrest;

•	social unrest;

•	interruptions by weather and hydrological conditions;

•	unforeseen engineering and environmental problems;

•	increases in electricity losses, including technical and commercial losses;

•	construction and operational delays, or unanticipated cost overruns; and

•	unavailability of adequate funding.

If we experience these or other problems, we may not be able to generate and distribute electricity in amounts consistent with our projections, which may have an adverse effect on our financial condition and results of operations. We do not have insurance for some of these risks, including certain weather risks.

We are strictly liable for any damages resulting from inadequate supply of electricity to distribution companies, and our contracted insurance policies may not fully cover such damages.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity to distribution companies, such as abrupt interruptions or disturbances arising from the generation, distribution or transmission systems. Accordingly, we may be held liable for such damages even if we were not at fault. As a result of the inherent uncertainty involved in these matters, we do not maintain any provisions in relation to potential damages. It may involve liabilities arising from these interruptions or disturbances that are not covered by our insurance policies or that exceed the coverage limits of such policies. Accordingly, if we are found liable to pay damages in a material amount, our financial condition and results of operations would be adversely affected to a greater degree than those claims where we have recorded provisions.

We do not have an established history of preparing US GAAP financial statements and we lack in-depth internal expertise on US GAAP.

Historically, our financial statements have been prepared in accordance with accounting practices adopted in Brazil, the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil) and the standards and procedures of the CVM. We do not have US GAAP financial data for any period prior to the year ended December 31, 2004.

As a result, we currently lack in-depth internal expertise with US GAAP. At the date of this Registration Statement, we use a third party consultancy firm to assist us in preparing US GAAP financial statements. If we are unable to develop this expertise internally or through external hires, we may face challenges in certain areas such as making the assessments required by US GAAP in consolidating the results of our operating subsidiaries. Although we plan to train and/or hire personnel with US GAAP expertise following our listing on The New York Stock Exchange, we cannot give any assurances as to whether we will be successful in training, hiring and retaining the appropriate personnel. If we are unable to train, hire and retain the appropriate personnel, our ability to prepare US GAAP financial statements in a consistent and timely manner might be jeopardized.

We will be required to meet all of the standards for internal controls over financial reporting contemplated by Section 404 of the Sarbanes-Oxley Act after our registration statement becomes effective, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could adversely affect us.

We will be required to meet the applicable standards for internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act as a result of our listing on The New York Stock Exchange. We commenced procedures to evaluate internal controls in 2005 and are currently mapping our controls and implementing management procedures. These processes involve the identification of key financial reporting risks, assessment of their potential impact, linkage of those risks to specific areas and evaluation of the effectiveness of controls that mitigate those risks. As a result of the fact these evaluations are ongoing, we are not yet in a position to conclude that we do not have a material weakness (or a combination of significant deficiencies that could result in the conclusion that we have a material weakness) in our internal controls.

Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal control over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial data on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC, or violations of the listing rules of The New York Stock Exchange. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and in the reliability of our financial statements. Confidence in the reliability of our financial statements would likely suffer if our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially adversely affect us and lead to a decline in our share price.

Risks Relating to our Shares and ADSs

If you hold our preferred shares, you will have extremely limited voting rights.

In accordance with the Brazilian Corporate Law and our by-laws, holders of the preferred shares, and, by extension, holders of the ADSs representing them, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. This means, among other things, that a preferred shareholder is not entitled to vote on corporate transactions, including mergers or consolidations with other companies. Our principal shareholder, who holds the majority of common shares with voting rights and control us, are therefore able to approve corporate measures without the approval of holders of our preferred shares. Accordingly, an investment in our preferred shares is not suitable for you if voting rights are an important consideration in your investment decision.

Exercise of voting rights with respect to common and preferred shares involves additional procedural steps.

When holders of common shares are entitled to vote and in the limited circumstances where the holders of preferred shares are able to vote, holders may exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, holders of our shares will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary bank, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote their shares. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of shares. ADSs for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADSs by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of our common and preferred shares, and of the ADSs, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares or ADSs in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Brazilian Government imposed remittance restrictions for approximately three months in late 1989 and early 1990. Restrictions like these would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of our shares, as the case may be, from reais into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Brazilian Government will not take similar measures in the future.

Exchanging ADSs for the underlying shares may have unfavorable consequences.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

The relative volatility and illiquidity of the Brazilian securities market may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the common or preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bovespa, or São Paulo Stock Exchange, the only stock exchange in Brazil upon which shares are traded, had a market capitalization of approximately U.S.$1,4 trillion as of December 31, 2007 and an average daily trading volume of approximately U.S.$2,2 billion in the same period.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The top ten stocks in terms of trading volume accounted for approximately 45.79% of all shares traded on the São Paulo Stock Exchange in 2007.

You may receive reduced dividend payments if our net income does not reach certain levels.

Under the Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year, with holders of preferred shares having priority of payment. Our by-laws require us to pay holders of our preferred shares annual dividends equal to the greater of 8% (in the case of our class “A” preferred shares) and 6% (in the case of our class “B” preferred shares) Our by-laws do not provide that we must pay any minimum dividend to holders of our ordinary shares. If our net income is negative or insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made.

You may not be able to exercise preemptive rights with respect to the preferred or common shares.

You may not be able to exercise the preemptive rights relating to the preferred or common shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our common or preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil.

Because any gain or loss recognized by a U.S. Holder (as defined in “Taxation — Material United States Federal Income Tax Consequences”) will generally be treated as a U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common or preferred shares or our ADSs.

You may not receive unpaid dividends.

For the years 1979, 1980, 1981, 1982, 1983, 1984, 1989, 1996 and 1998, we have accrued unpaid dividends in respect of the common shares. The amount was originally R$887 million, but following adjustment for inflation using the Selic rate, we currently record approximately R$8.81 billion on our balance sheet as “Shareholders’ remuneration and dividends.” This money is not due to individual shareholders until a dividend is declared, which has not yet happened. When a dividend is declared, our then current shareholders will be entitled to receive it. Under Brazilian corporate law, there is no date by which these dividends must be paid. Our management is currently considering this issue but, if they do not declare a payment date for these dividends, the holders of our common shares (and our related ADSs) will not receive them. Dividends for the years after 1998 have been declared and paid to our shareholders.

ITEM 4. Information on the Company

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. We currently own approximately 38% of the installed power generating capacity within Brazil. Through our subsidiaries, we are also responsible for approximately 56% of the installed transmission capacity above 230 kV in Brazil. Our revenues principally derive from:

•	the generation of electricity and its sale to electricity distribution companies and free consumers;

•	the transmission of electricity on behalf of other electricity concessionaires; and

•	the distribution of electricity to end consumers.

A. History and Development

General

We were established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration. We are subject to Brazilian Corporate Law. Our executive offices are located at Avenida Presidente Vargas, 409, 13th Floor, Edifício Herm. Stolz, CEP 20071-003 Rio de Janeiro, RJ, Brazil. Our telephone number is +55 21 2514 6331. Our legal name is Centrais Elétricas Brasileiras S.A. – Eletrobrás and our commercial name is Eletrobrás.

Capital Expenditures

Our capital expenditure in 2007, 2006 and 2005 was R$3,104.3 million, R$3,203.9 million and R$3,208.1 million, respectively. The following table shows capital expenditures with respect to generation, transmission and distribution activities.

Period	Capital Expenditure
	Generation	Transmission	Distribution	Other(1)	Total
	(R$ millions)
Year ended December 31, 2007	1,284.3	1,287.9	331.8	200.3	3,104.3
Year ended December 31, 2006	1,163.9	1,520.7	327.2	192.1	3,203.9
Year ended December 31, 2005	1,291.9	1,537.6	205.0	173.6	3,208.1

(1)	Environment, research and infrastructure.

The following table shows capital expenditures by reference to specific projects over the same periods.

	Year ended December 31,
Principal Capital Expenditure Projects	2007	2006	2005
	R$ millions
Generation
Upgrading HPU Furnas - Furnas	45.3	72.2	97.1
Upgrading HPU Luiz Carlos Barreto - Furnas	92.1	157.5	—
TPU Santa Cruz - Furnas	—	39	45.8
Angra I, II and III - Eletronuclear	222.3	246.5	254.7
TPU Camaçari - Chesf	—	8.2	32.5
Expansion HPU Tucuruí First/Second Phases - Eletronorte	77.2	231.3	449.1
Irrigation of lots at Luiz Gonzaga Powerplant - Chesf	109.5	148.8	100.7
Implementation of Belo Monte Plant - Eletronorte	—	—	75.0
Implementation of HPU Simplício Complex	265.3	—	—
Implementation of HPU Batalhas (former Paulistas)	18.4	—	—
Implementation of TPU Candiota III.	126.8	—	—
Implementation of HPU São Bernardo Complex	3.1	—	—
Implementation of HPU Passo São João Complex	27.1	—	—
Implementaion of steam generators from TPU Angra I	76.4	—	—
Other	220.8	260.4	237.0

Total	1,284.3	1,163.9	1,2919.9

Transmission
Improvement of the transmission system RJ/ES	52.8	93.4	200.1
Improvement of the transmission system SP/MG	28.4	97.7	191.2
Improvement of the transmission system GO/MT/DF	82.8	125.5	49.9
Transmission system maintenance RJ	—	75.6	69.9
Implementation of the transmission system Ouro Preto/Vitória	—	—	49.0
Implementation of the Northeast System	234.9	225.3	157.4
Expansion of the Northeast System	61.4	78.1	70.9
Expansion of the Southern System	228.1	268.9	241.9
Expansion of the transmission system HPU Tucuruí/MA	61.9	70.4	71.0
Expansion of the transmission system AC/RO	128.4	170.6	121.9
Transmission system in Pará/Tucuruí	77.2	54.8	56.7
Mato Grosso system	—	47.9	47.1
Interconnection Brazil/Uruguai – Rivera	—	0.94	—
Implementation of the transmission system Tijuco Preto Itapeti-northestern – SP	35.3	—	—
Other	296.7	211.6	210.6

Total	1,287.9	1,520.7	1,537.6

Distribution
“Luz para Todos” program	224.8	253	125.9
Other	107.0	74.2	78.9

Total	331.8	327.2	204.8

Other
Environmental quality	9.0	24.3	18.4
Research	18.3	13.2	9.7
Infrastructure	173.0	154.6	145.7

Total	200.3	192.1	173.8

Total	3,104.3	3,203.9	3,208.1

B. Business Overview

Strategy

Our principal strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our principal strategies are as follows:

•

expand and improve efficiency in our core business lines of generation and transmission. Our business has historically been focused on both our core operations in the Brazilian generation and transmission markets and on our former role as lender to third parties, including historically to our subsidiaries. Since the advent of privatization in our industry, the opportunities to consolidate our role as lender have diminished because many of our former subsidiaries were privatized and we are no longer permitted to act as lender to those companies or any other third party. Accordingly, we have adopted a strategy of focusing on our core operations of generation and transmission. This involves particular focus on maximizing opportunities arising from the auction process, set out in the New Electricity Law, for sales of electricity to distribution companies. In addition, we may try to dispose of certain distribution companies that we acquired between 1996 and 1999 but which are not profitable (the North and Northeastern Distribution Companies). By focusing on generation and transmission, we believe that we will be able to maximize profits by improving efficiency in our existing infrastructure and capitalizing on opportunities arising from new infrastructure such as transmission lines;

•

improve further our corporate governance standards, including our listing on Bovespa’s Level 1, this registration with the SEC and listing on the New York Stock Exchange. We have listed on and are currently in compliance with the requirements of Bovespa’s Level 1 segment, which establishes corporate governance standards that we must comply with (see “Item 9.C, The Offer and Listing – Markets ”). We believe that improving our corporate governance standards yet further is a key component of our overall objectives to achieve growth, profitability and market share because of the positive effect we believe high corporate governance standards have for our perception in the market, both domestically and internationally. As part of this, we have already begun the process of establishing the controls and procedures required by the Sarbanes-Oxley Act of 2002. In addition, we have signed up to the United Nations Global Compact, the world’s largest corporate responsibility initiative, we are members of the Bovespa Sustainability Index and aim to achieve membership of Dow Jones Sustainability Index. We believe that both membership of these initiatives and registration with organizations that are known to have governance standards that are among the most stringent in the world will enable us to significantly raise our global profile. As a major management effort, aimed at unifying and driving all these initiatives, we are developing our five-year Strategic Corporate Plan. Our goal for 2008 is our consolidation as a holding company, governed by corporate governance best practices, operating in an environment committed to achieving economic, financial and operating targets negotiated with our controlling shareholder and subsidiaries. We are aiming to construct a competitive company that emphasizes social and environmental responsibility together with development and quality of life for our employees. In order to maintain our present market share, we are continually focused on improving the performance of our investments including by diversifying our portfolio of equity investments, restructuring our subsidiaries and expanding into international markets; and

•

selectively, identify growth opportunities in the international markets. Historically, our business has been focused on the Brazilian domestic market only and we currently do not have an international presence. However, in order that we can achieve sustained growth, we believe that certain international electricity markets offer opportunities and we plan to selectively identify opportunities these markets in the future. We believe that our plan to register with the SEC and list on the NYSE is a key component of this strategy because of the positive effect we believe it will have on our perception among potential business partners and investors in the United States and elsewhere.

Generation

Our principal activity is the generation of electricity. Net revenues from generation represented 70.8%, 69.6% and 71.2% of our total net revenues in 2007, 2006 and 2005, respectively. Through our subsidiaries and Itaipú we control approximately 38% of Brazil’s total installed generation capacity. Including Itaipu, our power plants generated 52.3%, 57.6% and 53.7% of the total electricity generated in Brazil in 2007, 2006 and 2005, respectively.

According to Law 5,899, of July 5, 1993, and Decree 4,550, of December 27, 2002, Eletrobrás sells, compulsorily, all energy produced by Itaipu to distribution companies in the Southern, Southeastern and Midwestern regions in Brazil (see “Item 5., Operating and Financial Review and Prospects – Principal Factors Affecting our Financial Performance – Itaipu”).

We had an installed capacity of 38,567 MW at December 31, 2007, 37,221 MW at December 31, 2006 and 37,056 MW at December 31, 2005. The increase in capacity over these periods reflects continuous growth. At December 31, 2007 and December 31, 2006 Brazil had installed capacity in the Interconnected power system of 89,792 MW and 87,002 MW, of which approximately 82% and 84% was hydroelectric, respectively.

Concessions

We operate under the following concessions granted by ANEEL for our generation businesses:

Concessions(1)	State	Type of Plant	Installed Capacity (MW)	End of Concession	Began Service
CGTEE
São Jerônimo	Rio Grande do Sul	Thermal	20.00	July 7, 2015	April 1953
Presidente Médici	Rio Grande do Sul	Thermal	446.00	July 7, 2015	January 1974
Nutepa	Rio Grande do Sul	Thermal	24.00	July 7, 2015	February 1968
Chesf
Funil	Bahia	Hydroelectric	30.00	July 7, 2015	March 1962
Pedra	Bahia	Hydroelectric	20.00	July 7, 2015	April 1978
Araras	Ceará	Hydroelectric	4.00	July 7, 2015	February 1967
Curemas	Bahia	Hydroelectric	3.50	November 25, 2024	January 1957
Paulo Afonso I	Bahia	Hydroelectric	180.00	October 2, 2015	January 1955
Paulo Afonso II	Bahia	Hydroelectric	443.00	October 2, 2015	April 1961
Paulo Afonso III	Bahia	Hydroelectric	794.20	October 2, 2015	April 1971
Paulo Afonso IV	Bahia	Hydroelectric	2,462.40	October 2, 2015	April 1979
Paulo Afonso Piloto	Bahia	Hydroelectric	2.00	October 2, 2015	February 1949
Moxotó (Apolônio Sales)	Bahia	Hydroelectric	400.00	October 2, 2015	February 1977
Sobradinho	Bahia	Hydroelectric	1,050.30	February 9, 2022	April 1979
Luiz Gonzaga	Pernambuco	Hydroelectric	1,479.60	October 3, 2015	February 1988
Boa Esperança	Piauí/Maranhão	Hydroelectric	237.30	October 10, 2015	January 1970
Xingó	Sergipe/Alagoas	Hydroelectric	3,162.00	October 2, 2015	April 1994
Camaçari	Bahia	Thermal	350.00	August 10, 2007	February 1979
Eletronorte
Rio Acre	Acre	Thermal	45.00	Indefinite	April 1994
Rio Branco II	Acre	Thermal	32.00	Indefinite	April 1981
Rio Branco I	Acre	Thermal	19.00	Indefinite	February 1988
Electron (TG)	Amazonas	Thermal	120.00	Indefinite	June 2005
Santana	Amapá	Thermal	178.10	Indefinite	January 1993
Rio Madeira	Rondônia	Thermal	83.00	Indefinite	April 1968
Coaracy Nunes	Amapá	Hydroelectric	78.00	July 8, 2015	April 1975
Tucurui	Pará	Hydroelectric	8,370.00	July 11, 2024	April 1984
Samuel	Rondônia	Hydroelectric	216.00	September 14, 2009	March 1989
Curuá-Una	Pará	Hydroelecric	30.30	July 27, 2028	December 2005 (2)
Floresta	Roraima	Thermal	52.00

Eletronuclear (3)
Angra I	Rio de Janeiro	Nuclear	657.00	April, 2022	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	July, 2040	September 2000
Furnas
Corumbá I	Goiás	Hydroelectric	375.00	November 29, 2014	April 1997
Serra da Mesa	Goiás	Hydroelectric	1,275.00	May 7, 2011	April 1998
Furnas	Minas Gerais	Hydroelectric	1,216.00	July 7, 2015	March 1963
Itumbiara	Minas Gerais	Hydroelectric	2,082.00	February 26, 2020	February 1980
Marimbondo	São Paulo	Hydroelectric	1,440.00	March 7, 2017	April 1975
Peixoto (Mascarenhas de Morais)	Minas Gerais	Hydroelectric	476.00	October 31, 2023	April 1956
Porto Colômbia	Minas Gerais	Hydroelectric	320.00	March 16, 2017	March 1973
Manso	Mato Grosso	Hydroelectric	212.00	February 10, 2035	October 2000
Funil	Rio de Janeiro	Hydroelectric	216.00	July 7, 2015	April 1969
Estreito	São Paulo	Hydroelectric	1,050.00	July 7, 2015	January 1969
Campos	Rio de Janeiro	Thermal	30.00	July 27, 2007	April 1968
Santa Cruz	Rio de Janeiro	Thermal	766.00	July 7, 2015	March 1967
Manaus Energia
Aparecida	Amazonas	Thermal	104.00	Indefinite	February 1984
Mauá	Amazonas	Thermal	137.00	Indefinite	April 1973
Balbina	Amazonas	Hydroelectric	250.00	March 1, 2027	January 1989

(1)	Itaipu does not hold a concession. The Itaipu treaty is due to expire in 2023.
(2)	This plant was transferred from Celpa to Eletronorte in December 2005 as payment for outstanding debts owed by Celpa to Eletronorte relating to sales of energy.
(3)	The nuclear plants are authorized to operate for 40 years from the date on which they commenced operations. A few years prior to this due expiration date, each applicable nuclear energy company may request an extension of its respective concession from CNEN. In order to obtain an extension, CNEN may request the replacement of certain equipment. For example, in the case of Angra I, CNEN requested the replacement of a steam generator following our request to extend the concession by 20 years.

Source: SIESE, ANEEL and internal sources.

Types of Plant

Hydroelectric power plants accounted for 93.7% of our total power generated in 2007, compared to 93.2% in 2006 and 94.0% in 2005.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 1.0% of our total power generated in 2007, compared, 1.1% in 2006 and 1.6% in 2005. Nuclear plants accounted for 5.3% of our total power generated in 2007, compared to 5.7% in 2006 and 4.5% in 2005.

The following table sets out the total amount of electricity generated in the periods indicated, broken down by type of plant:

	Year Ended December 31,
	2007	2006	2005
	(MWh)
Type of plant:
Hydroelectric	218,305,510	224,961,642	203,149,841
Thermal	2,440,890	2,732,974	3,370,289
Nuclear	12,365,398	13,769,410	9,852,955

Total	233,111,798	241,464,026	216,373,085

Hydroelectric Plants

Hydroelectric plants are our most cost-efficient source of electricity, although efficiency is significantly dependent on meteorological factors, such as the level of rainfall. Based on our experience with both types of plant, we believe construction costs for hydroelectric plants are higher than for thermal plants; however, the average useful life of hydroelectric plants is longer. We use our hydro-powered plants to provide the bulk of our primary electricity and back-up electricity generated during peak periods of high demand. During periods of rapid change in supply and demand, hydroelectric plants also provide greater production flexibility than our other forms of electric generation because we are able to instantly increase (or decrease) output from these sources, in contrast to thermal or nuclear facilities where there is a time lag while output is adjusted.

As of December 31, 2007, we owned and operated 29 hydroelectric plants; in addition, we hold a 50% interest in Itaipu, the other 50% of which is owned by a Paraguayan governmental entity. The ONS is solely responsible for determining, in any year, how much electricity each of our plants should generate. At December 31, 2007, the total installed capacity of our hydroelectric plants was 27,154 MW (excluding Itaipu which is equally owned by Brazil and Paraguay). The following table sets out hydroelectric plants owned by us at December 31, 2007:

	Installed Capacity	Assured Energy(1)	Utilization Rate(2)	Began Service
	(MW)	(MW)	(%)
Hydroelectric plants:
Funil	30	16	53	1962
Pedra	20	7	35	1978
Araras	4	2	50	1967
Curemas	4	2	50	1957
Paulo Afonso complex and Moxotó	4,280	2,225	52	1957
Sobradinho	1,050	531	51	1979
Luiz Gonzaga	1,479	959	65	1979
Boa Esperança	237	143	60	1970
Xingó	3,162	2,139	68	1994
Coaracy Nunes (3)	77	—	—	1975
Tucurui complex	8,370	4,140	49	1984
Samuel (3)	216	—	—	1989
Corumbá I	375	209	56	1997
Curuá-Una (3)	30	24	80	—
Serra da Mesa(4)	1,275	671	53	1998
Furnas	1,216	598	49	1963
Itumbiara	2,082	1,015	49	1980
Marimbondo	1,440	726	50	1975
Peixoto (Mascarenhas de Morais)	476	295	62	1956
Porto Colômbia	320	185	58	1973
Manso(4)	212	92	43	2000
Funil	216	121	56	1969
Estreito	1,050	495	47	1969
Balbina (3)	250	—	—	1989

Total	27,871	14,595

(1)	Assured energy is the maximum amount that each plant is permitted to produce and sell in auctions/supply to the Interconnected power system, an amount determined by ONS.
(2)	Utilization rate means assured energy sold as a percentage of installed capacity.
(3)	The Balbina, Curuá-Una, Samuel and Coaracy plants are part of the isolated system and do not have an assured energy restriction.
(4)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)	(MWh)	(%)
Hydroelectric plants:
Funil (Chesf)	135,780	124,085	91.4
Pedra	63,072	30,707	48.7
Araras	17,520	0	0
Curemas	17,520	9,166	52.3
Paulo Afonso complex and Moxotó	19,491,000	20,006,905	102.6
Sobradinho	4,651,560	5,141,292	110.5
Luiz Gonzaga	8,400,840	9,200,957	109.5
Boa Esperança	1,252,680	1,115,965	89.1
Xingó	18,737,640	21,630,889	115.4
Coaracy Nunes (2)	—	447,372	—
Tucurui complex	36,266,400	29,995,549	82.7
Samuel (2)	—	775,273	—
Corumbá I	1,830,840	2,122,252	115.9
Curuá-Una (2)	210,240	220,814	105.0
Serra da Mesa(3)	2,847,876	2,607,552	91.5
Furnas	5,238,480	5,214,747	99.5
Itumbiara	8,891,400	10,800,120	121.4
Marimbondo	6,359,760	7,214,301	113.4
Peixoto (Mascarenhas de Morais)	2,584,200	2,778,935	107.5
Porto Colômbia	1,620,600	2,019,170	124.6
Manso(3)	564,144	489,095	86.7
Funil (Furnas)	1,059,960	859,621	81.1
Estreito	4,336,200	3,851,584	88.8
Balbina (2)	—	1,029,154	—

Total	124,577,712	127,685,507	102.5	(1)

(1)	Excluding Itaipu, which is owned equally by Brazil and Paraguay.
(2)	The Balbina, Curuá-Una, Samuel and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(3)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. These quantities refers to our participation.

See the table on “– Concessions” for information on the hydroelectric power plants operated by Chesf, Eletronorte and Furnas.

Hydroelectric utilities in Brazil are required to pay royalty fees to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$1,678 million in 2007, compared to R$1,795 million in 2006 and R$1,661 million in 2005. These fees are recorded as operating costs in our financial statements.

Within the past two years, our subsidiaries have acquired concessions for the construction of 17 new hydroelectric power plants, information on which is set out in the table below:

	Installed Capacity	Investment	Construction begins or began	Service begins(1)
	(MW)	(R$ millions)
New plants:
Coxilha Rica	18	58.8	April 2008	November 2009
Santo Cristo	19.5	65.5	April 2008	November 2009
São Mateus	19	73.0	July 2008	December 2009
Antoninha	13	49.1	July 2008	December 2009
Malacara	9.2	36.1	July 2008	December 2009
Gamba	10.8	40.7	July 2008	December 2009
Barra do Rio Chapéu	15	48.8	April 2007	November 2008
Pinheiro	10	36.3	July 2007	November 2008
João Borges	19	51.1	July 2007	November 2008
Itararé	9	27.8	July 2007	November 2008
Passo São João	77.1	272.0	April 2007	June 2009
Mauá	361	950.0	September 2007	January 2010
Dardanelos	261.0	700.0	March 2007	December 2010
Batalha	52.5	399.3	March 2007	June 2009
Simplício	337.7	1,305.1	March 2007	November 2010
Baguari	140.0	487.5	March 2006	September 2009
São Domingos	48	200	January 2009	January 2012

(1)	Estimated dates based on current timetable.

HPU Baguari will be operated by Furnas and a third party. HPU Simplício and Paulistas (Batalha) will be operated only by Furnas. Dardanelos will be operated by our subsidiaries Chesf and Eletronorte in association with partners (see “– Lending and Financing Activities – Equity Participation”).

The other new plants will be operated solely by our subsidiary Eletrosul other than the new Mauá plant, which will be jointly operated by our subsidiary Eletrosul and by Companhia Paranaense de Energia S.A. – Copel, a third party. We intend to finance these plants from cashflow from operations, and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

Thermal Plants

At December 31, 2007, we owned and operated 15 thermal plants. Thermal plants include coal and oil power generation units. The total installed capacity of our thermal plants was 2,406 MW at December 31, 2007, compared to 2,707 MW at each of December 31, 2006 and 2005. The following table sets out information regarding our thermal plants at December 31, 2007:

	Installed Capacity	Generation	Assured Energy
	(MW)	(MWh/yr)	(MW/h)
Thermal plants:
P. Médici (Candiota)	446	1,197,593	1,524,240
S. Jerônimo (Candiota)	20	51,392	52,560
Nutepa (Candiota)	24	—	70,080
Santa Cruz	766	30,630	4,344,960
Campos	30	—	183,960
Camaçari	350	41,092	—
Electron	120	126	—
Rio Madeira	83	19,624	—
Santana	178	535,033	—
Rio Branco I	19	162	—
Rio Branco II	32	633	—
Rio Acre	45	4,043	—
Floresta	52	—	—
Mauá	137	451,347	—
Aparecida	104	109,215	—

Total	2,406	2,440,890

In December 2005, our subsidiary CGTEE was granted authorization to begin construction on an extension of the Candiota thermal plant. This extension will increase the installed capacity of the Candiota thermal plant by 350 MW and will require an investment of approximately R$939 million. Construction on this extension began in July 2006 and completion is scheduled for December 2009.

Each of our thermal plants operates on coal and/or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the plant’s location.

Although we do not have alternatives if our sources of these raw materials become unavailable or uneconomical, we have spare capacity in our hydroelectric plants and we are increasing our investment in transmission lines that would allow us to compensate for any disruption in supplies to certain degree. We are not subject to price volatility with respect to these raw materials because the prices are regulated by the Brazilian Government and entities controlled by the Brazilian Government which set fixed prices annually.

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$2,272 million for 2007, compared to R$2,500 million in 2006 and R$2,831 million in 2005. We record these amounts net of the CCC Account reimbursements.

We have recovered a substantial portion of the thermal plants’ excess operating costs, which correspond to the difference between the cost of a thermal plant and the cost of a hydroelectric plant, through reimbursements pursuant to the CCC Account. The Brazilian Government created the CCC Account in 1973 for the purpose of building financial reserves to cover the costs of using fossil fuel thermal power plants, which are more expensive to operate than hydroelectric plants, in the Basic Network and the Interconnected power system should a power shortage create a need for increased production of thermal power plants. Consumers through electricity distributors in Brazil are required to contribute annually to the CCC Account, which in effect serves as an insurance fund against an extraordinary situation, such as a rainfall shortage, which would require increased use of thermal plants. The aggregate amount of the annual required contribution is calculated on the basis of the current year’s cost of fuel estimates for all thermal plants. Each utility is then allocated a proportional contribution towards the aggregate amount based on such utility’s total electricity sales during the previous year. In 1993, the scope of the CCC Account was extended to include a portion of the costs of thermal electricity generation in isolated, non-integrated grids in remote areas of Brazil’s northern region.

Each of Furnas, Chesf, CGTEE and Eletronorte receives CCC Account reimbursement for its thermal plant fuel costs, thereby reducing the operating costs of each of their plants. We administer the CCC Account. Reimbursements from the CCC Account for the fuel costs of thermal plants connected to the Basic Network are being phased out in conjunction with the development of a competitive wholesale market.

Reimbursements decreased to a range of 72% - 91% of fuel costs in 2007, compared to a range of 76% - 92% in 2006 and in 2005. Thermal plants in the isolated, non-integrated grids are scheduled to receive reimbursements for fuel costs up to and including 2022.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
Type of fuel	2007	2006	2005
	(R$ thousands)
Coal	101,627	111,481	111,436
Light oil	2,393,694	2,206,731	2,544,811
Heavy oil	518,331	4,421	36,080
Gas	40	6.0	6,367
Uranium	185,980	177,739	132,065

Total	3,199,672	2,500,378	2,830,759

	Year Ended December 31,
Type of fuel	2007	2006	2005
Coal (tons)	1,844,381	2,078,000	2,194,667
Light oil (litres)	584,871,244	542,502,159	703,117,051
Heavy oil (tons)	—	3,086	51,527
Gas (m3)	58,815	10,051	13,384,353
Uranium (quantity of elements)	88	84	40

Nuclear Plants

Nuclear power plants represent a relatively costly source of electricity for us. The Brazilian Government, however, has a special interest in the continuing existence of nuclear power plants in Brazil and is required by law to maintain ownership and control over these plants. Accordingly, we expect to continue to own 99.8% of Eletronuclear.

Through Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 657 MW, representing approximately 1.7% of our total installed capacity and Angra II, with 1,350 MW, representing approximately 3.5% of our total installed capacity. In addition, political discussions are ongoing with respect to a possible new nuclear plant, which would be called Angra III. We cannot predict the outcome of those discussions and, accordingly, when (if at all) construction on Angra III may begin.

The following table sets out information regarding our nuclear plants at December 31, 2007:

	Installed Capacity	Assured Energy(1)	Began Service(2)
	(MW)	(MWh/yr)
Nuclear plant:
Angra I	657	3,215,000	April 1, 1982
Angra II	1,350	9,706,000	July 21, 2000

Total	2,007	12,921,000

(1)	For our nuclear plants, assured energy is not limited by ONS or any other regulatory body.
(2)	Commercial operation in: Angra I – January, 1985 and Angra II – September, 2000.

The generation capability of Angra I is presently limited to 520 MW, as a result of the use of the tubes of its steam generators, which will be replaced in the first quarter of 2009. In addition, until the replacement of the steam generators, two planned outages per year are being performed in Angra I, one for reloading of fuel and one for inspection of the steam generators. Accordingly, the planned outages of Angra I will total 60 days per year. These operational restrictions result in 3,216 GWh/yr assured energy for Angra I, as set forth in the above table.

With respect to Angra II, its installed capacity is 1,350 MW (nominal power) and we plan that there will be 30 days of refueling outages per year, which will result in assured energy of 9,706 GWh/yr, as set forth in the table.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras – INB, a Brazilian Government-owned company responsible for processing uranium used in nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletronuclear bears responsibility for the safe delivery of such fuel. To date, Eletronuclear (and the previous owner of Angra I – Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. With respect to high-level nuclear waste (spent nuclear fuel), such waste is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II commenced at the same time as the operations began at these two units in 1985 and 2000, respectively. The amount of this provision is supported by a technical report of a work group created by Eletronuclear in 2001. In relation to Angra I, the estimated cost is US$198 million, based on provisional estimates that operations will cease in 2024. In relation to Angra II, the estimated cost is US$240 million, based on provisional estimates that operations will cease in 2040. Recently the management of the Electronuclear made the revision and updating of the values, besides defining the parameters and regulations in order to establish the necessary financial reserves for coverage of the decommissioning of the plants. Therefore, the cost is estimated in US$307,000 thousand and US$426,000 thousand for Angra I and Angra II, respectively. The economic useful life of the plants was reevaluated for 40 years.

The electricity generated by Eletronuclear is sold to our subsidiary Furnas at a regulated price, determined by the MME. This regulated price reflects Eletronuclear’s production costs. However, in on-selling this electricity to distribution companies, Furnas is required to participate in the public auction process, in which other generation companies in a pool provide bids that reflect the maximum cost of electricity each is willing to supply and the distribution companies pay a price equal to an average of all these bids. As a result of this auction process, the price that Furnas currently receives is typically higher than that it paid to Eletronuclear for the corresponding electricity. Historically, however, the reverse has been true and we recorded consolidated losses in respect of electricity generated by Eletronuclear. We are currently analyzing potential measures to reduce these losses if this situation re-occurs, including replacing Furnas in the supply chain described above with Eletrobrás itself, which is not required to sell electricity only pursuant to the auction process.

Sales of Electricity Generated

We sold approximately R$14,864 million of electricity generated (net of electricity purchased for resale and VAT and other taxes) in 2007, compared to R$13,915 million in 2006 and R$13,216 million in 2005. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. As discussed in “—The North and Northeastern Distribution Companies,” we own certain distribution companies that operate in the northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to the North and Northeastern Distribution Companies, which does not give rise to revenues in our generation segment.

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2007		2006		2005
	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)
Type of sale:
Through auctions and initial contracts (energy charge)	7,822,678	98,004,823	6,792,152	93,894,340	6,048,266	86,458,515
Through free market agreements or bilateral contracts (energy charge)	3,273,962	46,026,916	3,123,405	43,959,451	3,128,190	45,742,615
Itaipu	7,555,634	90,620,003	6,276,247	92,331,000	6,054,270	87,660,930

Total	18,652,274	234,651,742	16,191,804	230,184,791	15,230,726	219,862,060

The table below shows a summary of the amount of electricity that we have sold through auction sales:

	Year Ended December 31,
	2007	2008	2009	2010
Capacity Average (MW):
1st Auction	11,003	11,003	11,003	11,003
2nd Auction	—	644	644	644
3rd Auction	—	—	—	—
4th Auction	—	—	396	396
5th Auction	180	180	180	180

Total	11,183	11,827	12,223	12,223
Energy (MWh) per year	97,963,080	103,604,520	107,073,480	107,073,480
Average tariff (R$/MWh)	58.49	63.73	64.77	64.77
Estimated revenues (R$ thousands)	5,729,860	6,602,716	6,935,149	6,935,149

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge,” an “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our sales of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Furnas). Our sales of electricity (through our subsidiaries Chesf and Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry—Regulation under the New Electricity Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Revenues in our transmission segment are fixed by the Brazilian Electricity Regulatory Agency (ANEEL), which sets a fixed transmission revenue fee each year. Net revenues from transmission represented 14.4% of our total net revenues in 2007, compared to 15.0% in 2006 and 14.0% in 2005. The electricity that we generate is transported through Brazil’s tension transmission network, with 55,942 km of transmission lines above 138 kV at December 31, 2007, compared to 55,658km at December 31, 2006 and 55,181 at December 31, 2005. In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. There is one Interconnected power system in Brazil that links the northern and northeastern regions to the south and southeast. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout the Interconnected power system.

Transmission Concessions

Our transmission operations are carried out pursuant to the following concessions granted by ANEEL:

	Total length	Voltage Levels	Average age of operation	Average years remaining of concession
	(km)	(kV)	(years)
Furnas	19,277.5	69 – 750	30.13	8.06
Chesf	18,468.1	69 – 500	34.34	7.74
Eletrosul	9,144.9	69 – 500	26.12	7.52
Eletronorte	10,450.5	69 – 500	16.50	7.51

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected power system. A national transmission grid provides generators with access to customers in all regions. Furnas and Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage in December 31, 2007:

	750 kV	600 kV (DC)(1)	500 kV	345 kV	230 kV	138kV	132/69kV	Total
Company:
Chesf	—	—	5,121.5	—	12,537.2	383.9	425.5	18,468.1
Eletronorte	—	—	3,236	—	5,487.4	1,018	704	10,450.5
Eletrosul	—	—	2,586.5	—	4,655.1	1,834.6	68.7	9,144.9
Furnas	2,698.0	1,612.0	4,549.0	6,069.5	1,949.0	2,204.0	196	19,277.5

Total	2,698.0	1,612.0	15,493	6,069.5	24,628.7	5,440.5	1,394.20	57,341

(1)	DC means direct current.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 Kv in Brazil that we were responsible in December 31, 2007:

	750 kV	600 kV (DC)(1)	500 kV	345 kV	230 kV	Total
Entity:
Eletrobrás	100	100	51.20	62.28	63.20	55.95
Others	0	0	48.80	37.72	36.80	44.05

Total	100	100	100	100	100	100

(1)	DC is direct current.

Except in relation to the small part of Eletronorte located in the isolated system, the transmission lines in the Interconnected power system are totally integrated.

We currently own approximately 56% of all transmission lines in Brazil above 230 kV and, as a result, receive fees from companies that transmit electricity on these lines. Revenues from transmission were R$3,852 million in 2007, compared to R$3,379 million in 2006 and R$3,025 million in 2005. As a generation company, we must also pay a tariff in respect of our transmission of electricity over those transmissions that we do not own. Taking into account all transmission lines in Brazil (230 kV and above), this means we pay a tariff in respect of 44.0% of all transmission lines in Brazil.

We believe that losses of electricity in the transmission system in Brazil have historically been, and currently are, approximately 16% of all electricity transmitted in the system, compared to approximately 8% in the international transmission systems.

We operate as part of an integrated and co-ordinated national electricity system for Brazil. The Concessions Law authorizes us to begin to charge fees for the use of our transmission system by other electricity companies; we will be able to charge such fees, once regulations have been promulgated by ANEEL. Through Furnas, we charge a tariff (currently approximately R$3,012.28 per MW/month) for the transmission of electricity generated by Itaipu and purchased for resale.

The transmission charge for the power generated by Itaipu is used to compensate Furnas, which owns the applicable transmission line, for making its transmission system available for the exclusive use of plant-connection installations. This system comprises the 765 kV Itaipu / Ivaiporã and the 600 kV DC Itaipu / Ibiúna transmission lines that are not part of the Basic Network. There is a R$3,456.90 per MW charge that is levied per month by Furnas in respect of this charge.

Distribution

Distribution of Electricity

Our distribution activities constitute a relatively small proportion of our overall operations. Net revenues from distribution represented 13.1% of our total net revenues in 2007, compared to 13.3% in 2006 and 13% in 2005.

Distribution Companies

The following companies in our group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

•

Eletronorte, which distributes power directly to industrial consumers through its two wholly-owned subsidiaries, Manaus Energia S.A. and Boa Vista Energia S.A. These two companies distribute electricity to the cities of Manaus and Boa Vista (which are part of Brazil’s isolated system). Eletronorte’s distribution concession ends on July 7, 2015; and

•

the North and Northeastern Distribution Companies, details of which are as follows: (i) Ceal distributes electricity in the state of Alagoas pursuant to a concession that ends on July 12, 2015, (ii) Ceam distributes electricity in the state of Amazonas pursuant to a concession that ends on July 12, 2015, (iii) Cepisa distributes electricity in the state of Piauí pursuant to a concession that ends on July 12, 2015, (iv) Ceron distributes electricity in the state of Rondônia pursuant to a concession that ends on July 12, 2015, and (v) Eletroacre distributes electricity in the state of Acre pursuant to a concession that ends on July 12, 2015.

Transmission and Distribution System

Our transmission and distribution network consists of overhead transmission lines and sub-stations with varying voltage ranges. The clients we serve through our distribution network are classified by voltage level. With respect to our distribution to state utilities and industrial companies, we distribute electricity at higher voltage levels (up to 750 kV), while distribution to residential and certain commercial companies is made at lower voltage levels (either at 230 kV, 138 kV or 69 kV).

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2007	2006	2005
Eletronorte:
Technical losses	9.94%	9.2%	9.0%
Commercial losses	17.81%	19.9%	18.3%

Total electricity losses	27.75%	29.1%	27.3%
Outages:
Frequency of outages per customer per year (number of outages)	32.59	27.2	35.3
Duration of outages per customer per year (in hours)	28.47	20.8	28.9
Average response time (in minutes)	126.19	79.3	131.0

North and Northeastern Distribution Companies:
Technical losses	10.8%	10.5%	10.8%
Commercial losses	23.6%	23.5%	23.8%

Total electricity losses	34.4%	34.0%	34.6%
Outages:
Frequency of outages per customer per year (number of outages)	43.60	44.8	51.0
Duration of outages per customer per year (in hours)	39.90	41.4	48.8
Average response time (in minutes)	105.10	92.6	102.4

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for Eletronorte were 27.75% in 2007, compared to 29.1% in 2006 and 27.3% in 2005. Total electricity losses for the North and Northeastern Distribution Companies were 34.4% in 2007, compared to 34.0% in 2006 and 34.6% in 2005.

Reducing the level of commercial losses in the North and Northeastern Distribution Companies in particular presents a continuing challenge to us. Commercial losses at these companies have averaged approximately 23.5% over recent periods. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

The following table sets out information regarding total losses in our distribution segment recorded by each of the North and Northeastern Distribution Companies:

	Year Ended December 31,
	2007	2006	2005
	(percentages)
Company:
Ceal	30.76	31.1	28.3
Ceam	41.60	43.5	46.2
Cepisa	38.46	35.0	35.0
Ceron	34.68	34.6	35.8
Eletroacre	26.42	25.8	28.2

Power Outages

With respect to the Interconnected power system, we aim to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. Our average response time in the Interconnected power system in 2007 was 2.21 hours. The following table sets forth our average response time, in hours, to repair requests in the Interconnected power system:

	Year Ended December 31,	Year Ended December 31,
	2007	2006
Company:
Ceal	1.77	2.05
Cepisa	2.65	2.53

Average	2.21	2.29

With respect to distribution operations in the Isolated system, we aim to respond to repair requests within half an hour to two hours, depending on the scale and nature of the problem. Our average response time in the Isolated system in 2007 was 1.45 hours. The following table sets forth our average response time, in hours, to repair requests in the Isolated system:

	Year Ended December 31,	Year Ended December 31,
	2007	2006
Company:
Eletroacre	2.21	1.97
Ceron	1.13	0.62
Ceam	1.00	2.72

Total	4.34	5.31

Average	1.45	1.77

Customers

The following table sets forth our total distribution of electricity, by type of user, for the periods indicated:

	Year Ended December 31,
	2007		2006		2005
	(R$ millions)	(MWh)	(R$ millions)	(MWh)	(R$ millions)	(MWh)
Distribution to:
State utilities	344	1,257,567	485	987,027	463	1,714,887
Industrial	796	2,480,276	746	2,397,704	603	2,371,885
Residential	1,382	3,507,657	1,266	3,303,990	1,126	3,226,895
Commercial	839	2,092,267	808	1,970,130	684	1,920,997
Other	387	1,339,216	150	1,378,528	172	676,987

Total	3,748	10,676,983	3,455	10,037,379	3,048	9,911,651

Tariffs

We classify our customers into two different groups, Group A customers and Group B customers, based on the voltage level at which the electricity is supplied to such customers. Each customer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B customers pay higher tariffs, compensating the aggregated costs in all sub-systems in which electricity flows to supply them. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, decreasing from A4 to Al, because they demand electricity at higher voltages, which requires lower use of the energy distribution system. Tariffs we charge for sales of electricity to final customers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “—The Brazilian Power Industry.”

Group A customers receive electricity at 2.3 kV or higher. Tariffs for Group A customers are based on the voltage level at which electricity is supplied, and the time of year and the time of day electricity is supplied, although customers may opt for a differentiated tariff in peak periods. Tariffs for Group A customers are composed of two components: a “capacity charge” and an “energy charge.” The capacity charge, expressed in reais per kW, is based on the higher of (1) contracted firm capacity or (2) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed.

Tariffs charged to Group A customers are lower than those for Group B customers because Group A customers consume electricity at higher voltage ranges, and therefore avoid the costs associated with lowering the electricity voltage as is required for consumption by our Group B customers.

Group B customers receive electricity at less than 2.3 kV (220V and 127V). Tariffs for Group B customers consist solely of an energy consumption charge and are based on the classification of the customer.

Billing Procedures

The procedure we use for billing and payment for electricity supplied to our customers is determined by customer category. Meter readings and invoicing take place on a monthly basis for low voltage consumers, with the exception of rural consumers whose meters are read in intervals varying from one to three months, as authorized by relevant regulation. Bills are prepared from meter readings or on the basis of estimated usage. Low voltage customers are billed within five business days after the invoice date. In case of nonpayment, a notification of nonpayment accompanied by the next month’s invoice, is sent to the customer and a period of 15 days is provided to eliminate the amount owed to us. If payment is not received within three business days after the 15-day period, the customers’ electricity supply is suspended. High voltage customers are billed on a monthly basis with payment required within five business days after the invoice date. In the event of non-payment, a notice is sent to the customer two business days after the due date, giving a deadline of 15 days to make payment. If payment is not made within three business days after the notice, the customer is subject to discontinuation of service.

At December 31, 2007 and December 31, 2006, customers in default represented an average of 21.4% and 17.1% of annual revenues, respectively. In the case of Eletronorte, customers in default represented 19.5% and 13.6% of annual revenues and in the case of the North and Northeastern Distribution Companies, customers in default represented 22.4% and 19.3% of annual revenues. These default rates have remained generally stable over recent years and we do not expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

We purchased 14,681 GWh of electricity for distribution in 2007, compared to 12,644 GWh in 2006 and 11,711 GWh in 2005. Our distribution companies purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price that we pay for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Us

Currently, Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under control. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. We still have some loans outstanding with distribution companies that have now been privatized. We had outstanding loans of R$5,985 million at December 31, 2007, compared to R$5,858 million at December 31, 2006 and R$5,710 million at December 31, 2005. We had interest income of R$1,586 million on such loans in 2007, compared to R$1,077 million in 2006 and R$1,702 million in 2005. Our biggest debtors from our lending activities were Duke Energy Brasil and AES Tiete S.A., with R$1,013 million and R$1,293 million outstanding at December 31, 2007, R$1,067 million and R$1,363 million outstanding, at December 31, 2006, respectively, and R$1,026 million and R$1,310 million oustanding at December 31, 2005, respectively.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. At December 31, 2007 long-term debt on an unconsolidated basis was R$1,576.9 million, compared to R$2,007.5 million at December 31, 2006 and R$2,344.5 million at December 31, 2005, with the majority of our foreign currency debt (approximately 64% for the three periods) denominated in U.S. dollars. Further details of our borrowings are set out in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Indebtedness.”

The average interest expense with respect to our financing activities for 2007 was 7.03%, compared to 6.83% for 2006 and 6.75% for 2005.

In addition, we utilize borrowings from the RGR Fund, which we administer, to on-lend to our subsidiaries and other electricity companies. See “Item 5, Operating and Financial Review and Prospects – Certain Factors Affecting our Financial Performance – Our role in administering Brazilian Government Programs.” As of December 31, 2007 and December 31, 2006, we incur interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of 1.0% to 2.0% on funds which we on-lend to subsidiaries and other entities.

Equity Participation

We act as a minority participant in private sector generation and transmission companies and joint ventures. We are also authorized to issue guarantees for those companies in which we participate as an equity investor. We are currently considering investments in a number of such companies, focusing primarily on those in line with our strategy of building on our core businesses of generation and transmission (see “Item 7.B, Related Party Transactions”).

The current participations that we have are in private sector generation and transmission companies and joint ventures. Participation is determined primarily on merit and profitability criteria. The table below shows our participation in these companies at December 31, 2007:

Special Purpose Company/Consortium	Object of investment	Eletrobrás Participation	Amount of Investment
			(in R$ millions)
Transmissão Nordeste S.A.	500 kV Transmission Line of 541 km: Teresina-Sobral-Fortaleza	Chesf (49%)	516.2

Energetica Águas da Pedra (Aripuanã; Água Das Pedras)	HPU Dardanelos with 261 MW	Chesf (24.5%), Eletronorte (24.5%)	760.8

Intesa – Integração de Energia S/A	500 kV Transmission Line of 688 km: Colinas-Miracema-Gurupí-Peixe Nova-Serra da Mesa 2	Chesf (12%), Eletronorte (37%)	500

Amazônia Eletronorte Transmissora de Energia S.A. – Aete	230 kV Transmission Line of 193 km: Coxipó-Cuiabá-Rondonópolis SE Seccionadora Cuiabá	Eletronorte (49%)	105

AMAPARI Energia S.A.	TPU Serra do Navio e Small HPU Capivara	Eletronorte (49%)	64.0

Special Purpose Company/Consortium	Object of investment	Eletrobrás Participation	Amount of Investment
Brasnorte Transmissora de Energia S.A.	230kV Transmission Lines of 129km: Jauru-Juba-C2; LT Maggi-Nova Mutum	Eletronorte (45%)	238.0

Ártemis – Transmissora de Energia S.A.	525 kV Transmission Line of 376 km: S. Santiago-Ivaporã-Cascavel	Eletrosul (46.5%)	310

Etau – Empresa de Transmissão do Alto Uruguai S.A.	230 kV Transmission Line of 174 km: Campos Novos-Barra Grande-Lagoa Vermelha-Santa Marta	Eletrosul (27.4%)	116

Sc Energia – Empresa de Transmissão de Energia de Santa Catarina S.A.	525 kV Transmission Line of 375 km: Campos Novos-Blumenau	Eletrosul (49%)	302.0

Uirapuru Transmissora de Energia S.A.	525 kV Transmission Line of 122 km: Ivaiporã-Londrina	Eletrosul (49%)	107

Rs Energia – Empresa de Transmissãao de Energia do Rio Grande do Sul S.A.	525 kV Transmission Line of 273 km: Campos Novos-Pólo	Eletrosul (49%)	183

Consórcio Energético Cruzeiro do Sul S.A.	HPU Mauá with 361 MW	Eletrosul (49%)	950

Spe Companhia Centroeste de Minas S.A.	345 kV Transmission line of 66 Km: Furnas-Pimenta II	Furnas (49%)	45.1

Spe Companhia Transudeste de Transmissão S.A.	345 kV Transmission Line of 140 km: Itutinga-Juiz de Fora	Furnas (25%)	88.1

Spe Companhia Transirapé de Transmissão S.A.	345 kV Transmission Line of 65 Km: Irapé-Araçuaí	Furnas (24.5%)	69.3

Spe Companhia Transleste de Transmissão S.A.	345 kV Transmission Line of 150 km: Montes Claros-Irapé	Furnas (24%)	118.9

Spe Enerpeixe S.A.	HPU Peixe Angical with 452 MW	Furnas (40%)	1,817.2

Baguari I Geração de Energia Elétrica S.A.	HPU Baguari with 140 MW	Furnas (15%)	515.0

Spe Retiro Baixo Energética S.A.	HPU Retiro Baixo 49%	Furnas (49%)	288.0

Spe Madeira S.A.	HPU Santo Antonio	Furnas (39%)	12,200.0

The North and Northeastern Distribution Companies

We own majority interests in Ceron, Eletroacre, Ceal, Cepisa and Ceam (which we refer to collectively as the North and Northeastern Distribution Companies), each of which are distribution companies based in the northern and northeastern regions of Brazil. See “—Our Structure” for further information regarding our ownership interests in the North and Northeastern Distribution Companies. The North and Northeastern Distribution Companies were previously owned by the individual Brazilian states in which they operated and we first made equity investments in these companies in 1996. The objective of our investments in the North and Northeastern Distribution Companies was to improve their financial condition and prepare them for privatization. These companies are included in the Brazilian Privatization Program. At December 31, 2007 and December 31, 2006, the total net assets of all of the North and Northeastern Distribution Companies was approximately R$380 million and R$300 million, respectively. As part of our investment program, we obtained certain rights to participate in the management of these companies, including seats on the boards of directors and certain veto rights for major decisions. Under the management contract between us and the relevant state governments, each company has a series of objectives and performance criteria which it is required to meet, as well as operating procedures in order to achieve these objectives and criteria. However, although there have been improvements in the provision of services by the North and Northeastern Distribution Companies, in each recent period they have continued to record losses. This is a particular reflection of the challenging market conditions in which these companies operate: the North and Northeastern regions of Brazil are among the very poorest regions in the country. The following table sets out the financial losses recorded by the North and Northeastern Distribution Companies for the periods indicated:

	Year Ended December 31,
	2007	2006	2005
	(R$ millions)
Company:
Ceron	54.4	37.0	35.9
Eletroacre	(4.1)	(3.1)	3.4
Ceal	22.7	136.1	(12.5)
Cepisa	81.2	69.1	100.4
Ceam	464.5	283.5	101.3

Total	618.7	522.6	228.5

As part of our attempt to address the performance of the North and Northeastern Distribution Companies, our Board of Directors resolved in November 2005 to stop the normal flow of resources that had been diverted from our other operations to these companies and to consider alternative strategies. In 2006, we established a new management committee (the Comitê Gestor das Empresas Federais de Distribuição) dedicated to, among other things, reducing our financial commitment to these companies in the short term and proposing financial strategies and targets that have the aim of improving the financial condition of the North and Northeastern Distribution Companies. Since the establishment of this committee, Ceron, Ceal and Eletroacre have achieved their targets and shown an improved cashflow position. Although Ceam and Cepisa have not as yet reached their targets, they have each also improved their cashflow position.

One of our principal continuing challenges in respect of the North and Northeastern Distribution Companies is reducing the amount of commercial losses (principally being the theft of electricity) and customer defaults that these companies suffer from. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

Our management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. We analyze the net book value of the underlying assets and adjust it to its fair value if the sum of the expected future cash flows is less than the net book value. Studies of cash flows for the evaluation of impairment indicate that Ceal, Ceron and Ceam had a loss in 2001. Accordingly, we recorded impairment losses in 2001 in accordance with SFAS 144. With respect to 2007, 2006 and 2005, management concluded that impairment losses of R$14.9 million, R$61.4 million and R$54.0 million should be recorded in accordance with SFAS 144 in relation to losses incurred by Ceal, Ceron and Ceam.

Brazilian Government Programs

In addition to the Proinfa program created by the Brazilian Government in 2002 to create certain incentives for the development of alternative sources of energy (discussed more fully in “The Brazilian Power Industry—Proinfa”), we also participate in four additional Brazilian Government programs:

•	the Programa Reluz (Relighting Program), a program introduced in order to bring basic lighting to the main public areas of certain municipalities in Brazil;

•	the Programa Procel (Conservation Program), a program that aims to promote energy conservation and efficiency;

•	Luz Para Todos (Light for All), a program that aims to bring electricity to an additional 12 million people in Brazil; and

•

Programa de Desenvolvimento Tecnológico e Industrial (Program of Technological and Industrial Development), a program to coordinate research and development activities in the Brazilian electricity sector and promote the development and manufacture of equipment required to ensure the development of the sector.

Any funds used by us in respect of these programs come from the Brazilian Government itself, in the form of funds allocated for the sector, and accordingly we do not use our own funds for these programs.

We also participate in other initiatives using our own funds, one of which is the Projeto Ribeirinhas, or Riverbank Communities Project. Through this initiative, we aim to evaluate the applicability and sustainability of technologies based on renewable resources of energy in certain small communities living in the Amazon region.

Research and Development

See “Item 5.C, Research, development, patents and licenses, etc.”

International Activities

Currently, we do not operate internationally. However, as discussed more fully in “—Our Strategies,” one of our core strategies is to expand our operations to the international markets.

Profit Sharing and Pension Plans

Our collective bargaining agreement establishes a profit-sharing plan based on the achievement of targets. Such targets are established annually in May of each year following negotiation with the labor unions and the approval of the Brazilian Government. For 2007, 2006 and 2005, we paid R$18 million, R$17 million and R$15 million, respectively, to our employees by way of profit-sharing.

Eletrobrás has established a pension fund, Fundação Eletrobrás de Seguridade Social — ELETROS (or Eletros), a private, not-for-profit, legal entity with the intention of providing pension benefits to employees to supplement the Brazilian Government retirement benefits. Currently, the ONS and Cepel are also participants of Eletros. Each of the other companies within the Eletrobrás system have their own pension fund. In 2007 we made contributions to Eletros of R$10.3 million, compared to R$11.9 million in 2006 and R$16.7 million in 2005.

Environmental

General

Environmental issues can significantly impact our operations. For example, large hydroelectric plants can cause the flooding of large areas of land and the relocation of large numbers of people. The Brazilian Constitution gives both the Brazilian Government and state and local governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the Brazilian Government has the power to promulgate general environmental regulations, state and local governments have the power to enact more stringent environmental regulations. Accordingly, most of the environmental regulations in Brazil are state and local rather than federal.

Any failure to comply with environmental laws and regulations may result in criminal liability, irrespective of the strict liability to perform environmental remediation and to indemnify third parties for environmental damages. These failures may also subject us to administrative penalties such as fines, suspension of public agency subsidies or injunctions requiring us to discontinue, temporarily or permanently, the prohibited activities.

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with output above 10 MW, as well as transmission lines above 230 kV, together with certain other environmentally sensitive projects, first, a basic environmental impact study must be prepared by outside experts who make recommendations as to how to minimize the impact of the plant on the environment. The study, together with a special environmental report on the project prepared by the company, is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Once approved, the project goes through a three stage licensing process, which comprises a license to attest the viability of the project, a license to begin work, and a license to operate the project. In addition, the company is required by law to devote 0.5% of the total cost of any investment in new projects with a significant environmental impact to environmental preservation. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, our generation subsidiaries are in compliance with applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. Our generation and transmission facilities benefit from certain exemptions to licensing requirements because their operations commenced before the applicable environmental legislation, some environmental authorities have issued notices of infringement alleging the absence of environmental licenses. See “— Litigation – Environmental Procedures.”

Our subsidiary Eletronuclear currently operates two nuclear power plants in the State of Rio de Janeiro, Angra I and Angra II. Because Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra I was licensed by CNEN under the nuclear and environmental regulations in effect at that time. A study group formed by the Federal Public Attorney’s Office, CNEN, the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA), the Fundação Estadual de Engenharia do Meio Ambiente (or FEEMA), Eletronuclear and Eletrobrás was established to prepare a Term of Adjustment (Termo de Ajustamento de Conduta – TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but its renewal was challenged by the Federal Public Attorney’s Office and was conditioned upon the compliance with a TAC and according to which Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until such obligations are accomplished IBAMA, ANEEL and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D, Risk Factors – Risks Relating to Our Company – We may be liable if there is a nuclear accident involving our subsidiary Eletronuclear.”

Energy Conservation

Over the past 20 years, the Brazilian Government has implemented a number of actions directed to energy conservation on the electricity sector. Those actions are normally financed by the Government and administered by us. The most important project in this area is the Procel.

The Programa de Conservação de Energia Elétrica – Procel (the national electric conservation program) was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil. The program is coordinated by the MME, and we are responsible for its execution. The main objective of Procel is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on the production and consumer sides.

Alternative Electricity Sources

In 2002 the Brazilian Government created the Programa de Incentivo às Fontes Alternativas de Energia Elétrica – Proinfa (the program for the development of alternative electricity sources), with the objective of diversifying the Brazilian energy matrix by searching for regional solutions with the use of renewable energy sources.

The Brazilian Power Industry

General

According to ANEEL, the total installed electricity generation capacity in Brazil in December 31, 2007 and December 31, 2006 was 100,400 MW and 96,634 MW, respectively. In 2003, the Ministry of Mines and Energy (Ministério de Minas e Energia, or MME) approved a ten-year expansion plan under which Brazil’s total installed power generation capacity is projected to increase to 117,473 MW by 2012, of which 90,022 MW (76.6%) is projected to be hydroelectric, 17,072 MW (14.5%) to be thermoelectric and 2,178 GW (1.9%) to be imported through the Interconnected power system.

We currently own approximately 38% of the installed power generating capacity within Brazil and are responsible for approximately 56% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. In 2007, non-Eletrobras system companies had approximately 62% and 97.2% of the market for generation and distribution activities, in terms of total capacity and demand, respectively, and approximately 44% of the transmission market, in terms of length of transmission lines. The remainder of the market is held by several companies including Cemig, Copel, Tractbel, CPFL, Duke and Brasil Energia. Certain of these companies have entered into joint venture arrangements in the past.

In net revenue terms, we believe we are the largest generation and transmission company in Brazil. We principally compete for generation and transmission businesses through a competitive auction process that we describe more fully in “Item 4.B, Business Overview — The Brazilian Power Industry.”

In 2007, according to EPE (Empresa de Pesquisa Energética, Energetic Research Company), total electricity consumption in Brazil reached 376,905 GWh, exceeding total consumption in 2006 by 5.4% and representing growth higher than Brazil’s GDP growth rate of 2.9% for the same period. Electricity consumption in Brazil in 2006 was 357,529 GWh according to EPE, which represented a 6.8% increase compared to the total consumption of 334,564 in 2005.

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Brazilian Government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Brazilian Government. In recent years, the Brazilian Government has taken a number of measures to remodel the power industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

In particular, the Brazilian Government has taken the following measures:

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The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government;

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The Brazilian Government enacted Law No. 8,987 on February 13, 1995 (or the Concessions Law) and Law No. 9,074 on July 7, 1995 (or the Power Concessions Law) that together (1) required that all concessions for the provision of energy related services be granted through public bidding processes, (2) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization, (3) provided for the creation of generation entities (or Independent Power Producers) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others, (4) granted free consumers and electricity suppliers open access to all distribution and transmission systems and (5) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, or Small Hydroelectric Power Plants;

•

Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;

•	In 1998, the Brazilian Government enacted Law No. 9,648 (or the Power Industry Law) to overhaul the basic structure of the electricity industry. The Power Industry Law provided for the following:

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the establishment of a self-regulated body responsible for the operation of the short-term electricity market (or the Wholesale Energy Market) which replaced the prior system of regulated generation prices and supply contracts;

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a requirement that distribution and generation companies enter into initial energy supply agreements (or the Initial Supply Contracts), generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts was to ensure distribution companies access to a stable electricity supply at prices that guaranteed a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

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the creation of the National Electricity System Operator (Operador Nacional do Sistema Elétrico), or a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected power system; and

•	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

•	In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian Government implemented measures that included:

•	a program for the rationing of electricity consumption in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil; and

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the creation of the CGE, which passed a series of emergency measures that provided for reduced electricity consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

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In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing; and

•

On March 15, 2004, through Law 10,848, the Brazilian Government enacted the New Electricity Law in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004, and is still subject to further regulation to be issued in the future. See “ — The New Electricity Law.”

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to MME or to ANEEL, as representative of the Brazilian Government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion.

The Concession Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are as follows:

•	Adequate service. The concessionaire must render adequate service equally with respect to regularity, continuity, efficiency, safety and accessibility.

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Use of land. The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. In that case, the concessionaire must compensate the private landowners affected.

•	Strict liability. The concessionaire is strictly liable for all damages arising from the provision of its services.

•	Changes in controlling interest. The granting authority must approve any direct or indirect change in the concessionaire’s controlling interest.

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Intervention by the granting authority. The granting authority may intervene in the concession, by means of a presidential decree, to ensure the adequate performance of services, as well as full compliance with applicable contractual and regulatory provisions. Within 30 days after the decree date, the granting authority’s representative is required to commence an administrative proceeding in which the concessionaire is entitled to contest the intervention. During the term of the administrative proceeding, a person appointed pursuant to the granting authority’s decree becomes responsible for carrying on the concession. If the administrative proceeding is not completed within 180 days after the decree date, the intervention ceases and the concession is returned to the concessionaire. The concession is also returned to the concessionaire if the granting authority’s representative decides not to terminate the concession and the concession term has not yet expired.

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Termination of the concession. The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law. Forfeiture must be declared by the granting authority after ANEEL or MME has made a final administrative ruling that the concessionaire, among other things, (1) has failed to render adequate service or to comply with applicable law or regulation, (2) no longer has the technical, financial or economic capacity to provide adequate service, or (3) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

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Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian Government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated at the time of expiration.

Penalties

Law No. 9,427 of December 26, 1996 enacted by the Brazilian Government and ANEEL’s regulation govern the imposition of sanctions against the agents of the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2% of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any assessment notice. Infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval including the following:

•	breach of contracts with third parties;

•

sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services; and

•	changes in controlling interest of the holder of the authorization or concession.

In case of contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be rescinded.

Principal Authorities

Ministry of Mines and Energy

The MME is the Brazilian Government’s primary regulator of the power industry acting as the granting authority on behalf of the Brazilian Government, and empowered with policymaking, regulatory and supervising capacities. The Brazilian Government, acting primarily through the MME, will undertake certain duties that were previously under the responsibility of ANEEL, including drafting guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy dictated by the

MME and to respond to matters which are delegated to it by the Brazilian Government and by the MME. ANEEL’s current responsibilities include, among others, (1) administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity tariffs, (2) enacting regulations for the electricity industry, (3) implementing and regulating the exploitation of energy sources, including the use of hydroelectric energy, (4) promoting the public bidding process for new concessions, (5) settling administrative disputes among electricity generation entities and electricity purchasers and (6) defining the criteria and methodology for the determination of transmission tariffs.

National Energy Policy Council

On August 6, 1997, pursuant to Article 2 of Law No. 9,478, the National Energy Policy Council (Conselho Nacional de Politica Energética, or CNPE) was created to advise the Brazilian president with respect to the development and creation of national energy policy. The CNPE is presided over by the Minister of Mines and Energy, and the majority of its members are ministers of the Brazilian Government. The CNPE was created to optimize the use of Brazil’s energy resources and to assure the supply of electricity to the country.

National Electricity System Operator

The ONS was created in 1998. The ONS is a non-profit private entity comprising free consumers and energy utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters. The New Electricity Law granted the Brazilian Government the power to nominate three executive officers to ONS’s board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected power system, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected power system and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the energy system, proposing plans to the MME for extensions of the Basic Network (which proposals must be taken into account in planning expansion of the transmission system) and submitting rules for the operation of the transmission system for ANEEL’s approval. Generators must declare their availability to ONS, which then attempts to establish an optimal electricity dispatch program.

Energy Trading Chamber

On August 12, 2004, the Brazilian Government enacted a decree setting forth the regulations applicable to the new Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE). On November 10, 2004 the CCEE succeeded the Wholesale Energy Market (Mercado Atacadista de Energia Elétrica), the market in which all large electricity generation companies, energy traders and importers and exporters of electricity had participated and on which the spot price of electricity was determined. The CCEE assumed all of the assets and operations of the Wholesale Energy Market (which had previously been regulated by ANEEL).

One of the principal roles of the CCEE is to conduct public auctions on the Regulated Market, see “— The Regulated Market.” In addition, the CCEE is responsible, among other things, for (1) registering all the energy purchase agreements in the Regulated Market (Contratos de Comercialização de Energia no Ambiente Regulado, or CCEAR), and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, see “— The Free Market,” and (2) accounting and clearing of short-term transactions.

The CCEE’s members include generation, distribution and trading companies, as well as free consumers. Its board of directors is made up of four directors appointed by its members and one director, who serves as chairman of the board of directors, appointed by the MME.

Energy Research Company

On August 16, 2004 the Brazilian Government enacted a decree creating the Energy Research Company (Empresa de Pesquisa Energética, or EPE), a state-owned company which is responsible for conducting strategic research on the energy industry, including with respect to electric energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is subsidized by the MME as part of its policymaking role in the energy industry.

Energy Industry Monitoring Committee

The New Electricity Law authorized the creation, under Federal Decree No. 5175 of August 9, 2004, of the Energy Industry Monitoring Committee (Comitê de Monitoramento do Setor Elétrico, or CMSE), which acts under the direction of the MME. The CMSE is responsible for the monitoring of the supply conditions of the system and for proposing preventive action (including demand-related action and contracting for a supply-side reserve) to restore service conditions where applicable.

Electric Power Transmission in Brazil

Transportation of large volumes of electricity over long distances is made by way of a grid of transmissions lines and substations with voltages equal to or higher than 230 kV, known as the Basic Network.

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. Today, the country’s system is almost entirely interconnected. Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará are still not linked up to the Interconnected power system. In these states, supply is made by small thermal plants or hydroelectric plants located close to their respective capital cities.

The Interconnected power system provides for the exchange of power among the different regions when any one region faces problems generating hydroelectric power due to a drop in their reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient power output to be supplied by generating centers that are in a more favorable location.

We operate approximately 56% of the high-voltage transmission networks in Brazil.

Any electric power market agent that produces or consumes power is entitled to use the Basic Network. Free consumers also have this right, provided that they comply with certain technical and legal requirements. This is called free access and is guaranteed in law and by ANEEL.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing power dispatching from plants on optimized conditions, involving use of the Interconnected power system hydroelectric reservoirs and thermal plants fuel.

In the transitional environment (2002-2005), there was a gradual decline in the amounts of power contracted under Initial Supply Contracts, the generating companies paid for the use of the transmission line grid, whereas distributors were required to pay two types of transmission tariffs: (i) nodal tariffs, associated with each connection point from where these distributors demand voltage, and (ii) the transmission tariff, associated with the Initial Supply Contracts, which was applied to part of the demand contracted in that environment. Once the amounts under the Initial Supply Contracts dropped to zero, the power generating, distributing and selling companies and free consumers had free access agreements governing their use of transmission lines on equivalent terms with those of agents that entered the market after free access became compulsory. In this free market environment, transmission tariffs are determined based on the effective use that each party that accesses the Basic Network makes of it.

The New Electricity Law; the Free Market and the Regulated Market

The New Electricity Law introduced material changes to the regulation of the power industry with a view (1) to providing incentives to private and public entities to build and maintain generation capacity and (2) to assuring the supply of electricity within Brazil at low tariffs through competitive electricity public bidding processes. The key features of the New Electricity Law included:

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Creation of a parallel environment for the trading of electricity, with (1) a more stable market in terms of supply of electricity, so as to provide additional security in supply to captive consumers, called the Regulated Market; and (2) a market specifically addressed to certain participants (e.g., free consumers and commercialization companies), that will permit a certain degree of competition with respect to the Regulated Market, called the Free Market (Ambiente de Contratação Livre);

•	Restrictions on certain activities of distributors, so as to ensure that they focus only on their core business to guarantee more efficient and reliable services to captive consumers;

•	Elimination of self-dealing, to provide an incentive to distributors to purchase electricity at the lowest available prices rather then buying electricity from related parties; and

•	Respect for contracts executed prior to the New Electricity Law, in order to provide stability to transactions carried out before its enactment.

The New Electricity Law also excludes us and our subsidiaries from the National Privatization Program, which is a program created by the Brazilian Government in 1990 with a view to promote the privatization process of state-owned companies.

Challenges to the Constitutionality of the New Electricity Law

The New Electricity Law is currently being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian Government moved to dismiss the lawsuits arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. However, on August 4, 2004, the Brazilian Supreme Court denied the Brazilian Government’s motion and decided to hear the lawsuits and rule on their merits. A final decision on this matter is subject to majority vote of the 11 justices, provided that a quorum of at least eight justices must be present. To date, the Brazilian Supreme Court has not reached a final decision and we do not know when such a decision may be reached. The Brazilian Supreme Court ruled by six votes to four to deny the provisional measure requested to suspend the effects of the New Electricity Law until the final decision on the case has been made; however, a final decision remains pending. Therefore, the New Electricity Law is currently in force. Regardless of the Supreme Court’s final decision, certain portions of the New Electricity Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to free consumers and the elimination of self-dealing are expected to remain in full force and effect.

If all or a relevant portion of the New Electricity Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the New Electricity Law may not come into effect, generating uncertainty as to how and when the Brazilian Government will be able to introduce changes to the electric energy sector. Considering that we have already purchased virtually all of our electricity needs through 2007 and that the pass-through to tariffs of such electricity is expected to continue to be regulated by the regime preceding the New Electricity Law, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on our activities will be somewhat mitigated. Nevertheless, the exact effect of an unfavorable outcome of the legal proceedings on us and the electricity industry as a whole is difficult to predict, and it could have an adverse impact on our business and results of operations even in the short term (see “Item 3.D, Risk Factors – Risks Relating to the Brazilian Power Industry”).

Parallel Environment for the Trading of Electricity

Under the New Electricity Law, electricity purchase and sale transactions are carried out in two different market segments: (1) the Regulated Market, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their captive customers and (2) the Free Market, which encompasses purchase of electricity by non-regulated entities (such as free consumers and energy traders).

The electricity generated by (1) low capacity generation projects located near the consumption points (such as certain co-generation plants and the Small Hydroelectric Power Plants), (2) plants qualified under the Proinfa program, as defined below, and (3) Itaipu, is not subject to the public bidding process for the supply of electricity to the Regulated Market. The electricity generated by Itaipu is traded by us and the volumes that are to be purchased by each distribution concessionaire are mandated by the Brazilian Government through ANEEL. The rates at which the Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to the Parcel A cost recovery mechanism discussed below under “ —Distribution Tariffs.”

The Regulated Market

In the Regulated Market, distribution companies purchase electricity for captive customers through public auctions managed by ANEEL, either directly or indirectly through the CCEE. Electricity purchases are made through two types of bilateral agreements: (1) Energy Agreements (Contratos de Quantidade de Energia) and (2) Capacity Agreements (Contratos de Disponibilidade de Energia).

Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a specified amount of capacity available to the Regulated Market. In this case, the revenue of the generator is guaranteed and the distributors face the risk of a supply shortage. However, the increased prices of electricity due to a supply shortage are passed on by the distributors to consumers. Together, these agreements comprise the energy purchase agreements in the Regulated Market (Contratos de Comercialização de Energia no Ambiente Regulado), or CCEAR.

Electric power coming from (i) low-capacity generating projects situated close to consumer centers (such as the co-generating and smaller hydroelectric power plants), (ii) plants that fall under the scope of Proinfa, and (iii) Itaipu, are not subject to any public bidding system for providing electric power the Regulated Market. The power generated by Itaipu is sold by us and the amount each distributor may purchase is established by the Brazilian government via ANEEL. Electric power generated by Itaipu is U.S. dollar-denominated and the volume sold established under an agreement made between Brazil and Paraguay. As a result, Itaipu electric power tariffs rise and fall according to the U.S. dollar exchange rate.

Under the New Electricity Law, the estimate of demand from distributors is the principal factor in determining how much electricity the system as a whole will contract. Under the new system, distributors are obligated to contract 100.0% of their projected electricity needs, as opposed to 95.0% under the previous regime. A deviation in actual demand from projected demand could result in penalties to distributors.

According to the New Electricity Law, electricity distribution entities are entitled to pass through to their customers the costs related to electricity they purchase through public auctions as well as any taxes and industry charges related to the public bids, subject to certain limitations related to the inability of distribution companies to accurately forecast demand. If distribution companies fail to correctly forecast their demand and need to enter into shorter-term contracts, there may be a limitation on their ability to pass through the higher costs of short-term contracts to consumers.

The Free Market

The Free Market covers freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes existing bilateral contracts between generators and distributors until they expire. Upon expiration, new contracts must be entered into in accordance with the New Electricity Law guidelines. Most of our existing contracts have now expired although CGTEE has some that will continue until 2012.

Once a consumer has opted for the Free Market, it may only return to the Regulated Market once it has given the relevant distributor five years’ notice, provided that the distributor may reduce that term at its discretion. Such an extended period of notice seeks to assure that, if necessary, the construction of cost-efficient new generation could be finalized in order to supply the re-entry of free consumers into the Regulated Market. State-owned generators may sell electricity to free consumers, but as opposed to private generators, they are obligated to do so through a public process that guarantees transparency and equal access to all interested parties.

Consumer Market Forecast

The new institutional model also establishes that electric power distribution concessionaires are responsible for providing a five year projection of demand, the basis for their retail supply agreements.

To encourage companies to make estimates that are closer to reality and establish a tolerance for estimated load deviations, MME fixes penalties in cases where the distributors contract for less power than they actually sell.

However, the new institutional model also provides that distributors in Brazil may offset power requirements against another distributor’s surplus, because of the mandatory five year projection.

According to the new model, there is a single tariff for pooled supply that stems from the mix of power generated from different sources that makes up the pool. A distributing company that estimates a larger consumer market than it actually has would be prompting an overload and, consequently, a higher single pool tariff, placing an extra burden on other distributors with more efficient projections. On the other hand, if their estimated power needs that are lower than they actually require, this could subject the system to the risk of power rationing that could require costlier corrective measures, especially for distributors.

Free Consumers

According to the new model, a free consumer may elect to: (i) continue to procure power from a local distributor; (ii) buy electric power directly from an independent producer or from self-producers with surplus power; or (iii) buy electric power from a power trade agent.

The New Electricity Law does not permit distribution concessionaires to sell electric power to free consumers directly (except under certain regulatory conditions).

The New Electricity Law further establishes that the option to become a free consumer has to be made five years in advance. This time frame was established in view of the ruling that distributors must contract electric power volumes based on their own estimates made five years in advance. If a consumer desires to become a free consumer, all agreements in force must be complied with. In the case of agreements made for indeterminate periods of time, the time frame notice within which notice is to be given is yet to be established, but shall in no case exceed three years. The New Electricity Law allows, but does not compel distributors to lend greater flexibility to these time frames. In accordance with Article 8 of the New Electricity Law, those free consumers are allowed to return to the Regulated Market by notifying the local distributor at least five years in advance.

The New Electricity Law has, in principle, established some conditions and power and consumption thresholds that define which consumers could qualify as “free consumers.” These thresholds have been gradually reduced over the years so as to allow an increasingly greater number of consumers to make this election, until such time as all consumers from all the different classes can choose which supplier they want to procure power from.

The law assures suppliers and their respective free consumers free access to public distribution and transmission systems operated by concessionaires and permission holders on refunding charges paid for use of the electric power grids and connection costs.

With these steps, the authorities are attempting to protect both captive consumers and distributors by avoiding the exit of free consumers thereby increasing the tariffs paid by captive consumers, by suppliers taking advantage of the “threshold package.” The authorities are opposed to opportunistic moves consisting of distributors taking advantage of a power surplus to flood the regulated market and buy electric power at lower rates and then returning to the regulated market as soon as there is a power shortage in the market that increases power market rates.

Restricted Activities of Distributors

Distributors in the Interconnected power system are not permitted to (1) develop activities related to the generation or transmission of electricity, (2) sell electricity to free consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers in the Regulated Market, (3) hold, directly or indirectly, any interest in any other company, corporation or partnership or (4) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators are not allowed to hold equity interests in excess of 10.0% in distributors. The New Electricity Law has granted a transition period of eighteen months for companies to adjust to these rules, and ANEEL can extend such term for another eighteen months in the event that companies are unable to comply with such requirements within the prescribed timeframe. On an extraordinary basis, distribution companies that are in the process of complying with the above mentioned rules were allowed to execute new contracts, in violation of the restricted activities mentioned above, until December 2004.

Elimination of Self-Dealing

Since the purchase of electricity for captive consumers will be performed through the Regulated Market, so-called self-dealing, pursuant to which distributors were permitted to meet up to 30% of their electricity needs through electricity that was acquired from affiliated companies, is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the New Electricity Law. Distributors may, however, make purchases from affiliated companies if the distributor participates in the public bidding process through the Regulated Market, and the generator that offers the lowest price is an affiliated party.

Contracts Executed Prior to the New Electricity Law

The New Electricity Law provides that the contracts executed by distribution companies and approved by ANEEL before the enactment of the New Electricity Law will not be amended to reflect any extension in their terms or modification in prices or volumes of electricity already contracted, with the exception of Initial Supply Contracts, as described below.

During the transition period to a free and competitive energy market (1998-2005) that was established by the Power Industry Law, purchases and sales of electricity between generation and distribution concessionaires occurred pursuant to Initial Supply Contracts. The purpose of the transition period was to permit the gradual introduction of competition in the industry and to protect market participants against exposure to potentially volatile spot market prices.

Under the Power Industry Law, electricity committed under Initial Supply Contracts was reduced by 25% each year from 2003 through 2005. Generation companies were allowed to trade their excess, uncontracted electricity in the Regulated Market or in the Free Market and could conduct public auctions to trade any uncontracted volumes with free consumers or energy traders. After the Initial Supply Contracts expired at the end of 2005, all electricity had to be purchased in the Regulated Market or in the Free Market. However, the New Electricity Law allows generation companies to amend the Initial Supply Contracts that were in full force and effect as of August 2002, pursuant to Article 25 of the New Electricity Law. Public generation companies that have amended their Initial Supply Contracts are not required to reduce by 25% the amount of electricity committed under such contracts.

Regulation under the New Electricity Law

On July 30, 2004, the Brazilian Government enacted regulations governing the purchase and sale of electricity in the Regulated Market and the Free Market, as well as the granting of authorizations and concessions for electricity generation projects. These include rules relating to auction procedures, the form of power purchase agreements and the method of passing costs through to final consumers, among other things.

The regulations provide that all electricity-purchasing agents (agente consumidor) must contract all of their electricity demand under the guidelines of the new model. Electricity-selling agents (agente vendedor) must provide evidentiary support linking the allotted energy to be sold to existing or planned power generation facilities. Agents that do not comply with such requirements are subject to penalties imposed by ANEEL.

The new regulations provide for electricity distribution companies to fulfill their electricity supply obligations primarily through public auctions. In addition to these auctions, distribution companies will be able to purchase electricity from: (1) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies, (2) electricity generation projects participating in the initial phase of the Proinfa program, a program designed to diversify Brazil’s energy sources, (3) power purchase agreements entered into before the New Electricity Law was enacted and (4) the Itaipu power plant.

The MME establishes the total amount of energy to be contracted in the Regulated Market and the list of generation projects that will be allowed to participate in the auctions in each year.

Since 2005, all electricity generation, distribution and trading companies, independent power producers and free consumers have been required to notify ANEEL, by August 1 of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. Each distribution company is required to notify ANEEL, within the 60-day period preceding each electricity auction, of the amounts of electricity that it intends to contract in the auction. In addition, distribution companies are required to specify the portion of the contracted amount they intend to use to supply potentially free customers.

Electricity auctions for new generation projects in process are held (1) five years before the initial delivery date (referred to as “A-5” auctions), and (2) three years before the initial delivery date (referred to as “A-3” auctions). There are electricity auctions from existing power generation facilities (1) held one year before the initial delivery date (referred to as “A-1” auctions) and (2) held approximately four months before the delivery date (referred to as “market adjustments”). The invitations to bid in the auctions are prepared by ANEEL, in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criteria to determine the winner of the auction.

Each generation company that participates in the auction executes a contract for purchase and sale of electricity with each distribution company, in proportion to the distribution companies’ respective estimated demand for electricity. The only exception to these rules relate to the market adjustment auction, where the contracts are between specific selling and distribution companies. The CCEARs for both “A-5” and “A-3” auctions have a term of between 15 and 30 years, and the CCEARs for “A-1” auctions have a term between five and 15 years. Contracts arising from market adjustment auctions are limited to a two-year term.

As regards CCEARs for electricity generated by existing generation facilities, there are three options for the reduction of contracted electricity: (1) compensation for the exit of potentially free consumers from the Regulated Market, (2) reduction, at the distribution companies’ discretion, of up to 4% per year of the annual contracted amount due to market deviations from estimated market projections, beginning two years after the initial electricity demand was declared and (3) adjustments to the amount of electricity established in energy acquisition contracts entered into up to and including March 16, 2004, pursuant to Article 29 of Decree No. 5,163/04 of July 30, 2004.

The new regulations also establish a mechanism, the Annual Reference Value, which limits the amounts of costs that can be passed through to final consumers. Such Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies.

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demands in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions. The Annual Reference Value will be applied in the first three years of the power purchase agreements from new power generation projects. After the fourth year, the electricity acquisition costs from these projects will be allowed to be fully passed-through. The decree establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

•	No pass-through of costs for electricity purchases that exceed 103% of actual demand;

•	Limited pass-through of costs for electricity purchases made in an “A-3” auction, if the volume of the acquired electricity exceeds 2% of the demand for electricity purchased in the “A-5” auctions;

•

Limited pass-through of electricity acquisition costs from new electricity generation projects if the volume contracted under the new contracts related to existing generation facilities is lower than 96% of the volume of electricity provided for in the expiring contract;

•

From 2005-2008, electricity purchases from existing facilities in the “A-1” auction are limited to 1% of distribution companies’ demand. If the acquired electricity in the “A-1” auction exceeds 1%, pass-through of costs to final consumers is limited to 70% of the average value of such acquisition costs of electricity generated by existing generation facilities for delivery between 2005 and 2008. The MME will establish the maximum acquisition price for electricity generated by existing projects; and

•

If distributors do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the short-term market will be the lower of the Price of Liquidation of Differences (PLD) and the Annual Reference Value.

In addition, the New Electricity Law and related regulations allow for an argument that consumers with demand equal or higher than 3 MW supplied at any voltage may be entitled to choose their electricity supplier.

From October 2004, on the date of their subsequent tariff readjustment or tariff revision, whichever occurs earlier, distribution companies must execute separate contracts for the connection and use of the distribution system and for the sale of electricity to their potentially free consumers.

With respect to the granting of new concessions, the newly enacted regulations require bids for new hydroelectric generation facilities to include, among other things, the minimum percentage of electricity to be supplied to the Regulated Market.

Electric Energy Trading Convention

ANEEL Resolutions No. 109, of October 26, 2004 and No. 210, of February 13, 2006, govern the Electric Energy Trading Convention (Convenção de Comercialização de Energia Elétrica). The Electric Energy Trading Convention regulates the organization and functioning of the CCEE and the electric energy trading conditions and defines, among others, (1) the rights and obligations of CCEE Agents, (2) the penalties to be imposed on defaulting agents, (3) the means of dispute resolution, (4) trading rules in the Regulated and Free Markets and (5) the accounting and clearing process for short-term transactions.

National Electrical System Operator

Resolution No. 173 of November 28, 2005 established a provision for the system service charge, Encargo de Serviço do Sistema (“ESS”), which began in January 2006 and includes price and fee readjustments for distribution concessionaires that are part of the National Interconnected Grid (Sistema Interligado Nacional). This charge is based on the estimates made by the ONS, up to October 31 of each year.

Ownership Limitations

In 2000, ANEEL established new limits on the concentration of certain services and activities within the power industry. Under these limits, with the exception of companies participating in the National Privatization Program (which need only comply with such limits once their final corporate restructuring is accomplished) no power company (including both its controlling and controlled companies) may (1) own more than 20% of Brazil’s installed capacity, 25% of the installed capacity of the southern/southeastern/mid-western region of Brazil or 35% of the installed capacity of the northern/northeastern region of Brazil, except if such percentage corresponds to the installed capacity of a single generation plant, (2) own more than 20% of Brazil’s distribution market, 25% of the southern/southeastern/mid-western distribution market or 35% of the northern/northeastern distribution market, except in the event of an increase in the distribution of electricity exceeding the national or regional growth rates or (3) own more than 20% of Brazil’s trading market with final consumers, 20% of Brazil’s trading market with non-final consumers or 25% of the sum of the above percentages.

In accordance with paragraph one, Article 31 of the New Electricity Law, we and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul and CGTEE were excluded from the National Privatization Program. Accordingly, we are subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/2000, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector.

This resolution provides that an agent that does not comply with these limits will not be able to acquire additional shareholdings or acquire assets in any company within the electricity sector which enlarges its share of installed capacity, energy distribution or final and intermediary commercialization activities. Accordingly, any future participation in new projects within the power industry (such as acquisitions of new concessions to operate generation, transmission and distribution assets) would always ultimately be subject to ANEEL’s approval.

All companies in the electricity sector must send ANEEL updated information relating to their shareholders’, disclosing their controlling shareholder(s) or controlling group(s) and any direct or indirect participation of such shareholders and groups, in addition to any other information required by ANEEL. Resolution No. 278/2000 also establishes limits on the trading of electricity between related companies in the Interconnected power system.

Tariffs for the Use of the Distribution and Transmission Systems

ANEEL oversees tariff regulations that govern access to the distribution and transmission systems and establish tariffs for the use of and access to said systems. The tariffs are (i) network usage charges, which are charges for the use of the proprietary local grid of distribution companies (or TUSD) and (ii) a tariff for the use of the transmission system, which is the Basic Network and its ancillary facilities (or TUST). Additionally, distribution companies in the Southern/Southeastern Interconnected power system pay specific charges for the transmission of electricity generated at Itaipu and for access to the transmission system.

TUSD

The TUSD is paid by generators and free consumers for the use of the distribution system of the distribution company to which the relevant generator or free consumer is connected and are revised annually according to an inflation index. The amount to be paid is calculated by multiplying the amount of electricity contracted with the distribution company for each connection point, in kW, by the tariff in R$/kW which is set by ANEEL. Our distribution companies receive the TUSD paid by free consumers in their concession areas and by some other distribution companies which are connected to our distribution system.

TUST

The TUST is paid by distribution companies, generators and free consumers for the use of the Basic Network and is revised annually according to (i) an inflation index and (ii) the annual revenue of the transmission companies. According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from users of the transmission system. Network users, including generation companies, distribution companies and free consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee to the relevant transmission company.

Contract for Access to the Intermediary Connection System — Access Charge

Some distribution companies, especially in the State of São Paulo, access the Basic Network through an intermediary connection system located between their respective distribution lines and the Basic Network. This connection is formalized by means of a Contract for the Access to the Intermediary Connection System entered into with transmission concessionaires that own such facilities. Compensation for the transmission companies is regulated by ANEEL and is defined in accordance with the cost of the assets used, whether they are their exclusive property or shared among the electricity industry agents. The correspondent compensation incidental to the use of the intermediary connection system is revised annually by ANEEL according to an inflation index and to the costs relating to the assets.

Itaipu Transportation Charge

The Itaipu plant has an exclusive transmission grid operated in alternating and continuous current, which is not considered to be part of the Basic Network or of the intermediary connection system. The use of such system is compensated by a specific charge, denominated the Itaipu transportation charge, paid by those companies entitled to quotas of the electricity from Itaipu, in proportion to their quotas.

Distribution Tariffs

Distribution tariff rates are subject to review by ANEEL, which has the authority to adjust and review tariffs in response to changes in electricity purchase costs and market conditions. When adjusting distribution tariffs ANEEL divides the costs of distribution companies between (1) costs that are beyond the control of the distributor (or Parcel A costs) and (2) costs that are under the control of distributors (or Parcel B costs). The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

Parcel A costs include, among others, the following:

•	costs of electricity purchased for resale pursuant to Initial Supply Contracts;

•	costs of electricity purchased from Itaipu;

•	costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and

•	certain other connection and usage charges for the transmission and distribution systems.

Parcel B costs are determined by subtracting all the Parcel A costs from the distribution company’s revenues.

Each distribution company’s concession agreement provides for an annual tariff adjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are adjusted for inflation in accordance with the IGP-M index.

Electricity distribution companies are also entitled to revisions (revisão periódica) every four or five years. These revisions are aimed at (1) assuring revenues are sufficient to cover Parcel B operating costs and that adequate compensation for essential investments for the services within the scope of each such company’s concession and (2) determining the “X factor,” which is based on three components: (a) expected gains of productivity from increase in scale, (b) evaluations by consumers (verified by ANEEL) and (c) labor costs.

The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.

The pass-through of electricity purchase costs under supply agreements negotiated before the enactment of the New Electricity Law is subject to a ceiling based on a value established by ANEEL for each different source of energy (such as hydroelectric, thermoelectric and alternative sources of energy). This ceiling is adjusted annually in order to reflect increases in costs incurred by generators. That adjustment takes into account (1) inflation, (2) costs incurred in hard currency and (3) fuel related costs (such supply of natural gas). Costs incurred correspond to at least 25% of all costs incurred by generators.

In addition, concessionaires of electricity distribution are entitled to extraordinary review of tariffs (revisão extraordinária), on a case by case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

Incentive Programs for Alternative Sources of Electricity

Thermoelectric Priority Program

In 2000, a federal decree created the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade, or PPT), for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The benefits granted to thermoelectric plants under the PPT include (1) guaranteed gas supply for 20 years, (2) assurance that costs related to the acquisition of the electricity produced by thermoelectric plants will be transferred to tariffs up to a normative value determined by ANEEL and (3) guaranteed access to a BNDES special financing program for the power industry.

Proinfa

In 2002, the Proinfa program was established by the Brazilian Government to create certain incentives for the development of alternative sources of energy, such as wind energy projects, Small Hydroelectric Power Plants and biomass projects. As with some other social programs, we are involved in the administration of the Proinfa program.

Under the Proinfa program, we purchase electricity generated by these alternative sources for a period of up to 20 years and transfer it to free consumers and certain electricity distribution companies (which are responsible for including the costs of the program in the tariffs for all final consumers in their respective concession area, except for low-income consumers). In its initial phase, the Proinfa program is limited to a total contracted capacity of 3,300 MW (1,100 MW for each of the three alternative energy sources). Projects seeking to qualify for the benefits of the Proinfa program must be fully operational by December 31, 2008.

In its second phase, which will start after the 3,300 MW limit is reached, the Proinfa program is intended, in a period of up to 20 years to have contracted capacity equivalent to 10% of the annual domestic consumption of electricity. The energy production for the commercialization under the Proinfa program will not be provided by generation concessionaires nor by Independent Power Producers. Such production may only be provided by an autonomous independent producer, which may not be controlled by or affiliated to a generation concessionaire or an Independent Power Producer or controlled by or affiliated with their controlling entities.

Research and Development – R & D

Concessionaires and companies authorized to engage in public power distribution, generation and transmission businesses are required to invest annually at least 1.0% of their net operating income in electric power research and development. Companies that only generate power from wind, biomass and Small Hydroelectric Power Plants are not subject to this requirement.

Regulatory Charges

Global Reversion Reserve Fund

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversion Reserve Fund (Reserva Global de Reversão, or RGR Fund) designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and in recent years the RGR Fund has been used principally to finance generation and distribution projects. The RGR Fund is scheduled to be phased out by 2010, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund.

Public Use Fund

The Brazilian Government has imposed a fee on Independent Power Producers reliant on hydrological resources, except for Small Hydroelectric Power Plants, similar to the fee levied on public industry companies in connection with the RGR Fund. Independent Power Producers are required to make contributions to the Public Use Fund (Fundo de Uso de Bem Público, or UBP Fund) according to the rules of the corresponding public bidding process for the granting of concessions. We received the UBP Fund payments until December 31, 2002. All payments to the UBP Fund since December 31, 2002 are paid directly to the Brazilian Government.

Fuel Consumption Account

Distribution companies, and generation companies that sell directly to final consumers, must contribute to the Fuel Consumption Account (Conta de Consumo de Combustível, or CCC Account). The CCC Account was created in 1973 to generate financial reserves to cover elevated costs associated with the increased use of thermoelectric energy plants, in the event of a rainfall shortage, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. Each energy company is required to contribute annually to the CCC Account which is included in the concessionaire’s tariff. The annual contributions are calculated on the basis of estimates of the cost of fuel needed by the thermoelectric energy plants in the following year. The CCC Account, in turn, reimburses energy companies for a substantial portion of the fuel costs of their thermoelectric energy plants. We administer the CCC Account. In February 1998, the Brazilian Government provided for the phasing out of the CCC Account. Subsidies from the CCC Account have been phased out over a three-year period beginning in 2003 for thermoelectric energy plants constructed prior to February 1998 and currently belonging to the Interconnected power system. Thermoelectric plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian Government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated regions for a period of 20 years in order to promote generation of electricity in those regions.

Financial Compensation for the use of Hydrological Resources

Holders of concessions and authorizations for the exploration of hydroelectric resources in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. Such amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located pursuant to Resolution 67 of February 22, 2001.

ANEEL Inspection Fee

The ANEEL Inspection Fee is an annual fee payable by the holders of concessions, permissions or authorizations in proportion to their dimension and activities. The ANEEL Inspection Fee amounts to up to 0.5% of the economic benefit realized by the holders of concessions, permissions or authorizations and is collected by ANEEL in twelve monthly installments.

Energy Development Account

In 2002, the Brazilian Government instituted the Energy Development Account (Conta de Desenvolvimento Energético, or CDE Account), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support the (1) development of electricity production throughout the country, (2) production of electricity by alternative energy sources and (3) universalisation of energy services throughout Brazil. The CDE Account will be in effect for 25 years and is regulated by ANEEL and managed by us.

The New Electricity Law establishes that the failure to pay the contribution to the RGR Fund, Proinfa program, the CDE Account, the CCC Account, or payments due by virtue of purchase of electricity in the Regulated Market or from Itaipu prevents the non-paying party from receiving a tariff readjustment (except for an extraordinary review) or receiving resources arising from the RGR Fund, CDE Account or CCC Accounts.

Electricity Reallocation Mechanism

The energy reallocation mechanism (Mecanismo do Realocação de Energia) provides financial protection against hydrological risks for hydro-generators according to energy commercialization rules in effect, to mitigate the shared hydrological risks that affect the generators and assure the optimal use of the hydroelectric resources of the Interconnected power system.

The mechanism guarantees that all the generators that participate in it will be able to sell the amount of electricity which they have contracted to sell under long-term contracts as determined by ANEEL, which we refer to as “assured electricity,” irrespective of their actual electricity production, provided that the power plants participating in the mechanism, as a whole, have generated sufficient electricity. In other words, the mechanism reallocates electricity, transferring surplus electricity from those generators whose generation was in excess of their assured electricity, to those whose generation was less than assured electricity. The effective generation dispatch is determined by the National Electricity System Operator, which takes into account nationwide electricity demand, the hydrological conditions of the Interconnected power system and transmission limitations.

Reimbursement of the generation costs of the relocated electricity is provided to compensate generators that relocate electricity to the system in excess of their assured electricity. Generators are reimbursed for their variable operational costs (except fuel) and costs for the use of water. The total costs of the relocated electricity (from all generators that provided electricity to the energy reallocation mechanism) are then combined and paid by the generators that receive electricity from the mechanism.

The mechanism includes all hydroelectric power plants subject to the centralized dispatching of the National Electricity System Operator, small hydroelectric stations that opt to participate in the mechanism and thermal power plants with centralized dispatching, included in the Initial Supply Contracts and whose fuel costs are subsidized by the Fuel Consumption Account. Since 2003, the Fuel Consumption Account power plants only partially participated in the mechanism, due to the gradual reduction of the subsidy.

Electric Power Services Supervision Fee – TFSEE

ANEEL also charges a supervision fee from electric power services agents and concessionaires. This fee is called the Electric Power Services Supervision Fee (or TFSEE) and was created under Law 9,427 of December 26, 1996, and is charged at the rate of 0.5% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires.

Financial Compensation For Use Of Water Resources (CFURH)

The states, the Federal District, and municipalities, as well as direct public federal administration bodies all receive financial compensation from generating companies for use of water resources to generate electric power. CFURH is based on power output and paid to the states and municipalities in which the plant or reservoir is situated. This charge is not assessed on Small Hydroelectric Power Plants, as they are exempt from this requirement.

Emergency Capacity Charge (ECE)

ECE was created as provided for in Article 1 of Law 10,438 of April 26, 2002. It is assessed proportionally to the final individual total consumption of all consumers served by the Interconnected power system and classified as a specific tariff charge. ANEEL ruled that its basis would be the cost of contracting generating capacity or voltage estimated by Comercializadora Brasileira de Energia Emergencial (or CBEE) in any given year.

Rationing

The New Electricity Law establishes that, in a situation where the Brazilian Government decrees a compulsory reduction in the consumption of electricity in a certain region, all energy amount agreements in the Regulated Market, registered within the CCEE in which the buyer is located, must have their volumes adjusted in the same proportion to the consumption reduction.

C. Organizational Structure

We operate our distribution, generation and transmission activities in Brazil through the following twelve regional subsidiaries:

•

Itaipu, in which we hold a 50% interest together with a Paraguayan governmental entity (Administración Nacional de Eletricidad). Itaipu is the world’s largest hydroelectric power plant. Our net financial results are not affected by our ownership of Itaipu, as we are required to sell energy from Itaipu on a non-profit basis;

•

Eletrosul, which engages in transmission activities over a system of approximately 9,079 km of transmission lines, with 34 substations located in the state of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná;

•	Cepisa, which engages in distribution activities in the state of Piauí;

•	Ceal, which engages in distribution activities in the state of Alagoas

•	Ceron, which engages in distribution activities in the state of Rondônia;

•	Eletronorte, which engages in generation, transmission and limited distribution activities, in the north and part of the midwest regions of Brazil;

•	Chesf, which engages in generation, transmission in the northeast region of Brazil;

•	Furnas, which engages in generation and transmission activities, in the southeast and part of the midwest regions of Brazil;

•

Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II. We have purchased equipment that may be used in the construction of a third nuclear plant, which would be called Angra III and in respect of which we have received the applicable environmental license, but we have not yet determined whether we will proceed with the construction of such plant because political discussions regarding whether the plant will be built are ongoing;

•	Cepel, which is the largest technological research and development center in Latin America, and in which we and Chesf, Eletronorte, Eletrosul and Furnas are founding members;

•	CGTEE, which owns and operates thermal plants in the south region of Brazil;

•	Eletroacre, which engages in distribution activities in the state of Acre.; and

•

Manaus Energia, which engages in generation and distribution in the State of Amazonas. Prior to May 28, 2008 Manaus Energia was a subsidiary of Eletronorte but is now directly owned by Eletrobrás. Manaus Energia now also operates in the interior of the State of Amazonas that was, until March 28, 2008, operated by Ceam, which used to be directly held by Eletrobrás, but no longer exists as a standalone operating company.

We also hold a majority interest in Lightpar. Lightpar is a holding company that holds minority interests in the following five Brazilian distribution companies: (i) AES Eletropaulo Metropolitana de Eletricidade de São Paulo S.A – AES Eletropaulo, (ii) Energias do Brasil S.A. – Energias do Brasil, (iii) Companhia de Transmissão de Energia Elétrica Paulista – CTEEP, (iv) Empresa Metropolitana de Águas e Energia S.A. – EMAE, and (v) Companhia Piratininga de Força e Luz – CPFL.

The following organizational chart shows, in summary form, our shareholder structure and subsidiaries at May 28, 2008 (we also have minority shareholdings in 20 state utility companies throughout Brazil, not indicated in this chart):

On February 22, 2008 we announced that the Board of Directors of our subsidiary Eletrosul resolved to purchase majority shares in Empresa de Transmissão de Energia de Santa Catarina S.A. – SC Energia and Empresa de Transmissão de Energia do Rio Grande do Sul S.A. RS Energia, each of which is a company that focuses on the transmission of electricity. The acquisitions are subject to the approval of ANEEL. If approved, the acquisitions will increase our transmission capacity in the Southern region of Brazil.

D. Property, Plant and Equipment

Our principal properties consist of hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment as of December 31, 2007 and December 31, 2006 was R$75,379 million and R$78,539 million, respectively. The generation of energy from our generation plants is responsible for approximately 52% of energy generated in Brazil and the operation of our transmission network represents approximately 56% of the transmission capacity of Brazil. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

ITEM 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this registration statement.

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues principally derive from:

•

the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2007 and in 2006 accounted for R$19.2 billion or 71.6% and R$16.2 billion or 70.3% of our total net revenues, respectively;

•	the transmission of electricity, which in 2007 and in 2006 accounted for R$3.9 billion or 14.3% and R$3.4 billion or 14.7% of our total net revenues, respectively; and

•	the distribution of electricity to end consumers, which 2007 and in 2006 accounted for R$3.7 billion or 13.9% and R$3.5 billion or 15.0% of our total net revenues, respectively.

The primary drivers of our financial performance are demand for electricity (which in turn is impacted by macroeconomic conditions and external events such as electricity rationing, which occurred in 2001 and 2002) and the pricing of electricity (which is determined as set out in “The Brazilian Power Industry”). Although levels of electricity consumption now exceed those that existed before the energy crisis that occurred in 2001 and 2002, that energy crisis continues to impact our recognition of revenues and, accordingly, our results of operations.

Principal Factors Affecting our Financial Performance

Brazilian Macroeconomic Conditions

We are affected by conditions in the Brazilian economy. In 2003, Brazilian gross domestic product (or GDP) grew by less than 2.0%, principally as a result of uncertainties about Brazil’s political and economic future in the period before and after Brazil’s presidential elections in October 2002, higher interest rates used as a means of controlling inflation and political and economic uncertainties in emerging market countries.

In 2004, supported by exports, Brazil resumed economic growth (particularly in those sectors most sensitive to credit expansion). The formal labor market and average income each showed positive changes. Between December 31, 2003 and December 31, 2004, GDP grew by 5.7% and the real appreciated 8.13% against the U.S. dollar. In the same period, the formal labor market expanded with the creation of approximately 1.9 million jobs. This in turn fostered increased demand for goods and services. Inflation, as measured by the IPCA, was 7.6% in 2004.

In September 2004, the Central Bank began a policy of increasing interest rates as a means of managing inflation. The effect of these increases in interest rates resulted in reduced economic activity in 2005 compared to 2004. According to the IGBE, Brazilian GDP grew by 2.9% in 2005 (compared to growth of 5.7% in 2004).

In September 2005, the Central Bank began to gradually reduce interest rates as inflation estimates for 2005 and the following twelve months approached the established targets. The Selic rate at the end of 2005 was 18.0%. Inflation, as measured by the IPCA, was 5.7%. The real appreciated by 11.8% against the U.S. dollar, reaching R$2.3407 per U.S.$1.00 on December 31, 2005.

During 2006, the Central Bank continued to reduce interest rates. The Selic rate was 13.25% at December 31, 2006, compared to 18.0% at December 31, 2005. The average inflation rate 2006, as measured by the IPCA, was 3.1%. The real appreciated by 8.66% against the U.S. dollar, reaching R$2.1380 per U.S.1.00 on December 31, 2006.

In 2007, the real appreciated by 17.15% against the U.S. dollar. The country’s trade surplus totaled US$40.093 billion and the average inflation rate, as measured by the IPCA, was 4.46%. At December 31, 2007, the Selic rate was 11.25% per year as compared to 13.25% at December 31, 2006.

Except for embedded derivative contracts relating to the contracts between Eletronorte and ALBRAS for the supply of electricity to ALBRAS, we do not have any outstanding derivative contracts. However, in July 2007, our Board of Executive Officers approved the implementation of a foreign currency hedging policy to use derivative contracts to reduce exposure to foreign currency variations. Pursuant to this policy, the amount to be hedged per year is decided on a rolling basis, and there are no fixed amounts stipulated. For 2008 we hedged the amount of up to US$1.2 billion.

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2007		2006		2005
GDP growth rate		5.40%		3.75%		3.16%
Inflation (IGP-M)		7.75%		3.85%		1.20%
Inflation (IPCA)		4.46%		3.14%		5.69%
Appreciation of the real vs. the U.S. dollar		17.15%		8.66%		11.82%
Period-end exchange rate – U.S.$1.00	R$	1.7713	R$	2.1380	R$	2.3407
Average exchange rate – U.S.$1.00	R$	1.9483	R$	2.1771	R$	2.4341

Sources: Fundação Getúlio Vargas, Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Itaipu

Itaipu, the world’s largest hydroelectric plant, is jointly owned by Brazil and Paraguay and was established and is operated pursuant to a treaty between those countries. The treaty also establishes how the results of the operation of Itaipu will be recorded, both by Itaipu Binacional, the company that operates Itaipu, and by us when we consolidate Itaipu Binacional’s results of operations. In accordance with the requirements of US GAAP, we consolidate the results of Itaipu.

Pursuant to the Itaipu treaty, we are required to sell not only the 50% of electricity produced by Itaipu that, through us, Brazil owns, but also that part of Paraguay’s share of electricity not used by Paraguay. As a result we sell approximately 95% of the electricity produced by Itaipu. Articles 7 and 8 of Law No. 5,899 of July 5, 1973 set out the framework against which distribution companies calculate the total amount of energy purchased from Itaipu.

While Itaipu produces a large amount of electricity (accounting for 38.6% of the electricity that we sold in 2007, compared to 40.1% in 2006 and 39.9% in 2005), the Itaipu treaty requires that sales of Itaipu electricity be made on a non-profit basis, with no net effect on our results of operations.

In order to effect the “no profit” requirement, profits from the sale of Itaipu electricity are credited in subsequent periods to residential and rural consumers of electricity through the Interconnected power system through their electricity bills (thus reducing our revenues from electricity sales) and losses are taken into account by ANEEL in calculating tariffs for electricity in subsequent periods (thus increasing our revenues from electricity sales). Profits to be subsequently credited to consumers are recorded on our balance sheet as current liabilities under “Compensation rights” and losses to be subsequently billed are recorded as current assets under “Compensation rights.” At December 31, 2007, we recorded an asset of R$179 million under “Compensation rights”, reflecting losses we made in respect of the sale of Itaipu electricity in 2007. In 2006, we recorded gains in respect of the sale of Itaipu electricity. This had the effect of reducing the amount we recorded under “Compensation right” in our balance sheet at December 31, 2006 to an asset of R$82 million. On our balance sheet at December 31, 2005, we recorded an asset of R$270 million under “Compensation right.” This reflected losses we made in respect of the sale of Itaipu electricity in 2005.

Although our net operating result is unaffected by the operations of Itaipu, several line items are significantly impacted by it. In particular, Itaipu’s effects are seen in the “electricity purchased for resale” line item. Most of the amounts in “electricity purchased for resale” represent energy produced by Itaipu. This amount, which after consolidation represents only the Paraguayan portion of the Itaipu energy, would be much higher if we were not consolidating the Brazilian portion of the Itaipu energy. Additionally, because the financial statements of Itaipu Binacional are prepared in U.S. dollars and translated to reais at the exchange rate published by the Central Bank at period end, any movement in the exchange rate between the real and the U.S. dollar can have a major impact on the “Foreign exchange and monetary gain” component of the line item “Financial income (expense), net.” Moreover, depreciation and amortization costs can be significant as a result of exchange rate variations. Royalties paid by Itaipu account for a very large proportion of the line item “Financial income (expense), net” and debt related to Itaipu accounts for a significant portion of the “Financial expense” component of “Financial income (expense), net.” The accumulated effect of Itaipu on these and other items are netted out and recorded in the income statement line item “Deferred loss from Itaipu.” Articles 7 and 8 of Law 5,899, dated July 5, 1973 attribute to Brazilian distribution companies the contracting of the total amount of the energy purchased from Itaipu.

Exchange Rate Variations

Fluctuations in the value of the real against the U.S. dollar, particularly devaluations and/or depreciations of the real, have had and will continue to have an effect on the results of our operations. In particular, pursuant to the Itaipu treaty, all revenues from Itaipu are denominated in U.S. dollars. Because the financial statements of Itaipu Binacional are prepared in U.S. dollars and translated to reais at the exchange rate published by the Central Bank at the period end, any movement in the exchange rate between the real and the U.S. dollar can have a major impact on our operating results, in particular the “Foreign exchange and monetary gain” component of the line item “Financial income (expense), net.” Royalties paid by Itaipu account for a very large proportion of the line item “Financial income (expense), net” and debt related to Itaipu accounts for a significant portion of the “Financial expenses” component of the line item “Financial income (expense), net.”

However, because pursuant to the Itaipu treaty the operation of Itaipu is not permitted to have any net effect on our operating results, any losses or gain incurred as a result of any appreciation or depreciation of the U.S. dollar against the real, among other things, will subsequently be compensated for by the tariffs we charge to our residential and rural consumers. In our income statement, the effects of Itaipu on the line items described above are netted out and recorded in the line item “Deferred loss from Itaipu.” Until that compensation takes place, the accumulated results of profits or losses from Itaipu operations, net of compensation through tariff adjustments, is carried on our balance sheet as no current asset under “Compensation rights.”

Eletronorte

For many years our subsidiary Eletronorte was used as a vehicle for the development of Brazil’s northern region, functioning in some ways as a development agency. In particular, it has supplied electricity pursuant to supply contracts at prices which did not cover its costs. We began to re-negotiate these supply contracts, which are principally with companies in the aluminum smelting industry, in 2004 with the aim of revising the tariffs so as to cover Eletronorte’s operating costs and gradually pay off its debts. As these changes are gradually effected, we anticipate that Eletronorte’s losses should gradually decrease. For 2007, the net losses attributable to Eletronorte amounted to R$542 million, compared to R$349 million in 2006 and R$324 million in 2005.

Eletronorte entered into a contract on May 11, 2004 to sell electricity to ALBRAS – Aluminio Brasileiro S.A. (an aluminum producer in the north of Brazil) to provide electrical energy for ALBRAS’ industrial operations, priced on the basis of the international aluminum price. This contract came into effect from June 1, 2004. ALBRAS may terminate the contract with two years’ notice if they elect to discontinue production or start using their own resources for power generation. ALBRAS is not required to pay any amounts related to termination. The total term of this contract is 20 years and the contract includes an energy prepayment of R$1,200,000. See Note 27a of the Financial Statements.

Our Role in Administering Brazilian Government Programs

As a mixed-capital company, we are involved in the administration of certain federal programs relating to the electricity industry. These include the RGR Fund, the CCC Account and the CDE Account. The administration of these programs does not directly affect our income statement. Amounts administered with respect to the CCC Account and the RGR Fund are reflected on our balance sheet.

As described further in “The Brazilian Power Industry—Regulatory Charges,” the CCC Account is collected from all companies as insurance against increased generation costs in connection with the greater use of thermal plants. Amounts collected on account of the CCC Account are reflected on our balance sheet under current assets as “Fuel consumption account” and amounts payable from the CCC Account are reflected under current liabilities as “Fuel consumption account.”

As discussed further in “The Brazilian Power Industry—Regulatory Changes—Global Reversion Reserve Fund,” we also administer the RGR Fund, which was established to compensate electricity concessionaires for uncompensated expenses when the concessions ended. Amounts held on behalf of the RGR Fund are reflected on our balance sheet as an asset under “Loans and financing receivable” and as a long-term liability under “Global reversal reserve.” Pending use of the funds for their ultimate purpose, we use those funds for lending to companies in the Brazilian electricity sector. We pay an interest rate of 5.0% for borrowing these funds to on-lend. We receive an administration fee of up to 2.0% for the RGR Fund that we administer.

Regulated Distribution Tariffs

Approximately 10% of our revenues are derived from the distribution of electricity. Although we do not regard distribution of electricity as part of our core business, we acquired the North and Northeastern Distribution Companies during the privatization of those companies from 1996 to 1999 and are likely to be unable to dispose of these companies for some time. The North and Northeastern Distribution Companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated by ANEEL and are adjusted by ANEEL only in accordance with the process set out in “Item 4.B Business Overview—The Brazilian Power Industry—Distribution Tariffs.”

Fixed Transmission Revenues

Unlike revenues from our distribution and generation segments, revenues from our transmission segment are fixed by the Brazilian Government. This applies to all electricity companies with transmission operations in Brazil. As a result of the fact that the transmission revenue fee is fixed, revenues from our transmission segment do not increase or decrease based on the amount of electricity we transmit. The Brazilian Government sets a fixed transmission revenue fee each year that end consumers must pay and this is passed on to us and recorded as revenues from our transmission segment. Thus, our net income may be affected by the fact that our costs in this sector cannot easily be passed on to our customers.

Critical Accounting Policies

In preparing the financial statements included in this registration statement, we made estimates and assumptions that we consider reasonable based on our historical experience and other factors. The presentation of our financial condition and results of operations requires that our management make estimates about inherently uncertain matters, such as the book value of our assets, our liabilities and, consequently, our results of operations. Our financial presentation would be materially affected if we were to use different estimates or if we were to change our estimates in response to future events. To provide an understanding of how our management forms its judgments about future events, including the factors and assumptions underlying those estimates, we have identified the following critical accounting policies.

Reserves for Contingencies

We are party to certain legal proceedings. Apart from the compulsory loans, we record contingencies in accordance with SFAS No. 5 “Accounting for Contingencies”, which provides that an estimated contingent loss should be recorded when the information available before publication of our applicable financial statements indicates a probability that a future event may give rise to the devaluation of any asset or upon identification of a liability incurred and such liability can be estimated. In accordance with SFAS No. 5, we do not record a provision if the chance of loss in a claim is “remote” or “reasonably possible.” In addition, we do not record provisions for administrative proceedings when those provisions have reached court. We account for the costs which may arise from resolving legal proceedings as discussed under “Risk Factors relating to the Company.” In calculating such accruals, we consult outside and internal counsel that represent us in these proceedings, and our estimates are based on an analysis of possible results, taking into account the applicable litigation and settlement strategies. We request quarterly an inventory of the proceedings being handled by our outside legal counsel that identifies the cases where we have potential losses. Accounting for contingencies requires significant judgment by our management concerning the estimated probabilities and ranges of exposure to potential liability. This is particularly true in the context of the impact of Brazilian tax legislation on us because such legislation has historically proved uncertain in scope and application.

Employee Benefits

We sponsor a defined benefit pension plan that covers almost all of our employees. The actuarial liabilities related to this plan is accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” In addition, we and some of our subsidiaries have also established post-retirement health care plans and subsidize whole-life insurance premiums for “Post-retirement Benefits other than Pensions.” Estimates of the evolution of medical attendance costs, and biometrical and economical hypotheses, as well as historical information on incurred expenses and employees’ contributions are also taken into consideration.

Deferred Regulatory Assets

We record deferred regulatory assets in accordance with SFAS 71, “Accounting for the Effects of Certain Types of Regulation,” which provides that certain costs may be deferred on an entity’s balance sheet (referred to as “regulatory assets”) if it is probable that the costs will be recovered through future increases in regulated revenue rates. An entity applying SFAS 71 does not need absolute assurance prior to capitalizing a cost, only reasonable assurance. We capitalize allowable costs incurred, including costs arising out of Brazilian Government mandated power rationing measures, as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by ANEEL. The deferred regulatory asset is eliminated when we collect the related costs through billings to customers at the increased rate. In the event that ANEEL excludes all or part of a cost from recovery as a result of its review, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. We have recorded net deferred regulatory assets expected to be billed to our customers (limited to the amount that may be realized within 24 months as from the balance sheet date). With respect to Itaipu, we consider the net amount of its accumulated results as recoverable costs to be deferred under SFAS 71 and record these costs as a separate line item in the statement of operations.

Recovery Costs for Environmental Damage

We incur certain costs to reduce the impact that our operational activities have on the environment. These costs includes those for decommissioning, which involves a series of measures to safely discontinue the operations of our nuclear facilities (Angra I and Angra II) with the objective of reducing residual radioactivity levels. We apply SFAS 143, “Accounting for Asset Retirement Obligations,” in accounting for these costs. SFAS 143 requires entities to record the fair value of a legal obligation for an asset retirement obligation in the period in which it is incurred. When a new legal obligation is incurred, the entity is required to capitalize the costs of the obligation by increasing the carrying amount of the related long-lived asset. The obligation is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. For example, in the case of nuclear decommissioning, SFAS 143 requires us to record the full fair value of the decommissioning obligation and a corresponding asset, which will then be depreciated over the remaining expected service lives of each plant’s generating units. Our management must exercise considerable judgment in exercising this policy and the following factors are relevant in such decision-making: (i) our estimates must cover costs that are incurred over a long period of time and so our management must consider inherent uncertainties such as changes in laws and the level of nature of our operations, and (ii) SFAS 143 requires that we assume the probabilities of projected cash flows and long-term positions in relation to inflation and then determine the credit adjusted to interest rate without risk and premiums on market risks not applicable to operations. In addition, possible changes in estimates may give rise to a significant impact on net income because these costs are discounted to present value over a long period of time.

Taxes on income

We account for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes.” SFAS No. 109 provides that we recognize the effects of deferred tax losses and temporary differences in our consolidated financial statements. We recognize a valuation allowance when we believe there is a higher probability that we will not fully recover tax credits in future. This requires us to carry out estimates on our current tax exposure and assess the temporary differences resulting from the different treatment given to certain items for tax and accounting purposes. These differences give rise to deferred asset and liability taxes, which are presented in our consolidated balance sheet. Accordingly, we assess the probability that our deferred tax credits will be recovered from future taxable income. In the event that we believe that such recovery will not be probable, we recognize a valuation allowance and also recognize a tax expense in our income statement. Any reduction of the valuation allowance leads to recognition of a tax benefit in our income statement. Determination of our provision for income tax or deferred asset and liability income taxes requires significant estimates and judgments by our management. For each future tax credit, we assess the probability that the related tax asset will not be recovered in whole or in part.

Description of Principal Line Items

Operating Revenues

Electric Energy Sales

Our revenues are derived from the generation, transmission and distribution of electricity, as set out below:

•

revenues in our generation segment derive from the sale to distribution companies and free consumers of electricity that we have generated (including the electricity generated by our share of the Itaipu project) and the resale of electricity from Paraguay’s share of the Itaipu project not used in Paraguay. Revenues from the sale of electricity generation are recorded based on the output delivered at rates specified under contract terms or prevailing regulatory rates;

•

revenues from our transmission segment derive from the transmission of electricity over our grid for other electricity concessionaires. These revenues are fixed each year by the Brazilian Government. Revenues received from other concessionaires using our basic transmission network are recognized in the month that the services are provided to the other concessionaires; and

•

revenues in our distribution segment derive from the sale to end consumers of electricity that we purchase from generation companies and also some electricity that we generate in thermal plants in isolated areas in the north of Brazil for distribution. Electricity distribution sales to final customers are recognized when power is provided. Billings for these sales are made on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, if any, are recognized in the following month.

A very large proportion of our revenues in any given year derives from the selling or reselling of electricity from Itaipu. However, the Brazil-Paraguay treaty pursuant to which Itaipu operates provides that these activities must have no effect on our net income

Other Operating Revenues

Other operating revenues are derived from charges imposed on end consumers for the late payment in respect of electricity sold in our distribution segment and, to a lesser extent: (i) electricity sold in our generation segment by our subsidiaries in the northern region of Brazil, and (ii) electricity sold in our transmission segment. There are also other operating revenues that are not attributable to our distribution, generation or transmission segments and which, accordingly, we record under our “corporate” segment. These include (i) fees for the administration of the RGR and other governmental funds, (ii) a fee charged to Itaipu for the handling of energy from Itaipu, and (iii) revenues resulting from exchange rate variations on the trading of energy from Itaipu. We also derive other operating revenues from telecommunication companies using certain parts of our infrastructure to mount telecom lines.

Taxes on Revenues

Taxes on revenues consists of Imposto sobre a Circulação de Mercadorias e Serviços — ICMS (or VAT), a sales tax charged on gross revenues. We are subject to different rates of VAT in the different states in which we operate, with the rate of VAT ranging from 7% to 27%. We are not liable for any taxes or revenues in our transmission segment, as provided by applicable regulation.

Regulatory Charges on Revenues

These deductions from gross revenues comprise payments made to the CCC Account, the RGR Fund and similar charges levied on electricity sector participants. Regulatory charges are calculated in accordance with formulae established by ANEEL, which differ according to the type of sector charges, and thus there is no direct correlation between revenues and sector charges.

Operating Costs and Expenses

Electricity Purchased for Resale

Our distribution and generation segments both purchase electricity for resale. Electricity purchased in the distribution segment is purchased from other generators. Electricity purchased in the generation segment represents the Paraguayan portion of the energy from Itaipu that is not used in Paraguay and that we resell to distribution companies and free consumers.

Fuel for Electric Energy Production

The cost of fuel is a significant component of our operating expenses; however, a large proportion of these costs (on average, over the periods under discussion, approximately 90% of fuel costs) is subsequently reimbursed from the CCC Account.

Use of Basic Transmission Network

These costs represent charges for transmission of energy over the power lines of third parties.

Emergency Capacity Charges

This is a specific charge imposed on electricity companies in response to the 2001-2002 energy crisis.

Depreciation and Amortization

This represents depreciation and amortization for our property, plant and equipment. We record property, plant and equipment at construction or acquisition cost, as applicable, less accumulated depreciation calculated based on the straight-line method, at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs that extend the useful lives of the related assets are capitalized, while other routine costs are charged to our result of operations. Interest relating to debt obtained from third parties incurred during the construction period is capitalized.

Payroll and related charges / third-party services / materials and supplies

This principally reflects our expenses in respect of employees, office equipment necessary for day to day administrative operations and any outsourcing costs. Third-party services reflect expenses for security, maintenance contractors, consultants and other advisors. As a result of the nature of many of these expenses, we have to apply judgements in making allocations among our operating segments because some of these expenses could be allocated to different segments. Furthermore, this reflects our expenses for administrative items needed for our operations (but excludes raw materials we use in the generation of electricity).

Taxes

This reflects our obligation to pay the PIS (Programa de Integração Social, or Social Integration Program) and COFINS (Contribuição para o Financiamento da Seguridade Social, or Contribution for the Financing of Social Security) taxes.

Deferred Loss from Itaipu

As discussed above in “—Principal Factors affecting our Financial Performance—Itaipu,” the net effect of the results of operations of Itaipu is recorded in this line item and the accumulated effects of Itaipu operations, net of compensation through tariff adjustments, is carried on our balance sheet a non-current asset under “Deferred regulatory assets”.

Operating Provisions

This reflects provisions we make in respect of legal proceedings to which we are party. We record operating provisions in our “administrative” segment, with operating provisions being allocated to our distribution, generation or transmission segments only in limited circumstances.

Interest and Fines

This reflects expenses we incur as a result of all late payments by us, as well as the financing of Eletrobrás and its controlled companies with third parties.

Donations and Contributions

This reflects expenses relating to investments in new information technology and research and development, as well as investments in cultural programs and sponsorships.

Other Operating Costs

Our other operating costs comprise a number of miscellaneous costs that we incur as part of our day-to-day operations. The most significant components are: (i) costs of leasing goods such as generation units for the Isolated system; (ii) telecommunication costs primarily costs incurred for telephone and internet services; (iii) and insurance costs, including insurance for our facilities and property; (iv) decommissioning costs, which are the costs associated with decommissioning of nuclear facilities (i.e. safe retirement of nuclear facilities); and (v) costs of disposal of assets, primarily transformers. The cost of decommissioning of a nuclear plant is denominated in U.S. dollars and, accordingly, variations in the U.S. dollar/reais exchange rate influences this cost.

Financial Income (Expenses), Net

Financial Income

This reflects interest income and commissions we receive from loans we made in accordance with the provisions of Brazilian law that permitted us to act as lender to certain public utility companies (see “Item 4.B, Business Overview – Lending Activities”).

Financial Expenses

This principally reflects payments of dividends to our shareholders, financial income, financial expenses, foreign exchange and monetary gain (loss) and fair value and derivatives.

Foreign Exchange and Monetary Gain (Loss)

The greater proportion of exchange gain (loss) generally relates to Itaipu, as the financial statements of Itaipu Binacional are kept in U.S. dollars, and this represents our largest exposure to foreign currency risk. Contrary to the situation with most Brazilian companies, a devaluation or depreciation of the real against the U.S. dollar increases our revenues, as it increases the value of the contribution from Itaipu, although the effect of this contribution is netted out, as discussed above. An appreciation of the real decreases our revenues because it decreases the value of the contribution from Itaipu, although the effect of this contribution is similarly netted out as a depreciation of the cost of construction of Itaipu.

Monetary gain (loss) principally relates to outstanding loans we have made to approximately 60 companies that are linked to the inflation rate measured by the IGP-M.

A. Operating Results

The following table shows our revenues and operating expenses as a percentage of net operating revenues:

	Year Ended December 31,
	2007	2006	2005
Revenues
Electricity sales:
Distribution	14.9%	15.7%	15.1%
Generation	76.2%	73.7%	75.3%
Transmission	15.3%	15.4%	15.0%
Other operating revenues	2.1%	3.3%	2.1%
Taxes on revenues	(3.5)%	(3.9)%	(3.6)%
Regulatory charges on revenues	(5.0)%	(4.2)%	(3.9)%

Net operating revenues	100.0%	100.0%	100.0%

Expenses
Operating expenses	82.9%	71.0%	67.6%
Financial expenses (income), net	14.2%	23.7%	24.0%
Expenses (income) before income taxes, minority interests and equity in earnings of affiliated companies	2.9%	5.3%	8.4%
Equity in earnings of affiliated companies	2.9%	1.6%	2.9%
Income taxes	(3.2)%	(2.6)%	(5.3)%
Minority interests	0%	0.3%	0.0%

Net income	2.6%	4.6%	6.0%

Consolidated Results

This section is an overview of our consolidated results of operations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2007 increased R$3,176 million, or 14.0%, to R$25,160 million in 2007 compared to R$21,984 million in 2006. This increase was due to:

•

an increase of R$2,672 million, or 17.0%, in revenues from our generation segment resulting from an increase in the average price of electricity, and a slight increase in volume of electricity generated. These increases were partially offset by a slightly larger increase in taxes and regulatory charges;

•	an increase of R$328 million, or 10.0%, in revenues from our transmission segment, primarily due to an increase in the government-set fee for transmission; and

•	an increase of R$310 million, or 10.6%, in revenues from our distribution segment, primarily due to an increase in the average price of electricity sold and an increase in the volume sold.

partially offset by:

•	a decrease of R$135 million, or 29.9%, in revenues not specifically attributed to our distribution, generation or transmission segments and, accordingly, recorded as part of our “corporate” segment.

Net operating revenues for 2006 increased R$1,772 million, or 8.8%, to R$21,984 million in 2006 from R$20,212 million in 2005. This increase was due to:

•

an increase of R$923 million, or 6.4%, in revenues from our generation segment, primarily due to an increase in the volume of electricity sold, together with an increase in the average price of such electricity, partially offset by a larger increase in taxes and regulatory charges;

•	an increase of R$469 million, or 16.6%, in revenues from our transmission segment, primarily due to an increase in the government-set fee for transmission and an increase in other operating revenues;

•

an increase of R$298 million, or 11.3%, in revenues from our distribution segment, primarily due to an increase in the average price of electricity sold, together with a slight increase in the volume of such electricity; and

•	an increase of R$82 million, or 22.4%, in revenues not specifically attributed to our distribution, generation or transmission segments and, accordingly, recorded as part of our “corporate” segment.

Operating Costs and Expenses

Operating costs and expenses for 2007 increased R$5,263 million, or 34.0%, to R$20,865 million in 2007 from R$15,601 million in 2006. As a percentage of net operating revenues, operating costs and expenses increased to 82.9% in 2007, compared to 71.0% in 2006. The primary drivers of this increase were:

•

deferred loss from Itaipu was an expense of R$432 million in 2007, compared to offsetting revenue of R$1,791 million in 2006, principally due to the fact that tariff adjustments reflected deferred loss from Itaipu for earlier periods. The expense was also driven, to a lesser extent by variations in the U.S. dollar/real exchange rate because Itaipu’s accounting currency is the U.S. dollar while our consolidated accounts are prepared in reais;

•	a R$1,364 million, or 53.7%, increase in electricity purchased for resale, particularly affecting our generation segment, due to an increase in the volume of electricity purchased for resale;

•

a R$659 million, or 13.9%, increase in payroll and related charges, particularly affecting our generation and transmission segments, due to, among other things, an increase in the number of employees and an increase in average salaries;

•

a R$386 million, or 94.0%, increase in operating provisions, particularly affecting our generation segment, principally due to recording a new provision with respect to the fact in 2007 we did not receive reimbursements for electricity rationing, pursuant to the general agreement entered into with the Brazilian Government in 2002 following rationing strategies in the prior year

•	a R$204 million, or 12.8%, increase in other operating costs and expenses, to R$1,793 million in 2007 from R$1,589 million in 2006;

•	a R$185 million, or 19.6%, increase in taxes, primarily resulting from an increase in the effective rate of PASEP/COFINS from 3% to 7%, and the increase in revenues from energy sale; and

•	a R$40 million, or 4.4%, increase in costs for the use of basic transmission network, impacting both our distribution and generation segments.

partially offset by:

•

a R$513 million, or 15.2%, decrease in depreciation and amortization costs, particularly affecting our generation and transmission segments, and particularly as a result of the U.S. dollar / real exchange rate variation relating to Itaipu; and

•

a R$68 million, or 7.6% decrease in fuel for electric power production costs as a result of ONS requiring less electricity from our thermal plants, thereby resulting in decreased fuel costs in our generation segment.

Operating costs and expenses for 2006 increased R$1,932 million, or 14.1%, to R$15,601 million in 2006 from R$13,669 million in 2005. As a percentage of net operating revenues, operating costs increased to 71.0% in 2006, compared to 67.6% in 2005. These primary drivers of this increase were:

•

a R$880 million, or 32.9%, decrease in offsetting revenue from deferred loss from Itaipu, principally due to amortization of Itaipu’s debt during the period which caused a decrease in offsetting revenue because the tariff that Itaipu received for electricity it generated remained unchanged. The decrease was also driven, to a lesser extent, by variations in the U.S. dollar / real exchange rate because Itaipu’s accounting currency is the U.S. dollar while our consolidated accounts are prepared in reais;

•	a R$517 million, or 25.6%, increase in energy purchased for resale, impacting both our distribution and, to a lesser extent, generation segments, due to a requirement to purchase more energy;

•	a R$436 million, or 96.2%, increase in fuel costs due to an increase in average fuel prices, which impacted our generation segment;

•	a R$284 million, or 6.3%, increase in payroll and related charges due to an increase in salary and in the number of employees, which particularly impacted our transmission segment;

•

a R$147 million, or 19.3%, increase in charges for use of the basic transmission network, particularly affecting our generation segment. This was due to an increase in the cost of transmission and the operation of a new concession; and

•

R$28 million, or 1.7%, increase in other operating costs and expenses, to R$1,589 million in 2006 from R$1,617 million in 2005. This increase was primarily caused by: (i) a R$8 million, or 8.5%, decrease in the cost of leasing goods caused by increased demand and, accordingly, increased production; and (ii) a R$0.2 million, or 0.5%, increase in insurance costs for new units for generation and transmission of energy. These increases were partially offset by a R$10 million, or 17.0%, decrease in costs resulting from the disposal of assets that we retired from service.

partially offset by:

•	a R$450 million, or 52.3%, decrease in operating provisions mainly due to the fact we did not record any additional provisions relating to claims in respect of compulsory loans.

Financial Income (Expenses), net

Financial expenses, net for 2007 decreased by R$1,636 million, or 31.3%, to R$3,582 million in 2007 from R$5,218 in 2006. This decrease was mainly due to an increase in financial income, particularly income arising from actuarial adjustments with respect to Furnas’ pension fund, Fundação Real Grandeza, which recorded a surplus in 2007, as well as decreased losses from foreign currency variations. This decrease was offset by the fact that we recorded an expense from the contract for the supply of electricity between Eletronorte and ALBRAS of R$714 million in 2007 compared to revenue of R$120 million in 2006 due to changes in the international price for aluminum.

Financial expenses, net for 2006 increased by R$367 million, or 7.6%, to R$5,218 million in 2006 from R$4,851 million in 2005. This change resulted primarily from foreign currency variations.

Equity in Earnings of Affiliated Companies

Equity in earnings of affiliated companies increased R$ 301 million, or 378.1%, to R$ 740 million in 2007 compared to R$ 362 million in 2006. We set out below a breakdown of these changes by affiliate:

•

CTEEP: an increase in equity from R$ 11 million to R$ 218 million. CTEEP’s net income in 2007 was R$ 856 million, a 626.8% increase compared to R$ 118 million recorded in 2006. Gross operating income for energy sales increased 11.6%, to R$ 1,563 million in 2007, from R$ 1,401 million in 2006. Charges and taxes increased 37.4%, to R$ 248 million in 2007 from R$ 180 million in 2006, due to a 20.8% increase in regulatory charges, combined with an increase of 89.9% in PIS and COFINS. Net operating income thus increased 7.7% to R$ 1,315 million in 2007 compared to R$ 1,160 million in 2006. In addition to a decrease in expenses due to modernization of systems, there was a reduction in personnel expenses, combined with a net reversal of provision for contingencies. Personnel expenses in 2006 included provisions of R$ 397 million for redundancy expenses pursuant to a program that resulted in the dismissal of 1,163 employees in 2007, resulting in reduction in payroll expenses of 45.1% Financial results resulted in an expense of R$ 152 million in 2007 compared to income of R$ 1 million in 2006 due to an increase of 339.2% in shareholders’ remuneration as well as a reduction of 70.9% in financial income. Income taxes and social contribution increased 530.1% or R$224 million, to R$ 256.6 million in 2007 compared to R$ 42 million in 2006.

•

CEMAT: an increase in equity from R$ 34 million to R$ 45 million. CEMAT’s gross revenues increased 10.6%, from R$ 1,655 million in 2006 to R$ 1,830 million in 2007. Net operating revenues in 2007 were R$ 1,129 million, representing an increase of 13.9% from 2006. This increase was driven mainly by an increase in economic activity in the region supplied by CEMAT and an average tariff increase of 9.8%. Cost of services, principally electric energy purchased for resale and charges on the use of the transmission system, totaled R$ 540 million in 2007, an increase of 1.0% from R$ 535 million in 2006. Operating costs were R$ 216 million in 2007 and R$ 162 million in 2006, an increase of 33.3%.This increase was influenced by an increase in depreciation and amortization, due to an increase in plants under construction in 2007, rent of generation units, outsourcing of operation and maintenance costs of the thermal plants in Baixo Araguaia, administrative/operational restructuring, and service of the “Luz para Todos” Program. Net income increased 75.5% to R$ 147 million in 2007 from R$ 84 million in 2006.

•

CEMAR: an increase in equity from R$ 63.5 million to R$ 73.5 million. CEMAR’s gross revenues from the sale of electricity increased 19.8% in 2007 in comparison with 2006, due to a 10.5% increase in volume of sales and tariff increases of 14.6% in August 2006 and 8.1% in August 2007. In 2007, costs and operational expenses were R$ 491 million, a 5.3% increase from R$ 466 million in 2006. In 2007 a reduction of 4.5% in net financial expenses was recorded due to a reduction in expenses to R$ 39 million in 2007 from R$ 41 million in 2006. Net income in 2007 was R$ 180 million, an increase of 1.5% from R$ 178 million in 2006.

•

CELPA: an increase in equity from R$ 20 million to R$ 25 million Gross operating income increased 3.3%, to R$ 1,755 million in 2007 from R$1,699 million in 2006. This increase was a result of an 8.0% increase in electric energy sales that reduced the effects of the average tariff downward adjustment of 9.7%. Cost of electricity sold, consisting of energy purchases and charges for the use of the transmission system, reached R$ 494 million, 20.1% above 2006. This increase was a consequence of purchase of greater amounts of electricity to meet increased demand, through auctions with higher costs than those in previous periods. These costs are “Parcel A” costs and, therefore, will be taken into account in setting future tariffs in the next cycle of adjustment. Operating expenses were R$ 274 million, an increase of 18.6% compared to R$ 231 million in 2006. This increase was driven by an increase in costs for inspection and checking, aimed at combating electricity losses, purchase of fuel for electric energy generation not covered by the Fuel Consumption Account, and expansion of the operational structure to service the “Luz para Todos” program. Financial costs, notably relating to taxes and fines, decreased 45.2%. Net income increased 43.8% to R$ 114 million in 2007 from R$ 79 million in 2006.

•

EMAE: a decrease in equity from a loss of R$ 31 million to a loss of R$ 41.9 million. Operating income decreased 17.6% to R$ 111 million in 2007. A 13.1% increase in expenses in energy auctions in 2007 was due to higher volume and better pricing on energy traded compared to 2006.

The decrease of income from short-term energy through the CCEE was a result of the non-dispatch, by ONS, of energy from thermal sources, represented by Usina Termoelétrica Piratininga (UTP), which also occurred in 2006 for service of the Interconnected System. EMAE took part in auctions for energy, resulting in 2007 income of R$ 14 million. Costs of electricity sold increased 22.1%, mainly due to fuel for production of electric energy at UTP; employee pension fund payments and provision for realization of credits (free energy), offset by increases in items including short-term energy, charges on the use of electric energy, personnel and operating provisions. Non-operating income was provided by income from operation and maintenance at Usina Termelétrica Nova Piratininga, for Petrobrás, generating income of R$ 7 million, and maintenance at Barragem Móvel Penha, for the Department of Water and Energy – DAEE, generating income of R$ 2 million. EMAE ended 2007 with a loss from operations of R$ 66 million compared to a loss of R$ 90 million in 2006. Financial income of R$ 11 million, mainly due to updating and interest with respect to the contract with the Department of Water and Electricity of the State of São Paulo. Financial expenses reached R$ 6.6 million, as a result of charges on debts with BNDES and FIDC. As a result of the factors discussed above, after income tax and deferred social contribution, EMAE ended the year with a loss of R$ 81 million.

•	Others: an increase in equity from R$ 264.5 million to R$ 420.4 million.

Equity in earnings of affiliated companies increased R$221 million, or 37.9%, to R$362 million in 2006 compared to R$583 million in 2005. This was due to changes in the performance of the companies in which we hold a minority interest. We set out below a breakdown of these changes by affiliate:

•

CTEEP: a decrease in equity from R$90 million to R$11 million. Gross Operating Expense decreased 86.7% to R$476 million in 2006 compared to 2005, due to incentive payments made to certain employees as an inducement for early retirement. As a result of such expense combined with the respective taxes, CTEEP registered a net income of R$118 million in 2006 compared ot R$468 million in 2005.

•

CEMAR: a decrease in equity from R$95 million to R$66 million. Net income was R$856 million for 2006, 28.6% higher than in December 31, 2005. Costs and operating expenses (excluding depreciation and amortization) were R$512 million in 2006, a decrease of 12.0% compared to R$582 million in 2005. Net income in 2006 was R$178 million, an increase of 76.7% in relation to R$100.4 million of net income pro-forma in 2006 (not taking into account the fiscal asset deferred at CEMAR, made during 2005). The equity contribution decreased due to the reversal, measured in US GAAP, of the effect of the asset reassessment made in 2006.

•

CEMAT: a decrease in equity from R$75 million to R$34 million. Gross operating income of CEMAT decreased 8.5%, to R$1,655 million in 2006 from R$1,808 million in 2005. Net operating income in 2006 was R$1,107 million, a decrease of 10.3% from 2005. The main reason for this decrease was a 0.6% market retraction which caused a decrease in the volume of the energy sold due to the slowdown in agribusiness, the main economic activity in this company’s area, lower average temperature, withdrawal of consumers that chose to leave the system, and a negative financial impact with respect to residential consumers, whose average tariff registered a downward adjustment of 1.8%. Cost of electricity sold was R$530 million in 2006, a 0.3% increase in relation to R$529 million in 2005. Operating costs decreased 45.2% to R$162 million in 2006 from R$295 million in 2005. Despite the fact that net financial results for 2006 improved compared to the previous year, due to an increase in financial income, net income for the year decreased to R$84 million in 2006 from R$187 million in 2005.

•

CELPA: a decrease in equity from R$36 million to R$22 million. Gross operating income increased 10.8%, to R$1,699 million in 2006 from R$1,533 million in 2005. Net operating income increased 13.3% to R$1,129 million. This increase resulted from an increase in volume of electricity sold, as well as an annual tariff adjustment in August 2006. Cost of electricity sold increased 3.1% to R$419 million This increase was a consequence of purchase of greater amounts of electricity to meet increased demand, through auctions with higher costs than those in previous periods. These costs are “Parcel A” costs and, therefore, will be taken into account in setting future tariffs in the next cycle of adjustment. Operating costs increased 12.8% to R$231 million. This increase was influenced mainly by an increase in depreciation amounts resulting from the revaluation of certain property, plant and equipment and the entering into service of a large number of construction service orders, as well as the acquisition of oil not covered by CCC for the generation of electricity. Net income for the year, influenced by an increase in financial expenses, decreased 19.3% to R$79 million in 2006 from R$98 million in 2005.

•

EMAE: a decrease in equity from a loss of R$18 million to a loss of R$31 million. Operating income in 2006 was R$135 million, a decrease of 31.7% compared to 2005, due to the ending of revenues from Initial Contracts with the distribution companies and the inability to sell thermal energy generated by Piratininga Thermoelectric Plant. Cost of electricity sold decreased 11.9%, mainly due to a decrease in expenses for short term energy and for purchase of oil for the electric energy production, due to lower production at Piratininga. Offsetting this were increases in other items including outsourced services, provision for realization of credits of free energy, personnel and payments for the use of hydro resources. Non-operating income derived from services to third parties resulted in income of approximately R$2 million; and operation and maintenance services to Petrobras at the Nova Piratininga Thermoelectric Plant resulted in income of approximately R$10 million. As a result, 2006 ended with an operating loss of R$92 million. Financial income totaled R$17 million. Financial expenses were R$6 million, strongly impacted by an increase in tax and social contribution A loss in net monetary variation of R$12 million resulted from reductions resulting from the revaluation of the contract with DAEE. As a result of the foregoing factors, EMAE ended the year with a net loss of R$79 million.

•	Others: a decrease in equity from R$314 million to R$280 million.

Income Taxes

Current income taxes increased R$738 million, or 56.8%, to R$2,038 million in 2007 from R$1,300 million in 2006. Deferred income taxes increased R$491 million, or 40.2% to R$1,223 million in 2007 from R$732 million in 2006. These changes were partly as a result of recognition for tax purposes of income from the embedded derivative contracts relating to the contract between Eletronorte and ALBRAS for the supply of electricity to ALBRAS.

Current income taxes decreased R$344 million, or 20.9%, to R$1,300 in 2006 from R$1,643 million in 2005. We recorded a credit with respect to deferred income tax of R$732 million in 2006, a R$152 million, or 26.1%, increase over the credit of R$580 million recorded in 2005.

Minority Interest

Minority interest decreased R$51 million, or 76.1%, to R$16 million in 2007 from R$67 million in 2006, due to adjustments in interest relating to the distribution companies of the north and northeastern region.

Minority interest increased R$57 million, or 602.5%, to R$67 million for 2006 from R$10 million in 2005, due to adjustments in interest relating to the distribution companies of the north and northeastern region.

Net Income

As a result of the factors discussed above, our net income for 2007 decreased R$371 million or 36.2% to R$655 million from R$1,026 million in 2006.

As a result of the factors discussed above, our net income for 2006 decreased R$196 million, or 16.0%, to R$1,026 million from R$1,222 million in 2005.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased R$310 million, or 10.6%, to R$3,245 million in 2007 from R$2,935 million in 2006.

Net operating revenues for the distribution segment increased R$298 million, or 11.3%, to R$2,935 million in 2006 from R$2,636 million in 2005.

Electricity Sales

Electricity sales increased R$291 million, or 8.4%, to R$3,746 million in 2007 from R$3,455 million in 2006. This increase was due to a 6.4% increase in the volume of electricity sold to 10,676,983 MWh in 2007 from 10,037,379 MWh in 2006, together with a 2.0% increase in average tariffs to 350.9 reais per MWh in 2007 from 344.2 reais per MWh in 2006.

Electricity sales increased R$407 million, or 13.4%, to R$3,455 million in 2006 from R$3,048 million in 2005. This increase was due to a 1.3% increase in the volume of electricity sold to 10,037,379 MWh in 2006 from 9,911,651 MWh in 2005 together with an 11.9% increase in average tariffs to 344.2 reais per MWh in 2006 from 307.5 reais per MWh in 2005.

Other Operating Revenues

Other operating revenues decreased R$2 million, or 29.9%, to R$5million in 2007 from R$7 million in 2006.

Other operating revenues increased R$5 million, or 280.9%, to R$7 million in 2006 from R$2 million in 2005. This increase was primarily due to telecommunications companies using our infrastructure to mount telecom lines.

Taxes on Revenues

Taxes on revenues decreased R$71 million, or 18.3%, to R$315 million in 2007 from R$386 million in 2006. This decrease, despite an increase in revenues, was because we had more tax-exempt consumers during the period.

Taxes on revenues increased R$57 million, or 17.3%, to R$386 million in 2006 from R$329 million in 2005 due to an increase in revenues during this period.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$50 million, or 35.5%, to R$191 million in 2007 from R$141 million in 2006. This was a result of ANEEL increasing the rates of regulatory charges.

Regulatory charges on revenues increased R$57 million, or 67.8%, to R$141 million in 2006 from R$84 million in 2005. This was a result of ANEEL increasing the level of regulatory charges.

Operating Costs and Expenses

Operating costs and expenses for distribution increased R$91 million, or 4.9%, to R$1,957 million in 2007 from R$1,866 million in 2006. The primary components of this increase were:

•

operating provisions increased R$47 million, or 94.0%, to R$97 million in 2007 from R$50 million in 2006. This was principally due to a new provision recorded in relation to the merger between Ceam - Companhia Energética do Estado do Amazonas and Manaus Energia S.A.;

•	other operating costs and expenses increased R$20 million, or 14.6%, to R$157 million in 2007 from R$137 million in 2006 due to the leasing of equipment and contracting outsourced services;

•	a R$13 million, or 19.6%, increase in taxes to R$79 million in 2007 from R$66 million in 2006, as a result of an increase in net income;

•	a R$10 million, or 4.4%, increase in use of basic transmission network to R$245 million in 2007 from R$235 million in 2006. This was due to an increase in the tariff for transmission;

•

payroll and related charges increased R$8 million, or 13.3%, to R$68 million in 2007 from R$60 million in 2006. This was due to an increase in incentive payments to certain employees as an inducement for early retirement, together with an increase in salaries; and

•

electricity purchased for resale remained relatively stable, with an increase of 0.1% or R$1 million, to R$1,260 million in 2007 from R$1,259 million in 2006. This was principally due to an increase in the volume of electricity purchased for resale of 16.1% to 14,680,997 MWh in 2007 from 12,644,121 MWh in 2006, offset by a 20.0% decrease in the average price of electricity purchased for resale to 85.84 reais per MWh in 2007 from 99.54 reais per MWh in 2006.

Operating costs and expenses for distribution increased R$456 million, or 32.4%, to R$1,866 million in 2006 from R$1,410 million in 2005. The primary components of this increase were:

•

electricity purchased for resale increased R$365 million, or 40.9%, to R$1,259 million in 2006 from R$894 million in 2005. This was principally due to a 30.5% increase in the average price of electricity purchased for resale. The volume of electricity purchased for resale also increased 7.8% to 12,624,121 MWh in 2006 (average price 99.5 reais per MWh) from 11,711,116 MWh in 2005 (average price 76.3 reais per MWh);

•

other operating costs and expenses increased R$52 million, or 61.9%, to R$137 million in 2006 from R$85 million in 2005. This increase was primarily caused by: (i) a R$3 million, or 50.0%, increase in the cost of leasing goods caused by increased demand and, accordingly, increased production; and (ii) a R$1 million, or 65.0%, increase in insurance costs for new units for generation and transmission of energy. These increases were partially offset by a R$1 million, or 35.5%, decrease in costs resulting from the disposal of assets that we retired from service;

•

operating provisions increased R$33 million, or 190.7%, to R$50 million in 2006 from R$17 million in 2005. This was principally due to a new provision recorded as a result of Ceron receiving notification from the tax authorities that it owed amounts payable as ICMS tax;

•

use of the basic transmission network increased R$22 million, or 10.2%, to R$235 million in 2006 from R$213 million in 2005. This was due to both an increase in the amount of electricity transported and an increase in the tariff for transmission; and

•	payroll and related charges increased R$9 million, or 16.9%, to R$60 million in 2006 from R$51 million in 2005. This was due an increase in salaries, materials and third-party service costs,

partially offset by:

•	a decrease in taxes of R$20 million, or 23.0%, to R$66 million in 2006 from R$86 in 2005. This was due to a decrease in net income; and

•

a decrease in emergency capacity charges of R$9 million, or 100.0%, to zero in 2006 from R$9 million in 2005, since from December 2005 we were no longer required to pay the emergency capacity charge which was introduced as a result of the 2001-2002 energy crisis in Brazil.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased R$2,672 million, or 17.0%, to R$17,976 million in 2007 from R$15,305 million in 2006.

Net operating revenues for the generation segment increased R$923 million, or 6.4%, to R$15,305 million in 2006 from R$14,382 million in 2005.

Electricity Sales

Electricity sales increased R$2,987 million, or 18.0%, to R$19,180 million in 2007 from R$16,192 million in 2006. This increase was due to an increase of R$2,460 million in sales of energy due to a 13.1% increase in average tariffs to 79.5 reais per MWh in 2007 from 70.3 reais per MWh in 2006, and a 1.9% increase in volume of electricity sold to 234,651,742 MWh in 2007 from 230,184,791 MWh in 2006;

Electricity sales increased R$961 million, or 6.3%, to R$16,192 million in 2006 from R$15,231 million in 2005. This increase was due to a 4.7% increase in the volume of electricity sold to 230,184,791 MWh in 2006 (of which 40.11% was produced by Itaipu) from 219,862,060 MWh in 2005 (of which 39.87% was produced by Itaipu) together with a 1.5% increase in average tariffs to 70.3 reais per MWh for 2006 from 69.3 reais per MWh for 2005.

Other Operating Revenues

Other operating revenues for generation decreased R$32 million, or 29.9%, to R$76 million in 2007 from R$108 million in 2006. This decrease was primarily driven by Eletronorte being less hired by other companies in the northeast region of Brazil to service and maintain the facilities of those companies.

Other operating revenues for generation increased R$71 million, or 194.2%, to R$108 million in 2006 from R$37 million in 2005. This increase was primarily driven by Eletronorte being hired by other companies in the northeast region of Brazil to service and maintain the facilities of those companies.

Taxes on Revenues

Taxes on revenues increased R$98 million, or 21.0%, to R$563 million in 2007 from R$466 million in 2006, more than the increase in revenues due to a decrease in reimbursements received from the CCC Account.

Taxes on revenues increased R$64 million, or 15.9%, to R$466 million in 2006 from R$402 million in 2005, more than the increase in revenues, due to a decrease in reimbursements received from the CCC Account.

Regulatory charges on revenues

Regulatory charges on revenues increased R$188 million, or 35.3%, to R$716 million in 2007 from R$529 million in 2006. This increase is mainly due to a change in Aneel’s treatment of the CCC Account.

Regulatory charges on revenues increased R$46 million, or 9.5%, to R$529 million in 2006 from R$483 million in 2005. This was due to a change in the calculation base.

Operating Costs and Expenses

Operating costs and expenses for generation increased R$4,607 million, or 47.6%, to R$14,288 million in 2007 from R$9,681 million in 2006. The primary components of this increase were:

•

deferred loss from Itaipu was an expense of R$432 million in 2007, compared to offsetting revenue of R$1,791 million in 2006, principally due to the fact that tariff adjustments reflected deferred loss from Itaipu for earlier periods. The expense was also driven, to a lesser extent by variations in the U.S. dollar/real exchange rate because Itaipu’s accounting currency is the U.S. dollar while our consolidated accounts are prepared in reais;

•

electricity purchased for resale increased R$1,362 million, or 106.3%, to R$2,644 million in 2007 from R$1,282 million in 2006. This was principally due to a 22.3% increase in the average price of electricity purchased for resale to 106.4 reais per MWh in 2007 from 87.0 reais per MWh in 2006 and an increase in the volume of electricity purchased for resale by 68.7% to 24,858,429 MWh in 2007 from 14,733,550 MWh in 2006;

•

payroll and related charges increased R$406 million, or 13.9%, to R$3,329 million in 2007 from R$2,924 million in 2006. This was due to an increase in incentive payments to certain employees as an inducement for early retirement, together with an increase in salaries;

•

operating provisions increased R$205 million, or 94.0%, to R$423 million in 2007 from R$218 million in 2006. This was principally due to recording a new provision with respect to the fact in 2007 we did not receive reimbursements for electricity rationing, pursuant to the general agreement entered into with the Brazilian Government in 2002 following rationing strategies in the prior year;

•	taxes increased R$134 million, or 19.6%, to R$821 million in 2007 from R$687 million in 2006, primarily resulting from an increase in revenues from sale of electricity and other revenues;

•

other operating costs and expenses increased R$133 million, or 13.3%, to R$1,160 million in 2007 from R$1,027 million in 2006. This increase was primarily due to provisioning of loss with respect to a voluntary dismissal program; and

•	a R$30 million, or 4.4%, increase in the costs of use of basic transmission network to R$707 million in 2007 from R$677 million in 2006. This was due to an increase in the tariff for transmission.

partially offset by:

•	a R$301 million, or 15.2%, decrease in depreciation and amortization to R$1,674 million in 2007 from R$1,975 million in 2006, as a result of foreign exchange variation relating to Itaipu; and

•	a decrease in costs to fuel for electric power production of R$68 million, or 7.6%, to R$821 million in 2007 from R$889 million in 2006. This was due to receipts from the CCC account.

Operating costs and expenses for the generation segment increased R$2,049 million, or 26.9%, to R$9,681 million in 2006 from R$7,632 million in 2005. The primary components of this increase were:

•

offsetting revenue from deferred loss from Itaipu decreased R$880 million, or 32.9%, to R$1,791 million in 2006 from R$2,671 million in 2005 principally due to amortization of Itaipu’s debt during the period while the tariff that Itaipu received for electricity it generated remained unchanged. The decrease was also driven, to a lesser extent, by variations in the U.S. dollar / real exchange rate;

•

fuel for electric power production increased R$436 million, or 96.2%, to R$889 million in 2006 from R$453 million in 2005. This was due to an increase in fossil fuel prices and a decrease in receipts from the CCC account;

•

payroll and related charges increased R$245 million, or 9.1%, to R$2,924 million in 2006 from R$2,679 million in 2005. This was due to salary increases and an increase in the number of employees together with an increase in both the usage and cost of third party services;

•

taxes increased R$212 million, or 44.6%, to R$687 million in 2006 from R$475 million in 2005. This was due to an increase in the amount of PASEP and COFINS paid as a result of a change in the calculation base of these taxes;

•

electricity purchased for resale increased R$152 million, or 13.5%, to R$1,282 million in 2006 from R$1,130 million in 2005. This was principally due to a 35.4% increase in the average price of the electricity purchased for resale to 87.0 reais per MWh in 2006 from 64.2 reais per MWh in 2005 partially offset by a 16.2% decrease in the volume of electricity purchased for resale to 14,733,550 MWh in 2006 from 17,585,847 MWh in 2005;

•

use of basic transmission network increased R$126 million, or 22.8%, to R$677 million in 2006 from R$551 million in 2005. This was due to an increase in the cost of transmission and the operation of a new concession; and

•	operating provisions increased R$30 million, or 15.9%, to R$218 million in 2006 from R$188 million in 2005. This was due to increasing our provisions for new labor and civil contingencies;

partially offset by:

•	a decrease in other operating costs of R$123 million, or 10.7%, to R$1,027 million in 2006 from R$1,150 million in 2005 due to a decrease in outsourced services and leasing of equipment; and

•

a decrease in emergency capacity charges of R$48 million, or 100.0%, to zero in 2006 from R$48 million in 2005 as from December 2005 we were no longer required to pay the emergency capacity charge which was introduced as a result of the 2001-2002 energy crisis in Brazil.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased R$328 million, or 10.0%, to R$3,623 million in 2007 from R$3,295 million in 2006.

Net operating revenues for the transmission segment increased R$469 million, or 16.6%, to R$3,295 million in 2006 from R$2,826 million in 2005.

Electricity Sales

Electricity sales increased R$473 million, or 14.0%, to R$3,852 million in 2007 from R$3,379 million in 2006 as the result of an increase in the fixed transmission fee set by the Brazilian Government and the introduction of new transmission lines in the period.

Electricity sales increased R$354 million, or 11.7%, to R$3,379 million in 2006 from R$3,025 million in 2005 as the result of an increase in the fixed transmission fee set by the Brazilian Government and the introduction of new transmission lines.

Other Operating Revenues

Other operating revenues decreased R$53 million, or 29.9%, to R$124 million in 2007 from R$177 million in 2006. This decrease was primarily driven by Eletronorte being hired less by other companies in the northeast region of Brazil to service and maintain the facilities of those companies.

Other operating revenues increased R$157 million, or 764.8%, to R$177 million in 2006 from R$20 million in 2005 due to reimbursements we received through consumer tariffs for investments we made in the CCC, CDE and Proinfa programs.

Regulatory charges on revenues

Regulatory charges on revenues increased R$92 million, or 35.3%, to R$353 million in 2007 from R$261 million in 2006, as the result of the expenses generated by Eletrosul, which still does not produce revenues for its generation activities.

Regulatory charges on revenues increased R$41 million, or 18.8%, to R$261 million in 2006 from R$219 million in 2005 as the result of an increase in the regulatory charge imposed by ANEEL during the period.

Operating Costs and Expenses

Operating costs and expenses for transmission increased R$379 million, or 12.0%, to R$3,525 million in 2007 from R$3,147 million in 2006. The primary components of the change were:

•

payroll and related charges increased R$191 million, or 13.9%, to R$1,572 million in 2007 from R$1,381 million in 2006, principally as a result of a increased salaries, number of employees and the early retirement program for Eletrosul;

•

operating provisions were an expense of R$92 million in 2007, compared to revenue of R$47 million in 2006. This was due to recording a new provision in relation to a voluntary dismissal program for employees and certain taxes;

•

other operating costs and expenses increased R$28 million, or 8.9%, to R$348 million in 2007 from R$320 million in 2006. This increase was primarily caused by a R$0.8 million, or 2.0%, increase in the cost of leasing goods caused by increased demand and, a R$0.8 million, or 5.0%, increase in the fiscalization fee for ANEEL; and

•	taxes increased R$16 million, or 19.6%, to R$96 million in 2007 from R$80 million in 2006, as a result of a decrease in the rates of sales taxes during the period related to PASEP and COFINS.

partially offset by:

•

a decrease in depreciation and amortization costs of R$201 million, or 15.3%, to R$1,118 million in 2007 from R$1,319 million in 2006, primarily as a result of foreign currency variations relating to the disposal of assets and to Itaipu;

Operating costs and expenses for transmission decreased R$33 million, or 1.1%, to R$3,147 million in 2006 from R$3,180 million in 2005. The primary components of this change were:

•

taxes decreased R$182 million, or 69.4%, to R$80 million in 2006 from R$262 million in 2005. This was due to a change in the calculation base for PASEP and COFINS taxes: before 2006, these were calculated over all revenue whereas, from 2006, these are now calculated over sales revenue only, partially offset by:

•

operating provisions were an expense of R$47 million in 2006 compared to a revenue of R$32 million in 2005. This was due to the reversal of a provision in 2005 relating to PASEP and COFINS taxes and the creation of a new provision in 2006 relating to civil lawsuits;

•

an increase in depreciation and amortization of R$41 million, or 3.2%, to R$1,319 million in 2006 from R$1,278 million in 2005. This was due to new transmission lines coming into use, thereby increasing in our asset base and leading to increased depreciation and amortization expenses;

•

an increase in other operating costs and expenses of R$15 million, or 4.8%, to R$320 million in 2006 from R$305 million in 2005. This increase was primarily caused by: (i) a R$0.3 million, or 1.7%, increase in the cost of leasing goods caused by increased demand and, accordingly, increased production; and (ii) a R$500,000, or 6.7%, increase in insurance costs for new units for generation and transmission of energy. These increases were partially offset by a R$2 million, or 18.2%, decrease in costs resulting from the disposal of assets that we retired from service; and

•

an increase in payroll and related charges of R$13 million, or 0.9%, to R$1,381 million in 2006 from R$1,368 million in 2005. This was due to an increase in the number of employees and salary increases.

B. Liquidity and Capital Resources

Our principal sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including the RGR Fund (established to compensate electricity concessionaires for uncompensated expenses when the concessions ended and described more fully in “—Principal Factors Affecting our Financial Performance—Our Role in Administering Brazilian Government Programs”), loans from third parties, including certain international agencies, and realizations of various investments we have made with Banco do Brasil S.A., with whom we are required by law to deposit any surplus cash assets.

We require funding principally in order to finance the upgrading and expanding of our generation and transmission facilities and in order to repay our maturing debt obligations. In addition, through our subsidiaries, we are bidding in auctions for new transmission lines and new generation contracts. In the event that we are successful in any of these auctions, we will need additional cash to fund investments necessary to expand the applicable operations.

From time to time, we consider potential new investment opportunities and we may finance such investments with cash generated by our operations, loans, the international capital markets, capital increases or other sources of funding that may be available at the relevant time. At present we have the ability to fund up to R$4 billion of capital expenditure out of existing resources without recourse to the capital markets. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	Year Ended December 31,
	2007	2006	2005
	(in R$ thousands)
Net Cash Flows:
Provided by Operating Activities	15,437,094	8,763,539	9,298,333
Used in Investing Activities	(4,129,011)	(3,766,573)	(4,785,712)
Used in Financing Activities	(8,879,464)	(3,683,869)	(3,040,785)

Total	2,428,619	1,313,097	1,471,836

Cash Flow from Operating Activities

Our cash flows from operating activities primarily result from the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices. Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

Cash Flows from Investing Activities

Our cash flows from investing activities primarily reflect:

•	restricted investments, being the surplus cash we are required to either deposit with Banco do Brasil S.A. (or in certain other investments issued by the Brazilian Government);

•	investment acquisitions, being partnerships we enter into with third parties in the private sector in relation to the operation of new plants;

•	the following types of marketable debt and equity securities:

•	“CFT-E1” debt securities issued by the Brazilian Government: these securities are indexed to the IGP-M inflation index, do not bear interest and are due to mature in August 2012;

•

“NTN-P” debt securities issued by the Brazilian Government: these securities are indexed to the Taxa Referencial (or TR) rate, a monthly benchmark rate published by the Central Bank, bear interest at the rate of 6.0% per annum and mature on varying dates beginning in February 2012;

•

“Beneficiary party” equity securities issued by the following companies: (i) Rede Lajeado Energia S.A., (ii) EDP Lajeado Energia S.A., (iii) CEB Lajeado S.A., and (iv) Paulista Lajeado Energia S.A. We receive dividend income from these shareholdings based on the annual profits that each company achieves;

•	acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities;

•	restricted deposits for legal proceedings, the deposits we are required to pay into court in Brazil where we are the plaintiff in legal proceedings; and

•	deferred regulatory assets, primarily representing the cash effect of the accumulated results of profits or losses from Itaipu operations, net of compensation through tariff adjustments.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

Relationship between Appropriated Retained Earnings and Cash Flows

At December 31, 2007, our balance sheet reflected retained reserves of R$17.8 billion, which consists of our statutory reserves but does not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information — Policy on dividend distribution”).

Capital Expenditure

In the last five years, we have invested an average of R$3 billion per year in capital projects. Approximately 37% was invested in our generation segment, 48% in our transmission segment and the balance in our distribution segment and other investments.

Our core business is the generation and transmission of energy and we intend to invest heavily in these two segments in the next years.

Companies are now selected to construct new generation units and transmission lines by a tender process. It is, therefore, difficult to predict the precise amounts that we will invest in these segments going forward. We are, however, working to secure a significant number of new contracts either alone or as part of a consortium including the private sector.

We believe that Brazil may need to increase up to 41,300 km of transmission lines and up to 41,800 MW of installed generation capacity during the next ten years. These investments will represent approximately U.S.$56 billion. As the current largest player in the market, we expect to participate in the majority of these new investments. We believe that investments over the next ten years will be greater than R$3 billion per year, which we invested in previous years. For these investments, we expect to use fundings derived from our net cash flow as well as from accessing the national and international capital markets and through financing.

C. Research and Development, Patents and Licenses

Research and Development

Our research and planning activities are carried out by Cepel, a non-profit entity created in 1974 with the objective of supporting the technological development of the Brazilian electricity sector. We are the primary sponsor of Cepel and participate in co-ordinating environmental planning and energy conservation programs. Cepel’s clients are our operating subsidiaries (including Itaipu and Eletronuclear) and other Brazilian and foreign electric utilities. Cepel’s activities aim to achieve high quality standards and productivity in the electricity sector through technological research and development. Cepel has a network of laboratories to undertake its activities, and maintains technical co-operation agreements with several international electric energy research and development institutions. Cepel prioritizes strategic and structuring projects, with its activities concentrated in five departments:

•	Systems Automation Department: this department focuses on the development of tools to obtain data, real time operation of electric systems and analysis of disturbances;

•

Electric Systems Department: this department focuses on the development of methodologies and computer programs that provide conditions for expansion, supervision, control and operation of core systems;

•

Special Technologies Department: this department surveys the application of technologies relating to the use of materials for electric installations, energy efficiency and renewable sources, including the analysis of sustainability and economic viability;

•

Installation and Equipment Department: this department focuses on the development of technologies to refine equipment used in generation, transmission and distribution of electric energy (computer models, testing and measuring techniques, monitoring and diagnosis systems); and

•

Energy Optimization and Environment Department: this department focuses on the development of methodologies and computer programs for the planning of expansion and operation of interconnected hydrothermal systems and on integrated evaluation of environmental issues.

We have a central group survey center that performs scientific studies, measurements, specialist analyses and other tests and analyses that are relevant to our core operations. This center has a certification from the Instituto Nacional de Metrologia (the Brazilian National Metrology Institute) that allows it to certify electrical equipment. Cepel also focuses on the development of energy efficiency projects including those relating to the generation of electricity from renewable sources such as solar and wind power. As part of this focus, Cepel’s structure includes the following projects: (i) the Centro de Referência para Energia Solar e Eólica Sérgio de Salvo Brito (National Reference Center for Solar and Wind Powered Energy of Salvo Brito), (ii) the Casa Solar Eficiente (Solar Efficient House), and (iii) the Centro de Aplicação de Tecnologias Eficientes (Center for the Application of Efficient Technologies).

Patents and Licenses

Cepel has nineteen patents registered with the Instituto Nacional de Propriedade Industrial – INPI (the National Institute of Intellectual Property), relating to equipment and manufacturing processes.

D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information” and “Item 3.A, Risk Factors.” Fundamentally, we believe these trends will allow us to continue to grow our business and improve our corporate image:

•

Brazilian GDP continues to grow: Brazilian GDP has consistently increased over recent years, and we believe this trend will continue. In recent years, there has been a general trend of lower interest rates in Brazil and this has stimulated the Brazilian economy. Growth in Brazilian GDP directly benefits us because increased GDP has a close correlation with the demand for electricity. As the economy grows and investments by corporations increase, we believe the demand for electricity will also increase. Historically, consumption of electricity in Brazil has risen an average rate of approximately one and a half times the growth in GDP;

•

electricity is in constant demand: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. We believe we will continue to have the ability to set tariffs in accordance with market conditions, particularly in the generation segment. Although tariffs in the transmission segment are set by the Brazilian Government each year, we believe that these tariffs will continue to increase as GDP grows;

•

participation in future auctions will allow us to grow: we expect to participate in an increasing number of future new energy auctions, as well as new transmission auctions, and will, accordingly need to invest in new power generation plants (both hydroelectric and thermal) and new transmission lines in order to expand the existing grid and keep our current market share. We also believe that by focusing on generation and transmission, we will be able to maximize profits by improving efficiency in our existing infrastructure and capitalizing on opportunities arising from new infrastructure;

•

a decrease in regulatory charges once infrastructure investments have been completed: in recent periods, our financial results have been impacted by regulatory charges regulated by ANEEL. The proceeds of these charges have been used by the Brazilian Government to invest in infrastructure such as the CCC and RGR. As this infrastructure is completed, we believe ANEEL will decrease the levels of regulatory charges, which will have a positive effect on our financial results. Moreover, we believe that the completion of these infrastructure projects will have a beneficial effect on our ability to grow our business;

•

revenues from third parties for maintenance of facilities: although the core of our business will remain the generation and transmission segments, we have successfully increased our revenues in recent periods by using our expertise to provide maintenance services for other companies in our industry. Our subsidiary Eletronorte has been the key conduit for this. We expect this trend to continue, thereby improving our financial position; and

•

an increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts us in various ways, including dealing with social and political issues that may arise when we seek to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for us will be to balance these environmental concerns against the growth of our business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for our facilities, which similarly imposes cost pressure challenges on our business.

E. Off-balance Sheet Arrangements

None of our off-balance sheet arrangements are of the type with respect to which we are required to provide disclosure pursuant to item 5.E of Form 20-F.

F. Contractual Obligations

We set out below, on a segment basis, our long-term debt and long-term purchase obligations for the periods presented:

	Payments due by period as of December 31, 2007
	(in R$ thousands)
Long-term debt obligations:	2008	2009	2010	2011	2012	2013 and after
Generation	1,500,051	790,114	866,073	952,524	1,133,091	11,573,710
Transmission	638,791	336,467	368,814	405,629	482,523	4,928,624
Distribution	47,941	25,252	27,379	30,442	36,213	369,888

Total	2,186,783	1,151,833	1,262,566	1,388,595	1,651,827	16,872,222

	Payments due by period as of December 31, 2007
	(in R$ thousands)
Long-term purchase obligations:	2008	2009	2010	2011	2012 and after
Generation	769,360	812,540	1,270,820	1,307,630	18,690,150
Transmission	—	—	—	—	—
Distribution	1,702,039	1,841,456	2,005,863	2,180,549	12,765,194

Total	2,471,399	2,653,996	3,276,683	3,488,179	31,455,344

ITEM 6. Directors, Senior Management and Employees

A. Board of Directors and Senior Management

We are managed by our Conselho de Administração (or Board of Directors), composed of up to ten members, and by our Diretoria (or Board of Executive Officers), which currently consists of five members. There is currently one vacancy on our Board of Directors. Our by-laws also provide for a permanent Conselho Fiscal (or Fiscal Council), which is made up of five members. Pursuant to our by-laws, all members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens.

Board of Directors

The members of our Board of Directors are elected at the general shareholders meeting for a renewable term of three years. However, on April 28, 2005, our shareholders approved an amendment to our by-laws pursuant to which the term of office of each member of our Board of Directors will decrease from three years to one year. In accordance with Law No. 3,890 – A of April 25, 1961, this amendment is subject to approval in the form of a Presidential decree, which is pending at the date of this registration statement. Pursuant to Brazilian corporate law, the members of our Board of Directors must be shareholders of the company. As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, of which seven are appointed by the MME and one by the Planning, Budget and Management Ministry. The minority shareholders have the right to elect one member, and the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member. Currently, our preferential shareholders have not elected a director. One of the members of the Board of Directors is appointed President of the company.

Our Board of Directors ordinarily meets once a month and when called by a majority of the directors or the Chairman. Among other duties, our Board of Directors is responsible for (i) establishing our business guidelines, (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities, (iii) determining our loans and financing policy and (iv) approving any guarantee in favor of any of our subsidiaries on any financial agreement.

The table below sets out the current members of our Board of Directors and their respective positions. The mandate of each member of our Board of Directors expires at the next Ordinary Shareholders’ Meeting. Each member was elected by the Brazilian government except for Arlindo Magno de Oliveira who was elected by our minority shareholders.

Name	Position
Márcio Pereira Zimmermann	Chairman
Nelson José Hubner Moreira	Director
Luiz Soares Dulci	Director
Arlindo Magno de Oliveira (Minority)	Director
Miriam Aparecida Belchior	Director
Victor Branco de Holanda	Director
Wagner Bittencourt de Oliveira	Director
José Antonio Muniz Lopes	Director
José Antonio Corrêa Coimbra	Director

Márcio Pereira Zimmermann – Chairman and Board Member: Mr. Zimmermann has a degree in electrical engineering from the Universidade Católica of the State of Rio Grande do Sul and a masters degree in Electrical Engineering from the Pontifícia Universidade Católica of Rio de Janeiro. Mr. Zimmermann was Engineering Director of Eletrobrás and Research and Development Director of Cepel. Mr. Zimmermann is currently Executive Secretary of the Ministry of Mines and Energy, having previously been the Secretary of Energy Planning and Development of the Ministry of Mines and Energy.

Nelson José Hubner Moreira – Board Member: Mr. Moreira is an electrical engineer with a degree from Universidade Federal Fluminense (UFF) and a graduate degree in Mathematics. Mr. Moreira was Distribution Officer for CEB - Companhia Energética de Brasília from 1995 to 1998. He was an officer of the Associação Brasileira de Empresas de Distribuição (the Brazilian Association of Energy Distribution Companies) From 2000 to 2001 Mr. Moreira was assistant to the Superintendente de Fiscalização de Serviços (Superintendent of Services Inspection) at ANEEL and in 2002 he was assistant to the Departamento de Política Energética (Energy Policy Department). In 2003 and 2004 he was Chief of the Office of the MME and since April 2005 Mr. Moreira has been the Executive Secretary of the MME.

Luiz Soares Dulci – Board Member: Mr. Dulci is a teacher of Portuguese Language and Portuguese Literature since 1974, specialized in education for adults. He taught in public and private schools in the States of Minas Gerais, Pará and Rio de Janeiro, such as Colégio Santo Inácio de Loyola. Mr. Dulci represents the Brazilian Government as part of the United Nations University of Peace Council. Currently he serves as a director of the Economic and Political Chamber, the Industrial Politics Council and the Federal Council for Social and Economic Development. In the period from 1996 to March 2003 was President of the Abramo Perseu Foundation for Cultural, Social, Political and Economic Studies. From 1997 to 1998 he was the Municipal Secretary of Culture of Belo Horizonte and from 1993 to 1996 the Government Secretary of Belo Horizonte City Hall. He participated, in 1982, in the Permanent Commission for Education and Culture of the House of Representatives.

Arlindo Magno de Oliveira – Board Member: Mr. Oliveira holds a degree in economics from Universidade Federal Fluminense and several specialization courses in finance and capital markets. He began his professional career as a Banco do Brasil employee, where he was manager. He also works as Director of the Pension Fund of Banco do Brasil – Previ. Mr. Oliveira is presently retired but has an extensive experience as member of the Board of Directors in several important Brazilian companies such as Companhia Vale do Rio Doce and Valepar S.A., and companies of the Brazilian electricity sector, where he was member of the board of Coelba, Cosern and CPFL.

Miriam Aparecida Belchior – Board Member: Ms. Belchior, a food engineer, graduated from University of Campinas (UNlCAMP), with a masters degree in Public and Governmental Administration from the São Paulo Business Administration School of the Fundação Getúlio Vargas - FGV. She served as Secretary of Administration and Administrative Modernization for the Santo André City Hall from January 1997 to December 2000. She also coordinated the Administrative Modernization program, chosen by the UN as one of the top 100 public development initiatives in the world in the year 2000. Ms. Belchior acted as Social Inclusion and Housing Secretary for the City of Santo André from January 2001 to November 2002. She coordinated the Mais Igual program in Santo André, which aimed to promote social inclusion for those in need. The UN chose that program as one of the ten best public development initiatives in the world in 2002. More recently, Ms. Belchior was part of the transition staff for the current administration. From January 2003 to June 2004 she served as Special Agent of the President of the Republic of Brazil. Ms. Belchior currently serves as Intelligence and Monitoring Sub-chief for the State Secretary of the Presidency. Since 2001, she has been a professor at the Foundation for Research and Development of Administration, Accounting and Economics and at the Department of Economic Administration and Accounting at USP.

Victor Branco de Holanda – Board Member: Mr. Holanda is an accountant and economist graduated from Universidade Federal do Estado do Rio Grande do Norte, with a doctor degree from School of Economics and Business of University of São Paulo. Mr. Holanda serves a Director of Gestão Estratégica - DIGES (Strategic Management) of Ministery of Treasury and a National Director of the program Estratégia e Plano de Ação de Médio Prazo para a Efetividade do Desenvolvimento do Brasil - PRODEV (Strategy and Medium Term Action Plan for the Effective Development of Brazil) of Ministery of Planning. He is also a professor of accounting at Universidade Federal do Estado do Rio Grande do Norte. Mr. Holanda is currently acting as co-ordinator of the research Controladoria & Gestão de TI (Controllership & IT Management).

Wagner Bittencourt de Oliveira – Board Member: Mr. Oliveira is a metallurgical engineer with a degree from PUC-RJ (1974) who has completed a specialized course in finance and capital markets. In 1975, he undertook a public contest and was admitted to the Banco Nacional de Desenvolvimento Social – BNDES

(National Bank of Social and Economical Development). Throughout his career at the Bank he acted in many positions: head of division, head of department, superintendent and, since December 2004, he has been Superintendent of Basic Inputs, which includes mining, metallurgy, cement, paper and cellulose, chemicals, petrochemicals and fertilizers. He has accumulated 20 years of executive experience: he was the Secretary of the Ministry of the National Integration (2001), Superintendent of SUDENE (2000 to 2001), CEO of the Companhia Ferroviária do Nordeste (1998 to 2000) and Superintendent of the Industrial Area (1996 to 1998).

José Antonio Muniz Lopes – Board Member: Mr. Lopes holds a degree in Electrical Engineering from the Universidade Federal de Pernambuco. He is an expert in the Brazilian electricity sector in which he has worked for more than 30 years. Mr. Lopes was appointed Chief Executive Officer of Eletrobras on March 6, 2008. On March 4, 2008 Extraordinary General Stockholders Meeting he was elected member of the Board of Directors. Mr. Lopes has held several executive positions in companies of the Eletrobras system, such as Chief Executive Officer and Director of Planning and Engineering at Eletronorte and Chief Executive Officer, Managing Director and Chief Financial Officer at Chesf. Mr. Lopes was also Deputy Director of the National Department of Energy Development – DNDE of the Ministry of Mines and Energy, where he also served at the Executive Secretary.

José Antonio Corrêa Coimbra – Board Member: Mr. Coimbra holds degree in Civil Engineering from Universidade Federal do Pará with a Master Degree in Engineering Production from Universidade Federal de Santa Catarina. Mr. Coimbra is currently Head of Office of the Minister of Mines and Energy and has several papers published in Brazil and abroad. In the Eletrobras System Mr. Coimbra was Director of Engineering of Eletronorte, having worked at that company from 1977 until 2005. Mr. Coimbra is also member of the Board of Directors of Eletronorte and already had the same position in the Centro de Pesquisa de Energia Elétrica – Cepel.

Board of Executive Officers

Our Board of Executive Officers is currently made up of six members appointed by our Board of Directors for an indefinite term. Our Board of Executive Officers ordinarily meets every week, or when called by a majority of the officers or by the President. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations, and is the highest controlling body with regards to the execution of our guidelines. We have no control over appointments of our chief executive and chief financial officers because all such appointments are made by our controlling shareholder, which is the Brazilian Government. Our chief administrative officer is responsible for coordinating the general management of our business including supplies, employment-related issues, training insurance policies nad management of our assets.

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position
Astrogildo Fraguglia Quental	Chief Financial Officer and Investor Relations Officer
José Antonio Muniz Lopes	Chief Executive Officer
Valter Luiz Cardeal de Souza	Engineering Officer
Miguel Colasuonno	Administrative Officer
Ubirajara Rocha Meira	Technology Officer
Flávio Decat de Moura	Distribution Officer

Mr. Astrogildo Fraguglia Quental – Chief Financial Officer and Investor Relations Officer: Mr. Astrogildo Fraguglia Quental holds a degree in Civil Engineering from the Escola Politécnica da Universidade de São Paulo and specialization course in Business Administration from Fundação Getulio Vargas. On March 6, 2008 Mr. Astrogildo was appointed Chief Financial Officer and Investor Relations Officer, after serving since October 1995 as Economic-Financial Director of Centrais Elétricas do Norte do Brasil – Eletronorte, subsidiary of Eletrobrás. Before joining Eletrobrás system, in the period from March 1991 to December

1994, Mr. Astrogildo was Secretary of State for Infrastructure of the state of Maranhão, where he was responsible for the conduct and implementation of the strategy of the infrastructure system of that state, covering the following state agencies: Secretaria de Estado da Infra-Estrutura – Sinfra; Companhia Energética do Maranhão – Cemar; Companhia de Águas e Esgotos do Maranhão – Caema; Companhia de Habitação Popular do Maranhão – Cohab; Departamento de Estradas de Rodagem do Maranhão – DER/MA and Companhia de Desenvolvimento Rodoviário do Maranhão – Coderma.

Mr. José Antonio Muniz Lopes – Chief Executive Officer: See “- Board of Directors”.

Mr. Valter Luiz Cardeal de Souza – Engineering Officer: Valter Luiz Cardeal de Souza is an electrical and electronic engineer, with a degree from the Pontifícia Universidade Católica of Rio Grande do Sul, specializing in energy engineering as well as in production engineering. Mr. Souza has been Engineering Director of Eletrobrás since January 14, 2003. He has been active in the electricity sector for over thirty-two years as an employee of Companhia Estadual de Energia Elétrica S.A. (CEEE) where, since 1971, he has undertaken important technical and management functions as director in the areas of generation, transmission and distribution. At the Departamento Nacional de Águas e Energia Elétrica (DNAEE), he was Assistant Executive to the General Manager, Co-ordinator for the Department of Construction and Application of Electric Energy and Co-ordinator and Substitute Director for the Department of Finance and Economics. Mr. Souza also holds the position of President of the Board of Directors of Eletronorte and CGTEE.

Mr. Miguel Colasuonno – Chief Administrative Officer: Mr. Miguel Colasuonno has a PhD in International Relations from Vanderbilt University in the United States and has a post-graduate degree in economics, specializing in International Trade and Exchange, from the Universidade de São Paulo. Mr. Colasuonno was mayor of Sao Paulo from 1973 to 1975, president of the Empresa Brasileira de Turismo - Embratur (1980-1985) and president of the Sindicato dos Economistas do Estado de São Paulo (1986-1995). He has also acted as a São Paulo councilman from 1992 to 2001, where he was appointed council president. Mr. Colassuono has acted as a professor at the University of São Paulo for the past seven years. Mr. Colasuonno was appointed Administrative Officer on March 6, 2008.

Mr. Ubirajara Rocha Meira –Technology Officer: Mr.Ubirajara Rocha Meira holds a degree in Electrical Engineering from the Universidade Federal da Paraíba, with a master’s degree in Electrical Engineering from the Universidade Federal da Paraíba. On March 6, 2008 Mr. Ubirajara was appointed Special Projects and Industrial and Technological Development Officer. Mr. Ubirajara is professor at the Universidade Federal de Campina Grande – UFCG, where, in the Graduate Program, he teaches courses in Energy Management, Electrical Installations, Power Distribution, Electrical Equipment and General Electrotechniques. In the post-graduate program Mr. Ubirajara teaches: Energy Transmission in High Voltage: Laboratory of High Voltage I and Energy Transmission in High Voltage: Coordination of isolation. From 1976 to 1978, Mr. Ubirajara acted as Engineer at Chesf.

Mr. Flávio Decat de Moura – Distribution Officer: Mr. Flavio Decat de Moura holds a degree in Electric and Electronic Engineering from Universidade Federal de Minas Gerais. He was CEO of Eletronuclear from 2001 to 2003, and of Companhia de Gás de Minas Gerais – Gasmig from 2004 to 2007. He was Chief Financial, Participations and Investor Relations Officer of Cemig from 2003 to 2007 and Vice-President and Chief Distribution Officer of Empresa Energética do Mato Grosso do Sul S.A. – Enersul from 1996 to 1997.

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the general shareholders’ meeting held within the first four months of the financial year. That compensation may also include a profit sharing amount at the discretion of our shareholders.

For 2007, 2006 and 2005 the aggregate compensation paid to our Directors, Officers and members of the Fiscal Council (including that paid by our subsidiaries and Itaipu) was R$22,216,802.54, R$16,542,772.70 and R$15,274,941.69, respectively. The total aggregate profit-share paid to our Directors (including that paid by our subsidiaries and Itaipu) was R$1,762,341.27 for 2007, R$1,965,252.83 for 2006 and R$1,149,737.51

for 2005. The Board of Executive Officers is responsible for apportioning the compensation among its members, the members of the Board of Directors and the Fiscal Council. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits.

C. Board Practices

Service Contracts

We do not have service contracts with any member of our Board of Directors, Board of Executive Officers or Fiscal Council.

Fiscal Council

Our Fiscal Council is established on a permanent basis and consists of five members and five alternates elected at the annual shareholders meeting for renewable one-year terms. The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares have the right to appoint one member each.

The current members of our Fiscal Council, set out in the table below, and respective alternates were elected on the general shareholders meeting held on April 30, 2007. Their terms of office are due to end at the ordinary shareholder meeting scheduled for April 2008.

Member	Alternate
Carlos César Meirelles Vieira	Elson Espedito Panoeiro
Hailton Madureira de Almeida	Luciana de Almeida Toldo
Ewandro de Carvalho Sobrinho	Danilo de Jesus Vieira Furtado
Edison Freitas de Oliveira	Jairez Elói de Sousa Paulista
Ana Lucia de Paiva Lorena Freitas	Rodrigo Magela Pereira

D. Employees

At December 31, 2007, we had a total of 20,966 employees (including 50% of those employed by Itaipu) compared to 20,713 and 20,092 employees as at December 31, 2006 and 2005, respectively. Eletrobrás itself, excluding Itaipu and other subsidiaries, had 934 employees as at December 31, 2007. For the past five years we have not experienced any strikes or other form of work stoppage that have affected our operations or had a significant impact on our results.

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. The last public contest took place in 2005, as a result of which we hired approximately 102 new employees. The average tenure of our employees is 16 years. A new public contest was recently approved by the Brazilian Government and took place in 2007. No one has been hired yet as a result of this examination.

The following table sets out the number of employees by tenure:

Composition of Employees by Tenure

As of	Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
December 31, 2007	6,563	1,236	572	4,499	3,221	5,808	21,899
December 31, 2006	5,457	950	292	4,653	3,727	5,634	20,713

The following table sets out the number of employees, by department:

Department	Number of Employees December 31, 2007	Number of Employees December 31, 2006
Field	13,845	13,369
Administrative	8,054	7,344

Total	21,899	20,713

Although we are not allowed to hire outsourced employees, our subsidiaries Eletronorte, Eletronuclear and Furnas employ 3,377 outsourced employees in order to comply with the rules established by the Brazilian Government during the national privatization plan.

The following table sets out the number of outsourced employees at Eletronorte, Eletronuclear and Furnas:

Subsidiary	Number of Outsourced Employees December 31, 2007	Number of Outsourced Employees December 31, 2006
Eletronorte	2,451	3,142
Eletronuclear	21	174
Furnas	1,857	1,923

Total	4,329	5,239

The majority of our employees are members of unions. The main unions that represent our employees are Federação Nacional dos Urbanitários, Federação Nacional dos Engenheiros, Federação Interestadual de Sindicatos de Engenheiros, Federação Nacional de Secretárias e Secretários, Federação Brasileira dos Administradores, Sindicato dos Trabalhadores nas Indústrias de Energia Elétrica de São Paulo, Sindicato dos Eletricitários de Furnas e DME and Sindicato dos Eletricitários do Norte e Noroeste Fluminense. Our relationship with our employees is regulated by collective bargaining agreements executed with these unions and the Associação dos Empregados da Eletrobrás and renegotiated in May each year. This agreement is applicable only to employees of Eletrobrás itself. Each of our subsidiaries negotiate their own collective bargaining agreement, on an annual basis, with their respective unions.

E. Share Ownership

No member of our Fiscal Council holds any of our shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive officers:

Board of Directors

Name:	Number of Common Shares held
Luiz Soares Dulci	2
Arlindo Magno de Oliveira	1
Nelson José Hubner Moreira	2
Miriam Aparecida Belchior	2
Victor Branco de Holanda	1
Wagner Bittencourt de Oliveira	2
Marcio Pereira Zimmermann	10
José Antonio Muniz Lopes	1
José Antonio Corrêa Coimbra	1

Board of Executive Officers

Name:	Number of Common Shares held
José Antonio Muniz Lopes	1
Astrogildo Fraguglia Quental	—
Valter Luiz Cardeal de Souza	—
Miguel Colasuono	—
Ubirajara Rocha Meira	—
Flávio Decat de Moura	—

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As at December 31, 2007, the aggregate amount of our outstanding capital stock was R$24,235,828,852.78, consisting of 905,023,527 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 224,328,055 outstanding class “B” preferred shares. This represented 80.13%, 0.01% and 19.86 % of our aggregate outstanding capital stock respectively. This reflects the reverse stock split we effected on August 20, 2007.

As of December 31, 2007, we had 58,728 beneficial and three registered holders of ADSs representing common shares and 99,459 beneficial and five registered holders of ADSs representing preferred shares.

The following tables show information relating to beneficial ownership in our common and preferred shares at December 31, 2007 and December 31, 2006:

At December 31, 2007

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)	(%)	(number)	(%)	(number)	(%)
Brazilian Government	488,656,241	53.99	—	—	35,191,002	15.69	523,847,243
BNDES Participações S.A.	133,757,950	14.78	—	—	—	—	133,757,950
Fundo Nacional de Desenvolvimento	45,621,589	5.04	—	—	—	—	45,621,589
Fundo Garantidor de Parcerias Público-Privadas	40,000,000	4.42	—	—	—	—	40,000,000
Cleared through CBLC:			—	—	—
Depositary Receipt Program	89,507,374	9.89	—	—	27,740,069	12.36	117,247,443
Other shares cleared through CBLC	107,357,272	11.87	83,371	56.75	115,636,004	51.55	107,440,643
Others	123,101	0.01	63,549	43.25	45,760,980	20.40	186,650

Total	905,023,527	100.00	146,920	100.00	224,328,055	100.00	1,129,498,502

At December 31, 2006

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)	(%)	(number)	(%)	(number)	(%)
Brazilian Government	244,328,120,835	53.99	—	—	17,595,501,100	15.69	261,923,621,935
BNDES Participações S.A.	66,878,975,753	14.78	—	—	—	—	66,878,975,753
Fundo Nacional de Desenvolvimento	22,810,794,898	5.04	—	—	—	—	22,810,794,898
Fundo Garantidor. de Parcerias Público-Privadas	20,000,000,000	4.42	—	—	—	—	20,000,000,000
Cleared through CBLC:
Depositary Receipt Program	38,892,268,500	8.59	—	—	4,103,479,000	3.66	42,995,747,500
Other shares cleared through CBLC	59,572,055,335	13.17	41,436,657	56.41	64,878,289,832	57.84	163,384,050,325
Others	29,548,229	0.01	32,023,343	43.59	29,690,236,443	26.47	29,751,808,015

Total	452,511,763,550	100	73,460,000	100	112,164,027,375	100	564,749,250,925

B. Related Party Transactions

We administer certain funds, including the RGR fund, CCC Account and CDE Account, on behalf of the Brazilian Government, our controlling shareholder.

We sometimes act together with other Brazilian state-owned companies or governmental entities. These activities are mainly in the areas of technical cooperation and research and development. In 2000 our Board of Directors approved the execution of a Technical and Financial Cooperation Agreement between ourselves and the MME, for us to perform viability studies in relation to the Brazilian hydrographic base, with the purpose of identifying potential sites for the future construction of hydroelectric plants. The estimate value of this contract is R$25 million, to be paid to us by the MME.

We have entered into a joint venture agreement with Petrobrás Energia S.A., which is also partly owned by the Brazilian Government, for the construction of a thermoelectric plant in Manaus. We have also entered into a framework agreement to establish the basis and the conditions for the development of energy commercialization contracts to be executed between ourselves and Petrobrás in the future.

We believe our transactions with related parties are conducted on market terms.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A. Consolidated Financial Statements and Other Information

See “Item 3.A, – Selected Financial Data” and “Item 18, Financial Statements.”

Litigation

We are involved in several judicial and administrative proceedings arising from the normal course of our business. We have established provisions for all amounts in the dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

Environmental Proceedings

We are involved in administrative proceedings regarding infractions of environmental legislation. Usually, such proceedings consist of notices of infringement imposing fines for non-accomplishment of environmental guidelines, damage to wildlife or the operation of power plants without environmental licenses. The most material cases are the proceedings involving the Furnas generation plants of Itumbiara and Corumbá. The penalties applied total R$12 million without considering daily fines, monetary adjustments and the terms of embargo. Furnas presented a defense challenging such penalties and is currently awaiting judgment from the environmental authorities. We have not established a provision in respect of this matter, because we consider the risk of an unfavorable decision on these lawsuits to be remote.

We are also involved in judicial claims of an environmental nature. Ordinarily these constitute challenges to the environmental license proceedings of our facilities or requests for indemnification for damages arising from the installation or operation of hydroelectric plants.

In 2001, ten municipalities of the State of Minas Gerais and a local commerce association brought a class action regarding environmental damages caused by Furnas’ hydroelectric plant São José da Barra. The claim alleges that the level of the reservoir is decreasing because of the excessive and irregular use of water for energy production purposes. The claim also alleges that the low levels of water in the reservoir are detrimental to tourism in the area and that as a result the regional economy has been adversely affected. The claim is for financial compensation of approximately R$1 billion, although the majority of the municipalities originally involved have already withdrawn from the claim. Proceedings are currently in progress to determine the court in which the claim will be heard. We have not made any provision in respect of this litigation as we consider the risk of an unfavorable decision on these lawsuits to be remote.

In 2002 and 2003, two associations of the community of Cabeço brought independent class actions regarding environmental damages caused by Chesf. The Cabeço community is located in a river island in the estuary of the São Francisco River. Both alleged that the hydroelectric plants disturbed the normal flow of the river and resulted in a decline in fishing activity and the gradual disappearance of the river island. Both class actions are still in a preliminary phase and the monetary compensation requested is R$100 million in each case. Because the risk of loss was deemed only reasonably possible, no provision has been set up.

In order to avoid or to settle judicial claims or administrative proceeding, we enter into agreements with the public attorney or the environmental authorities assuming obligations to comply with the environmental legislation or to redress environmental damages. Such agreements constitute the TAC. The most relevant TAC is dated as of August 2004 and involves monetary compensation of R$83 million to indemnify the Tuxás Indians for the damages arising from Chesf’s hydroelectric plant of Luiz Gonzaga, in the State of Bahia. Because the risk of loss was deemed only reasonably possible, no provision has been established.

Labor Proceedings

We are party to a number of labor proceedings brought upon us by our employees. Most of those proceedings are related to overtime compensation, pension readjustments, salary increases established through collective bargaining agreements, risk premium, benefits and inflationary impacts, as described below. The majority of the labor claims filed against us consist of claims for non-observance of the policy regarding salary increases established via the collective bargaining agreements. There are also significant claims related to risk premium payments.

In connection with successive attempts by the Brazilian Government to curb Brazil’s high inflation rates, Brazilian companies have in the past been required by law to disregard in each year part of the inflation for that year when calculating wage increases for its employees. Like most other Brazilian companies, we have been defendants in lawsuits brought before labor courts by labor unions or individual employees seeking compensation for lost wages resulting from the implementation of the Brazilian Government’s anti-inflationary plans.

In particular, we have been involved in lawsuits concerning three such plans: (i) the plan implemented in 1987 by the then Minister of Finance, Luiz Carlos Bresser Pereira (the Bresser Plan), (ii) the plan implemented in early 1989 (the Summer Plan) and (iii) the plan implemented in 1990 by the then President, Fernando Collor de Melo (the Collor Plan). All the collective lawsuits brought against us in respect to such plans have been definitively decided by the Federal Supreme Court in our favor. There are still individual lawsuits in process pending judgment, which, however, we do not view as material. There are no material labor contingencies, and the possibility of loss on the lawsuits is considered remote by our legal advisors.

Compulsory Loans

Pursuant to Law No. 4,156 of November 28, 1962 certain end-users of electricity were required to make “compulsory loans” to us (through collections by distributors) in order to provide funds for the development of the electricity sector. Industrial customers consuming over 2,000 kWh of electricity per month were required to pay an amount equivalent to 32.5% of each electricity invoice to us in the form of a compulsory loan, which was repayable by us within 20 years of draw-down. Interest on the compulsory loans accrues at IPCA – E plus 6.0% per annum. Law No. 7,181 of December 20, 1983, extended the compulsory loan program until December 31, 1993 and provided that such loans may, subject to shareholder approval, be repaid by us in the form of an issue of preferred shares at book value, in lieu of cash.

We made available to eligible customers upon the first and second conversion of credits from the compulsory loan approximately 42.5 billion class “B” preferred shares and upon the third conversion of credits from the compulsory loan, about 27.2 billion class “B” preferred shares. In addition, our shareholders approved on April 30, 2008 the issuance of additional preferred shares to eligible customers at book value in repayment of our remaining compulsory loans. If additional shares are issued in the future and the book value of such shares is less than their market value, the value of existing shareholders’ shares may be subject to dilution. On December 31, 2007, we recorded approximately R$202.4 million for debts of the compulsory loan that had not yet been converted, which, at any time, by decision of our shareholders, may be refunded to industrial consumers, through issuing class “B” preferred shares, in accordance with the proceedings described above.

Consumers have filed 3,561 lawsuits against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 22 have been decided against us and are currently at the execution phase. The total amount involved in these lawsuits is unadjusted for monetary correction and required expert assessment to be estimated with accuracy. The lawsuits already decided against us amount to approximately R$719 million. In the course of execution proceedings, we have been required to pledge some of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. We have currently provisioned R$1.5 billion to cover losses arising from unfavorable decisions on these lawsuits.

We are also involved in approximately 2,773 lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigacoes da Eletrobras.” However, we believe we have no further liability in respect of these bonds because they have an expiration date for presentation and this date has now passed.

Furnas / COFINS – PASEP – FINSOCIAL

In 2001, we received notification of infringement related to FINSOCIAL, COFINS and PASEP taxes as a result of the exclusion from the calculation basis of certain on lendings and transport of energy from Itaipu, over a period of ten years. The amount of the claim was R$1,069 million (adjusted for inflation from an original figure of R$792 million). These tax infringement notifications were added to other ones issued in 1999, relating to a five year period, in the amount of R$615 million, which had subject to inclusion in the Fiscal Recuperation Program – REFIS, in 2000 and transferred, in 2004, to the Special Installment – PAES.

We have not yet made any provision in respect of this amount following the recommendations of the Company’s legal advisors, because we consider the risk of an unfavorable decision to be reasonably possible.

Furnas/ITR

Furnas is a defendant in a number of tax administrative proceedings brought by the SRF related to the collection of Imposto Territorial Rural – ITR which is a federal tax that is levied on owners of rural real estate properties.

The SRF has assessed Furnas and demanded the collection of the ITR levied on the real estate properties of Usina de Serra da Mesa, Itumbiara, Marechal Mascarenhas de Morais, Furnas, Luiz Carlos Barreto de Carvalho, Porto Colômbia and Usina de Marimbondo Hydrolectric Power Plants.

Furnas has calculated the amounts due by excluding reservoir areas. The Brazilian federal tax authorities questioned the exclusions, alleging that Furnas should calculate the tax amount by including such areas. The proceedings are currently taking place at the administrative level and the total amount involved at December 31, 2007 is R$351 million. We have not made any provision in respect of this amount following the recommendations of the Company’s legal advisory, because we consider the risk of an unfavorable decision to be remote.

Furnas/VAT

Furnas is a defendant in 17 tax foreclosures filed by the State of Paraná Revenue Service in order to collect the VAT due on the transfer of energy from Itaipu to Eletrosul. The tax authorities of the State of Paraná allege that the transfer of such energy is taxable by the VAT and Furnas has failed to collect it.

Furnas has already obtained favorable decisions (from 1st and 2nd degree courts) on fifteen tax foreclosures. Most of these lawsuits are currently taking place in a 3rd degree court and the total amount involved on December 31, 2007 was R$130 million. Furnas has made judicial deposits of the disputed tax amounts following the recommendations of the Company’s legal advisory because we consider the risk of an unfavorable decision to be remote.

Expropriation of Lands

Our subsidiaries are normally involved in a number of legal proceedings related to the expropriation of land used for the construction of hydroelectric plants, particularly in the northern and northeastern regions. Most of those proceedings are related to the indemnification paid to the populations affected by the construction of the reservoirs and environmental or economic damages inflicted on the affected populations and neighboring cities. The main lawsuits related to expropriation involving our subsidiaries are described below.

In the northern region, Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plants of Balbina, in the state of Amazonas, and Tucuruí, in the state of Pará. The 28 lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which is fully provisioned, is approximately R$331 million. Recently, however, the Ministério Público Federal found new evidence that the lands belonged to the Federal Republic, not to the State of Amazonas, which is the main argument being made by the plaintiff in these proceedings. Eletronorte has requested to the court the Federal Republic to be part in the Balbinas’s lawsuits.

From the 228 original lawsuits related to the Tucuruí expropriation, only 33 are still active. Eletronorte has been awarded the other 195 lawsuits and expects the same result to the proceedings still in course. No provision was made.

Sondotécnica

Eletronorte is defendant in a lawsuit brought by Sondotécnica Engenharia de Solos S.A., seeking the declaration of the existence of debts owned by Eletronorte as a result of the non-payment of 32 warrants and the reimbursement of damages and loss of profits. The amount involved in the lawsuit is approximately R$204 million, which has been fully provisioned for in our balance sheet as of December 31, 2007.

The lower court has ruled in favor of Sondotécnica’s claims and Eletronorte has appealed. The Appellate Court upheld Sondotécnica’s claims and ultimately declared Eletronorte liable to reimburse Sondotécnica’s funding costs in respect of the delayed payments at market rates. Eletronorte appealed from the Appellate Court’s order to the Federal Supreme Court and the Superior Court of Justice, Superior Tribunal de Justiça (or STJ), however, both appeals were dismissed. Sondotécnica then filed a second action to proceed with the calculation of the award. In October 2005, Eletronorte started a rescissory action in order to terminate the Appellate Court’s decision and to stop the calculation of the award, claiming that the penalty applied is absolutely against the purposes of contract. Eletronorte has made a request to have the claim dismissed. We have made a full provision for the amount involved (approximately R$137 million).

Mendes Jr.

Chesf is involved in significant litigation proceedings with Mendes Jr., a Brazilian construction contractor. Chesf and Mendes Jr. entered into an agreement in 1981 providing for certain construction work to be performed by Mendes Jr. in relation to the hydroelectric plant of Itaparica, owned by Chesf. The agreement, as amended, further provided that, in the event of delays in payments due by Chesf to Mendes Jr., Mendes Jr. would be entitled to default interest at the rate of 1.0% per month, plus indexation to take account of inflation. During the performance of the work, payments by Chesf were delayed and Chesf subsequently paid default interest at the rate of 1.0%, plus indexation, on such delayed payments. Mendes Jr. alleged that as it had been required to fund itself in the market in order not to interrupt the construction work, it was entitled to be reimbursed in respect of such funding at market interest rates, which were much higher than the contractual default interest rate.

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco (or the Appellate Court). The Appellate Court reinstated Mendes Jr.’s claims and ultimately declared Chesf liable to reimburse Mendes Jr.’s funding costs in respect of the delayed payments at market rates, plus legal fees of 20.0% of the amount of the dispute, with the total being indexed at market rates until the actual payment date. Chesf’s appeal from the Appellate Court’s order to the Federal Supreme Court was dismissed on jurisdictional grounds. Mendes Jr. then filed a second lawsuit in a state court in Pernambuco to order Chesf to pay for the actual losses incurred by Mendes Jr., and to determine the amount payable. In the enforcement proceedings, the lower court ruled in favor of Mendes Jr., but the Appellate Court ruled in favor of Chesf, annulling the lower court’s judgment in the enforcement proceedings. Mendes Jr. appealed this ruling of the Appellate Court to the STJ. At the same time, the Brazilian Government also requested the STJ to permit the Government to participate in the proceedings as Chesf’s assistant. In December 1997, the STJ decided that (i) the second proceedings should be recommenced from the trial court phase, (ii) the Brazilian Government should participate in the proceedings as Chesf’s assistant, and (iii) the second proceedings should be heard before the Federal Courts instead of the State Courts to which it was originally submitted. The second proceedings were restarted in the Federal Courts to determine the final amount to be paid by Chesf to Mendes Jr. The expert’s finding was challenged by Chesf but no decision has been made yet. Mendes Jr’s original claim was in the amount of R$7 billion, not adjusted to reflect inflation.

Chesf has made no provision in its balance sheet at December 31, 2007 because it has considered the risk of loss in this lawsuit to be remote. Accordingly, a final judgment against Chesf would have a material adverse effect on our financial position, results of operations, cash flow and liquidity.

Xingó Plant “K Factor” Litigation

Chesf also is involved in litigation with the consortium responsible for building the Xingó plant (or the Xingó Consortium). In connection with building the Xingó plant, Chesf and the Xingó Consortium entered into a construction agreement that was amended in 1988 to provide that an additional inflation adjustment (referred to as the “K factor”) be added to certain monetary correction payments required to be made by Chesf to the Xingó Consortium under the agreement. This amendment resulted in payments by Chesf to the Xingó Consortium that were higher than the payments that the original Request For Proposal (or RFP) for this project indicated would be paid to the successful bidder.

In 1994, Chesf unilaterally ceased applying the K factor to its payments to the Xingó Consortium (and consequently reduced its payments to the Xingó Consortium to the amount that Chesf would have had to pay if the K factor had not been applied to such payments) and filed a lawsuit against the Xingó Consortium seeking reimbursement for the additional amounts paid pursuant to the K factor adjustment, claiming that the use of an indexation system more favorable to the Xingó Consortium than the one originally provided for by the RFP was illegal under public bidding rules. Chesf’s lawsuit seeks reimbursement of the difference between amounts paid to the Xingó Consortium that include the K factor calculation and amounts that would have been due pursuant to the original RFP, an amount which Chesf estimates to equal R$700 million. On December 17, 1997, the trial court upheld the legality of the K factor adjustment. The court ordered Chesf to pay R$156 million, plus 0.5% of the interest per month and R$70 million of legal fees, to the Xingó Consortium. Chesf has appealed to the STJ and is waiting decision. Chesf has provisioned R$330.5 million in relation to this proceeding as at December 31, 2007.

In addition to the legal proceedings discussed above, we and our subsidiaries are involved in a number of other lawsuits relating to labor, tax and other matters arising from time to time in the ordinary course of their business. On December 31, 2007, management was not aware of any other litigation that could have a material adverse effect on our financial position, although we cannot assure you that any such litigation could not have such an effect in the future.

Policy on Dividend Distribution

Brazilian Corporate Law and our by-laws provide that we must pay our shareholders a mandatory distribution equal to at least 25.0% of our adjusted net income for the preceding fiscal year. In addition, our by-laws require us to give: (i) class “A” preferred shares a priority in the distribution of dividends, at 8% each year over the capital linked to those shares, and (ii) class “B” preferred shares that were issued on or after June 23, 1969 a priority in the distribution of dividends, at 6% each year over the capital linked to those shares. In addition, preferred shares must receive a dividend 10% over the dividend paid to the common shares.

The following table sets out our dividends for the periods indicated:

	Year
	2007	2006(1)(2)		2005(2)
Common Shares	0.40	R$	0.13	R$	0.33
Class A Preferred Shares	2.02		2.02		3.43
Class B Preferred Shares	1.51		1.51		2.57

(1)	Interest on own capital.
(2)	Adjusted by the reverse stock split proportion.

At December 31, 2007, our balance sheet carried appropriated retained earnings of R$17.5 billion, as well as R$8.9 billion of accumulated dividends we have declared but not yet paid to our shareholders as permitted under Brazilian corporate law. Our Board of Directors has discretion as regards when such dividends may be paid to our shareholders. Accordingly, our management believes that any decision to pay the related dividends would only be made when our Board of Directors believes that such payment would not cause a material liquidity event.

B. Significant Changes

None.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Offer and Listing Details – Common Shares

Our common shares commenced trading on the Brazilian stock exchanges on September 7, 1971. The following table sets forth the reported high and low closing sale prices for our common shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2003 (*)	24.25	7.90	0.402
2004 (*)	25.50	12.00	0.570
2005 (*)	22.35	14.45	0.672
2006 (*)	29.94	19.15	0.980
2007 (*)	29.08	21.00	1.180

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20,2007

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2006 (*)	26.25	19.15	0.860
Second Quarter 2006 (*)	29.94	20.30	0.959
Third Quarter 2006 (*)	27.15	21.50	0.862
Fourth Quarter 2006 (*)	26.49	22.11	1.254
First Quarter 2007 (*)	25.84	21.00	1.146
Second Quarter 2007 (*)	29.08	22.15	1.344
Third Quarter 2007	29.00	21.95	1.173
Fourth Quarter 2007	27.50	22.58	1.038
First Quarter 2008	27.80	20.64	1.169
Second Quarter 2008	30.95	23.95	1.355
Third Quarter 2008 (through July 7, 2008)	28.25	26.68	0.951

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20,2007

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
January 2008	23.80	20.64	0.986
February 2008	27.30	21.84	1.277
March 2008	27.80	25.05	1.259
April 2008	28.59	23.95	1.373
May 2008	29.49	24.70	1.316
June 2008	30.95	27.35	1.374
July 2008 (through July 7, 2008)	28.25	26.68	0.951

Source: São Paulo Stock Exchange.

Offer and Listing Details – Preferred Shares

Our preferred shares commenced trading separately on the Brazilian stock exchanges on September 7, 1971. The following table sets forth the reported high and low closing sale prices for our preferred shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2003 (*)	22.66	8.40	1.179
2004 (*)	24.20	12.00	1.321
2005 (*)	21.50	13.50	1.476
2006 (*)	28.29	19.25	1.200
2007 (*)	28.95	20.60	1.266

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20,2007

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our preferred shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2006 (*)	26.25	20.08	1.330
Second Quarter 2006 (*)	28.30	19.25	1.100
Third Quarter 2006 (*)	24.60	19.65	0.972
Fourth Quarter 2006 (*)	24.60	21.05	1.408
First Quarter 2007 (*)	24.29	20.60	1.144
Second Quarter 2007 (*)	28.95	22.25	1.350
Third Quarter 2007	28.80	21.18	1.299
Fourth Quarter 2007	27.00	22.35	1.271
First Quarter 2008	27.45	21.20	1.272
Second Quarter 2008	27.50	23.95	1.300
Third Quarter 2008 (through July 7, 2008)	25.17	23.45	0.857

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20,2007

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our preferred shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
January 2008	23.98	21.20	1.266
February 2008	27.30	22.15	1.238
March 2008	27.45	24.71	1.311
April 2008	27.50	24.45	1.391
May 2008	27.00	23.95	1.361
June 2008	27.20	24.34	1.151
July 2008 (through July 7, 2008)	25.17	23.45	0.857

Source: São Paulo Stock Exchange.

On August 20, 2007, we effected a 1-for-500 reverse stock split. As a result, our capital stock currently comprises a total of 1,129,498,502 shares, of which 905,023,527 are common shares, 146,920 are class “A” preferred shares and 224,328,055 are class “B” preferred shares.

There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investments have been registered with the Central Bank. Banco Itaú S.A., as custodian for our common and class “B” preferred shares represented by the ADSs, has registered with the Central Bank on behalf of the Depositary the common and class “B” preferred shares that it will hold. This enables holders of ADSs to convert dividends, distributions or the proceeds from any sale of such common and class “B” preferred shares, as the case may be, into U.S. dollars and to remit such U.S. dollars abroad. However, holders of ADSs could be adversely affected by delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the common and preferred “B” shares underlying our ADSs.

In Brazil, there are a number of mechanisms available to foreign investors interested in trading directly on the Brazilian stock exchanges or on organized over-the-counter markets.

Under the regulations issued by the Resolution No. 2,689 issued by the National Monetary Council (or “Resolution 2,689”), foreign investors seeking to trade directly on a Brazilian stock exchange or on an organized over-the-counter market, must meet the following requirements:

•	investments must be registered with a custody, clearing or depositary system authorized by CVM or the Central Bank;

•	trades of securities are restricted to transactions performed on the stock exchanges or organized over-the-counter markets authorized by the CVM;

•	they must establish a representative in Brazil;

•	they must complete a form annexed to the Resolution No. 2,689; and

•	they must register with the CVM and register the inflow of funds with the Central Bank.

If these requirements are met, foreign investors will be eligible to trade directly on the Brazilian stock exchanges or on organized over-the-counter markets. These rules extend favorable tax treatment to all foreign investors investing pursuant to these rules. See “Item 10.E, – Taxation.” These regulations contain certain restrictions on the offshore transfer of the title of the securities, except in the case of corporate reorganizations effected abroad by a foreign investor.

A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by Banco Itaú S.A., as custodian for our common and class “B” preferred shares represented by the ADSs, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that Depositary will be able to convert dividends and other distributions with respect to the common and class “B” preferred shares represented by ADSs into foreign currency and remit the proceeds outside of Brazil.

In the event that a holder of ADSs exchanges such ADSs for common or class “B” preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Central Bank. Thereafter, any holder of common or class “B” preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common and class “B” preferred shares, unless such holder qualifies under Resolution No. 2,689 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

Under current Brazilian legislation, the Brazilian Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance that the Brazilian Government will not impose similar restrictions on foreign repatriations in the future.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange). The Rio de Janeiro Stock Exchange trades only Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the São Paulo Stock Exchange. At December 31, 2007, we had approximately 20,436 record holders.

Currently, our ADRs are part of a sponsored over-the-counter depositary receipt program and are not listed or traded on the New York Stock Exchange.

Trading, settlement and clearance

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the Comissão de Valores Mobiliários (the “CVM”), which was granted regulatory authority over the stock exchanges and securities markets by Brazilian Law No. 6,385, enacted on December 7, 1976 and Brazilian Law No. 6,404, enacted on December 15, 1976. The CVM possesses, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by those laws and by regulations issued by the CVM and the CMN. These laws and regulations provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation and protection of minority shareholders. We believe we are currently in accordance with all applicable Brazilian corporate governance standards.

Under the Brazilian Corporate Law, a company is either publicly held and listed, a companhia aberta, or privately held and unlisted, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. To be listed on the BOVESPA (the São Paulo Stock Exchange), a company must apply for registration with the BOVESPA and the CVM and is subject to regulatory requirements and disclosure requirements.

A company registered with the CVM may trade its securities either on the Brazilian exchange markets, including the BOVESPA, or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market, but they may be traded privately, subject to several limitations.

The Brazilian over-the-counter market, whether or not organized, consists of trades between investors through a financial institution registered with the CVM and authorized to trade in the Brazilian capital market. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in the non-organized over-the-counter market. The CVM must receive notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

The trading of securities on the BOVESPA may be suspended at the request of a company in anticipation of material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

Trading on the Bovespa

In 2000, the trading activities of shares in Brazil were reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all Brazilian shares are publicly traded exclusively on the BOVESPA.

The BOVESPA is a not-for-profit entity owned by its member brokerage firms. Trading on such exchange is carried out by member brokerage firms.

The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances, based on or due to indications that a company could have provided improper information regarding a material fact or improper answers to inquiries made by the CVM or the BOVESPA.

Trading in securities listed on the BOVESPA, including the Novo Mercado and Levels 1 and 2 Segments of Differentiated Corporate Governance Practices, may be carried out off the exchanges in the unorganized over-the-counter market in certain specific circumstances.

Although the Brazilian securities market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, the BOVESPA is significantly less liquid than the New York Stock Exchange, or the NYSE, or other major exchanges in the world.

Although all of the outstanding shares of a listed company may trade on the BOVESPA, fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

In order to reduce volatility, the BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the BOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.

When shareholders trade in shares on the BOVESPA, the trade is settled in three business days after the trade date. The delivery of and payment for shares are made through the facilities of the independent clearing house for the BOVESPA, the CBLC (Companhia Brasileira de Liquidação e Custodia S.A.), which handles the multilateral settlement of both financial obligations and transactions involving securities. According to applicable regulations, financial settlement is carried out through a Central Bank system and the transactions involving the sale and purchase of shares are settled through CBLC’s custody system. All deliveries against final payment are irrevocable.

Trading on the Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

Corporate Governance Practices

In 2000, the BOVESPA introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, aimed at fostering a secondary market for securities issued by Brazilian companies listed on the BOVESPA, by prompting these companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders. Recently, the BOVESPA has revised the Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado rules. The amendments to the Novo Mercado rules became effective on February 6, 2006, and the amendments to Levels 1 and 2 of Differentiated Corporate Governance Practices became effective on February 10, 2006.

To become a Level 1 (Nivel 1) company, in addition to the obligations imposed by applicable law, an issuer must agree to (a) ensure that shares representing at least 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies with respect to transactions made by its controlling shareholders, members of its board of directors and its officers involving securities issued by the issuer, (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA and (f) make a schedule of corporate events available to its shareholders.

To become a Level 2 (Nivel 2) company, in addition to the obligations imposed by applicable law, an issuer must agree, among other things, to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all of its shareholders in connection with a transfer of control of the company, offering to the holders of common shares the same price paid per share for controlling block common shares and to the holders of preferred shares at least 80% of the price paid per share of controlling block common shares, (c) grant voting rights to holders of common shares in connection with certain corporate restructurings and related party transactions, such as (1) any change of the company into another corporate entity, (2) any merger, consolidation or spin-off of the company, (3) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (4) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (5) appointment of an expert to ascertain the fair value of the company’s shares in connection with any deregistration and delisting tender offer from Level 2, and (6) any changes to these voting rights, which will prevail as long as the agreement for adhesion to the Level 2 segment with the BOVESPA is in effect, (d) have a board of directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent, with a term limited to two years, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, or IFRS, (f) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), if it elects to delist from the Level 2 segment and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

To be listed in the Novo Mercado segment of the BOVESPA, an issuer must meet all of the requirements described above under Level 1 and Level 2, in addition to (a) issuing only common (voting) shares and (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares.

On September 26, 2006 we entered into an agreement with the BOVESPA to list our preferred shares on the Level 1 segment, effective on the date immediately after the date of publication of the announcement in Brazil of the commencement of this offering, pursuant to which we agreed to comply, and continue to be compliant with all of the requirements of a Level 1 listing.

Investment in our Preferred Shares by non-residents of Brazil

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our preferred shares, on the Brazilian stock exchange provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the CMN, which we refer to as Resolution 2,689, and CVM Instruction No. 325, from January 27, 2000, as amended. With certain limited exceptions, under Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a stock, future or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the exchange market.

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;

•	through its representative, register itself as a foreign investor with the CVM and register the investment with the Central Bank;

•	through its representatives, register itself with the Brazilian Internal Revenue (Receita Federal) pursuant to its Regulatory Instruction No. 568, from September 8, 2005; and

•

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Sarbanes-Oxley Act of 2002

In 2005, we commenced internal procedures to evaluate, test and document internal controls for compliance pursuant to section 404 of the Sarbanes-Oxley Act of 2002, using the “COSO” methodology. In 2007 and 2006, we mapped 216 processes and began to map the entity level controls. In 2008, after the identification of new significant accounts, we plan to map 137 new processes and implement an Enterprise Risk Management procedure to review processes, identify gaps and implement solutions in order to have entity level controls map to the complementary subsidiaries.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

Upon completion of this registration, we will be subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different to the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected from management. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

Nominating/ Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.

Compensation Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a compensation committee. Under Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The Board of Directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise, and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies. Brazilian Corporate Law requires companies to have a non-permanent Fiscal Council composed of three to five members who are elected at the general shareholders’ meeting.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. Additional Information

A. Share Capital

As at December 31, 2007, the aggregate amount of our outstanding capital stock was R$24,235,828,852.78, consisting of 905,023,527 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 224,328,055 outstanding class “B” preferred shares. This represented 80.13%, 0.01% and 19.86% of our aggregate outstanding capital stock respectively. This reflects the reverse stock split we effected on August 20, 2007.

As of December 31, 2007, we had 58,728 beneficial and three registered holders of ADSs representing common shares and 99,459 beneficial and five registered holders of ADSs representing preferred shares.

The following table shows our share capital for the periods presented:

	2007		2006		2005
	Shares	R$	Shares	R$	Shares	R$
Common	905,023,527	19,419,233,646.26	452,511,763,550	19,419,233,646.26	452,511,763,550	19,419,233,646.26
Preferred A	146,920	3,152,485.79	73,460,000	3,152,485.79	73,460,000	3,152,485.79
Preferred B	224,328,055	4,813,442,720.73	112,164,027,375	4,813,442,720.73	112,164,027,375	4,813,442,720.73

Total	1,129,498,502	24,235,828,852.78	564,749,252,930	24,235,828,852.78	564,749,252,930	24,235,828,852.78

In 2005 our share capital increased from R$20,785 million to R$24,236 million due to the conversion of the compulsory loans into class “B” preferred shares. The amount of class “B” preferred shares increased from 84,917,297,330 to 224,328,055. There are no shares issued but not paid for and there are no stock options outstanding on our shares.

B. Memorandum and Articles of Association

Corporate Purpose

Our by-laws provide that our corporate purposes are:

(1)	to construct and operate power plants and transmission lines to generate and distribute electric energy and to enter into related business transactions, such as the trade of electric energy;

(2)	to cooperate with the government to establish national energy policy;

(3)	to give financial support to our subsidiaries;

(4)	to promote and support research of interest to the energy sector, connected with the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

(5)	to contribute to the training of the technical personnel required by the Brazilian electric energy sector by means of specialized courses; we may also grant assistance to educational entities in Brazil or abroad; and

(6)	to cooperate technically and administratively with our subsidiaries and the government.

Our Board of Directors do not have the power to vote compensation to themselves or to exercise borrowing powers. Only our stockholders may approve such matters. There are no prescribed age limits for retirement of members of our Board of Directors.

Description of our Capital Stock

General

We are a mixed capital company, authorized by and constituted in accordance with Brazilian law 3,890-A of April 25, 1961. We are registered with the Brazilian tax authorities with CNPJ no. 00.001.180/0001-26.

Our share capital is divided into three types of shares: common shares, class “A” preferred shares (which were issued before June 23, 1969) and class “B” preferred shares (which have been issued since June 23, 1969).

In September 2006, we entered into an agreement with the Bovespa to list our shares on the Level 1 segment of Bovespa’s corporate governance, the effectiveness of which began on September 29, 2006. Trading in our shares on the Level 1 began on September 29, 2006.

History of our Capital Stock

In 2005, our share capital increased from R$20,785 million to R$24,236 million due to the conversion of compulsory loans into class “B” preferred shares. The amount of class “B” preferred shares increased from 84,917,297,330 to 112,164,027,375.

Treasury shares

We hold no treasury shares and we do not have a program for repurchasing our shares.

Rights attaching to our shares

Common Shares

Each of our common shares entitles its holder to one vote on all matters submitted to a vote of shareholders at an annual or special shareholders’ general meeting. In addition, upon our liquidation, holders of our shares are entitled to share all of our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of the issued and outstanding common shares. Holders of our common shares are entitled to participate on all future capital increases by us.

Preferred Shares

The holders of our preferred shares are not entitled to vote at annual or special shareholders’ general meetings but they have preferential right to reimbursement of capital and distribution of dividends. Our preferred shares cannot be converted into common shares.

Class “A” preferred shares, and bonus shares related to such shares, are entitled to a dividend of 8% per annum, in priority to the distribution of other dividends, to be divided equally between them. Class “B” preferred shares, and bonus shares related to such shares, are entitled to a divided of 6% per annum, in priority to the distribution of other dividends, to be divided equally between them. An unpaid dividend is not payable in future years. The Class “A” preferred shares and the class “B” preferred shares rank equally on a liquidation.

In addition, the preferred shares are entitled to receive a dividend at least ten per cent above the dividend paid to each common share.

Transfer of our shares

Our shares are not subject to any share transfer restrictions. Whenever a transfer of ownership of shares occurs, the finance company with which such shares are deposited may collect from the transferring shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to maximum rates established by the CVM.

Pre-emption rights

No pre-emption rights apply on the issuance or transfer of our shares.

Redemption

We cannot redeem our shares.

Registration

Our shares are held in book-entry form with J.P. Morgan Chase Bank N.A., which will act as the custodian agent for our shares. Transfer of our shares will be carried out by means of book entry by J.P. Morgan Chase Bank N.A. in its accounting system, debiting the share account of the seller and crediting the share account of the buyer, upon a written order of the transferor or a judicial authorization or order to affect such transfers.

Notification of interests in our shares

Any shareholder that acquires 5% or more of our capital stock of any class is obliged to notify the CVM through us of this fact by the beginning of the following month. Such a shareholder must submit further notifications for further shares of our capital stock that they acquire. We are obliged to notify the CVM within 10 days of the start of the month.

Shareholders’ general meetings

Brazilian corporation law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by the shareholders must be approved in a duly convened general meeting. There are two types of shareholders’ meetings: ordinary and extraordinary. Ordinary meetings take place once a year within 120 days of our fiscal year end and extraordinary meetings can be called whenever necessary.

Shareholders’ meetings are called by our board of directors. Notice of such meetings is posted to shareholders and, in addition, notices are placed in a newspaper of general circulation in our principal place of business and on our website at least 15 days before the meeting.

Shareholders’ meetings take place at our headquarters in Brasília. Shareholders may be represented as a shareholders’ meeting by attorneys-in-fact who are (i) shareholders of the company, (ii) a Brazilian lawyer, (iii) a member of our management, or (iv) a financial institution.

At duly convened meetings, our shareholders are able to take any action regarding our business. The following actions can only be taken by our shareholders in general meeting:

•	approving our annual accounts;

•	electing and dismissing the members of our board of directors and our fiscal council;

•	amending our by-laws;

•	approving our merger, consolidation or spin-off;

•	approving our dissolution or liquidation as well as the election and dismissal of liquidators and the approval of their accounts;

•	granting stock awards and approving stock splits or reverse stock splits;

•	approving stock option plans for our management and employees;

•	approving the payment of dividends.

Board of Directors, Board of Executive Officers and Fiscal Council

Our by-laws provide for a Board of Directors, composed of up to ten members, a Board of Executive Officers, of unlimited membership, and a permanent Fiscal Council, composed of five members.

Qualifications

All members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens. Our by-laws provide that only shareholders of the company may be appointed to the Board of Directors; there is no share ownership requirement for appointment to our Board of Executive Officers or Fiscal Council. Our by-laws also provide that the certain people may not be appointed to the management of the company, including those who: are disqualified by the CVM, have been declared bankrupt or have been convicted of certain offenses such as bribery and crimes against the economy.

The minutes of the shareholders’ or directors’ meeting that appoints a member of the Board of Directors or the Board of Executive Officers, respectively, must detail the qualifications of such person and specify the period of their mandate.

Appointment

The members of our Board of Directors are elected at the general shareholders meeting for a renewable term of three years. However, on April 28, 2005, our shareholders approved an amendment to our by-laws pursuant to which the term of office of each member of our Board of Directors will decrease from three years to one year. In accordance with Law No. 3,890 – A of April 25, 1961, this amendment is subject to approval in the form of a Presidential decree, which is pending at the date of this registration statement.

As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, of which seven are appointed by the MME and one by the Planning, Budget and Management Ministry. The other common shareholders have the right to elect one member, and the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member. One of the members of the Board of Directors is appointed President of the company.

The members of our Board of Executive Officers are appointed by our Board of Directors for an indefinite term.

The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares have the right to appoint one member each.

Meetings

Our Board of Directors ordinarily meets once a month and when called by a majority of the directors or the Chairman. Among other duties, our Board of Directors is responsible for (i)establishing our business guidelines, (ii)determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities, (iii) determining our loans and financing policy and (iv) approving any guarantee in favor of any of our subsidiaries on any financial agreement. Directors cannot participate in discussions or vote in relation to matters in which they are otherwise interested.

Our Board of Executive Officers ordinarily meets every week, or when called by a majority of the officers or by the President. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations, and is the highest controlling body with regards to the execution of our guidelines. Members of our Board of Executive Officers cannot participate in discussions or vote in relation to matters in which they are otherwise interested.

The Fiscal Council meets once a month.

Disclosure obligations

Our disclosure obligations are determined by the “Manual de Divulgação e Uso de Informações Relevantes e Política de Negociação de Valores Mobiliários de Emissão da Eletrobrás” (Guide to Disclosure and Use of Relevant Information and Policy for the Negotiation of Securities issued by Eletrobras), a copy of which is available on our website. Information found at this website is not incorporated by reference into this registration statement.

C. Material Contracts

Our Itaipu operations are made pursuant to a treaty entered into on April 26, 1973 between the Brazilian Government and the government of Paraguay. A translation of this treaty is included as an exhibit to this Registration Statement. The material terms of this treaty are described in “Item 5. Operating and Financial Review and Prospects.”

D. Exchange Controls

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADS and to remit the proceeds abroad.

Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

Pursuant to the Resolution 2,689 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

The securities and other financial assets held by a foreign investor pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

Registered Capital

Amounts invested in our shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our shares. The registered capital per share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a share on the Brazilian stock exchange on which the most shares were traded on the day of withdrawal or, (ii) if no shares were traded on that day, the average price on the Brazilian stock exchange on which the most shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

A non-Brazilian holder of shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.D, Risk Factors – Risks Relating to Brazil.”

E. Taxation

The following discussion addresses the material Brazilian and United States federal income tax consequences of acquiring, holding and disposing of our shares or ADSs.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and United States federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this registration statement, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and United States federal income tax consequences to it of an investment in our shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, J.P. Morgan Chase Bank, N.A., as depositary, and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of our shares or ADSs.

Material Brazilian Tax Considerations

The following discussion, addresses the material Brazilian tax consequences of the acquisition, ownership and disposition of our shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder). Pursuant to Brazilian law, investors may invest in the shares under Resolution No. 2,689.

Resolution No. 2,689 allows foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

Taxation of Dividends. Dividends, including dividends in kind, paid by us to the depository in respect of the shares underlying the ADSs or to a Non-Brazilian Holder in respect of our shares generally will not be subject to Brazilian income withholding tax. Dividends relating to profits generated prior to December 31, 1995 are subject to a Brazilian withholding tax of 15.0% to 25.0% according to the tax legislation applicable to each corresponding year. As from January 1, 1996, stock dividends relating to profits are also not subject to withholding tax in Brazil.

Taxation of Gains. Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. According to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holders or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of our shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20.0% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of our shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investor that are located in tax haven jurisdiction. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.

The deposit of our shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15.0%, or 25.0% in the case of investors domiciled in a tax haven jurisdiction, if the amount previously registered with the Central Bank as a foreign investment in the preferred or common shares is lower than (a) the average price per preferred or common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the amount previously registered and the average price of the shares calculated as above will be considered to be a capital gain. Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction, which are currently tax exempt from income tax in such transaction.

The withdrawal of ADSs in exchange for preferred or common shares is not subject to Brazilian tax. Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

As a general rule, Non-Brazilian Holders registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction are subject to income tax at a rate of 15.0% on gains realized on sales or exchanges of our shares outside a Brazilian stock exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred or common shares, the difference between the amount effectively received by the shareholder and the amount of the corresponding acquisition cost of the preferred or common shares redeemed or liquidated will be also subject to income tax at a rate of 15.0% once such transactions are treated as a sale or exchange not carried out on a Brazilian stock exchange. Gains realized arising from transactions on a Brazilian stock exchange by an investor registered under Resolution No. 2,689 which is not located in a tax haven jurisdiction are exempt from Brazilian income tax. This preferential treatment under Resolution No. 2,689 does not apply to Non-Brazilian Holders of our shares or ADSs that are resident in a tax haven jurisdiction in accordance with Law No. 9,959 of January 27, 2000, in which case gains realized on transactions performed by such holder on the Brazilian stock exchange are subject to the tax rate that is applicable to a Brazilian resident. Pursuant to Law No. 11,033 of December 21, 2004, the rate applicable to Brazilian residents in transactions entered into as of January 1, 2005 was established at 15.0%, being also subject to a withholding tax of 0.005% (to be offset against tax due on eventual capital gains).

Therefore, non-Brazilian Holders are subject to income tax at a rate of 15.0% on gains realized on sales or exchanges in Brazil of our shares that occur on a Brazilian stock exchange, unless such sale is made by a Non-Brazilian Holder which is not resident in a tax haven jurisdiction, and (a) such a sale is made within five business days of the withdrawal of such shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period, or (b) such a sale is made under Resolution No. 2,689 by Non-Brazilian Holders which register with the CVM. In these two cases the transaction will be tax exempt.

The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation. There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred or common shares under Resolution No. 2,689 will continue or will not be changed in the future.

Any exercise of preemptive rights relating to the preferred or common shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of shares.

Distributions of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on own capital. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

•

50% of net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves.

Distributions of interest on own capital in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or Non-Brazilian Residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15.0%, or 25.0% in case of shareholders domiciled in a tax haven jurisdiction, and shall be deductible by us as long as the payment of a distribution of interest is approved by our shareholders. The distribution of interest on owner capital may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on owner capital instead of by means of dividends.

The amounts paid as distribution of interest on own capital are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our shares or ADSs.

Pursuant to Decree 4,494 of December 2000, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred or common shares and ADSs and those made under Resolution No. 2,689, is potentially subject to an exchange transactions tax (Imposto Sobre Operações Financeiras—IOF/Câmbio), although at present the rate of such tax is generally zero percent. Under Law No. 8,894 of June 21, 1994, or Law No. 8,894, such IOF tax rate may be increased at any time to a maximum of 25.0%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

Law No. 8,894 creates the Tax on Bonds and Securities Transactions (IOF/Títulos), which may be imposed on any transactions involving bonds and securities effected in Brazil, even if the transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

Until December 31, 2007, generally, fund transfers in connection with financial transactions in Brazil were subject to the temporary contribution on financial transactions (Contribuição Provisória sobre Movimentação Financeira, or CPMF), which was levied at a rate of 0.38% on any bank account withdrawals.

However, as of January 1, 2008, the CPMF is no longer in force and should not be levied on any debit to bank accounts carried out after that date. The Brazilian government may attempt to reestablish the CPMF after February 2008, by submitting a new proposal to the Brazilian Congress. In the event the CPMF is reestablished, it will apply only after a period of 90 days have elapsed after enactment of the respective introductory legislation (vacatio legis) and only in regard to prospective triggering events.

Registered Capital. The amount of an investment in shares held by a Non-Brazilian Holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the commercial market rate. The registered capital for preferred or common shares purchased in the form of ADSs or purchased in Brazil, and deposited with the depositary in exchange for ADSs will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for shares that are withdrawn upon surrender of ADSs, as applicable, will be the U.S. dollar equivalent of the average price of preferred or common shares, as applicable, on a Brazilian stock exchange on which the greatest number of such shares, as applicable, was sold on the day of withdrawal. If no preferred or common shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of such shares, as applicable, were sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred or common shares, as applicable, is determined on the basis of the average commercial market rate quoted by the Central Bank on such date or, if the average price of such shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the shares.

A Non-Brazilian Holder of our shares may experience delays in effecting such action, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

Material United States Federal Income Tax Consequences

The following discussion describes the material United States federal income tax consequences of purchasing, holding and disposing of our shares or ADSs. This discussion applies only to beneficial owners of our ADSs or shares that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, J.P. Morgan Chase Bank, N.A., as depositary, and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion applies only to U.S. Holders who hold our shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	financial institutions or insurance companies;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	real estate, investments trusts, regulated investment companies, partnership or grantor trusts;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	holders that hold our shares or ADSs as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our shares or ADSs.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for United States federal income tax purposes. Please see the discussion in “Item 10. E, Taxation – Material United States Federal Income Tax Consequences – Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding our shares or ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our shares or ADSs. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding our shares or ADSs.

You should consult your own tax advisor regarding the United States federal, state, local and non-U.S. income and other tax consequences of purchasing, owning, and disposing of our shares or ADSs in your particular circumstances.

You are a “U.S. Holder” if you are a beneficial owner of shares or ADSs and you are for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our shares or ADSs should consult its own tax advisor.

Ownership of ADSs in General

For United States federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of the shares represented by such ADSs. Deposits and withdrawals of shares by a U.S. Holder in exchange for ADSs generally will not result in the realization of gain or loss for United States federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom receipts similar to the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs and that would also be inconsistent with the claiming of the reduced tax rate described below applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced rate for dividends received by certain non-corporate holders could be affected by actions taken by parties to whom the ADSs are released.

Distributions on shares or ADSs

The gross amount of distributions made to you of cash or property with respect to your shares or ADSs, before reduction for any Brazilian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations, including holding period limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders of ADSs in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15.0%. U.S. Holders, in particular U.S. Holders of shares, should consult their own tax advisors regarding the implications of this legislation in their particular circumstances.

If you are a U.S. Holder, and we pay a dividend in Brazilian reais, any such dividend will be included in your gross income in an amount equal to the U.S. dollar value of Brazilian reais on the date of receipt by you or, in the case of ADSs, the depositary, regardless of whether or when the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

If you are a U.S. Holder, dividends paid to you with respect to your shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Brazilian tax withheld on dividends may be credited against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. The rules governing foreign tax credits and deductions for non-U.S. taxes are complex and, therefore, you should consult your own tax advisor regarding the applicability of these rules in your particular circumstances.

Sale or exchange or other taxable disposition of shares or ADSs

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of our shares or ADSs measured by the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Any gain or loss will be long-term capital gain or loss if the shares or ADSs have been held for more than one year. Long-term capital gains of certain U.S. holders (including individuals) are eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

If a Brazilian tax is withheld on the sale or other disposition of a share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. Consequently, in the case of a disposition of a share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed, the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against United States federal income tax payable on other income from non-U.S. sources in the appropriate income category. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any non-U.S. taxes paid during the taxable year.

Passive foreign investment company rules

In general, a non-U.S. corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not believe the shares or ADSs were for the preceding taxable year nor do we expect them to be, shares of a PFIC for United States federal income tax purposes. However, the determination of whether the shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

If we are treated as a PFIC for any taxable year during which you are a U.S. Holder, various adverse consequences could apply to you. Neither gains nor dividends would be subject to the reduced tax rates discussed above that are applicable in certain situations. Rather, gain recognized by you on a sale or other disposition of the common shares or ADSs would be allocated ratably over your period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on such tax as if it had not been paid from the original due date for your tax return for such year. Further, any distribution in respect of common shares or ADSs in excess of 125 percent of the average of the annual distributions on common shares or ADSs received by you during the preceding three years or, if shorter, your holding period would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In any case, you would be subject to additional U.S. tax form filing requirements.

Backup withholding and information reporting

In general, dividends on our shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of shares or ADSs, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding has occurred.

You can credit amounts withheld under these rules against your United States Federal income tax liability, or obtain a refund of such amounts that exceed your United States Federal income tax liability, provided that the required information is furnished to the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this registration statement regarding the contents of any contract or other document are complete in all material respects, however, where the contract or other document is an exhibit to this registration statement, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

Upon completion of this registration, we will become subject to the informational requirements of the Exchange Act applicable to a foreign private issuer. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect reports and copy reports and other information filed with or furnished to the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. For further information, call the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains filings, reports and other information regarding issuers who, like us, file electronically with the SEC. The address of that website is http://www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and members of our Board of Directors and Board of Executive Officers and our principal shareholders are exempt from reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, as a foreign private issuer, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also file periodic reports and financial statements with the CVM, located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil.

I. Subsidiary Information

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The risks inherent in our market sensitive instruments are potential losses that may arise from adverse changes to interest rates and/or foreign exchange rates. We are subject to market risk resulting from changes in interest rates because such changes may affect the cost at which we obtain financing. We are subject to exchange rate risk with respect to our debt denominated in foreign currencies.

Interest Rate Risks

Although at the date of this registration statement we do not have any debt that is directly linked to variable interest rates, at December 31, 2007 we had R$24,513 million of indebtedness that was indexed to inflation (both to the IGP-M and, in the case of Itaipu, U.S. inflation rates). Variations in interest rates may impact inflation and, accordingly, we are indirectly subject to changes in interest rates that may increase the cost of financing.

At December 31, 2007, 100.0% of our total indebtedness of R$2,856 million, denominated in reais was indexed to the IGP-M or another inflation index. As a result, our exposure to Brazilian inflation risk was R$2,856 million at December 31, 2007. Each 1.0% variation in the IGP-M rate or any other inflation index would have an impact of R$28 million on our net income.

Exchange Rate Risks

At December 31, 2007, appoximately 88% of our total indebtedness of R$24,513 million was denominated in foreign currencies. Of this foreign currency denominated indebtedness, R$20,972 million, or approximately 85% was denominated in U.S. dollars (and of which R$19,760 million, or approximately 94% was indebtedness of Itaipu).

Except for embedded derivative contracts relating to the contract between Eletronorte and ALBRAS for the supply of electricity to ALBRAS (see “Item 5, Operating and Financial Review and Prospects – Principal Factors Affecting our Financial Position – Eletronorte), we do not have any outstanding derivative instruments. The vast majority of our foreign currency exposure derives from the indebtedness of Itaipu. The financial statements of Itaipu are prepared in U.S. dollars and, pursuant to its treaty, Itaipu is not permitted to have any net effect on our operating results. Any losses incurred as a result of the devaluation and/or depreciation of the U.S. dollar against the real, among other things, will subsequently be compensated by the tariffs we charge to our residential and rural consumers. Accordingly, Itaipu provides a natural hedge against U.S. dollar/Brazilian real exchange rate risk. However, in July 2007, our Board of Executive Officers approved the implementation of a foreign currency hedging policy to use derivative contracts to reduce exposure to foreign currency variations. Pursuant to this policy, the amount to be hedged per year is decided on a rolling basis, and there are no fixed amounts stipulated. For 2008 we hedged the amount of up to US$1.2 billion.

As a result, our actual exposure to U.S. dollar exchange rate risk was R$20,972 million as at December 31, 2007. Each 1.0% variation in the U.S. dollar/Brazilian real exchange rate would have an impact of R$209 million on our net income.

As a result of the enactment of Resolution No. 2,917 of December 21, 2001 (which authorizes the diversification of investment portfolios held exclusively with Banco do Brasil S.A., a bank in which the Brazilian Government is majority shareholder) by the CMN, we continue to analyze potential new policies for making investments that would not only maximize earnings but also hedge against foreign exchange rate risks, with a particular focus on sustainability.

ITEM 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary issues the ADSs representing our shares. Each ADS represents an ownership interest in either five hundred common or preferred shares on deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested, ADSs are issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In this description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Brazilian law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued thereunder. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to this registration statement. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash

The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i)appropriate adjustments for taxes or other governmental charges withheld, (ii)such distribution being impermissible or impracticable with respect to certain registered holders, and (iii)deduction of the depositary’s expenses in (1)converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2)transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3)obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4)making any sale by public or private means in any commercially reasonable manner. If we shall have advised the depositary that any such conversion, transfer or distribution can be effected only with the approval or license of the Brazilian government or any agency thereof or the depositary shall become aware of any other governmental approval or license required therefor, the depositary shall apply for such approval or license, if any, as we or our Brazilian counsel may reasonably instruct in writing or as the depositary may deem desirable, including, without limitation, Central Bank registration. Whenever the depositary or its custodian shall receive foreign currency, as a cash dividend or other cash distribution or as the net proceeds from the sale of securities, property or rights, which, in the judgment of the depositary can then be converted on a reasonable basis into U.S. dollars and distributed to ADR holders entitled thereto in the United States, the depositary shall convert or cause to be converted, as promptly as practicable, by sale or in any other manner that it may determine, such foreign currency into U.S. dollars and shall transfer the resulting U.S. dollars (net of its reasonably and customary charges and expenses in effecting such conversion) to the United States. If at any time the depositary shall, after consultation with us if practicable, determine that in its reasonable judgment any foreign currency received by it is not convertible on a reasonable basis into U.S. dollars transferable to the United States, or if any approval or license of any governmental authority or agency thereof that is required for such conversion is denied or in the opinion of the depositary is not obtainable at a reasonable cost or within a reasonable period, the depositary shall, subject to applicable laws and regulations, (a)to the extent requested to do so in writing by ADR holders entitled to receive the same, distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) to such ADR holders or, to the extent not so requested, (b)hold such foreign currency (without liability for interest thereon or the investment thereof but with adjustment to take account of Brazilian inflation to the extent permitted by applicable law) for the respective accounts of the other ADR holders entitled to receive the same. If at the time the depositary shall determine that in its judgment any U.S. dollars received by it upon conversion of foreign currency are not transferable into the United States, or if any approval or license of any governmental authority or agency thereof that is required for such transfer is denied or in the opinion of the depositary is not obtainable at a reasonable cost or within a reasonable period, the depositary shall hold such U.S. dollars (without liability for interest thereon or investment thereof) for the respective accounts of the ADR holders entitled to receive the same. If any such conversion of foreign currency and transfer into U.S. dollars, in whole or in part, can be effected for distribution to some but not all of the ADR holders entitled thereto, the depositary may, in its reasonable discretion make such conversion and distribution in U.S. dollars to the extent permissible to the ADR holders entitled thereto and may distribute the balance of the foreign currency received by the depositary to, or hold such balance (without liability for interest thereon or investment thereof) for the respective accounts of, the ADR holders entitled thereto for whom such conversion and distribution is not practicable. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares

In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

Rights to receive additional shares

In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may sell such rights if practicable and distribute the net proceeds as cash; or if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to furnish such evidence to the depositary or to file a registration statement under the Securities Act in order to make any rights available to ADR holders. The depositary will not offer rights to any ADR holders having an address in the United States (as defined in Regulation S), unless and until (i) a registration statement under the Securities Act covering such offering is in effect or (ii) the depositary receives an opinion from our U.S. counsel, in a form satisfactory to the depositary, to the effect that the offering and sale of the rights and the securities for which they are exercisable to such ADR holders are exempt from registration under the Securities Act.

Other Distributions

In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any foreign currency at a specified rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.

Deposited shares must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary shall fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares or the net proceeds thereof,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

As soon as practicable after receipt from us of notice of any meeting or solicitation of consents or proxies of holders of shares or other deposited securities, unless we inform the depositary otherwise in order to comply with applicable law, the depositary shall mail to ADR holders a notice stating (a) such information as is contained in such notice and any solicitation materials (or a summary thereof in English provided by us), (b) that each ADR holder at the close of business on the record date set by the depositary therefor will be entitled, subject to any applicable provisions of Brazilian law and our by-laws, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs and (c) the manner in which such instructions may be given, including instructions (or deemed as set out below) to give a proxy to a person designated by us. Upon receipt of proper and timely instructions, the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted (or, as described below, to grant a proxy to a person designated by us to vote) the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs in accordance with such instructions. The depositary will not itself exercise any voting discretion in respect of any deposited securities. To the extent such instructions are not so received by the depositary from any ADR holder and to the extent permitted under applicable law, the depositary shall deem such ADR holder to have so instructed the depositary to give a proxy to a person designated by us to vote in the same manner as the holders of the majority of shares voted at the relevant meeting and the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities, including applicable law, to give such a proxy to a person designated by us to vote the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs as to which such instructions are so deemed given; provided that no such instruction shall be deemed given and no such proxy shall be given with respect to any matter to which we inform the depositary (and we have agreed to provide such information promptly in writing) that we do not wish such proxy given; provided, further, that such deposited securities shall in such event be counted for the purpose of satisfying applicable quorum requirements unless we determine otherwise; and provided, further that the depositary shall not be obligated to give any such proxy unless and until the depositary has been provided with an opinion of our Brazilian counsel, in form and substance satisfactory to the depositary, to the effect that (i) the granting of such proxy does not subject the depositary to any reporting obligations in Brazil, (ii) the granting of such proxy will not result in a violation of Brazilian law and (iii) the voting arrangement and proxy as contemplated herein will be given effect under Brazilian law. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Our preferred shares (and, accordingly, the ADSs represented thereby) have general voting rights only if we have failed for three consecutive fiscal years to pay a minimum dividend on such shares equal to 25% of our net profits; otherwise the preferred shares (and the ADSs represented thereby) have no voting rights in respect of any matters except changes to our capital structure which adversely affect the preferred shares (and the ADSs represented thereby).

Reports and Other Communications

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

The depositary may to the extent permitted by applicable law and the rules of any securities exchange on which the ADSs are admitted for trading, charge each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions), and each person surrendering ADSs for withdrawal of deposited securities, U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The depositary may sell (by public or private sale), after consultation with us to the extent practicable, sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge. The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the Deposited Securities or a distribution of ADRs), whichever is applicable (i) a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made, (ii) a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs and (iii) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to ADR holders entitled thereto. We will pay all other charges and expenses of the depositary and any of its agents (other than the custodian) pursuant to agreements entered into from time to time, except (i) stock transfer or other taxes and other governmental charges (which are payable by ADR holders or persons depositing shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or ADR holders delivering, shares, ADRs or deposited securities (which are payable by such persons or ADR holders), (iii) transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or ADR holders withdrawing deposited securities), (iv) expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars and in compliance with foreign exchange regulations (which are paid out of such foreign currency), and (v) such fees and expenses as are incurred by the depositary (including without limitation expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

The depositary has agreed to reimburse us for certain expenses that we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amount of reimbursement available to us is not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto. The depositary has agreed to cooperate with us in our efforts to make and maintain arrangements enabling ADR holders to receive any tax credits or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the ADSs, and the depositary has agreed, to the extent reasonably practicable, to provide us with such documents as we may reasonably request to maintain such arrangements.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation or sale of all or substantially all of our assets or to which we are a party, any securities, cash or other property that shall be received by the depositary in exchange for, or in conversion or replacement of, deposited securities, then, with our approval (which will not be unreasonably withheld) the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed rules, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

The depositary shall, at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination. The depositary may terminate the deposit agreement on thirty days notice at any time after 45 days has elapsed after the depositary shall have resigned, provided no successor depositary shall have been appointed and accepted its appointment prior to the end of such 45 days. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities together with any distribution on deposited securities (without liability for interest) and any net proceeds of the sale of any rights or other property, without liability for interest, as the depositary may effect, to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide, deliver or otherwise prove:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any ADRs, deposited securities or other securities, compliance with applicable law, regulations, provisions of or governing shares and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•

compliance with such regulations as the depositary may establish consistent with the deposit agreement and any regulations which we inform the depositary which are deemed desirable by the depositary, the custodian or us to facilitate compliance with any applicable rules or regulations of the Central Bank or the CVM.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, generally or in particular instances, when the ADR register or any register for shares is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of shares.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

law, rule or regulation of the United States, Brazil or any other country, or of any other governmental or regulatory authority or stock exchange, our by-laws, the provisions of or governing any deposited securities, the issuance of any securities by us, any act of God, war or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement, the ADR or our by-laws;

•

it performs its obligations without gross negligence or bad faith (or without negligence or bad faith in the case of obligations directly related to the handling of deposited securities and cash, to the extent specifically set forth in the deposit agreement);

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any notice, request, direction or other communication believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

The depositary may rely upon instructions received from us and/or Brazilian counsel in respect of any approval or license of the Brazilian government or any agency thereof required for any foreign currency conversion, transfer or distribution. Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, lawsuit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, lawsuit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities (including our by-laws or applicable law) may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the depositary in their compliance with any of our instructions in respect thereof.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary or when requested by us.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

Unless we request in writing at least two business days in advance of the proposed deposit, the depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•

each recipient of pre-released ADSs agrees in writing that he or she (i) owns the underlying shares, (ii) assigns all rights in such shares to the depositary for the benefit of the ADR holders, (iii) holds such shares in trust for the account of the depositary, and (iv) will deliver such shares to the custodian as soon as practicable, and promptly, but in no event more than five business days after, the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 20% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of

Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

Not applicable.

ITEM 16A. Audit Committee Financial Expert

Not applicable.

ITEM 16B. Code of Ethics

Not applicable.

ITEM 16C. Principal Accountant Fees and Services

Not applicable.

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by

the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17. Financial Statements

See “ITEM 18, Financial Statements.”

ITEM 18. Financial Statements

Please see our consolidated financial statements beginning on page F-1.

ITEM 19. Exhibits

1.1	By-Laws of Centrais Elétricas Brasileiras S.A. – Eletrobrás (English translation).

2.1	Amended and Restated Deposit Agreement dated August 13, 2007 between Centrais Elétricas Brasileiras S.A. – Eletrobrás and J.P.Morgan Chase Bank, N.A.

4.1	Itaipu treaty signed by Brazil and Paraguay - Law No. 5,899 of July 5, 1973.

8.1	List of subsidiaries.

23.1	Consent of BDO Trevisan, Auditores Independentes.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/s/ José Antonio Muniz Lopes
Name:	José Antonio Muniz Lopes
Title:	Chief Executive Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

Consolidated Financial Statements Centrais Elétricas Brasileiras S.A. - ELETROBRÁS and Subsidiaries December 31, 2007, 2006 and 2005 with Report of Independent Auditors

BDO Trevisan Auditores Independentes Rua 7 de Setembro, 71 15º e 21º floors - Downtown Rio de Janeiro - RJ - Brazil 20050-005 Tel.: +55 (21) 2509-9627 Fax.: +55 (21) 2221-1395 www.bdotrevisan.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

1	We have audited the accompanying consolidated balance sheets of Centrais Elétricas Brasileiras S.A. –ELETROBRÁS and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financing reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financing reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centrais Elétricas Brasileiras S.A. – ELETROBRÁS and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Trevisan Auditores Independentes

BDO Trevisan Auditores Independentes

Rio de Janeiro, Brazil

July 18, 2008

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(In thousands of Brazilian reais)

	Note	2007	2006
Assets
Current assets:
Cash and cash equivalents	5	7,645,704	5,217,085
Restricted cash	6	830,065	645,886
Accounts receivable, net	7	4,488,721	4,407,777
Deferred regulatory assets	11	240,154	416,776
Loans and financings receivable	12	1,268,583	1,234,983
Recoverable taxes	13	1,966,532	1,739,400
Deferred income and social contribution taxes	10	545,525	14,491
Materials and supplies		647,775	569,932
Sundry debts		439,869	127,126
Fuel consumption account		365,366	634,966
Compensation right		179,460	81,658
Prepaid charges		70,395	50,007
Fair value of derivatives	27a	295,886	532,669
Other current assets		710,222	684,099

		19,694,257	16,356,855

Property, plant and equipment, net	15	75,379,549	78,539,149

Investments in affiliates	14	4,822,629	4,151,997

Non-current assets:
Deferred regulatory assets	11	18,199,826	23,155,399
Accounts receivable, net	7	2,201,203	4,949,497
Loans and financings receivable	12	4,716,675	4,622,839
Judicial deposits		400,986	464,373
Marketable securities	8	976,717	937,261
Deferred income and social contribution taxes	10	1,443,903	751,587
Nuclear fuel inventories	9	657,188	594,169
Recoverable taxes	13	949,962	1,078,220
Fuel consumption account		500,511	474,052
Fair value of derivatives	27a	296,134	475,631
Other non-current assets		1,408,248	1,043,573

		31,751,353	38,546,601

Total assets		131,647,540	137,594,602

	Note	2007	2006
Liabilities and shareholders’ equity
Current liabilities:
Suppliers		1,903,243	1,650,178
Taxes payable	17	1,955,794	1,524,744
Loans and financing	16	2,186,783	2,549,430
Compulsory loan	22	96,709	111,106
Federal treasury credits	18	58,150	51,123
Fuel consumption account		515,419	836,878
Employee postemployment benefits	20	37,972	36,522
Commitments and contingencies	21	1,086,773	998,011
Shareholders’ remuneration and dividends	24e	8,886,499	7,850,864
Remuneration and reimbursement		444,225	739,785
Research and development		343,010	287,460
Fees as per regulations		820,311	591,290
Estimated obligations		527,120	332,385
Deferred revenue from embedded derivative	27a	480,588	527,712
Other current liabilities		1,202,378	369,349

		20,544,974	18,456,837

Long-term liabilities:
Taxes payable	17	1,312,444	1,423,778
Loans and financing	16	22,327,043	31,714,658
Compulsory loan	22	202,375	87,389
Federal treasury credits	18	726,989	459,808
Fuel consumption account		1,373,638	668,456
Employee postemployment benefits	20	2,304,711	3,889,655
Anticipated energy sales		—	942,330
Global reversal reserve	30	6,769,011	6,171,300
Decommissioning of nuclear power plants	19	191,327	204,620
Deferred revenue from embedded derivative	27a	296,134	480,588
Advances for future capital increase	23	3,811,625	3,407,858
Other long-term liabilities		1,810,638	1,048,055

		41,125,935	50,498,495

Commitments and contingencies	21	2,347,287	2,529,615

Minority interest		388,553	293,956

Shareholders’ equity:	24
Capital stock		24,235,829	24,235,829
Additional paid-in capital		29,446,426	29,446,426
Appropriated retained earnings		17,499,537	16,632,738
Accumulated losses		(3,444,621)	(3,452,476)
Accumulated other comprehensive income (loss)		(496,132)	(1,046,818)

		67,241,039	65,815,699

Total liabilities and shareholders’ equity		131,647,788	137,594,602

The accompanying notes are an integral part of the consolidated financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

Years ended December 31, 2007, 2006 and 2005

(In thousands of Brazilian reais, except for the earnings per thousand of share)

	Note	2007	2006	2005
Net operating revenues:
Electricity sales		26,778,542	23,025,800	21,303,390
Other operating revenues		519,772	741,347	426,618
Taxes on revenues		(878,222)	(851,440)	(730,923)
Regulatory charges on revenues		(1,260,043)	(931,463)	(787,008)

Total net operating revenues		25,160,049	21,984,244	20,212,077

Operating costs and expenses:
Electricity purchased for resale	25a	(3,904,204)	(2,540,296)	(2,023,065)
Fuel for electric power production	25d	(820,780)	(888,564)	(453,001)
Use of basic transmission network		(951,599)	(911,241)	(763,879)
Emergency capacity charges		—	—	(56,687)
Depreciation and amortization	15	(2,851,031)	(3,364,032)	(3,309,755)
Payroll and related charges/third-party services/ material and supplies	25b	(5,409,535)	(4,750,611)	(4,466,962)
Taxes - PASEP/COFINS		(1,131,591)	(946,518)	(949,775)
Deferred loss from ITAIPU	11a	(432,318)	1,790,799	2,670,775
Operating provisions	25c	(796,273)	(410,475)	(860,969)
Donations and contributions		(198,990)	(196,904)	(177,003)
Remuneration and reimbursement		(1,677,902)	(1,794,992)	(1,661,350)
Impairment	11b	(899,508)	—	—
Other operating costs and expenses	25e	(1,791,089)	(1,588,554)	(1,617,249)

Total operating costs and expenses		(20,864,820)	(15,601,388)	(13,668,920)

Financial expenses, net	26	(3,581,591)	(5,217,541)	(4,850,766)

Income before income taxes, minority interests and equity in earnings of affiliated companies		713,638	1,165,315	1,692,391

Equity in earnings of affiliated companies	14	740,153	361,667	582,858
Income taxes and social contribution
Current		(2,037,796)	(1,299,509)	(1,643,169)
Deferred		1,223,349	731,969	580,278

		(814,447)	(567,540)	(1,062,891)

Minority interests		15,786	66,833	9,514

Net income (loss) for the year		655,130	1,026,275	1,221,872

Basic and diluted earnings per thousand shares:
Common (R$)	24f	0.40	0.81	1,03
Preferred (R$)		1.29	1.29	1.40

Weighted average number of shares outstanding:
Common		905,023,527	905,023,527	905,023,527
Preferred		224,474,975	224,474,975	206,310,488

		1,129,498,502	1,129,498,502	1,111,334,015

The accompanying notes are an integral part of the consolidated financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND OTHER COMPREHENSIVE INCOME

Years ended December 31, 2007, 2006 and 2005

(In thousands of Brazilian reais)

	2007	2006	2005
Capital stock
Preferred:
Balance, beginning of year	6,737,222	6,737,222	3,286,589
Capital increases	—	—	1,053,630
Transfer from unappropriated retained earnings	—	—	1,584,651
Transfer from appropriated retained earnings	—	—	812,352

Balance, end of year	6,737,222	6,737,222	6,737,222

Common:
Balance, beginning of year	17,498,607	17,498,607	17,498,607

Balance, end of year	17,498,607	17,498,607	17,498,607

	24,235,829	24,235,829	24,235,829

Additional paid-in capital
Balance, beginning of year	29,446,426	29,446,426	26,957,981
Capital increases	—	—	2,488,445

Balance, end of year	29,446,426	29,446,426	29,446,426

Appropriated retained earnings
Profit reserves:
Balance, beginning of year	16,632,738	15,913,652	16,180,234
Transfer to preferred capital stock	—	—	(812,352)
Transfer from unappropriated retained earnings	866,799	719,086	545,770

Balance, end of year	17,499,537	16,632,738	15,913,652

Unappropriated retained accumulated losses
Balance, beginning of year	(3,452,476)	(3,447,554)	(2,713,800)
Net income	655,130	1,026,275	1,221,872
Transfer to capital stock	—	—	(1,584,651)
Transfer to appropriated retained earnings	(866,799)	(719,086)	(545,770)
Dividends and interest on capital	(538,104)	(442,117)	(343,264)
Reclassification adjustment for (gains) losses included in OCI	757,628	130,006	518,059

Balance, end of year	(3,444,621)	(3,452,476)	(3,447,554)

Accumulated other comprehensive income (loss)
Balance, beginning of year	(1,046,818)	(732,803)	(720,831)
Unrealized holding gains (losses) arising during the year	1,308,314	(184,010)	506,088
Less: reclassification adjustment for gains (losses) included in net income	(757,628)	(130,005)	(518,060)

Balance, end of year	(496,132)	(1,046,818)	(732,803)

Accumulated other comprehensive income – Pension benefits (net of taxes)	(435,570)	(980,192)	(648,098)

Accumulated other comprehensive income – Marketable securities (net of taxes)	(60,562)	(66,626)	(84,705)

Accumulated other comprehensive income	(496,132)	(1,046,818)	(732,803)

Shareholders’ equity at end of year	67,241,039	65,815,699	65,415,550

The accompanying notes are an integral part of the consolidated financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31, 2007, 2006 and 2005

(In thousands of Brazilian reais)

	2007	2006	2005
Net income for the year	655,130	1,026,275	1,221,872
Adjustments to reconcile net income to net cash provided by
Operating activities:
Depreciation and amortization	2,851,031	3,364,032	3,309,755
Exchange variations on loans, net	3,543,313	2,068,615	3,352,438
Deferred taxes	(1,223,349)	(731,969)	(580,278)
Restricted deposits for legal proceedings	63,388	(154,672)	252,928
Deferred regulatory assets	5,132,195	350,506	14,884

Decrease (increase) in assets
Accounts receivable	2,667,349	(52,845)	(498,759)
Material and suppliers	(77,844)	(78,996)	(31,845)
Recoverable taxes	(227,132)	(298,473)	647
Derivatives of assets	416,280	(350,900)	(281,400)
Other current assets	(221,055)	(420,839)	374,420
Other noncurrent assets	(419,731)	164,644	(198,267)

Increase (decrease) in liabilities
Accounts payable	657,930	934,732	(508,132)
Taxes and contributions payable	319,716	(685,048)	355,737
Commitments and contingencies	(93,566)	94,723	239,195
Pension plan liabilities	(1.583.494)	311,284	(1,014,522)
Derivatives liabilities	(231,578)	350,900	281.400
Other current liabilities	2,305,475	1,422,420	1,258,106
Other noncurrent liabilities	903,035	1,449,150	1,750,154

Net cash provided by operating activities	15,437,094	8,763,539	9,298,333

Cash flows from investing activities
Restricted investments	(184,180)	(578,588)	260,961
Investment acquisition	(670,632)	(67,239)	(960,171)
Marketable securities	(39,456)	(47,060)	(429,990)
Acquisition of fixed assets	(3,234,743)	(3,073,686)	(3,656,512)

Net cash used in investing activities	(4,129,011)	(3,766,573)	(4,785,712)

Cash flows from financing activities
Payments of financing obligations	(7,888,593)	(2,568,702)	(2,368,790)
Dividends and interest on its own capital paid	(458,899)	(409,099)	(393,083)
Payments of Global Reversal Reserve (RGR)	(517,575)	(649,830)	(60,429)
Compulsory loan paid	(14,397)	(56,238)	(218,483)

Net cash used in financing activities	(8,879,464)	(3,683,869)	(3,040,785)

Increase in cash and cash equivalents	2.428.619	1,313,097	1,471,836
Cash and cash equivalents at beginning of year	5.217.084	3,903,988	2,432,152

Cash and cash equivalents at end of year	7.645.703	5,217,085	3,903,988

Cash paid for
Interest	1,865,067	1,031,923	425,615
Taxes	1,282,137	1,299,218	1,287,906

The accompanying notes are an integral part of the consolidated financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. The Company and its Operations

ELETROBRÁS is a publicly-traded company headquartered at Setor Comercial Norte, Quadra 4, Bloco B – 100, sala 203 – Asa Norte, Brasília (DF), with shares traded on the São Paulo, Brazil and Madrid, Spain, stock markets. The objective of ELETROBRÁS is to conduct studies, projects, construction and operation of electric power plants, transmission and distribution lines, as well as the underlying commercializing operations arising therefrom. Also, ELETROBRÁS’ activities consist of assisting the Ministry of Mining and Energy in designing the country’s policy for the electric energy sector; granting loans and financing, providing guarantees, locally or abroad, as well as acquiring debentures of companies and holders of public electric power services under ELETROBRÁS control; granting loans and guarantees, locally or abroad, for technical and scientific research institutions under ELETROBRÁS control; promoting and supporting research in the power sector in connection with the generation, transmission and distribution of electric power as well as studies involving the exploitation of watershed for various purposes; contributing to the education of technical staff and qualified workers required by the Brazilian electric power sector through specialized training programs or assistance to national educational institutions or by providing scholarships or signing agreements with foreign institutions that promote the development of specialized technical personnel; and technically and administratively cooperating with companies in which it holds interests and with the agency of the Ministry of Mining and Energy.

The Company is responsible for managing sectoral resources represented by RGR (Global Reversal Reserve), CDE (Energy Development Account), UBP (Use of Public Assets), and CCC (Fuel Consumption Account), which finance the Government programs LUZ PARA TODOS (Universalization of the Access to Electric Power), RELUZ (National Program for Efficient Public Lighting), PROINFA (Incentive Program for Alternative Sources of Electric Power) and PROCEL (National Electric Power Preservation Program) and the fossil fuels used in the isolated power generating systems.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. The Company and its Operations (Continued)

ELETROBRÁS manages PROINFA, a program of the Federal Government that aims to enhance the diversification of the Brazilian energy model and search for regional solutions based on renewable electric power sources, available input and applicable technology. ELETROBRÁS is entitled to buy the energy thus produced until 2026.

ELETROBRÁS is the majority stockholder of Furnas Centrais Elétricas S.A. – FURNAS; Centrais Elétricas do Norte do Brasil S.A. – ELETRONORTE; Companhia Hidro-Elétrica do São Francisco – CHESF; ELETROSUL Centrais Elétricas S.A., Eletrobrás Termonuclear S.A. – ELETRONUCLEAR; and Companhia de Geração Térmica de Energia Elétrica – CGTEE. The basic function of these companies is the generation, transmission and distribution of electric power.

ELETROBRÁS is also the controlling stockholder of Light Participações S.A. – LIGHTPAR, and a participant in the shared management of ITAIPU BINACIONAL, under the International Agreement between the Governments of Brazil and Paraguay.

The Company indirectly holds control of the companies Manaus Energia S.A. and Boa Vista Energia S.A., controlled companies of ELETRONORTE, who operate in the generation and distribution of electric power in the States of Amazonas and Roraima.

Also, ELETROBRÁS operates as the responsible agent for the commercialization of the electric power generated by ITAIPU Binacional and by PROINFA.

ELETROBRÁS system plants’ total installed capacity, considering ITAIPU Binacional and ELETRONUCLEAR corresponds to approximately 38,000 MW, and electric power generation is based on the following assumptions:

a)	Existence of periods, both during the day and over a year time span, where energy demand is higher or lower vis-à-vis the plant or generation system capabilities;

b)	Existence of periods when operation of machinery is halted for preventive or corrective maintenance; and

c)	Water availability in the river where it is located.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. The Company and its Operations (Continued)

Electric power production at the plants is the responsibility of the Electric Power Operation Planning and Programming, which provides for annual-to-hourly-through-daily time spans and details, as determined by ONS — the National Electric System Operator. ONS determines the volumes and the sources of generation required to meet, the country’s demand in an optimized manner, premised on the water basins availability and the machinery in operation, also considering the power generation cost and feasibility of transmission through the interconnected system.

	River	Capacity in MW	End of concession
FURNAS:
Operating
UHE Furnas	Grande	1,216	07/2015
UHE Estreito	Grande	1,050	07/2015
UHE Marimbondo	Grande	1,440	03/2017
UHE Itumbiara	Paranaíba	2,082	02/2020
UHE Serra da Mesa	Tocantins	1,275	05/2011
UTE Santa Cruz	—	766	07/2015
Other concessions of generation	—	1,629	Until 2035

In construction
Simplício	Paraíba do Sul	306	08/2041
Baguari	Doce	140	08/2041
Batalha	São Marcos	53	08/2041

CHESF:
UHE Complexo Paulo Afonso	São Francisco	3,879	10/2015
UHE Luiz Gonzaga	São Francisco	1,479	10/2015
UHE Xingo	São Francisco	3,162	10/2015
UHE Sobradinho	São Francisco	1,050	02/2022

ELETRONORTE:
UHE Tucuruí	Tocantins	8,370	07/2024
Other concessions of generation		923	Until 2028

The transmission capacity of ELETROBRÁS system is as follows:

	Lines (Km)	Substations	End of concession
Furnas	19,278	46	07/2015
Eletronorte	9,840	55	07/2015
CHESF	18,468	83	06/2037
Eletrosul	9,145	36	07/2015
Others	655	—	07/2015

	57,386	220

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. The Company and its Operations (Continued)

The Company’s consolidated subsidiaries include the following:

Subsidiaries	Ownership percentage 2007 and 2006
Electricity generation, transmission and distribution
Centrais Elétricas do Norte do Brasil S.A. – ELETRONORTE	98.66%
Companhia Hidroelétrica do São Francisco – CHESF	99.45%
Furnas Centrais Elétricas S.A. – FURNAS	99.54%
Manaus Energia	100	%(b)
Boavista Energia	100	%(b)

Electricity generation
Companhia de Geração Térmica de Energia Elétrica – CGTEE	99.94%
Eletrobrás Termonuclear S.A. – ELETRONUCLEAR	99.80%
Itaipu Binacional – ITAIPU	50	%(c)

Electricity transmission
ELETROSUL Centrais Elétricas S.A.	99.71%

Electricity distribution
Companhia Energética do Piauí – CEPISA	98.56	%(a)
Companhia Energética de Alagoas – CEAL	75.16	%(a)
Centrais Elétricas de Rondônia S.A. – CERON	99.96	%(a)
Companhia Energética do Amazonas – CEAM	97.96	%(a)
Companhia de Eletricidade do Acre – ELETROACRE	93.29	%(a)

Investment
Light Participações S.A. – LIGHTPAR	81.61%

Note (a):	The participation of ELETROBRÁS in the voting stock of the electric power distribution companies is: CEPISA (99.98%), CEAL (74.84%), CERON (99.96%), CEAM (97.96%), ELETROACRE (95.34%).
Note (b):	Indirect interest through ELETRONORTE.
Note (c):	Joint venture owned equally by ELETROBRÁS and ANDE.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. The Company and its Operations (Continued)

•

Centrais Elétricas do Norte do Brasil S.A. (“ELETRONORTE”) – Its principal activities are the generation, transmission and commercialization of electric power, with operations in the geographical area covered by the Brazilian states of Acre, Amapá, Maranhão, Mato Grosso, Pará, Rondônia, Roraima and Tocantins. Beginning 2003, with the gradual elimination of its supply contracts – known as initial contracts – at the rate of 25% per annum, ELETRONORTE started to serve also other geographical areas in Brazil.

ELETRONORTE has two wholly-owned subsidiaries – Manaus Energia S.A. and Boa Vista Energia S.A. – that operate in the electric power generation and distribution business in the Brazilian states of Amazonas and Roraima, respectively.

•

Companhia Hidroelétrica do São Francisco (“CHESF”) – Its principal activities are the generation and transmission of electric power. The company’s largest market is located in northeastern Brazil, especially in the states of Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí. Beginning in 2003, with the gradual elimination of its supply contracts – initial contracts – at the rate of 25% per annum, CHESF started to serve also other geographical areas in Brazil.

•

Furnas Centrais Elétricas S.A. (“FURNAS”) – Its principal activities are the generation, transmission and commercialzation of electric power, with operations in the geographic area covered by the Brazilian Federal District and the Brazilian states of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso and Tocantins.

•

Companhia de Geração Térmica de Energia Elétrica (“CGTEE”) – The exclusive core objective of CGTEE is the generation of electric power through means other than hydroelectric power, with operations in the southern region of Brazil.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. The Company and its Operations (Continued)

•

Eletrobrás Termonuclear S.A. (“ELETRONUCLEAR”) – Its main activities are the construction and operation of nuclear power plants, the generation of electric power produced thereby and the rendering of related engineering services. ELETRONUCLEAR has developed activities in connection with the operation of Angra I and Angra II power plants, as well as with the construction of Angra III. The energy generated by ELETRONUCLEAR is sold through FURNAS.

•

Itaipu Binacional (“ITAIPU”) – ITAIPU is a joint venture owned equally by ELETROBRÁS and ANDE – Administración Nacional de Eletricidad (a company owned by the government of Paraguay). It was created by an International Treaty signed by Brazil and Paraguay, which establishes the overall terms and conditions that apply to ITAIPU. ELETROBRÁS is responsible for trading its share (50%) of the electric power generated by ITAIPU, acquiring and reselling such electric power.

ITAIPU is entitled to full tax exemption in both countries, by operation of the Treaty entered into by the countries.

ITAIPU’s shareholders’ equity (“equity investment at risk”) is not sufficient to allow it to fund its activities. Consequently, it needs financial support from ELETROBRÁS and the Brazilian Federal Government (ELETROBRÁS’ majority shareholder). Of ITAIPU’s debt, 29% is financed by ELETROBRÁS (which obtains those funds from the Brazilian Treasury and/or from international banks, with a guarantee from the Brazilian Treasury), 5% by Banco Nacional de Desenvolvimento Econômico e Social – BNDES and 56% by the Brazilian Treasury. The guarantors of the ELETROBRÁS debt are the Brazilian Treasury and the Brazilian Government.

In addition, even though ELETROBRÁS is responsible for commercializing its share (50%) of the electric power generated by ITAIPU, historically the Company has been responsible for the consumption of about 96% of all the electric power generated by Itaipu.

For the reasons discussed above, ITAIPU has been included in the consolidated financial statements of ELETROBRÁS, in accordance with the guidance provided by FIN 46-R.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. The Company and its Operations (Continued)

•

ELETROSUL Centrais Elétricas S.A. (“ELETROSUL”) – Its main activity is the transmission of electric power over a transmission system extending over 9,145 Km of lines, with 36 substations located in the Brazilian states of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná.

•	Companhia Energética do Piauí (“CEPISA”) – CEPISA hold a concession to provide electric power distribution in the Brazilian state of Piauí, and is part of the Brazilian National Privatization Plan.

•	Companhia Energética de Alagoas (“CEAL”) – CEAL hold a concession to provide electric power distribution in the Brazilian state of Alagoas, and it is part of the Brazilian National Privatization Plan.

•

Centrais Elétricas de Rondônia S.A. (“CERON”) – CERON hold a concession to provide electric power distribution in the Brazilian state of Rondônia, and it is part of the Brazilian National Privatization Plan.

•

Companhia Energética do Amazonas (“CEAM”) – CEAM operates an isolated thermal system extending over an area of 1.57 million square kilometers in the state of Amazonas. CEAM is part of the Brazilian National Privatization Plan.

•

Companhia de Eletricidade do Acre (“ELETROACRE”) – ELETROACRE hold a concession to provide electric power distribution in the Brazilian state of Acre, and it is part of the Brazilian National Privatization Plan.

•

Light Participações S.A. (“LIGHTPAR”) – LIGHTPAR holds minority interests in the following concessionaires of electric power distribution: AES Eletropaulo Metropolitana de Eletricidade de São Paulo S.A. – AES ELETROPAULO, Energias do Brasil S.A. – ENERGIAS DO BRASIL, Companhia de Transmissão de Energia Elétrica Paulista S.A. – CTEEP, Empresa Metropolitana de Águas e Energia S.A. – EMAE and CPFL Energia S.A.– CPFL Energia.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2. Corporate Governance

In September 2006, the Company adopted the differentiated practices set by the São Paulo Stock Exchange (BOVESPA) to reach Level I of Corporate Governance. As a result, the Company, which is part of the IBOVESPA stock index, was included in the Special Corporate Governance Stock Index – IGC.

Companies that undertake to abide by corporate governance practices ensure more transparency of their relations with capital markets, investors and stockholders, making it easier to follow up on management’s and controlling stockholder’s decisions. Accordingly, Level I companies have been improving their management systems to adopt best practices of corporate governance, seeking to establish transparent and respectful relationships with their shareholders and investors and create synergy between their economic, financial, social and environmental activities.

The Company’s adherence to BOVESPA’s special listing segment is an important indicator of its commitment to disclose more transparent information about its business activities and to follow socially responsible corporate practices.

By adopting these practices, the Company seeks to improve relations with investors and consolidate its image in the capital markets, focusing on perpetuity and creating value for its stockholders, investors and society as a whole.

The Company is also included in the Corporate Sustainability Index - ISE.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

3. Relationship with Independent Auditors

In conformity with the provisions set forth in CVM Instruction No. 381 of January 14, 2003, ELETROBRÁS has hired independent auditing services from the BDO Trevisan Auditores Independentes audit firm, under a service agreement effective for a three-year period from August 1, 2005, to perform audits of the financial statements (parent company and consolidated) of the ELETROBRÁS System. It should be highlighted that the Company has not executed any service agreement other than that relating to the audit of such financial statements.

4. Summary of Main Accounting Practices

In preparing these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. The Company’s financial statements include various estimates for (i) the recoverability of deferred regulatory assets, (ii) valuation allowances for accounts receivable and deferred tax assets, (iii) the useful lives of property, plant and equipment, (iv) provisions necessary for contingent losses, (v) estimates of employee post-retirement benefit obligations, (vi) the fair value of derivatives, and other similar estimates.

a) Basis of preparation of the financial statements

The financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from accounting practices adopted in Brazil as applied by ELETROBRÁS in its statutory financial statements, which are prepared and filed in accordance with the specific rules of the Brazilian Securities Commission (“CVM”).

In addition, ELETROBRÁS maintains its accounts as prescribed by the National Electric Energy Agency - ANEEL, responsible for defining the specific accounting practices and procedures for the electric energy sector. These procedures are adopted by electricity public utility concessionaires in recording their operations, to allow the regulatory agency to carry out its regulatory and inspection prerogatives established by legislation applicable to electricity public utility services.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (i) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (ii) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46-R. Intercompany accounts and transactions are eliminated. The companies included in the consolidated financial statements are set forth in Note 1.

c) Assets and liabilities denominated in foreign currencies or subject to indexation

Assets and liabilities denominated in foreign currencies relate principally to financing and are translated into Brazilian reais at the official exchange rates reported by the Brazilian Central Bank at each balance sheet date. Those denominated in reais and contractually or legally subject to indexation are update to the balance sheet date applying the corresponding index. The resulting gains and losses are recognized currently and included in the income statement corresponding to that period.

d) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

e) Restricted cash

Restricted cash consists mainly of investments that are legally restricted to capital expenditures and subsidies to thermoelectric operations.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

f) Accounts receivable

Accounts receivable is stated at realizable values and includes (i) amounts billed to customers, including when, applicable, late fees, and (ii) accrued revenues relating to unbilled energy supplied to customers as of the balance sheet date, as well as those negotiated within the Câmara de Comercialização de Energia Elétrica — CCEE (Electric Power Chamber of Commerce).

The allowance for doubtful accounts is established by management in an amount considered sufficient to net probable future loss related to uncollectable accounts, and according to a comprehensive analysis that takes into consideration the following factors:

i.	Residential consumers overdue for more than 90 days;

ii.	Commercial consumers overdue for more than 180 days;

iii.	Industrial, rural, government agencies, public lighting and public utility consumers overdue for more than 360 days;

iv.	Individual analysis for each consumer, considering:

•	management’s experience of actual losses on consumers;

•	existence of collateral guarantees;

•	analysis of renegotiated debts (current and overdue amounts) and;

•	analysis of insolvent or bankrupt customers.

g) Marketable securities

Marketable securities have been classified by the Company as available for sale, trading or held to maturity, based upon intended strategies with respect to such securities.

The marketable securities classified as trading are short term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

g) Marketable securities (Continued)

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at amortized cost.

The Company has certain available for sale investments in companies with publicly traded shares.

h) Deferred regulatory assets

Deferred regulatory assets in accordance with the criteria set forth in SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, and interpreted by EITF Issue No. 92-7 comprise the following:

General agreement of the electricity sector

The Company capitalizes allowable costs incurred, including costs arising out of Federal Government mandated power rationing measures, as deferred regulatory assets when instructed by ANEEL and there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at the increased rate. In case ANEEL excludes all or part of a cost from recovery as a result of its review, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded net deferred regulatory assets expected to be billed to its customers, limited to the amount realizable within 24 months from the balance sheet date.

Increase in the PIS/PASEP and COFINS rates

Refers to effects of changes in the rates of the PIS/PASEP and COFINS contributions, from 0.65% to 1.65% and 3% to 7.6%, respectively, which will be billed to Company’s customers.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

h) Deferred regulatory assets (Continued)

ITAIPU recoverable costs

For local financial statements purposes, ITAIPU records the accumulated results as a regulatory asset or liability, since that amount will be recovered through future tariffs. For U.S. GAAP purposes, the net amount is also considered recoverable costs to be deferred under SFAS 71, and is recorded as a separate line item in the consolidated balance sheet.

i) Recoverable Taxes

Taxes on revenues consists of Impostos Sobre Circularização de Mercadorias e Serviços – ICMS (or VAT), a sales tax changed on gross revenues. We are subject to different rates of VAT in the different states in which we operate, with the rate of VAT ranging from 7% to 27%. We are not liable for any taxes or revenues in our transmissions segment, as provided by applicable regulation.

The domestic value-added tax (ICMS) are not cumulative and amounts paid related to these taxes in the acquisition of products and/or services can be offset when these products and services are sold, which means a tax credit is generated when the purchase is made and such credit is then offset upon sale to final customer.

The values relating to the VAT (ICMS) are presented in the Current Assets and Current liabilities because the balances related to different companies and different states and according the local law it can not be presented by net amounts. The counterpart of these accounts is recorded as taxes on revenues in the income statements.

j) Materials and supplies

Except as noted in the following paragraph, materials and supplies are stated at average acquisition cost and do not exceed replacement cost or realizable values.

Uranium concentrate, related services in progress, and other elements of nuclear fuel available in the reactor nucleus and in the used fuel pool are recorded based on their acquisition costs. These amounts are charged to expenses when they are used in the energy generation process. The cost does not exceed replacement cost or realizable values.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The monthly amortization of operational expenses is done proportionally, taking into account the energy actually generated monthly in comparison to the total energy calculated for each fuel element.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

k) Investments in affiliates

In accordance with APB No. 18, the Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and interest from shareholders’ equity.

l) Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, restated to reflect price-level changes through December 31, 1997, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to results of operations. Interest relating to debt obtained from third parties incurred during the construction period is capitalized.

The Company’s management reviews property, plant and equipment for possible impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it to its fair value if the sum of the future cash flows is less than the net book value. These reviews have indicated the need to recognize impairment losses during the years ended on December 31, 2007 and 2006 in the amount of R$ 14,937 and R$ 61,411, respectvely, due to new additions in fixed assets of companies

In 2001, the subsidiaries CEAL, CEAM and CERON recorded impairment losses under SFAS 144.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

l) Property, plant and equipment (Continued)

In 2007, the company revalued the cash flow of CEPISA and identified an indication for an impaiment provision. However, the company’s management did not make the related adjustment for understanding that the implemented corporate restructuring processes aimed at improving these investments’ performace. The company’s management will review the cash flow of CEPISA on a regular basis and perform the adjustment should the impairment scenario be maintained.

The subsidiary ELETRONUCLEAR is contractually obligated to dismantle its nuclear power plants at the end of their useful lives. The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, in 2003. Under SFAS 143, the fair value of asset retirement obligations is recorded as liabilities on a discounted basis when incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets, on average 40 years. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold. Whenever changes in the amount of estimated decommissioning cost are identified, the accrual is adjusted.

The Company receives certain contributions from the Brazilian federal government and from electric energy consumers to be used exclusively for capital investments in the electric energy distribution network. The contributions received are recorded as a reduction of the related property, plant and equipment. At the end of the concession, differences between the contributions received and the capital investments made will be paid to the Company or refunded to the federal government, as applicable.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

m) Income taxes and social contribution

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires an asset and liability approach for recording current and deferred taxes. The tax effects over tax losses and differences between the tax basis of assets and liabilities and the amounts recognized in the consolidated financial statements have been calculated based on prevailing rates for the purpose of recording deferred income tax. Tax loss carry forwards can be used to offset only 30% of taxable income in any given year.

Deferred tax assets recoverability is annually reviewed and a valuation allowance is established using a “more likely than not” criterion, based on historical and projected future taxable income, and the expected timing of the reversals of existing temporary differences.

n) Compulsory loan

The Compulsory Loan was established by Law No. 4,156/62 to fund the expansion of the national electric power system and suspended by Law No. 7,181, of December 20, 1983, which established the final collection term through December 31, 1993. The loan was initially collected from all consumers through their respective electric power bills. In later years, the loan was collected only from certain industrial consumers.

The balance of the related liabilities comprises the funds collected, net of repayments, and increased by indexation (6% p.a., plus indexation based on the IPCA-E variation). These liabilities mature from 2008 to 2015.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

o) Employees’ benefit plans

The Company and certain subsidiaries sponsor defined-benefit or hybrid pension plans covering substantially all of their employees. Pension plan assets and obligations and their net impacts on the balance sheets are accounted in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. In addition, the Company and some of its subsidiaries have also established post-retirement health care plans and subsidize whole-life insurance premiums for their retirees. Both benefits are accounted in accordance with SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”.

Disclosures related to the benefit plans are made in accordance with SFAS No. 132-R, Employers’ Disclosures about Pensions and Other Post-retirement Benefits.

Under Brazilian law, employees are entitled to one month of vacation upon completion of each year of service. This provision is calculated based on each employee`s compensation and entitlement period up the balance sheet date, plus related payroll taxes.

p) Contingencies

The Company records provisions for contingencies when the loss is considered to be probable, based on the opinion of internal and external legal counsel, and is reasonably estimable.

q) Revenues, costs and expenses

Revenues, costs and expenses are recognized on an accrual basis when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, rates have been fixed or are determinable, and collectibility is reasonably assured regardless of when cash is received.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

q) Revenues, costs and expenses (Continued)

Revenues from the sale of electricity generation are recorded based upon the output delivered provided at rates as specified under contract terms or prevailing regulatory rates. Electricity distribution sales to final customers are recognized when power is provided. Billings for these sales are made on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month.

Electricity sales to the interconnected power system are recorded when earned and billed monthly. Revenues received by the Company from other concessionaires using its basic transmission network are recognized in the month that the network services are provided to the other concessionaires. Services rendered include connection fees and other related services and the revenues are recognized when the services are provided.

Taxes on revenue consist of the following: (i) value-added tax (“VAT”), which is a state tax due on sales to final cunsumers, is billed to the consumers and recorded as part of gross revenues; (ii) COFINS revenue tax; (iii) PIS-PASEP social contribution tax on revenues; and (iv) an emergency capacity charge. The Company deducts these taxes from gross revenues.

r) Other comprehensive income (loss)

Other comprehensive income (loss) is represented by unrealized gains and losses from marketable securities classified as available for sale and adjustments to minimum pension plan liabilities.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

s) Earnings per shares

By the fact that the preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends declared as required by the Company’s by-laws and participation rights in undistributed earnings calculated in accordance with the rights to dividends of each class of shares as discussed on Note 24 f.

Similar to other Brazilian companies, ELETROBRÁS discloses earnings per one share, as this is the minimum number that can be traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo - “BOVESPA”).

t) Segment information

The Company operates in the electric energy generation, transmission and distribution segments, as well as a corporate segment. The respective breakdown of information is included in Note 28.

u) Accounting for financial instruments

Derivative financial instruments are recorded based on their fair values as assets or liabilities in the accompanying balance sheets, and corresponding changes in fair value are recognized in the consolidated income statements for the period. Hedge accounting has not been applied to any of the Company’s derivative financial instruments.

v) Recent accounting pronouncements

On 4 December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), Business Combinations (Statement 141(R)) and SFAS No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

v) Recent accounting pronouncements (Continued)

In comparison to current practice under U.S. GAAP, the most significant changes to business combination accounting pursuant to Statement 141(R) include requirements to:

•

Recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity.

•	Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date.

•

Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings. With certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values.

•	Capitalize in-process research and development “IPR&D” assets acquired.

•	Expense, as incurred, acquisition-related transaction costs.

•	Capitalize acquisition-related restructuring costs only if the criteria in Statement 146 are met as of the acquisition date.

•	Recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

Further, the premise of Statement 160 is based on the economic entity concept of consolidated financial statements. Under the economic entity concept, all residual economic interest holders in an entity have an equity interest in the consolidated entity, even if the residual interest is relative to only a portion of the entity (i.e., a residual interest in a subsidiary).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

v) Recent accounting pronouncements (Continued)

Under Statement 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. However, in a sale of a subsidiary’s shares that results in the deconsolidation of the subsidiary, a gain or loss would be recognized for the difference between the proceeds of that sale and the carrying amount of the interest sold. Also, a new fair value basis in any remaining noncontrolling ownership interest in a deconsolidated entity is established, with gain or loss recognition for the difference between that new basis and the historical cost basis in the remaining ownership interest.

Statement 141(R) and Statement 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

Management does not expect significant impact upon adoption of SFAS 141 (R) and SFAS 160.

On March 2008, the the FASB issued Statement No. 161, Disclosures about Derivatives Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (Statement 161). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivatives instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Summary of Main Accounting Practices (Continued)

v) Recent accounting pronouncements (Continued)

This Statement is intended to enhance the current disclosure framework in Statment 133. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity’s financial statements of both the derivatives positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity’s liquidity from using derivatives.

The Company believes that its financial statements are in accordance with the requirements above.

5. Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	December 31,
	2007	2006
Cash and bank accounts	301,406	155,630
Funds – electric power system (a)	989,105
Short-term investments – money market fund	6,355,193	5,061,455

	7,645,704	5,217,085

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

5. Cash and Cash Equivalents (Continued)

The short-term investments are represented by money market funds held with Banco do Brasil S.A. (a bank controlled by the Brazilian government), in accordance with Decree-Law No. 1,290, of December 3, 1973 and amendments arising from Resolution No. 2,917, of December 19, 2001 from the Brazilian Central Bank, which set new investment mechanisms applicable to companies under Indirect Federal Administration.

Liquid cash short-term investments are represented by off-market investment funds, whose targeted yields are based on the average SELIC benchmark interest rate.

a) Funds – electric power system

The Company is responsible for managing the resources originating from the Use of public assets, made up of contributions from the Independent Electric Power Producers, also intended for the expansion and improvement of the electric power system.

The Company also manages the federal fund denominated “Conta de Desenvolvimento Energético – CDE” (Electric Power Development Account), the purpose of which is to develop electric power industry in the Brazilian states through the use of alternative power sources in the areas served by interconnected systems, as well as at financing universal electric power utility services for a 25-year period. The fund receives contributions from the payments for the use of public assets and the fines applied by ANEEL to concession and permission holders and to other entities authorized to explore the electric power service.

6. Restricted Cash

Restricted cash is composed of:

	December 31,
	2007	2006
Fuel consumption account (a)	212,191	242,293
PROINFA (b)	615,552	350,315
Others	2,322	53,278

Total	830,065	645,886

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

6. Restricted Cash (Continued)

a) Fuel consumption account

According to ANEEL Resolution No. 20, of February 3, 1999 the electric power distribution concessionaires are required to pay amounts defined by ANEEL to support the cost of fuel used in the generation of thermoelectric power in the Brazilian energy system. ELETROBRÁS is responsible for managing these resources, which application is also defined by ANEEL. As a consequence, the Company records as assets, in contra entry of liabilities, all the funds available (committed bank account) and outstanding expenses not yet settled by the concession holders.

b) PROINFA

ELETROBRÁS is responsible for the management of PROINFA, a Brazilian Federal Government program aimed at diversifying the Brazilian energy matrix while seeking regional solutions through the use of renewable electric power sources, by economically using available resources and applicable technologies. ELETROBRÁS is ensured the right to purchase the energy to be produced through 2026. These amounts refers principally to anticipation of operational cash flow.

7. Accounts Receivable, Net

	December 31,
	2007	2006
Customers and energy distributors	4,532,873	4,380,579
Accounts receivable renegotiated (a)	2,669,009	2,660,471
Securitized credit (b)	—	2,679,043

	7,201,882	9,720,093
Allowance for doubtful accounts	(511,958)	(362,819)

Total	6,689,924	9,357,274
(-) Current	(4,488,721)	(4,407,777)

Non-current	2,201,203	4,949,497

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

7. Accounts Receivable, Net (Continued)

No single customer has accounted for more than 10% of total revenues in any year.

a) Accounts receivable renegotiated

Refers to overdue amounts, which are renegotiated with customers, establishing the application of interest and indexation, as well as the number of installments for payment.

Commercial Chamber of Electric Energy

The amounts referring to transactions within the CCEE are recorded based on information provided by the Chamber.

The transactions carried out in 2007 generated a net credit of R$ 106,830 to Eletrobrás and its subsidiaries.

The subsidiary FURNAS has recorded R$ 293,560 as accounts receivable, related to the commercialization of electric power, from the Chamber of Commercialization of Electric Energy - CCEE (successor of Wholesale Energy Market - MAE), referring to the period from September 2000 to September 2002, settlement of which is suspended as a result of temporary restraining orders brought against ANEEL and CCEE by concessionaries and resellers. Considering the uncertain asset realization, Management has recorded a provision for bad allowance of R$ 293,560.

According to the determinations of the CCEE Market Agreement, in order to settle these pending items it would be necessary to make new records, which would be the object of a settlement between the parties without the intervention of the CCEE. In this context, management intends to come to terms with ANEEL and CCEE, with a view to balancing these credits for the purpose of permitting a negotiated solution to their settlement.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

7. Accounts Receivable, Net (Continued)

b) Securitized credits

In 1998, ELETROBRÁS granted the Federal Government part of its credits in ITAIPU, in an amount equivalent to US$ 10,756,524. These credits, corresponding to 65.47% of the total credit balance the Company had with respect to that subsidiary, settled the Company’s debts in an equal amount.

Consequently, ITAIPU was to make regular payments directly to the Federal Treasury, observing the dates for payment of medium and long term debts incurred by the Federal Government in that year.

Considering this flow of payments, the amounts paid by ITAIPU to the Federal Government do not correspond to the credits assigned by the Company, with the Federal Government receiving, on a temporary basis, monthly installments greater than its share in assigned credits up to 2007. Once a significant part of the medium and long term debts has been settled, after 2007, this scenario will be reversed, and the Federal Government will receive amounts smaller than the 65.47% in favor of ELETROBRÁS.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

7. Accounts Receivable, Net (Continued)

b) Securitized credits (Continued)

Consequently, a payment flow was established directly from ITAIPU Binacional to the National Treasury, in line with the dates for payment of short- and long-term debts (DMLP) assumed by the Federal Government that year. Considering this adjustment to the flow of payments, the amounts paid by ITAIPU Binacional to the Federal Government did not actually correspond to the assigned balance, with the Federal Government having received, until 2007, monthly installments greater than its share in assigned credits, due to the settlement of a substantial part of the DMLP. After 2008 this scenario will be reversed, and the Federal Government will receive amounts less than the 65.47% in favor of ELETROBRÁS. After 2016, this ratio will be balanced and proportional to assigned credits.

In this context, ELETROBRÁS recorded as noncurrent assets the difference between the amounts receivable allocated on an accrual basis and the amounts actually received, totaling R$ 2,965,275 thousand, equivalent to US$ 1,674,068 thousand, at December 31, 2007.

As a result of the renegotiation of ELETROBRÁS credits from ITAIPU Binacional, pursuant to Law No. 11480, of May 30, 2007, these rights were included in the debit balances relating to financing agreements held with ITAIPU Binacional, observing the flow of payments, and the amounts were transferred from Renegotiated Credits to Loans and Financing under current and noncurrent assets.

8. Marketable Securities

	December 31,
	2007	2006
Notes issued by the Brazilian Government:
CFT-E1 (a)	194,405	164,707
NTN-P (b)	129,737	119,979
Beneficiary parties (c)	652,575	652,575

Total (non-current)	976,717	937,261

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

8. Marketable Securities (Continued)

a)	CFT-E1 (National Treasury Certificate) – These government securities are subject to the IGP-M (General Market Index Price) variation, do not bear interest, and mature in August, 2012. These securities are classified as available for sale. The parent company has a provision for adjustment to market value at December 31, 2007 in the amount of R$ 91,761 (December 31, 2006 – R$ 100,949), computed based on discounts observable in the capital markets and presented as a deduction of the respective asset item.

The Company has no gains or losses reclassified out of accumulated other comprehensive income into earnings during the period. The holding gain or loss on available-for sale securities can be obtained in the face of the statement of changes in shareholder’s equity.

b)	NTN-P (National Treasury Notes) – Government securities received as consideration for sale of corporate investments with the National Destatization Program – PND. These government securities are indexed to the Referential Rate (TR) variation disclosed by the Central Bank of Brazil, bearing interest of 6% p.a. on indexed amounts and maturing starting February, 2012. These securities are classified as held to maturity.

c)	Beneficiary Parties – Refers to securities obtained as a consequence of the corporate reorganization agreements relating to ELETROBRÁS’ shareholding interest in INVESTCO, issued by the companies mentioned below, with earnings equivalent to 10% of the profit determined annually by each company, and will be paid together with their dividends. Securities may be converted into preferred shares, with no voting rights, in October 2032. These securities are classified as held to maturity.

December 31, 2007

Rede Lajeado	266,798
EDP Lajeado	184,577
CEB Lajeado	151,225
Paulista Lajeado	49,975

652,575

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

9. Nuclear Fuel Inventories

Nuclear fuel used in Angra I and Angra II plants comprise elements produced with metal alloys and uranium.

In this initial stage, the uranium concentrate and the services required for its production are classified as non-current assets, and recorded under Nuclear Fuel Inventories. After the production process is finished, the portion to be consumed during the following 12 months is classified as current assets.

The monthly amortization in operational expenses is done proportionally, taking into account the energy actually generated monthly, in comparison to the total energy calculated for each fuel element.

Periodically, inventories and assessments of the nuclear fuel elements, which have been through the process of generation of electric energy and are stored at the spent fuel pool, are performed.

Nuclear fuel inventories, as of December 31, 2007 and December 31, 2006, comprise:

	R$
	2007	2006
Current assets
Stored material	42,990	47,018
Nuclear fuel inventories	243,325	217,684

	286,315	264,702

Non-current assets
Nuclear fuel inventories
Uranium concentrate	71,301	77,442
Ready elements	194,633	101,808
Stored material	242,615	226,992
Services – nuclear fuel	148,639	187,927

	657,188	594,169

	943,503	858,871

The amount of R$ 286,315 thousand (December 31, 2006 – R$ 264,702 thousand) is also recorded as Current Consolidated under materials and supplies, referring to nuclear fuel inventories.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%, represented by a 25% federal income tax rate plus a 9% social contribution rate.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory rate.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). This Interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted this Interpretation effective January 1, 2007. The adoption did not have a material impact on Eletrobras’ consolidated financial statements.

The Company and its subsidiaries file tax returns in Brazil. The state of statute is generally five years. Therefore, tax inspections through 2001 are completed. The Company classifies interest on income tax related balances as interest expense or interest income and classifies tax related penalties as operating expenses. At January 1, 2007, the Company had no material accrued interest and penalties payable.

a) Income tax reconciliation

The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year ended December, 31
	2007	2006	2005
Income before income taxes and minority interests	1,453,791	1,526,982	2,275,249
Tax expense at statutory rates – 34%	(494,289)	(519,174)	(773,585)
Adjustments to derive effective tax rate:
Equity pick up	251,652	122,967	198,172
Tax benefit on interest on own capital	(239,185)	(156,247)	—
Provisions for loss on investment	—	9,447	(124,607)
Other permanent differences	(332,625)	(24,533)	(362,871)

Tax expense in the statements of operations	(814,447)	(567,540)	(1,062,891)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10. Income Taxes (Continued)

a) Income tax reconciliation (Continued)

Brazilian companies are permitted to pay interest on their own capital in lieu of dividends. The calculation is based on the shareholders’ equity amounts prepared in accordance with accounting principles adopted in Brazil. The interest rate applied may not exceed the long-term interest rate determined by the Brazilian Central Bank and interest paid may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves. The amount of interest on own capital is deductible for income tax purposes. Accordingly, as opposed to a payment of dividends, the benefit to the Company is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the payment of such amount to shareholders at the rate of 15%.

The Company has certain tax incentives related to the application of part of the income tax payable each year on projects located in certain areas of Brazil. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10. Income Taxes (Continued)

b) Analysis of deferred tax balances

As of December 31, 2007 and 2006, the deferred tax balances have been computed using a rate of 34%, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

	December 31,
	2007	2006
Current assets
Tax loss carryforwards and negative basis for social contribution	19,423	—
Loans and financing	257,579	190,146
Provision for contingencies	97,867	35,602
Allowance for doubtful debts	200,706	—
Remuneration and reimbursement	103,841	119,288
Loans and financing receivable	72,283	61,134

	751,699	406,170

Current liabilities
Account receivables	(178,088)	(163,878)
Regulatory assets	(10,847)	(4,707)
Suppliers	(132,153)	(111,086)
Employee post retirement benefits	(49,484)	(102,623)

	(370,572)	(382,294)

Other temporary differences assets (liabilities) – not significant individually	164,398	(9,385)

Total current assets	545,525	14,491

Non-current assets
Tax loss carryfowards and negative basis for social contribution	50,895	87,495
Loans and financing	3,177,544	4,724,209
Provision for contingencies	572,645	587,183
Employee post retirement benefits	512,070	645,182
Interest on its own capital	239,185	156,246
Allowance for doubtful debts	69,527	45,744
Write down to market value	130,049	130,962
Loans and financing receivable	2,962,769	2,866,183

	7,714,684	9,243,204

Non-current liabilities
Deferred regulatory assets	(6,184,976)	(7,648,816)
Fixed assets	(326,624)	(225,034)
Foreign currency variation	—	(647,844)

	(6,511,600)	(8,521,694)

Other temporary differences assets (liabilities) – not significant individually	240,819	30,077

Total non-current assets	1,443,903	751,587

Tax loss carryforwards have no expiration date. However, annual compensation is limited to 30% of the total loss amount.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon ultimate settlement.

As a result of implementing Interpretation 48, the Company has no uncertain tax positions for which it has recorded unrecognized income tax benefits; accordingly, there was no impact on the Company’s results of operations from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company and its subsidiaries file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2002. The Brazilian Internal Revenue Service (“Brazilian IRS”) is currently examining Furnas’ and CGTEE’s income tax returns for the tax years 2004 and 2006, respectively.

Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

11. Deferred Regulatory Assets

	December 31,
	2007	2006
ITAIPU recoverable costs (a)	18,191,107	22,493,578
General agreement of electricity sector (b)	248,873	1,078,597

Total	18,439,980	23,572,175
(-) Current	(240,154)	(416,776)

Non-current	18,199,826	23,155,399

a)	Refers to accumulated results from ITAIPU which is considered recoverable costs to be deferred under SFAS 71, since this amount will be recovered through future tariffs.

As dicussed above, the recoverability of the regulatory asset is guaranteed based on the terms of the treaty. Considering the fact that the period of the treaty is up to 2023, the recovery is based on the costs that will be incurred up to that date on a cash basis. As a major portion of the costs is debt service, the related recovery will follow the period of the payment terms of the related debt. As well, the realization of this asset depends on the archievement in the future of the assumptions defined in the Itaipu treaty , dated April 26, 1973 and the estimation of the future cash flow.

The Company belives that for accounting purposes this treatment of ITAIPU meets the requirements of SFAS 71, because of the following:

i.	ITAIPU has its own governing board empowered by statute (treaty) to establish rates that bind customers;

ii.	The treaty which regulates ITAIPU’s operation and the exhibits to that treaty establish that the tariff charged must cover the service cost of electricity, so the operation is designed to recover the costs of providing the regulated services or products;

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

11. Deferred Regulatory Assets (Continued)

iii.	In Brazil the government and the regulatory agencies are responsible for planning the Brazilian energy system. This strategic planning considers ITAIPU’s generation capacity as well as the need to recover its investments and costs within the period that the ITAIPU Binacional treaty is effective (up to 2023). At present moment, there are no anticipated changes in levels of demand and considering the current scenario it is unlikely that the demand for energy generated by ITAIPU will decrease. Regarding competition, currently there are no other companies that would be capable of producing at the same capacity levels as ITAIPU. Tariff planning is established at levels which enable the recoverability of its costs, which will be charged to and received from consumers. Historically the tariffs charged have been collected;

iv.	It is likely that future income, in an amount at least equal to the capitalized costs, which are the bases of ITAIPU’s tariffs, will be recovered.

b)	During 2001, the Federal Government instituted an electricity rationing plan in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil’s significant dependence upon electricity generated from hydrological resources. This rationing brought losses to the Company and other companies in the electricity sector in Brazil. As a result an industry-wide agreement was reached (the General Agreement of the Electricity Sector or the “General Agreement”) with the Federal Government, which provided resolution to rationing-related issues as well as to certain other electricity rate-related issues. The General Agreement provided for a rate increase intended to reimburse revenues lost as a result of the rationing program. Until January 2010, the increased rates will be in force in the electricity industry.

The assets recognized by the Company represent the amount expected to be recovered over the 24-month period following the balance sheet date, in accordance with EITF 92-7. The balances of the deferred regulatory assets are periodically compared with the Company’s forecasts for the amounts to be recovered, which are reviewed by management considering market events, regulatory changes and related circumstances. The related provision for losses is adjusted accordingly. The amount as of December 31, 2007 is net of a provision for losses in the amount of R$ 309,732, due to the expectation of losses in subsidiaries, since some of its customers moved to the “free consumers” category.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

11. Deferred Regulatory Assets (Continued)

The General Agreement also addressed Parcel A costs and losses from free energy.

Parcel A costs refer to certain costs that each distribution company is authorized to defer and recoup from its consumers through future rate adjustments. Parcel A costs are limited by the concession agreements to the cost of purchased power and certain other costs and charges not controlled by the Company. ANEEL established two rate increases with a view to recovering part of previously deferred Parcel A costs. The General Agreement provided a tracking account mechanism, created in October 2001 through Joint Ministerial Ruling No. 296, to record the changes in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred before January 1, 2001 are not recoverable through the tracking account mechanism. As a result, the Company has not recognized any regulatory asset relating to Parcel A costs incurred prior to 2001, except for the system services charges from September 2000 (as authorized by ANEEL).

Pursuant to Official Letter 2,396 issued by ANEEL on December 28, 2006 and based on studies conducted by its management, the Company recorded in the current year the amount of R$ 351,988 as an allowance for doubtful accounts, which is considered sufficient to cover any losses on these accounts receivable.

In compliance with Circular Letter ANEEL 2.409, of December 14, 2007, the Company recognized losses stemming from ‘free energy’ not billed by distributors within the period established in the regulations, corresponding to R$ 599,822 thousand. That is recorded in the account “impairment” in the group of operating cost and expenses.

The corresponding obligations of the same type were written-off, at an amount of R$ 300,136 thousand, and recorded in the account “impairment” in the group of operating cost and expenses, also fully accrued for. The net effect of the loss with the ‘free energy’ was R$ 299,686 thousand.

c)

As a result of amendments to Laws 10,637/2002 and 10,833/2003, which increased PIS/PASEP rates from 0.65% to 1.65%, and COFINS rate from 3% to 7.6%, respectively, and considering the right to include in the tariff these tax rate differences (Law 8,987/1995 and the contracts entered into by the Company), a

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

PIS/PASEP-and-COFINS Regulatory Asset corresponding to differences not passed on was recorded. This procedure was supported by the Official Circular Letters Nos. 2,093/2004-SFF/SRT/ANEEL, 2,306/2004-SFF/ANEEL, 190/2005-SFF/ANEEL and 302/2005-SFF/ANEEL.

Through the Ratifying Resolution no. 149/2005 and the Official Letter no. 160/2005-SRT/ANEEL, aiming at compensating for the financial and economic impact of higher PIS/PASEP and COFINS rates, ANEEL approved the recording of this R$ 152,235 Regulatory Asset, realized from July 2005 to July 2006 and now totally settled. All this was done through the invoicing of the Renda Anual Permitida (Annual Authorized Revenue).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

12. Loans and Financing Receivable

The Company maintains an investment policy to provide resources for the expansion of the Brazilian energy sector. Such resources have been granted to several companies in the energy industry, as follows:

	December 31,
	2007				2006
	Annual average rate	Current	Non- current	Total	Annual average rate	Current	Non- current	Total
CEMIG	6.76%	60,373	284,791	345,164	6.76%	49,630	237,238	286,868
COPEL	8.39%	188,828	1,104,299	1,293,127	8.33%	46,650	267,499	314,149
CEEE	9.33%	91,557	54,436	145,993	9.33%	68,701	104,198	172,899
DUKE	10%	147,992	865,083	1,013,075	10%	127,125	940,574	1,067,699
AES Tietê	10%	188,828	1,104,299	1,293,127	10%	162,201	1,200,652	1,362,853
AES Eletropaulo	9.85%	382,952	8,917	391,869	9.57%	367,422	23,977	391,399
Tractebel	12%	32,914	68,559	101,473	12%	89,245	93,402	182,647
CELPE	6.02%	16,974	82,851	99,825	6.04%	13,365	94,945	108,310
CEMAR	6.07%	9,081	284,790	293,871	7.97%	2,908	307,973	310,881
CESP	9.32%	25,291	245,098	270,389	9.44%	27,610	254,418	282,028
ITAIPU	7.07%	244	61,771	62,015
Other		204,179	551,781	755,960		331,755	1,097,963	1,429,718
Allowance for doubtful acounts		(80,630)	—	(80,630)		(51,629)	—	(51,629)

Total		1,268,583	4,716,675	5,985,258		1,234,983	4,622,839	5,857,822

Most of the related amounts are expected to be received in monthly repayments over an average 10-year period, subject to interest rates between 6.02% and 12% (2006 – 6.04% and 12%).

In the last quarter of 2006, the Company reversed the total amount of the allowance for doubtful accounts, amounting to R$ 350,847, established for credits associated with a financing granted to ELETROPAULO Metropolitana Eletricidade de São Paulo S.A. and long in arrears. Accordingly, ELETROBRÁS filed and won a legal action, declared final and unappealable, thus establishing ELETROBRÁS’s right to the receivable.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

12. Loans and Financing Receivable (Continued)

In June 2006, the High Court of Justice (STJ) handed down a unanimous decision that collection procedures should proceed as resolved by the STJ. More recently, the STJ unanimously rejected an appeal by way of case stated lodged by ELETROPAULO. ELETROBRÁS’s management is thereby allowed to proceed with collection and, supported by the opinion of its legal advisors, deems the realization of this receivable as virtually certain.

At December 31, 2007, these receivables amounted to R$ 372,748 (R$ 357,530 in 2006), after adjusting for 10% of interest as per original agreements signed with ELETROPAULO and reflected in the accounting records, which as updated by the indexes used by the STJ amounted to R$ 1,329,545. Company management, on a prudent and conservative basis, does not record the updated portion on the basis of credits different from those formally agreed, and will instead await the outcome of the collection procedures.

13. Recoverable Taxes

Recoverable taxes are composed as follows:

	December 31,
	2007	2006
Current income and social contribution taxes	1,847,382	1,468,549
VAT	1,013,146	1,084,008
Other	55,966	265,063

Total	2,916,494	2,817,620
(-) Current	(1,966,532)	(1,739,400)

Non-current	949,962	1,078,220

The recoverable VAT credits are being offset by the Company with VAT to be paid over a period of 48 months, in accordance with Brazilian tax legislation.

Out of the recoverable tax credits mentioned above, the amounts of R$ 763,721 and R$ 280,669, corresponding to IRPJ and CSLL liabilities, respectively, will be offset upon filing of the calendar year 2007 Corporate Income Tax Return – DIPJ/2008.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

14. Investments in Affiliates

ELETROBRÁS conducts a portion of its business through investments in companies accounted for using the equity and cost method. These non-consolidated companies are primarily engaged in distribution of energy.

		December 31,
	%	2007	2006
Equity investments
CEEE – Distribution	32.59	18,951	3,156
CEEE – Generation	32.59	105,234	74,348
EMAE	39.02	252,219	294,127
CEMAT	41.04	352,069	246,158
CTEEP	35.29	1,393,534	1,321,554
CEMAR	33.92	169,790	154,261
CELPA	34.24	274,790	325,156
Rede Lajeado	40.07	218,445	212,599
CEB Lajeado	40.07	61,233	60,513
EDP Lajeado	40.07	102,957	101,738
Paulista Lajeado	40.07	23,380	23,380

		2,972,602	2,816,990

Investments in electric energy companies, recorded at cost		1,850,027	1,335,007

		4,822,629	4,151,997

As part of the agreement, securities representing beneficiary parties (as described in Note 8c), in the amount of R$ 652,575 at December, 2007 (R$ 652,575 at December, 2006), were also acquired, issued by the related companies, with earnings equivalent to 10% of the profit determined annually by each of the Lajeado companies, which will be paid together with dividends of the referred companies. These securities may be converted into preferred shares, with no voting rights, in October 2032.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

14. Investments in Affiliates (Continued)

As discussed in Note 21, ELETROBRÁS is a defendant in several lawsuits in various trial stages. The following investments were given in guarantee of these lawsuits by ELETROBRÁS (Parent Company), assets that represent 5.30% of its total investment portfolio, as set out below:

	Investment balance		Guarantee %		Guarantee amount
Affiliate	2007	2006	2007	2006	2007	2006
CTEEP	1,393,534	1,321,554	82.61%	80.07%	1,151,198	1,058,168
EMAE	252,219	294,127	100.00%	100.00%	252,219	294,127
CESP	269,680	269,680	95.82%	98.67%	258,407	266,093
AES TIETE	23,047	23,047	94.43%	98,64%	21,763	22,734
COELCE	15,329	15,329	100.00%	100.00%	15,329	15,329
DUKE	3,344	3,344	62.48%	62.48%	2,089	2,089
CEMAT	352,069	246,158	97.30%	97.30%	342,563	239,512
CEB	3,528	3,528	100.00%	100.00%	3,528	3,528
CELPA	274,790	325,156	5.31%	5.31%	14,591	17,266
CELPE	4,689	4,689	70.32%	70.32%	3,297	3,297
CELESC	28,242	28,242	15.24%	15.24%	4,304	4,304
Other	124,185	116,507	87.39%	87.39%	108,525	100,745

	2,744,656	2,651,361			2,177,813	2,027,192

The underlying guarantees were provided to support 3,181 lawsuits in which the Eletrobras is a defendant as stated in Note 21. Those lawsuits are in various trial stages and, based on the advice of the Eletrobras’s legal advisors, management estimates the average term for a final lawsuit settlement at eight to ten years.

Eletrobras provisioned for contingencies regarding the lawsuits mentioned above in the amount of R$ 1,328,244 at December 31, 2007 (R$ 1,328,244 at December 31, 2006) and estimated that the maximum potential future payments is approximately R$3,000,000 as discussed in Note 21.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

15. Property, Plant and Equipment, net

Property, plant and equipment consists of the following:

	December 31, 2007
	Annual depreciation Rate	Cost		Accumulated depreciation	Total
		In service	In progress
Generation
Hydroelectric	2% - 5%	81,428,583	3,955,789	(42,469,132)	42,915,240
Nuclear	2% -5%	6,133,475	2,721,749	(1,884,820)	6,970,404
Thermoelectric	2% -5%	1,859,010	1,000,822	(916,753)	1,943,079
		89,421,068	7,678,360	(45,270,705)	51,828,723
Transmission	2%-5%	32,605,770	4,800,073	(14,975,966)	22,429,877
Distribution	2%-5%	1,751,470	342,986	(1,714,534)	379,922
Administration	4%-20%	784,054	337,857	(380,884)	741,027

Total		124,562,362	13,159,276	(62,342,089)	75,379,549

	December 31, 2006
	Annual depreciation Rate	Cost		Accumulated depreciation	Total
		In service	In progress
Generation
Hydroelectric	2% - 5%	80,656,548	6,916,768	(40,854,151)	46,719,165
Nuclear	2% - 5%%	6,113,365	2,379,294	(1,701,438)	6,791,221
Thermoelectric	2% - 5%	1,782,248	1,060,198	(903,478)	1,938,968
		88,552,161	10,356,260	(43,459,067)	55,449,354
Transmission	2% - 5%	30,926,815	5,189,357	(14,126,884)	21,989,288
Distribution	2% - 5%	1,558,975	320,421	(1,579,457)	299,939
Administration	4%-20%	714,674	411,544	(325,650)	800,568

Total		121,752,625	16,277,582	(59,491,058)	78,539,149

Depreciation for the years ended December 31, 2007, 2006 and 2005 totalled R$ 2,851,031, R$ 3,364,032 and R$ 3,309,755, respectively.

The Company incurred interest costs of R$ 664,077, R$ 732,380 and R$ 1,046,719 for the years ended December 31, 2007, 2006 and 2005, of which R$ 458,384, R$ 524,940 and R$ 890,734 were capitalized, respectively.

Under Brazilian law, the Company’s power generation, transmission and distribution assets may not be retired, disposed of, transferred, sold or mortgaged without the prior authorization of ANEEL. The proceeds received from the disposal of assets must be deposited in a restricted bank account and used in the purchase of other concession assets.

Additionally, the Company cannot use the assets relating to the electric power utility concession contract as collateral.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16. Loans and Financing

	2007
				Principal		2006
	Annual average rate		Interest amount	Current portion	Long-term	Total	Maturity	Guarantee
Foreign currency
Banco Internacional de Reconstrução e Desenvolvimento – BIRD	5.25%		—	—	—	745	2006 to 2014	Guaranteed by Federal Government
Banco Interamericano de Desenvolvimento – BID	5.62%		4,578	32,957	313,091	473,621	2006 to 2018	Guaranteed by Federal Government
Comitê Andino de Fomento – CAF	8.06%		1,934	6,959	184,089	249,310		-
Kreditanstalt fur Wiederaufbau – KFW	5.73%		479	47,610	123,378	212,216		Guaranteed by Federal Government
AMFORP & BEPCO	6.50%		—	296	303	1,825		Guaranteed by Federal Government
Dresdner Bank	6.25%		382	35,859	111,625	186,893		Guaranteed by Federal Government
Dresdner Bank	7.75%		4,052	—	531,390	646,292		-
Ex-Im Bank	2.15%		1,721	34,767	330,291	455,353		Guaranteed by Federal Government
Others	—		558	97,129	34,699	126,318		-

			13,704	255,577	1,628,866	2,352,573

Others
Federal Treasury – ITAIPU	4.1	% to 8.49%	6,202	1,342,651	18,411,218	28,694,871	2006 to 2013	-

			6,202	1,342,651	18,411,218	28,694,871

			19,906	1,598,228	20,040,084	31,047,444

Local currency
Credit Rights Investment Fund (“fidc”)	1.38	% , 1.8% and Selic	—	306,419	277,296	1,020,605	2006 to 2010	Credit rights
Others			32,162	230,068	2,009,663	2,196,039

			32,162	536,487	2,286,959	3,216,644

Total			52,068	2,134,715	22,327,043	34,264,088

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16. Loans and Financing (Continued)

In the fourth quarter of 2005, ELETROBRÁS completed the issuance of US$ 300,000 bonds in the international market, an operation conducted by Dresdner Kleinwort Wasserstein Bank.

These 10-year bonds mature and are fully redeemable on November 30, 2015, with half-yearly interest at 7.75% and yield of 7.87% p.a. for purchases on the issue date.

The Company also obtained in November 2005 loans from Corporación Andina de Fomento – CAF and Banco Santander, in the amount of US$ 100,000, subject to Libor plus 1.96% p.a. and maturity in 10 years.

The funds raised through these operations are intended for the ELETROBRÁS system’s investment program for fiscal year 2007.

In May, 2005, the subsidiary FURNAS assigned certain credits to an investment fund (“credit rights investment fund”). This operation was performed in order to raise funds for FURNA’s investment program. Total credit assigned was R$ 1,245,050, at discount rates of 1.38% and 1.80% p.a. The associated cash flows are restated based on the annual SELIC interest rate set by the Brazilian Central Bank (“BACEN”) for the period from the assignment date to the last business day before the payment date. FURNAS remains the collection agent.

Composition of foreign financings by currency:

	December 31,
Currency	2007	2006
US$	20,972,106	27,942,700
EURO	319,333	1,862,847
YEN	366,779	1,241,897

Total	21,658,218	31,047,444

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16. Loans and Financing (Continued)

•	Maturities of long-term financing:

The long-term portion at December 31, 2007 becomes due in the following years:

As of December 31, 2007
2009	1,137,710
2010	1,247,429
2011	1,372,185
2012	1,633,610
2013	1,369,712
2014 and thereafter	15,566,397

22,327,043

The Company’s debt agreements contain covenants, which the Company was in compliance with as of December 31, 2007.

Financial institutions abroad do not require guarantees from the Company, and most of the Company’s financing in Brazil is guaranteed by the Federal Government. The proceeds of the financings have generally been used by the Company for working capital and to finance the expansion of its electric power generation, transmission and distribution systems. The Company does not provide guarantees for the debt of third parties or investees.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16. Loans and Financing (Continued)

•	Maturities of long-term financing: (Continued)

a) Fund raising in international markets

i)	Ongoing funding – At a meeting held on July 31, 2007, the Company’s Board of Directors resolved that funds should be raised in the international markets, in an amount capped at US$ 600,000, to provide for investments foreseen in 2008.

The fund-raising program will be implemented through performance of a financial transaction to be carried out consistently with market conditions and at the lowest cost to ELETROBRÁS.

The objective of this fund-raising initiative, as provided for in ELETROBRÁS investment program, is to finance investments in the electric power generation and transmission segments.

ii)	Fund-raising completed – Until the date of these Financial Statements, the funds raised by ELETROBRÁS in 2007 with financial institutions China Development Bank and BNP Paribas, in the amount of US$ 430,000 had not been disbursed. This financing is earmarked for building UTE Candiota II, Phase C, under the responsibility of subsidiary CGTEE, under the following terms and conditions:

a)	Executed under the provisions of the Brazil-China Bilateral Agreement-Federal Senate Resolution No. 34;

b)	Amortization over a 16-year term in semiannual installments;

c)	Four years’ grace period; and

d)	Libor annual interest.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16. Loans and Financing (Continued)

•	Maturities of long-term financing: (Continued)

b) Fund raising in the domestic market

Other financing contracts currently in progress:

i)	From BNDES, in the amounts of R$ 1,034,410 and R$ 183,330, earmarked for financing projects in subsidiaries FURNAS and ELETROSUL, respectively, under the following (foreseen) conditions:

a)	Amortization over a 16-year term in semiannual installments;

b)	Two years’ grace period; and

c)	Monthly interest by reference to TJLP + 1.91% p.a.

ii)	From Banco da Amazônia – BASA, in the amount of R$ 193,330, earmarked for financing projects in subsidiary FURNAS, under the following (foreseen) conditions:

a)	Amortization over a 16-year term in semiannual installments;

b)	Two years’ grace period; and

c)	Monthly interest by reference to TJLP + 1.91% p.a.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

17. Taxes Payable

	December 31,
	2007	2006
Income and social contribution taxes	1,443,604	1,138,195
PASEP and COFINS	155,687	133,016
ICMS (VAT)	185,879	127,260
PAES (a)	1,196,982	1,326,456
Others	286,086	223,595

Total	3,268,238	2,948,522
(-) Current	(1,955,794)	(1,524,744)

Long-term	1,312,444	1,423,778

a)	Refers to a special tax-payment-in-installments scheme which Furnas, Eletronorte and Eletrosul decided to join (begin in 2003, and last payment in August,2018) in a view to settling their debts to the Federal Revenue Service and to the Social Security Agency. The amount to be paid to Federal Revenue Service (SRF) represents 1.5% of monthly sales, payable in up to 180 months and with the debit balance restated based on the Long-term Interest Rate (TJLP).

18. Federal Treasury Credits

	December 31,
	2007		2006
	Short-term	Long-term	Short-term	Long-term
Acquisition of CEEE	50,439	386,888	41,660	405,855
Indemnity Obligation	—	302,279	—	—
Others	7,711	37,822	9,463	53,953

	58,150	726,989	51,123	459,808

As of May 30, 2007, Law 11,480 was enacted, which authorized ELETROBRÁS to negotiate the elimination of the adjustment factor from the financing contracts entered into with ITAIPU Binacional and the assignment of credits with the National Treasury starting in 2007.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

18. Federal Treasury Credits (Continued)

Article 1 of the mentioned Law establishes that it is assured to ELETROBRÁS to keep the full flow or amounts received associated with the elimination of the adjustment factor from the financing contracts.

Besides, Decree 6.265 of November 22, 2007 was also passed, with the objective of regulating the commercialization of electricity of ITAIPU Binacional, defining the different rate to be applied to the energy transfer tariff, creating an accounting receivable, corresponding to an annual factor taken from financing to be annually included in the tariff for transfer of energy starting in 2008.

Article 6 of the mentioned Law authorized ELETROBRÁS to include the difference referring to the elimination of the annual adjustment factor to the energy transfer tariff of power from ITAIPU Binacional, whose values should be annually defined through an Interministry ordinance of the Finance Ministry and Ministry of Mining and Energy. The energy transfer tariff in effect in 2008 includes an amount of R$ 65,196 thousand, (or US$36,807 thousand), and was approved by Interministry ordinance MME/MF 318/2007.

In relation to that, in 2007, the Company recognized a regulatory asset presented under the caption “Others” in Noncurrent assets, arising from the commercialization of the electricity of ITAIPU Binacional at an amount of R$ 590,025 thousand, (US$ 333,103 thousand), established by Interministry ordinance MME/MF 318/2007 of December 17, 2007. From that amount, R$ 302,279 thousand, (US$ 170,654 thousand), will be transferred to the National Treasury until 2023. Such amounts will be realized by means of inclusion to the energy transfer tariff, to be implemented until 2023.

Therefore, the loss of financial revenue of ELETROBRÁS caused by the elimination of the adjustment factor from financing contracts executed with ITAIPU Binacional was offset by its addition to the energy transfer tariff, not generating losses to the Company.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

19. Decommissioning of Nuclear Power Plant

Decommissioning is a series of measures required to safely retire the nuclear facilities (Angra I and Angra II), with the objective of reducing residual radioactivity to levels compatible with the multi-purpose use of the places where they are located. In the case of Brazilian thermo-nuclear plants, the deactivation alternative method consists of totally dismantling the plant after quarantine 15 years (SAFSTOR)

Measurement of asset retirement obligations is based on current national and international laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

a) Decomissioning of Nuclear Power Plant

Eletronuclear (ELETROBRAS, wholly owned subsidiary) is legally obligated, under the provisions of article 16 of law 10.308/2001, for the initial waste deposits of Angra I and Angra II, so such costs are included in the asset retirement obligation estimate for both plants. Under the provisions of article 17 of Law No. 10308/2001, the cost to deposit intermediate waste as well as the cost to deposit the final waste will be incurred by CNEN – Comissão Nacional de Energia Nuclear (National Commission of Nuclear Energy) and, therefore, such costs are not included in ELETROBRAS asset retirement obligation estimate. However, the cost of deposit for waste deriving from the decommissioning program activities is included. Moreover, article 18 thereof establishes that the cost of intermediary and final waste deposit service will be reimbursed to CNEN by the deposit users, in accordance with the table approved by the CNEN decision-making commission to be effective from the first working day following that of its publication in the Federal Official Gazette.

With Angra II becoming operative in 2000, new studies on decommissioning costs were conducted, taking as a reference estimates applicable to a set of 17 US plants and 10 European, Canadian and Japanese plants which are at different decommissioning stages, as well as criteria set by the USA’s NRC – Nuclear Regulatory Commission. These criteria were used in studies of plants similar to the Brazilian ones, including a specific study conducted at the Krisko plant, which is considered as Angra I’s twin sister.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

19. Decommissioning of Nuclear Power Plant (Continued)

a) Decommissioning of Nuclear Power Plant (Continued)

On December 31, 2007, the fair value in accordance with SFAS 143 liabilities related to Angra I and Angra II was R$ 191,327 (R$ 204,620 in 2006). The changes in the referred provision are as follows:

	Angra I	Angra II	Total
December 31, 2006	170,815	33,805	204,620
Accretion/(deccretion)	(5,647)	27,449	21,802
Exchange variation	(29,298)	(5,797)	(35,095)

December 31, 2007	135,870	55,457	191,327

The future cost for deactivation of Angra I and Angra II are estimated in the amount of US$ 197,816 and US$ 240,000 and the end of the plant’s useful life are projected to December 2014 and August 2030, respectively.

Recently, the Company management reviewed and adjusted the related amounts, in addition to defining parameters and regulations to set up financial reserves required for the nuclear power plant decommissioning coverage. Thus, estimated cost corresponded to US$ 307,000 and US$ 426,000 to Angra I and Angra II, respectively. The plant’s economic useful life was revalued to 40 years.

A basic assumption for build-up of liabilities for decommissioning of nuclear power plants is that the estimated amount for its realization must be reviewed throughout the facilities’ economic life, considering the technological advances, in order to allocate the related accrual period of costs to be incurred with the technical operational deactivation.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

19. Decommissioning of Nuclear Power Plant (Continued)

a) Decommissioning of Nuclear Power Plant (Continued)

It is important to state that the Company management believes technological changes are not significantly affecting the cost estimate since the last technical report prepared and included in the Report of Technical Studies dated 01/21/2002. Regardless of this fact, management has already begun the process of updating the plant decommissioning report. The Work Group finished the new report of technical studies in December 2007.

In this context, the activities of the Work Group established through Circular Letter CGE No. 017/2007, dated 04/16/2007, for purposes of reviewing and updating amounts, defining parameters and proposing regulations for establishment of financial reserves necessary to cover plant-decommissioning expenses.

The Brazil’s legislation does not provide for regulations for establishment and management of financial resources to cover decommissioning expenses, contrary to most of the countries that have nuclear reactors in operation.

The purpose of this fund is so that users of the energy produced by the plant have the responsibility of bearing the costs of both the production of such energy and related future costs.

The Regulating Agency (ANEEL) has already authorized the inclusion in the tariff to be applied by the nuclear power plants of an amount for establishment of the financial resources intended for its dismantling.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

19. Decommissioning of Nuclear Power Plant (Continued)

a) Decommissioning of Nuclear Power Plant (Continued)

Furthermore, there would be certain legal restrictions for state companies to directly acquire public securities that bear interest and monetary update compatible with the future destination of the funds.

Eletrobrás’ legal department, however, prepared a report concluding that, despite the restrictions, it would be possible to request authorization from the Economic authorities to make investments for the purpose of backing decommissioning costs of the Angra power plants.

We should point out that current Brazilian legislation ruling nuclear power plant decommissioning does not establish when the effective decommissioning will take place, nor does it define the procedures to be implemented, the amounts to be spent and the treatment to be given in the event of insufficient or excess financial resources on occasion of the disbursements.

b) Nuclear waste

Eletronuclear manages Low, Medium and High Activity radioactive waste. Low Activity waste includes disposable materials from the nuclear plants, Average Activity waste is fluid purification resin and High Activity scrap are the used fuel elements.

Accordingly, Eletronuclear built and operates two initial deposits for storage of low and medium activity waste, located in Central Almirante Álvaro Alberto, in Angra dos Reis. Such deposits are undergoing expansion and improvement, in order have the capacity to store waste during the entire life of Central.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

19. Decommissioning of Nuclear Power Plant (Continued)

b) Nuclear waste (Continued)

For high activity waste, Eletronuclear built and operates two initial deposits (used fuel pools), inside Angra 1 and Angra 2 power plants, will build facilities, denominated Angra 1 and Angra 2 Initial Deposit and facilities denominated Initial Deposit for Irradiated Fuel (high activity waste) to store fuel elements in the pool, which, associated with nuclear power plant internal storage pools, will have the capacity to store irradiated fuel elements used in the Angra 1 and Angra 2 reactors throughout the useful lives of such units.

We highlight that the decommissioning costs include the services referring to removal and initial disposal of the low and average activity waste, referring to the decommissioning process. Those costs do not include services referring to storage and subsequent intermediate and final disposal of the irradiated fuel elements, which, according to article 18 of Law No. 10308/01, must be passed on to CNEN (National Nuclear Energy Commission) when incurred.

Considering the lack of technical procedures and rules from CNEN and the limited international experience regarding disposal and final use of high activity waste, and also because of the lack of a location for definitive disposal of waste in Brazil (waste disposal location, means of transportation of waste, distance from nuclear power plants, procedures and rules to be issued by CNEN, level of waste decontamination, etc.), it is currently impossible to quantify costs for the final disposal of high-activity waste in intermediate and final deposits, outside Central (expenditures of responsibility of CNEN).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits

The following table shows the companies (sponsors) belonging to the ELETROBRÁS group and their postemployment defined benefits valued under SFAS 87, 88, 106, 132R and 158. Column 2 indicates the pension trust funds in charge of pension benefits’ management of each sponsor. According to Brazilian law qualified pension trust funds are legally separated from the sponsoring companies.

Types of postemployment benefits by sponsor of the ELETROBRÁS Group

Company (sponsor)	Pension trust fund	Pension plan	Other postretirement benefits
			Life insurance	Medical plan	Postretirement indemnity
ELETROBRÁS	ELETROS	X	X
ELETRONORTE	PREVINORTE	X		X
CHESF	FACHESF	X	X
ELETROSUL	ELOS	X		X
ELETRONUCLEAR	NUCLEOS/REAL GRANDEZA	X	X	X
FURNAS	REAL GRANDEZA	X	X	X
CGTEE	ELETROCEE	X		X
ITAIPU BRAZIL	FIBRA	X	X	X
ITAIPU PARAGUAY	CAJA	X	X	X	X

Due to the decentralized structure of the Eletrobrás Group, each company (ELETROBRÁS, ITAIPU Brazil, ITAIPU Paraguay, ELETRONORTE, FURNAS, ELETRONUCLEAR, CHESF, ELETROSUL and CGTEE) sponsors its own package of employee benefits. In this context, there is a wide array of defined postemployment benefits provided by the Group. As a whole, the Group provides for current and future retirees and their beneficiaries:

•	Immediate and vested deferred joint life annuities;

•	Medical, dental and pharmacy benefits;

•	Lump-sum indemnity benefits at retirement;

•	Whole life insurance; and

•	Special termination benefits.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

On the next pages, the consolidated results are disclosed according to SFAS 132R as amended by SFAS 158. The measurement date for each year is December, 31st. The fair value of pension plan assets was also measured as of December 31st of each corresponding year. The assets used in the calculation for US GAAP purpose are net of accounts payable, other funds not available to pay pension benefits and outstanding debt contracts of the sponsoring companies that were recorded as pension plan assets for local accounting purposes.

Table 1 presents a summary of consolidated results for both pension benefits and other postemployment benefits.

Table 1 - Summary of Results – Employee Benefits – Eletrobrás Group	2007	2006	2005
Accrued pension obligation (SFAS 87)	(1,082,103)	(2,230,169)	(1,486,046)
Complement due to additional minimum liability (SFAS 87 before SFAS 158)	—	—	(983,170)
Complement due to outstanding employer debts for pension funding	—	(473,461)	(327,378)
Accrued benefit obligation – Other postemployment benefits (SFAS 106)	(1,260,580)	(1,222,547)	(818,299)

Net amount recognized as postemployment benefit liability	(2,342,683)	(3,926,177)	(3,614,893)

Current liability (unfunded OPEB of next period)	(37,972)	(36,522)	(56,292)
Non-current liability	(2,304,711)	(3,889,655)	(3,558,601)

Net amount recognized as pension intangible asset (SFAS 87 before SFAS 158)	—	—	1,204

Charge to AOCI due to additional minimum liability (SFAS 87 b. SFAS 158)	—	—	981,966
Charge to AOCI upon adopting SFAS 158 – Pension benefits	402,318	1,176,500	—
Charge to AOCI upon adopting SFAS 158 – Other postemployment benefits	258,086	307,865	—

Net amount recognized in accumulated other comprehensive income	660,404	1,484,365	981,966

Net periodic benefit cost – Pension Benefits	243,641	247,803	300,364
Net periodic benefit cost – Other Postemployment Benefits	154,235	137,899	118,871

Total net periodic benefit cost	397,876	385,702	419,235

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

a.1) Disclosure of Pension Benefits

Table 2a - Consolidated Results of Pension Benefits – Change in PBO

Change in projected benefit obligation	2007	2006	2005
Projected benefit obligation at beginning of year	14,578,981	13,510,946	12,183,642
Service cost	241,814	230,614	212,447
Interest cost	1,360,312	1,328,147	1,304,239
Contributions to defined contribution account balances	47,983	31,942	23,502
Actuarial (gain)/loss	697,559	267,024	522,590
Curtailments	(29,767)	(17,178)	—
Settlements	(146,261)	(118,605)	—
Obligation increase due to new plan and plan amendments	22,557	200,586	—
Postretirement indemnity disregard	—	(105,084)	—
Gross benefits paid	(727,329)	(685,171)	(662,054)
Inclusion of Itaipu Paraguay into consolidated results	—	—	—
Foreign exchange effect due to Itaipu Paraguay	(182,593)	(64,240)	(73,420)

Projected benefit obligation at end of year	15,863,256	14,578,981	13,510,946

Table 2b - Consolidated Results of Pension Benefits – Change in Plan Assets

Change in plan assets	2007	2006	2005
Fair value of plan assets at beginning of year	12,348,812	10,348,501	8,872,777
Actual return on plan assets	2,690,255	1,942,286	1,410,591
Employer contributions	634,507	673,450	691,142
Employee contributions	123,426	114,783	103,858
Gross benefits paid	(727,329)	(685,171)	(662,054)
Asset increase due to new plan	—	187,554	—
Settlements	(189,151)	(184,978)	—
Foreign exchange effect due to Itaipu Paraguay	(99,367)	(47,613)	(67,813)

Fair value of plan assets at end of year	14,781,153	12,348,812	10,348,501

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

a.1) Disclosure of Pension Benefits (Continued)

Table 2c - Consolidated Results of Pension Benefits – (A)PPC

(Accrued) prepaid pension cost at end of year	2007	2006	2005
Funded status at end of year	(1,082,103)	(2,230,169)	(3,162,445)
Unrecognized net actuarial (gain)/loss	—	—	1,674,008
Unrecognized prior service cost	—	—	1,621
Unrecognized net transition obligation	—	—	770

(Accrued) prepaid pension cost at end of year	(1,082,103)	(2,230,169)	(1,486,046)

Table 2d - Consolidated Results of Pension Benefits - Minimum Liability

Minimum liability at end of year	2007	2006	2005
Accumulated benefit obligation	—	—	(8,939,885)
Additional minimum liability	—	—	(983,170)
Intangible asset	—	—	1,204
Charge to equity – Accumulated other comprehensive income	—	—	981,966
U.S. GAAP minimum liability	(1,082,103)	(2,230,169)	(2,469,216)

Table 2e - Consolidated Results of Pension Benefits - AOCI upon SFAS 158

Amounts recognized in Accumulated Other Comprehensive Income after adoption of SFAS 158	2007	2006	2005
Recognition of net actuarial loss/(gain)	321,186	1,178,154	—
Recognition of prior service cost	85,173	3,793	—
Recognition of transition obligation	—	—	—
Special termination benefit plan	(4,041)	(5,447)	—

Total amount recognized in AOCI upon adopting SFAS 158	402,318	1,176,500	—

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

a.1) Disclosure of Pension Benefits (Continued)

Table 2f - Consolidated Results of Pension Benefits - NPPC

Net periodic pension cost	2007	2006	2005
Service cost (net of expected employee contributions)	151,606	140,895	136,120
Interest cost	1,360,312	1,327,141	1,304,239
Expected return on assets	(1,305,253)	(1,263,057)	(1,165,114)
Amortization of transition obligation (asset)	—	642	768
Amortization of prior service cost	(3,895)	252	252
Amortization of actuarial (gain)/loss	40,871	41,930	24,099

Total net periodic pension cost	243,641	247,803	300,364

Not all sponsors of ELETROBRÁS Group generated additional minimum liability (AML), as shown below. This is the reason for a higher AML than the difference between the consolidated Accumulated Benefit Obligation (ABO) and the consolidated fair value of plan assets.

Table 3 - Composition of Additional Minimum Liability

Composition of additional minimum liability	2007	2006	2005
ELETROBRÁS	—	—	—
CGTEE	—	—	(6,954)
CHESF	—	—	(693,401)
ELETROSUL	—	—	—
ELETRONUCLEAR (NUCLEOS)	—	—	—
ELETRONUCLEAR+FURNAS (REAL GRANDEZA)	—	—	(253,526)
ELETRONORTE	—	—	(29,289)
ITAIPU BRAZIL	—	—	—
ITAIPU PARAGUAY	—	—	—

Total	—	—	(983,170)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

a.1) Disclosure of Pension Benefits (Continued)

Table 4 - Rollforward of (Accrued) Prepaid Pension Cost

Rollforward of (accrued) prepaid pension cost	2007	2006	2005
(Accrued) Prepaid benefit cost at beginning of year	(2,230,169)	(1,486,046)	(1,957,314)
Net periodic pension cost	(243,641)	(247,803)	(300,364)
Employer contributions	634,507	673,450	691,142
Recognition of actuarial gain (loss) upon SFAS 158	786,080	(1,118,188)	—
Recognition of prior service cost upon SFAS 158	(81,380)	(3,793)	—
Foreign exchange effect due to Itaipu Paraguay	83,226	10,054	15,352
Other adjustments	(30,726)	(57,843)	65,138

(Accrued) prepaid benefit cost at end of year	(1,082,103)	(2,230,169)	(1,486,046)

a.2) Pension Benefits – Balance Sheet Recognition

Table 5 summarizes the balance sheet recognition of pension benefits under US GAAP.

Table 5 - Balance Sheet Recognition of Pension Benefit Obligation

Pension benefits – balance sheet recognition	2007	2006	2005
U.S. GAAP pension liability (see table 2c/2d)	(1,082,103)	(2,230,169)	(2,469,216)

Outstanding employer’s debt contract (see table 6)	(1.732.006)	(2.083.779)	(2.290.241)

Recorded liability in U.S. GAAP balance sheet	(1.082.103)	(2.703.630)	(2.796.594)

Until 2006, for each segment whose US GAAP’s pension liability (as shown in the table 2d under “US GAAP minimum liability”) was lower than the outstanding debt contract of the sponsor, the amount of the outstanding debt contract prevailed as the ultimately recorded US GAAP liability of that segment. This explains why all ultimately recorded US GAAP liabilities were higher than or at least equal to both the minimum liabilities under SFAS 87 (first line of table 5) and the amounts of the outstanding debt contracts (second line of table 5).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

a.2) Pension Benefits – Balance Sheet Recognition (Continued)

Outstanding employer’s debt contracts are clear-cut formal financial agreements between the employer and the employees, under which the employer commits to follow a financially preset schedule of supplemental contributions in order to amortize underfunded past service cost.

For the year of 2007, the accounting policy was significantly changed. The amounts related to outstanding employer’s debt contract is no longer recorded as the pension liability. The amounts recorded as the pension liability are obtained directly as the liability calculated according to SFAS-87.

Tables 6a and 6b illustrate the change in the accounting policy described above.

Table 6a – Break-down of recorded U.S. GAAP liability by segment as of December 31, 2006

Previous accounting policy	Total U.S. GAAP net pension (liability) asset (a)	Outstanding employer’s debt contract (b)	Recorded (liability) asset in U.S. GAAP balance sheet
Eletrobrás	85,658	—	85,658
Eletronorte	(5,597)	(22,601)	(22,601)
Chesf	(805,788)	(803,739)	(805,788)
Eletrosul	(1,137)	(28,949)	(28,949)
Eletronuclear (Nucleos)	(108,091)	—	(108,091)
Furnas+ Eletronuclear (FRG)*	(799,845)	(1,228,490)	(1,228,490)
CGTEE	(6,467)	—	(6,467)
Itaipu Brazil	(104,722)	—	(104,722)
Itaipu Paraguay	(484,180)	—	(484,180)

Total	(2,230,169)	(2,083,779)	(2,703,630)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

a.2) Pension Benefits – Balance Sheet Recognition (Continued)

Table 6b – Break-down of recorded U.S. GAAP liability by segment as of December 31, 2007

New adopted accounting policy	Total U.S. GAAP net pension (liability) asset (a)	Outstanding employer’s debt contract (b)	Recorded (liability) asset in U.S. GAAP balance sheet
Eletrobrás	88,503	—	88,503
Eletronorte	29,757	(14,523)	29,757
Chesf	(510,771)	(548,757)	(510,771)
Eletrosul	2,866	(30,822)	2,866
Eletronuclear (Nucleos)	(95,060)	—	(95,060)
Furnas+ Eletronuclear (FRG)*	(62,955)	(1,137,904)	(62,955)
CGTEE	3,545	—	3,545
Itaipu Brazil	(17,495)	—	(17,495)
Itaipu Paraguay	(520,493)	—	(520,493)

Total	(1,082,103)	(1,732,006)	(1,082,103)

(*)	Debt contract of Furnas and Eletronuclear with regard to pension fund Fundação Real Grandeza consisting of R$ 1,001,242 (Furnas) and R$ 136,661 (Eletronuclear).

As shown above, the decision to recognize directly the pension liability calculated under the SFAS-87 rules caused an impact, mostly because of the significant difference between the liability obtained for Furnas and its outstanding debt contract.

If the accounting policy had not been changed, the total amount recorded as the pension liability would be R$ 2,273,006.

The consolidated impact caused by the decision of changing the accounting policy is R$ 1,190,903.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

b)	Disclosure of Other Postemployment Benefits (OPEB) – consolidated results and balance sheet recognition

In the period that encompasses the statutory financial statements from years 2004 to 2007, the ELETROBRÁS Group did not recognize any liability related to postemployment benefits other than pension. Therefore, the adjustments made in the US GAAP balance sheet imply a full recognition of accrued defined benefit costs under SFAS 106’s rules, as shown in table 7:

Table 7a - Consolidated Results OPEB – APBO and (A)PBC

OPEB	2007	2006	2005
APBO at beginning of year	1,222,547	1,057,641	894,311
Service cost	32,486	30,007	26,650
Interest cost	104,993	95,354	87,081
Actuarial (gain)/loss	(7,071)	89,272	99,909
Gross benefit paid	(35,389)	(28,060)	(24,681)
Inclusion of Itaipu Paraguay	(3,323)	—	—
Foreign exchange (Itaipu Paraguay)	(53,663)	(21,667)	(25,629)

APBO at end of year	1,260,580	1,222,547	1,057,641

Funded status at end of year	(1,260,580)	(1,222,547)	(1,057,641)
Unrecognized net actuarial (gain)/loss	—	—	239,342
Unrecognized prior service cost	—	—	—
Unrecognized net transition obligation (asset)	—	—	—

(Accrued) prepaid benefit cost at end of year	(1,260,580)	(1,222,547)	(818,299)

Table 7b - Consolidated Results OPEB – NPBC

OPEB – Net Periodic Benefit Cost	2007	2006	2005
Service cost (net of employee contributions)	32,486	30,007	26,650
Interest cost	104,993	95,354	87,081
Expected return on assets	—	—	—
Amortization of transition obligation (asset)	—	—	(386)
Amortization of prior service cost	—	—	—
Amortization of actuarial (gain)/loss	16,756	12,538	5,526

Net periodic benefit cost	154,235	137,899	118,871

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

b) Disclosure of Other Postemployment Benefits (OPEB) – consolidated results and balance sheet recognition (Continued)

Table 7c - Consolidated Results OPEB – AOCI upon SFAS 158

Amounts recognized in accumulated other comprehensive income upon adopting SFAS 158	2007	2006	2005
Recognition of net actuarial loss/(gain)	262,281	308,639	—
Recognition of prior service cost	(3,323)	—	—
Recognition of transition obligation	—	—	—
Special Termination Benefit Plan (under FAS 88 rules)	(872)	(774)	—

Total amount recognized in AOCI after adoption of SFAS 158	258,086	307,865	—

c) Valuation assumptions

The following valuation assumptions were used when determining the Defined Benefit Obligations and the Net Periodic Benefit Costs under SFAS 87 and SFAS 106.

Table 8 - Valuation assumptions by segment as of December 31, 2007

Actuarial assumptions	Eletrobrás	CGTEE	Chesf		Eletrosul	Eletronuclear	Furnas	Eletronorte	Itaipu Brazil	Itaipu Paraguay
Discount rate	10.77%	10.77%	10.77%		10.77%	10.77%	10.77%	10.77%	10.77%	6.00%
Expected return on plan assets	10.94%	11.73%	11.61%		10.77%	10.85%	11.54%	10.77%	11.59%	6.00%
Future salary increases	7.64%	7.11%	5.54	%(*)	8.16%	7.64%	7.11%	7.64%	7.64%	3.00%
Health care cost trend rate (leveled rate)	N/A	7.64%	N/A		7.64%	7.64%	7.64%	7.64%	7.64%	3.00%
Mortality table (healthy lives)	AT-83	AT-83	AT-83		AT-83	AT-83	AT-83	AT-83	AT-83	AT-83

(*)	For the CHESF DC Plan, the assumption of future salary increases is 7.11%.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

d) Additional information as required by SFAS 132r

The following tables present SFAS 132r’s complementary disclosure requirements by segment as of December 31, 2007.

Table 9a - Pension Benefits - Complementary Disclosure under SFAS 132r

	Pension benefits as of December 31, 2007
	Pension benefits
	Eletrobrás	CGTEE	CHESF	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay	Eletrobrás consolidated
Change in projected benefit obligation
Projected benefit obligation at beginning of year	1,813,913	109,686	3,007,500	542,434	708,666	5,272,672	737,885	1,323,958	1,062,268	14,578,982
Service cost	14,320	3,672	39,991	17,249	28,892	53,382	2,647	39,070	42,591	241,814
Interest cost	165,858	10,775	296,436	53,251	69,527	509,335	73,910	129,155	52,065	1,360,312
Contributions (DC Plan - account balance)	—	—	—	—	—	—	47,983	—	—	47,983
Actuarial (gain)/loss	312,133	2,551	117,052	34,770	3,141	86,846	29,862	11,771	99,433	697,559
Curtailments	(29,767)	—	—	—	—	—	—	—	—	(29,767)
Settlements	(146,261)	—	—	—	—	—	—	—	—	(146,261)
Obligation increase due to new plan and plan amendments	—	—	—	—	22,557	—	—	—	—	22,557
Gross benefit paid	(105,486)	(2,360)	(177,778)	(14,939)	(19,163)	(295,900)	(34,254)	(56,320)	(21,129)	(727,329)
Foreign exchange effect due to Itaipu Paraguay	—	—	—	—	—	—	—	—	(182,593)	(182,593)
Projected benefit obligation at end of year	2,024,710	124,324	3,283,201	632,765	813,620	5,626,335	858,033	1,447,634	1,052,635	15,863,257

Change in plan assets
Fair value of plan assets at beginning of year	1,899,571	103,219	2,201,712	541,297	600,575	4,472,827	732,288	1,219,236	578,087	12,348,812
Actual return on plan asset	484,291	22,222	511,266	82,548	110,631	1,073,689	139,372	220,297	45,939	2,690,255
Employer contributions	14,756	3,079	212,496	18,399	20,765	281,153	30,574	33,238	20,047	634,507
Plan participants’ contributions	9,232	1,709	24,734	8,326	5,752	31,611	19,810	13,688	8,564	123,426
Gross benefit paid	(105,486)	(2,360)	(177,778)	(14,939)	(19,163)	(295,900)	(34,254)	(56,320)	(21,129)	(727,329)
Settlements	(189,151)	—	—	—	—	—	—	—	—	(189,151)
Foreign exchange effect due to Itaipu Paraguay	—	—	—	—	—	—	—	—	(99,367)	(99,367)
Fair value of plan assets at end of year	2,113,213	127,869	2,772,430	635,631	718,560	5,563,380	887,790	1,430,139	532,141	14,781,153

(Accrued) prepaid benefit cost at end of year
Funded status at end of year	88,503	3,545	(510,771)	2,866	(95,060)	(62,955)	29,757	(17,495)	(520,493)	(1,082,103)
Unrecognized net actuarial (gain)/loss	—	—	—	—	—	—	—	—	—	—
Unrecognized prior service cost	—	—	—	—	—	—	—	—	—	—
Unrecognized net transition obligation (asset)	—	—	—	—	—	—	—	—	—	—
(Accrued) prepaid benefit cost at end of year	88,503	3,545	(510,771)	2,866	(95,060)	(62,955)	29,757	(17,495)	(520,493)	(1,082,103)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

d) Additional information as required by SFAS 132r (Continued)

Table 9b - Pension Benefits - Complementary Disclosure SFAS 132r

	Pension benefits as of December 31st 2007
	Eletrobrás	CGTEE	CHESF	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay	Eletrobrás consolidated
Components of net periodic benefit cost
Service cost (net of employee contributions)	2,776	1,983	18,994	9,338	23,229	30,251	1,422	27,145	36,468	151,606
Interest cost	165,858	10,775	296,436	53,251	69,527	509,335	73,910	129,155	52,065	1,360,312
Expected return on assets	(191,637)	(11,939)	(254,286)	(56,240)	(67,865)	(483,367)	(74,831)	(136,139)	(28,949)	(1,305,253)
Amortization of transition obligation (asset)	—	—	—	—	—	—	—	—	—	—
Amortization of prior service cost	(3,778)	—	—	—	—	37	(154)	—	—	(3,895)
Amortization of actuarial (gain)/loss	—	(171)	17,569	520	4,689	26	23	—	18,215	40,871

Total net periodic benefit cost	(26,781)	648	78,713	6,869	29,580	56,282	370	20,161	77,799	243,641

Table 9c - Pension Benefits - Complementary Disclosure SFAS 132r

	Pension benefits as of December 31st 2007
	Eletrobrás	CGTEE	CHESF	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay
Expected cash flows
Employer Contributions - 2008 (expected)	11,694	2,444	189,782	17,898	24,314	286,896	12,300	33,633	24,651
Expected benefit payments
2008	122,317	3,457	199,453	20,752	27,221	350,403	24,214	66,135	27,386
2009	128,961	3,962	210,873	24,258	32,038	376,233	25,595	72,434	35,824
2010	135,705	4,617	221,711	28,813	37,655	405,687	26,999	80,046	47,026
2011	143,502	5,169	233,241	33,381	44,822	437,659	28,139	90,829	55,613
2012	150,744	6,269	244,852	39,755	52,671	473,401	29,560	103,003	58,055
2013 – 2017	870,053	57,162	1,388,199	296,258	392,396	2,888,731	163,973	715,233	439,034

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

d) Additional information as required by SFAS 132r (Continued)

Table 10a - OPEB - Complementary Disclosure SFAS 132r

	Other Postretirement Benefits as of December 31 2007
	Other Postretirement Benefits
	Eletrobrás	CGTEE	CHESF	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay	Eletrobrás Consolidated
Change in projected benefit obligation
Projected benefit obligation at beginning of year	79,488	—	100,122	6,919	35,449	197,697	12,410	478,269	312,193	1,222,547
Service cost	837	—	978	345	2,011	3,440	458	14,387	10,030	32,486
Interest cost	7,884	—	9,938	682	3,379	19,489	1,194	47,116	15,311	104,993
Actuarial (gain)/loss	(30,728)	—	5,311	(125)	5,821	5,199	5,383	(77,805)	79,873	(7,071)
Gross benefit paid	(1,423)	—	(3,359)	(424)	(1,296)	(5,004)	(349)	(14,281)	(9,253)	(35,389)
Foreign exchange effect due to Itaipu Paraguay	—	—	—	(3,323)	—	—	—	—	(53,663)	(56,986)
Projected benefit obligation at end of year	56,058	—	112,990	4,074	45,364	220,821	19,096	447,686	354,491	1,260,580

(Accrued) prepaid benefit cost at end of year
Funded status at end of year	(56,058)	—	(112,990)	(4,074)	(45,364)	(220,821)	(19,096)	(447,686)	(354,491)	(1,260,580)
Unrecognized net actuarial (gain)/loss	—	—	—	—	—	—	—	—	—	—
Unrecognized prior service cost	—	—	—	—	—	—	—	—	—	—
Unrecognized net transition obligation (asset)	—	—	—	—	—	—	—	—	—	—
(Accrued) prepaid benefit cost at end of year	(56,058)	—	(112,990)	(4,074)	(45,364)	(220,821)	(19,096)	(447,686)	(354,491)	(1,260,580)

Total US GAAP net benefit (liability) asset	(56,058)	—	(112,990)	(4,074)	(45,364)	(220,821)	(19,096)	(447,686)	(354,491)	(1,260,580)

Table 10b - OPEB - Complementary Disclosure SFAS 132r

	Other postretirement benefits as of December 31st 2007
	Eletrobrás	CGTEE	CHESF	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay	Eletrobrás consolidated
Components of Net Periodic Benefit Cost
Service cost (net of employee contributions)	837	—	978	345	2,011	3,440	458	14,387	10,030	32,486
Interest cost	7,884	—	9,938	682	3,379	19,489	1,194	47,116	15,311	104,993
Expected return on assets	—	—	—	—	—	—	—	—	—	—
Amortization of transition obligation (asset)	—	—	—	—	—	—	—	—	—	—
Amortization of prior service cost	—	—	—	—	—	—	—	—	—	—
Amortization of actuarial (gain)/loss	—	—	4,080	—	21	435	(254)	5,156	7,318	16,756

Total net periodic benefit cost	8,721	—	14,996	1,027	5,411	23,364	1,398	66,659	32,659	154,235

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

d) Additional information as required by SFAS 132 R (Continued)

Table 10c - OPEB - Complementary Disclosure SFAS 132 R

	Other postretirement benefits as of December 31st 2007
	Eletrobrás	CGTEE	CHESF	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay
Expected cash flows
Employer contributions – 2008 (expected)	—	—	—	—	—	—	—	—	—
Expected benefit payments
2008	2,406	—	3,853	515	1,996	6,471	1,160	11,929	9,642
2009	2,667	—	4,351	592	1,443	7,192	964	13,226	10,159
2010	2,956	—	4,894	404	1,661	8,012	1,105	15,084	10,887
2011	3,270	—	5,505	481	1,919	8,938	1,264	17,421	11,861
2012	3,606	—	6,170	586	2,198	9,988	1,442	20,206	12,829
2013 – 2017	23,942	—	42,976	3,310	16,323	69,757	10,431	155,118	86,214

Effect on postretirement benefit obligation
1 - Percentage point increase	—	—	—	252	2,450	2,493	2,566	79,098	64,719
1 - Percentage point decrease	—	—	—	(231)	(2,015)	(2,519)	(2,150)	(63,063)	(51,019)
Effect on total of service cost and interest cost
1 - Percentage point increase	—	—	—	53	507	545	561	11,909	7,241
1 - Percentage point decrease	—	—	—	(49)	(405)	(456)	(455)	(9,332)	(5,623)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds

e.1)	ELETROBRAS

The fair value of plan assets is R$ 2,113,213 and R$ 1,899,571 at the end of 2007 and 2006, respectively. The expected long term rate of return on these plan assets was 10.86% in 2007 and 12.63% in 2006.

	Target allocation for	Percentage of plan assets at year end
Asset category	2008	2007	2006
Equity securities	20.00%	21.00%	15.00%
Fixed income	72.00%	71.00%	76.00%
Real estate	4.00%	3.00%	4.00%
Other	4.00%	5.00%	5.00%

Total	100.00%	100.00%	100.00%

The 2008 expected return for total asset mix is 10.94%, which is greater than the 10.77% discount rate.

e.2)	ELETRONORTE

The fair value of plan assets is R$ 887,790 and R$ 732,288 at the end of 2007 and 2006, respectively. The expected long term rate of return on these plan assets was 10.28% in 2007 and 12.36% in 2006.

	Target allocation for	Percentage of plan assets at year end
Asset category	2008	2007	2006
Equity securities	5.00%	5.00%	1.00%
Fixed income	86.00%	86.00%	90.00%
Real estate	5.00%	5.00%	3.00%
Other	4.00%	4.00%	6.00%

Total	100.00%	100.00%	100.00%

The 2008 expected return for total asset mix is 10.77%, which is the same rate used as the discount rate.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.3)	CHESF

The fair value of plan assets is R$ 2,772,430 and R$ 2,201,712 at the end of 2007 and 2006, respectively. The expected long term rate of return on these plan assets was 11.44% in 2007 and 12.95% in 2006.

	Target allocation for	Percentage of plan assets at year end
Asset category	2008	2007	2006
Equity securities	19.00%	27.00%	25.00%
Fixed income	76.00%	67.00%	69.00%
Real estate	1.00%	1.00%	2.00%
Other	4.00%	5.00%	4.00%

Total	100.00%	100.00%	100.00%

The 2008 expected return for total asset mix is 11.61%, which is greater than the 10.77% discount rate.

e.4)	ELETROSUL

The fair value of plan assets is R$ 635,631and R$ 541,297 at the end of 2007 and 2006, respectively. The expected long term rate of return on these plan assets was 10.31% in 2007 and 12.06% in 2006.

	Target allocation for	Percentage of plan assets at year end
Asset category	2008	2007	2006
Equity securities	8.00%	8.00%	4.00%
Fixed income	86.00%	86.00%	89.00%
Real estate	3.00%	3.00%	3.00%
Other	3.00%	3.00%	4.00%

Total	100.00%	100.00%	100.00%

The 2008 expected return for total asset mix is 10.77%, which is the same rate used as the discount rate.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.5)	ELETRONUCLEAR

The fair value of plan assets for these plans is R$ 718,560 and R$ 600,575 at the end of 2007 and 2006, respectively. The expected long term rate of return on these plan assets was 11.24% in 2007 and 12.32% in 2006.

	Target allocation for 2008	Percentage of plan assets at year end
Asset category		2007	2006
Equity securities	17.00%	17.00%	11.00%
Fixed Income	78.00%	78.00%	82.00%
Real estate	3.00%	3.00%	4.00%
Other	2.00%	2.00%	3.00%

Total	100.00%	100.00%	100.00%

The 2008 expected return for total asset mix is 10.85%, which is greater than the 10.77% discount rate.

e.6)	FURNAS (Pension Benefits and Other Postretirement Benefits) and ELETRONUCLEAR (only participants of Real Grandeza Pension Plan including in Pension Benefits)

The fair value of plan assets is R$ 5,563,380 and R$ 4,472,827 at the end of 2007 and 2006, respectively. The expected long term rate of return on these plan assets was 10.85% in 2007 and 12.49% in 2006.

	Target allocation for 2008	Percentage of plan assets at year end
Asset category		2007	2006
Equity securities	21.00%	21.00%	18.00%
Fixed Income	72.00%	73.00%	75.00%
Real estate	3.00%	2.00%	3.00%
Other	4.00%	4.00%	4.00%

Total	100.00%	100.00%	100.00%

The 2008 expected return for total asset mix is 11.54%, which is greater than the 10.77% discount rate.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.7)	CGTEE

The fair value of plan assets is R$ 127,869 and R$ 103,219 at the end of 2007 and 2006, respectively. The expected long term rate of return on these plan assets was 11.52% in 2007 and 12.48% in 2006.

	Target allocation for 2008	Percentage of plan assets at year end
Asset category		2007	2006
Equity securities	29.00%	24.00%	29.00%
Fixed income	69.00%	74.00%	68.00%
Real estate	1.00%	1.00%	2.00%
Other	1.00%	1.00%	1.00%

Total	100.00%	100.00%	100.00%

The 2008 expected return for total asset mix is 11.73%, which is greater than the 10.77% discount rate.

e.8)	ITAIPU BRAZIL

The fair value of plan assets is R$ 1,430,139 and R$ 1,219,236 at the end of 2007 and 2006, respectively. The expected long term rate of return on these plan assets was 11.21% in 2007 and 12.59% in 2006.

	Target allocation for 2008	Percentage of plan assets at year end
Asset category		2007	2006
Equity securities	29.00%	25.00%	20.00%
Fixed Income	67.00%	71.00%	75.00%
Real estate	1.00%	1.00%	2.00%
Other	3.00%	3.00%	3.00%

Total	100.00%	100.00%	100.00%

The 2008 expected return for total asset mix is 11.59%, which is greater than the 10.77% discount rate.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.9)	ITAIPU PARAGUAY

The fair value of plan assets for these plans is USD 300,560 and USD 270,387 at the end of 2007 and 2006, respectively. The expected long term rate of return on these plan assets was 6.00% in 2007 and 6.00% in 2006.

Due to difficulties in obtaining the pension asset allocation by category and the expected return of each category in the pension fund administered in Paraguay, the same rate used as discount rate was adopted for the expected return on assets following a conservative approach.

21. Commitments and Contingencies

There are several lawsuits at different trial stages against ELETROBRÁS and its controlled companies. In accordance with guidelines of the Brazilian Securities Commission (CVM), the Company classifies lawsuits against the Company according to the loss risk, based on the opinion of its legal advisors, as follows:

•	For lawsuits for which an unfavorable outcome is considered as probable, provisions are recorded;

•	For lawsuits for which an unfavorable outcome is considered as possible, the related information is disclosed in Notes to the financial statements;

•	For lawsuits for which an unfavorable outcome is considered as remote, only the information deemed as material by management is disclosed in the Notes to the financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21. Commitments and Contingencies (Continued)

The Company is involved in several judicial and administrative proceedings arising from the normal course of its business. It have established provisions for all amounts in the dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions. For those contingencies the Company has recorded provisions for losses as follows:

	December 31,
	2007	2006
Labor claims	934,175	813,376
Tax claims	149,545	164,987
Civil claims	2,889,519	2,786,123
Judicial deposits	(539,179)	(236,860)

Total	3,434,060	3,527,626
(-) Current	(1,086,773)	(998,011)

Long-term	2,347,287	2,529,615

I) Civil lawsuits

The parent company’s provision for civil contingencies, in the amount of R$ 1,328,244 (December 31, 2006 - R$ 1,328,244) refers to Compulsory Loan-related lawsuits and estimated that the maximum potential future payments is approximately R$3,000,000.

The interest and monetary update payable to consumers were recognized exactly as required by the applicable legislation, which means that the monetary restatement was calculated in accordance with article 2 of Decree-Law 1512/76 and article 3 of Law 4357/64, and the amendments to Law 5073/96.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21. Commitments and Contingencies (Continued)

I) Civil lawsuits (Continued)

Accordingly, ELETROBRÁS, strictly following pertinent legislation with respect to monetary update due to industrial consumers, does not update the amounts paid since the effective payment date. Rather, the update is recorded as from January 1 of the year following its payment and upon the actual annual payment of interest on the amount collected, as from the second year after the payment, based on the sole paragraph of article 4 of Decree 81668/78 which regulated the Decree-Law 1512/76.

There have been lawsuits against this calculation system, that governs the Compulsory Loan instituted by the Federal Government, in which industrial consumers defend the argument that the monetary restatement of the Compulsory Loan should be fully paid, that is, from the payment date up to the date of the loan repayment or its conversion into ELETROBRÁS shares, also claiming that the inflationary indexes excluded by legal standards which supported these economic plans cannot be object of expurgation.

Accordingly, there are 3,181 lawsuits under way, aiming at recognition of the right to receive full monetary update on the amounts paid as Compulsory Loans. Supported by their legal advisors’ opinion, ELETROBRÁS management estimates at eight to ten years the average term for a final lawsuit settlement.

Under this criterion, ELETROBRÁS management, based on its legal advisers’ opinion, evaluates that the risk of loss on the Compulsory Loan-related lawsuits is possible. However, due to the substantial amounts involved, management, taking into account lower-court unfavorable decisions and the lack of judgment by the Higher Court of Justice on the merits of the cause, adopts the practice of setting up a provision for contingencies, which was made in prior years, to cover possible losses on unfavorable legal decisions, especially those rendered by higher courts.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21. Commitments and Contingencies (Continued)

I) Civil lawsuits (Continued)

In this scenario, therefore, the Company’s management, due to the importance of the issue, decided to carefully consider matters affecting the Company’s equity, in case something changes the course of the trials. Through this, the Company fulfills its duty to best protect the users of the financial statements, mainly regarding the assessment of its liabilities, and, consequently, of its shareholders’ equity, trying to avoid extremely optimistic analyses in making decisions based on account information.

ELETROBRÁS is the defendant in an action filed by Associação Brasileira dos Consumidores de Água e Energia Elétrica – ASSOBRAEE, in judgment at the 17th Federal Court in Brasília, where it is claimed the use of the market value of ELETROBRÁS’ shares as the issuance price of the stocks used for payment of compulsory loan credits, made through the book value. An amount of R$2,397,003 thousand was attributed to the action, which is classified as a remote loss according to the legal advisors.

ELETROBRÁS is a party to other lawsuits whose purpose is the redemption of obligations issued by the Company pursuant to paragraph 11, article 4 of Law No. 4.156, of November 28, 1962, with changes introduced by article 5 of Decree Law No. 644, of June 23, 1969, called ELETROBRÁS’ obligations, issued on account of the Compulsory Loan collected from 1964 to 1976, whose period of redemption expired.

The Company’s management, supported by its legal counsel, considers that the possibility of an unfavorable outcome of the ongoing lawsuits for ELETROBRÁS is remote, considering that jurisprudence on the issue is unanimous on the statute of limitations period for the right to claim redemption of the obligations issued on account of the Compulsory Loan.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21. Commitments and Contingencies (Continued)

II) Tax lawsuits – Tax assessment – Federal Internal Revenue Department

In July 2003, the Federal Internal Revenue Department issued a tax assessment against ELETROBRÁS regarding COFINS (Tax for Social Security Financing), in the amount of R$ 281,702, which totals R$ 514,219 (R$ 482,246 in 2006) after update through December 31, 2007.

This tax assessment refers to the exclusion from the COFINS basis of calculation, of revenues from financing operations intended for acquisition of property, plant and equipment items from ITAIPU Binacional.

ELETROBRÁS does not accept this tax assessment, based on the terms of the Brazil-Paraguay International Treaty and subsequent related rules, including the Federal Internal Revenue Department’s regulatory acts ruling all the operations practiced by, and with ITAIPU Binacional.

Based on the opinion of its legal advisors, ELETROBRÁS challenged that additional tax assessment, not having success at first administrative instance, where the debit in discussion was confirmed. An appeal has been filed, which now awaits the Taxpayers’ Council’s decision.

Based on the opinion of its legal advisors, ELETROBRÁS management expects a favorable decision from that process, the risk involved in which is deemed remote. For this reason, no provision for losses has been set up.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21. Commitments and Contingencies (Continued)

III) Contingencies in controlled companies

a) CHESF

1.	The controlled company CHESF has filed a civil lawsuit claiming for partial annulment of an amendment to the Usina Hidrelétrica Xingó construction contract (Fator K – Analytical price correction), signed with the Consortium formed by Companhia Brasileira de Projetos e Obras – CBPO, Constran S.A. – Construções e Comércio and Mendes Júnior Engenharia S.A., and reimbursement of approximately R$ 350,000. The related expert work had already been completed and the court records completed for the Judge’s examination. Based on their legal counselors’ opinion, the Management recorded under “Long-Term Liabilities” a provision of R$ 330,537 (December 31, 2006 – 304,510) for possible losses on this suit.

2.	Indemnity actions filed by the Consortium formed by CBPO/CONSTRAN/Mendes Júnior claiming for condemnation of the Company and payment of an additional financial compensation, due to the delayed payment of invoices under the Usina Hidrelétrica Xingó construction contract. One of these actions filed on June 8, 1999, referred to invoices issued as from April 30, 1990, and the other, filed on May 31, 2000, referred to invoices issued until then. The plaintiffs’ general claims under these actions were restricted to the existence of an alleged right to financial compensation, the determination of the respective amounts being postponed to the end of the action. Currently, with the actions completed, the judgement about to be given, and the risk involved being considered as possible, no provision will be set up.

3.	Public civil actions against the controlled company involving R$ 100,000 (December 31, 2006 – R$ 100,000), claiming for financial compensation for alleged environmental damage to fishermen resulting from the construction of UHE Xingó. Because the risk of loss was deemed only possible, no provision has been set up.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21. Commitments and Contingencies (Continued)

III) Contingencies in controlled companies (Continued)

a) CHESF (Continued)

4.	The controlled company also faces actions involving remote risk of loss in the legal advisors’ opinion. Worth mentioning is a collection action filed by the company Mendes Júnior, engaged for the UHE Itaparica, claiming for indemnification of alleged financial losses caused by the delayed payment of invoices on the part of the Company. This collection action is based on the Declaratory Action found valid for the purposes of declaring the existence of a Mendes Júnior credit against CHESF, thus ensuring financial refunding.

In a decision awarded on this collection suit by the Court of Justice of Pernambuco State and the Higher Court of Justice, it was incumbent upon Mendes Júnior to provide evidence that it raised funds specifically earmarked for UHE Itaparica construction as a consequence of CHESF late payment of certain invoices, and that the financial expenses incurred with such fund-raising procedure would have been higher than the total charges and monetary update amounts paid by CHESF.

As ruled by the 12th Federal District Court of Pernambuco, an accounting expert examination is currently in progress. In response to a request from CHESF, the legal expert stated that, based on Mendes Júnior accounting records, it was not possible to assure that said company raised funds in the financial market during the periods of late payment of invoices specifically earmarked for UHE Itaparica construction. After the expert report was submitted to court, the parties filed their requests for clarification from the expert, which have not yet been examined by the 12th Federal District Court. The suit records were also submitted to the Federal Public Prosecution Office, which declared that it is completing an opinion on the suit, to be delivered to the said Court.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21. Commitments and Contingencies (Continued)

III) Contingencies in controlled companies (Continued)

a) CHESF (Continued)

Given annulment of all acts performed at State Court level and the Federal Justice strict orders concerning the new expert examination, which required that Mendes Júnior should clearly identify its own funds or funds raised from other parties and provide evidence of their effective allocation to UHE Itaparica construction, estimating the amount relating to this litigation is not practicable, even on a tentative basis. Until completion of the Financial Statements, no evidence had been provided as to existence of any credits on behalf of the plaintiff.

b) Itaipu Binacional

The jointly-owned company ITAIPU Binacional has recorded long-term provisions for several legal, civil and labor actions involving R$ 321.540 (December 31, 2006 – R$ 377,510) and R$ 417.518 (December 31, 2006 – R$ 353,138) respectively.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21. Commitments and Contingencies (Continued)

III) Contingencies in controlled companies (Continued)

c) FURNAS (Continued)

In May 2001, controlled company FURNAS received a notice issued by the Federal Revenue Service assessing deficiencies in social security contribution (FINSOCIAL), COFINS and Contribution to the Social Integration Program (PASEP), in the amount of R$ 1,098,900, update as of December 31, 2007 (in december 2006 R$ 1,068,958), due to deductions from related calculation bases, especially of the revenues from the transfer and transmission of ITAIPU’s electric power for a ten-year period. These deficiencies are in addition to others assessed in 1999 for an inspection period of five fiscal years, in the amount of R$ 615,089, which were included in a tax debt refinancing program (REFIS) in March 2000 and transferred in July 2003 to the tax debt installment payment program (PAES), under amortization.

Because they disagreed with that additional tax assessment, FURNAS’s management filed an impugnation appeal justified by an incomplete, extra lege tax procedure, inspection overlapping and a lapsing period. In 2004, the Taxpayers’ Council decided in favor of FURNAS concerning the FINSOCIAL appeal. In 2005, a decision favorable to FURNAS was rendered on the assessment of PASEP deficiency, due to the fact that the inspection exceeded the statute of limitations period established in five years. Regarding the assessment of COFINS deficiency, the appeal filed by FURNAS has not yet been judged to date.

Based on its legal advisors’ opinion, FURNAS management believes that the tax action surpasses the legal limits, with the possibility of a favorable outcome in Court, and accordingly, no provision was set up.

Several labor actions have been filed against FURNAS, for which provisions have been set up, the most relevant referring to the change in the base date of rise in engineers’ compensation, involving R$ 71,500 (December 31, 2006 – R$ 64,686) of which R$ 5,674 refers to employees transferred to ELETRONUCLEAR, due to the 1997 split. Also, the risk premium granted to

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

the electric power sector’s employees is a matter of concern, since in the Superior Labor Court’s opinion the increase should be calculated at a full rate, rather than on a proportionate basis as FURNAS had been doing. The coverage for possible losses on these actions is estimated at R$ 58,156 (December 31, 2006 – R$ 46,028).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21. Commitments and Contingencies (Continued)

III) Contingencies in controlled companies (Continued)

c) FURNAS (Continued)

Subsidiary FURNAS also keeps a provision in the amount of R$ 38,921 for retirement supplementary payouts – matching with active employees.

d) ELETRONORTE

Several civil, tax and labor suits have been filed against this controlled company. In 2007, the management evaluated the risks of contingency arising from these suits and, based on its legal counsel’s opinion, set up provisions totaling R$ 866,239 (December 31, 2006 – R$ 793,819), thus divided: civil suits – R$ 667,006 (December 31, 2006 – R$ 604,718), labor suits – R$ 194,889 (December 31, 2006 – R$ 167,123) and others – R$ 4,344 (December 31, 2006 – R$ 21,978), all deemed sufficient to cover possible losses. The risk of an unfavorable outcome is considered probable.

22. Compulsory Loan

The Compulsory Loan, instituted by Law Nº 4,156/62 to fund the expansion of the Brazilian electric power sector, was eliminated by Law nº 7,181 of December 20, 1983, which established the end of the collection term for December 31, 1993.

During the first five years from 1964, the loan was collected from all the consumers in the respective electric power bills, with redemption foreseen for after 10 years.

Up to 1977 the loan was repaid through issuance of bearer bonds, and since then, due to the changes introduced by Decree-law nº 1,512/76, the issuance of those bonds was discontinued, with collection only from industrial consumers with consumption equal or superior to 2,000 kw/h. This resulted in a simple credit for that kind of consumer against the electric energy concessionaire. The redemption term was extended to 20 years and the monetary restatement of any resulting credits became a requirement.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

22. Compulsory Loan (Continued)

After the conversion in question, the remaining funds collected and recorded as current and long-term liabilities maturing as from 2008 will continue to be remunerated at 6% p.a. plus monetary update based on the IPCA-E variation. These funds amount to R$ 299,084 as of December 31, 2007 (December 31, 2006 – R$ 134,976), of which R$ 202,375 in the long-term (December 31, 2006 – R$ 23,870).

Under paragraph 11, article 4 of Law nº 4,156, of November 28, 1962, together with the amendments introduced by article 5 of Decree-law No. 644, of June 23, 1969, the redemption period of these bonds relating to the period from 1964 to 1976 has expired and so has the right to receive any amounts relating to each bond. Accordingly, since July 1, 2002 these bonds may no longer be negotiated. Accordingly, the balance of the Compulsory Loan refers solely to the 1988 – 1994 period residual credits held by industrial consumers with consumption above 2,000 Kwh, collected in the period from 1987 to 1993, and unclaimed interest thereon, with no liabilities related to the Obligations or Bonds.

“Obrigações ao Portador” (obligation), issued as a result of the compulsory loan cannot be considered marketable securities, are not traded in Stock Exchange, do not have any quotation and any value. Therefore, the Administration of ELETROBRÁS asserts that the company does not hold any debenture in circulation.

The issuance of these bonds arose from a legal imposition and not from a management decision. Likewise, its ownership did not come from a willful act, but from a legal duty, in accordance with Law nº 4.156/62. To these bonds, therefore, are not applied nor the articles of Law nº 6.404/76 or of Law nº6.385/76. The Comissão de Valores Mobiliários - CVM, textually, that, the “obrigações” (obligation) issued by ELETROBRÁS, cannot be considered “marketable securities”.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

23. Advances for Future Capital Increase

The amounts referring to advances for future capital increase in the companies listed below are recorded by ELETROBRÁS under long-term liabilities:

	December, 31
	2007	2006
Acquisition of stockholding in CEEE	1,742,265	1,571,393
Acquisition of stockholding in CGTEE	1,673,938	1,482,931
Banabuí–Fortaleza Transmission Line – CHESF	57,670	51,561
UHE XINGÓ – CHESF	162,034	144,869
Transmission line in the State of Bahia – COELBA	25,365	22,677
Federal Electrification Fund – Law 5,073/66	150,353	134,427

	3,811,625	3,407,858

24. Shareholders’ Equity

a) Capital stock

ELETROBRÁS shares have no par value. Preferred shares are non-voting and non-convertible into common shares, but have priority in capital reimbursement and distribution of dividends at the rates of 8% p.a. for Class “A” shares (subscribed prior to June 23, 1969) and 6% for Class “B” shares (subscribed after June 24, 1969), calculated on the capital corresponding to each class of share.

As disclosed in a Shareholders’ Notice dated July 16, 2007, the Company’s 147th Special General Meeting held on that date approved grouping of all shares representing the Company’s capital stock, under the terms of article 12 of Law No. 6404/76, in the proportion of 500 shares per each share of the same specie, which caused the capital stock to be represented by 1,129,498,502 uncertified shares, with no par value, with the value of Company’s capital remaining unaltered. At December 31, 2007, said capital is distributed among the main stockholders and species of shares as shown below. Capital at December 31, 2007 and 2006 comprises 1,129,498,502 shares, held as follows:

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24. Shareholders’ Equity

a) Capital stock

Number of thousands of shares – 2007 and 2006
	Common		Preferred			Total capital
Shareholder	Number	%	A Series	B Series	%	Number	%
Brazilian Government	488,656,241	53.99	—	35,191,002	15.69	523,847,243	46.38
BNDESPAR	133,757,951	14.78	—	—	—	133,757,951	11.84
National Development Fund	45,621,589	5.04	—	—	—	45,621,589	4.04
FGP	40,000,000	4.42	—	—	—	40,000,000	3.54
Others	196,987,746	21.77	146,920	189,137,053	84.31	386,271,719	34.20

	905,023,527	100.00	146,920	224,328,055	100.00	1,129,498,502	100.00

Of the total 386,271,719 shares held by minority stockholders, 247,205,522 (64%) are owned by non-resident investors, 140,058,203 of which are common shares and 107,147,292 are preferred Class “B” shares.

Of the shares owned by investors domiciled abroad, 82,507,374 common shares and 27,740,069 preferred class “B” shares are traded in the form of ADRs in the Level I ADR program. ELETROBRÁS shares in the Level I ADR program are traded in the proportion of 1 ADR to 500 shares, and on the Latin American Exchange Market in Euro (LATIBEX), in the same proportion of 500 shares.

At December 31, 2007 the book value per shares is R$ 70.79 (R$ 68.91 in 2006). From August 20, 2007 on, the shares representing the Company’s capital are traded as exclusively grouped, quoted in reais per share.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24. Shareholders’ Equity (Continued)

b) Capital reserves

The following describes certain reserves that are included in shareholders’ equity:

•	Compensation for shortfalls in equity participation CRC

This refers to differences identified between the return on investment generated by the actual rates and that recorded based on the rates established by the federal government up to 1993, in order to institute the rate parity in the sector.

•	Share issue premium

Represents recording of stock subscription premium, construed to be the contribution of the shares subscriber in excess of the corresponding par value and the portion of the issue price of shares with no par value in excess of the amount established for capital formation.

•	Special Decree law 54,936/64

Reserve set up upon correction of translation of the original amount of property, plant and equipment of electricity public utility concessionaires in November 1964.

•	Update of opening balance in 1978

Reserve derived from monetary adjustment of property, plant and equipment before Decree Law No. 1,598, dated December 26, 1977, including the special restatement of 1978, as well as that related to maintenance of own working capital.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24. Shareholders’ Equity (Continued)

b) Capital reserves

•	Reverse Share Split

A 500 (five hundred) for 1 (one) reverse split of the same type of shares representing the Company’s capital, with capital being therefore represented by 1,129,498,502 book-entry shares with no par value, 905,023,527 of which are common shares, 146,920 are preferred class A shares, and 224,328,055 are preferred class B shares, and the Company’s capital value remains unchanged.

ELETROBRÁS shares, via ADR level 1, are being traded at the rate of 1 ADR for 500 shares, and at the same rate of 500 shares on the Latin American Stock Exchange (LTIBEX).

From June 18, 2007 to August 17, 2007, shareholders may at their sole discretion adjust their share positions, per type, through security brokers authorized by BOVESPA, in various 500 (five hundred) share lots so as to avoid share fractions after the reverse split process.

As of August 20, 2007, the shares representing the Company’s capital will be traded exclusively in groups and quoted in Reais per share.

On September 4, 2007, the aggregate of the share fractions resulting from the reverse split will be traded at a BOVESPA auction. The share fractions will be deducted from the shareholders’ positions before the auction, and the amount obtained from the sale will be made available to shareholders owning share fractions on September 14, 2007.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24. Shareholders’ Equity (Continued)

b) Capital reserves (Continued)

•	Update of compulsory loan of 1987

The Compulsory Loan was introduced in order to expand and improve the Brazilian Electric Sector. The credits from the Compulsory Loan were restated by reference to annual variation of the Special Amplified Consumer Price Index – IPCA-E, plus interest of 6% per year, paid through electricity distribution concessionaires by compensation in electricity bills.

In 1998, part of the reserve was converted into capital, encompassing the credits set up in the period 1978 to 1988.

•	Fiscal incentive reserve – FINOR, FINAM and others

Reserve resulting from fiscal incentives destined to the Amazon region and Brazil’s Northeast, areas in which subsidiaries CHESF and ELETRONORTE operate.

c) Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves are as follows:

•	Legal profit reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24. Shareholders’ Equity (Continued)

c) Appropriated retained earnings (Continued)

•	Statutory profit reserve

In accordance with the Company’s by-laws, 50% of net income should be appropriated to the investment reserve and 1% to the reserve for studies and projects. The statutory reserves - Investments and Studies and Projects are limited, respectively, to 75% and 2% of the capital.

d) Unappropriated retained earnings (accumulated losses)

This balance represents retained earnings determined in accordance with U.S. GAAP after (i) the allocation of the amount for legal profit reserve (when required) as described in Note 24 (b); (ii) allocation or transfer to or from other reserves as described in Note 24 (b); and (iii) dividends and interest on its own capital in lieu of dividends as described in Note 24 (e).

e) Dividends and interest on own capital

The Company’s by-laws establish minimum compulsory dividends of 25% of statutory net income adjusted in accordance with corporate law. Preferred Class “A” and Class “B” shares have priority with respect to receipt of an annual dividend up to an amount equivalent to 8% and 6%, respectively, of the book value of the shares. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company will pay R$ 703,486 in dividends (historical amounts) for the year ended December 31, 2007 (R$ 459,549 and R$ 442,117 for the years ended December 31, 2006 and 2005, respectively, that have already been paid). No withholding tax is payable on distributions of dividends made since January 1, 1996.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24. Shareholders’ Equity (Continued)

e) Dividends and interest on its own capital (Continued)

Brazilian corporations are permitted to attribute interest on its own capital, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus legal reserves. Interest on its own capital is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95.

At December 31, 2007, the Company recorded the minimum mandatory dividend, pursuant Law No. 6,404/76, in the amount of R$ 367,616 (R$ 275,813 as of 2006). The total amount of remuneration proposed to shareholders, ad referendum of the General Shareholders’ Meeting, was R$ 703,486 (R$ 459,549 as of 2006) and is comprised as follows:

	December, 31
	2007	2006	2005
Common shares	363,416	119,479	153,058
Preferred class A shares	297	297	252
Preferred class B shares	339,773	339,773	288,807

	703,486	459,549	442,117

In accordance with the Company’s by-law and pursuant Law No. 6,404/76, the minimum mandatory dividend and the remuneration proposed to shareholders are calculated based on the Company’s statutory books. The dividends and the final portion of the interest on its own capital will be paid on dates established by the General Shareholders’ Meetings. The Shareholders’ General Meetings held April 30, 2008; April 30, 2007; and April 25, 2006, approved the remuneration proposed to shareholders for the years ended December 31, 2007, 2006 and 2005, respectively. Shareholders’ remuneration was monetarily restated from December 31 to the initial date of payment, according to the variation in the SELIC rate.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24. Shareholders’ Equity (Continued)

e) Dividends and interest on its own capital (Continued)

The amount of shareholders’ remuneration recorded in the Company’s current liabilities also comprises unclaimed amounts related to previous years, as well as Company’s undistributed earnings and subsidiaries’ dividends payable to third parties, as follows:

	December 31,
	2007	2006
Current liabilities
Minimum compulsory dividends	367,616	275,813
Unclaimed dividends from prior years	177,516	106,494
Subsidiaries’ dividends payable to third parties	40,535	47,036

	585,667	429,343

Undistributed earnings	8,300,832	7,421,521

	8,886,499	7,850,864

The undistribute earnings was recorded, initially, in 1979 and it has been increasing for some years throughout the 80’s and 90’s due to the unavailability of sufficient financial resources to ensure the payment of all dividends to shareholders of common shares and at the same time to promote investment in the generation and transmission of energy segments.

The value relating to the portion not paid of the common shares dividends totals only R$ 880,000. The remaining R$ 7,420,832 refers to the monetary adjustment of the Selic rate, calculated according to the Company by-laws.

Due to our cash flow it is impossible to make the full payment of this reserve. Eletrobras has evaluated some alternatives which contemplate an increase of capital, in which the shareholders will have the right to use part of this dividend in the subscription of new shares. The unused balance of this mentioned reserve in the capital increase will be paid in one installment or in installments, depending on the company cash flow availability.

Due to the magnitude of the value involved, the success of this operation requires a prior negotiation with the majority shareholder - the Federal Government. Once the

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

figures are adjusted, the transaction will be submitted to the “Commissão de Valores Mobiliários” - CVM and subsequent approval of the shareholders at a Shareholders Meeting.

The Administration of Eletrobrás is committed to solve, as soon as possible, this commitment with its shareholders and, in due time, will disclose the details of this transaction and the date for its liquidation.

f) Basic and diluted earnings per share

Earnings per share are determined based upon the weighted average number of shares outstanding during the period. Entities whose capital structures include securities that may participate in dividends with common stocks according to a predetermined formula should use two-class method of computing earnings per share as described in SFAS No. 128, Earnings per Share.

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2007	2006	2005
Numerator
Net income for the year	655,130	1,026,275	1,221,872
Less priority preferred shares dividends	(289,059)	(289,059)	(289,059)

Remaining net income to be allocated to common shares	366,071	737,216	932,813

Denominator
Weighted-average outstanding shares
Common	905,023,527	905,023,527	905,023,527
Preferred	224,474,975	224,474,975	206,310,488

	1,129,498,502	1,129,498,502	1,111,334,015

Earnings per thousand shares (basic and diluted)
Common	0.40	0.81	1.03
Preferred	1.29	1.29	1.40

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

25. Operating Costs and Expenses

Operating costs and expenses consist of the following:

a) Electricity purchased for resale

This account refers to the Company’s costs for the acquisition of electric power from other energy companies (hydraulic, thermal, etc.) to provide services to its customers. For the year ended at December 31, 2007, the cost of purchased energy totaled R$ 3,904,204 (R$ 2,540,296 and R$ 2,023,065 for the years ended at December 31, 2006 and 2005, respectively).

The subsidiary FURNAS Centrais Elétricas S.A. has contracts to purchase energy generated by third parties, including related parties, whose acquisition prices have increased at rates higher than those obtained by the Company at energy auctions. This situation has led to a reduction in the Company’s operating margin, whose management is seeking to obtain from the parent company and regulatory agencies the elimination of the impacts caused by the imbalance.

b) Payroll and related charges/third-party services/ material and supplies

	Year ended December 31,
	2007	2006	2005
Third-party services	1,397,405	1,288,354	1,235,332
Materials and supplies	233,513	276,712	256,887
Payroll	3,778,617	3,185,545	2,974,743

	5,409,535	4,750,611	4,466,962

c) Operating provisions

	Year ended December 31,
	2007	2006	2005
Contingencies	208,753	149,749	517,919
Doubtful accounts	435,570	260,726	233,315
Marktable Securities	(9,188)		79,710
Others	161,138	—	30,025

	796,273	410,475	860,969

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

25. Operating Costs and Expenses (Continued)

d) Fuel for electric power production

This refers to the acquisition cost of fuels used in the generation of thermoelectric energy, as follows:

•	Oil: used in the generation of thermoelectric energy mainly in the country regions outside the Interconnected System, such as the Northern region (Isolated System).

•	Charcoal: used in thermoelectric power plants such as UTE Candiota of Companhia de Geração Térmica de Energia Elétrica (CGTEE).

•	Uranium: nuclear fuel used in the energy generation of Angra I and Angra II power plants.

For the year ended at December 31, 2007, the cost of fuel totaled R$ 820,780 (R$ 888,564 and R$ 453,001 for the years ended at December 31, 2006 and 2005, respectively).

e) Other operating costs and expenses

In the years 2007, 2006 and 2005 the balance of the item, valued at R$ 1,791,089 R$ 1,588,554 and R$ 1,617,249 respectively, represented, mainly, the costs with rentals, taxes (not related to operation of the Company), reparations and general and administrative expenses

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

26. Financial Income (Expenses), Net

Financial income (expense) consists of the following:

	Year ended December 31
	2007	2006	2005
Financial income	2,525,047	1,891,974	3,036,945
Financial expenses	(2,104,848)	(2,299,884)	(2,557,698)
Additional shareholder remuneration	(1,370,808)	(1,526,524)	(1,570,686)
Foreign exchange and monetary gain (loss)	(2,630,983)	(3,283,107)	(3,759,327)

	(3,581,591)	(5,217,541)	(4,850,766)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27. Financial Instruments and Derivatives

a) Fair value of derivatives

The Company entered into long-term contracts to provide electrical energy for three of its main clients in Brazil. These long-term contracts were associated to the international aluminum price (LME – London Metal Exchange) as the underlying asset for purposes of defining the monthly values of the contracts. Under the characteristic of the contract, the electrical energy price adjustment related to the LME is an embedded derivative as defined by SFAS 133.

Albras has made an advanced-payment in a total amount of R$ 1,200,000.

The prepayment schedule was as follows:

	R$
Year	Contracted disbursements	Actual disbursements
2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000

Total	1,200,000	1,200,000

These liabilities as of December 31, 2007 can be thus shown:

	R$
Year	Receipts	Payments (*)	Balance
2004	300,000	(15,968)	284,032
2005	500,000	(29,201)	470,799
2006	250,000	(29,979)	220,021
2007	150,000	(32,900)	117,100

Total	1,200,000	(108,048)	1,091,952
Current liabilities (other)	—	—	(35,191)

Long-term liabilities	—	—	1,056,761

(*)	It refers to energy contracted and have already delivered

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27. Financial Instruments and Derivatives (Continued)

a) Fair value of derivatives

The Company performed SFAS 133 – Accounting for Derivative Instruments notes, as amended by SFAS 137, and SFAS 138, recognizing all derivative instruments, including embedded derivative, as asset/liabilities at fair value. The related unrealized gain (loss) on such derivative instrument is recorded as long-term liabilities, on a mark-to-market basis.

The details of the contracts are as follows:

Contract dates
Client	Initial	Maturity	Average megawatt volumes
Albrás	07/01/2004	12/31/2024	750 MW – until 12/31/2006 800 MW – from 01/01/2007
Alcoa	07/01/2004	12/31/2024	From 304.92MW to 328MW
BHP	07/01/2004	12/31/2024	From 353.08MW to 492MW

These contracts include a “cap and floor band” related to the price of the aluminum quoted at London Metal Exchange (LME). The LME “cap and floor band” price is limited to US$2,773.21/t and US$1,450/t, respectively.

As of December 31, 2007, the Company recorded a derivative asset based on the fair value calculation in the amount of R$ 592,020 (December 31,2006 – R$ 1,008,300), being Non-current assets R$ 296,134 (December 31,2006 – R$ 475,631).

On December 31, 2007, the fair value derivative loss was recorded as “financial income (expenses), net” (note 26) in the amount R$ 712,414 . See below the amount recorded by contract:

Client	2007	2006
Albrás	308,540	533,800
Alcoa	162,480	267,700
BHP	121,000	206,800

Total	592,020	1,008,300

On December 31, 2007, the Company still recorded as “deferred revenue” the amount of R$ 776,722 (December 31,2006 R$ 1,008,300), being Long-term liabilities R$ 296,134 (December 31,2006 R$ 480,588). In the year 2007, was recognized in the net income of the year the value of R$ 527,712 as a realization of deferred revenue

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The Company had no other derivative instruments in the years presented.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27. Financial Instruments and Derivatives (Continued)

b) Management of funds

ELETROBRÁS’ and subsidiaries’ investments are largely represented by long-term loans and financing as well as investments in concession holders of public electric power services.

The loans and financing granted are related to ELETROBRÁS function as the financing agent of the Brazilian electricity sector and are remunerated based on the average rate of 8.99% p.a. (8.83% p.a. in 2006).

Under the Company’s by-laws, ELETROBRÁS may only grant financing to concession holders of public electric power services. The market rate (the opportunity cost of the Company’s capital) is therefore defined taking into account a risk premium compatible with the activities of the sector, and does not vary significantly from such current rates. Although the shares of these companies may be traded on the stock exchange, the reduced volume of business does not constitute an active market, nor do the prices necessarily represent the amounts that would be obtained if a significant number of shares were to be traded. It is therefore not possible to determine a market price for these assets, in order to allow proper comparison with book values.

The main accounts included in non-current liabilities are loans and financing, the Compulsory Loan and the Global Reversal Reserve (RGR).

Loans and financing comprise financing by international agencies - BID, CAF etc. It is therefore not feasible to discount these loans at rates other than those stipulated in the Brazilian loan agreement. Other loans are obtained at international rates, and their carrying value approximates fair value.

The Compulsory Loan was extinguished by Law No. 7,181, of December 20, 1993, which established December 31, 1993 as the last date for collection. ELETROBRÁS currently manages the proceeds of the Compulsory Loan, which are indexed according to the IPCA-E variation and remunerated at a rate of 6% p.a., with fixed redemption dates. Given the restrictions on investment, the fair value of these loans can not be reasonably estimated.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27. Financial Instruments and Derivatives (Continued)

c) Foreign currency risk

A relevant portion of the Company’s assets and of the results of its operations is significantly affected by the exchange rate risk, especially with regards to the United States dollar.

ELETROBRÁS and subsidiaries do not utilize foreign currency derivative instruments, as management considers that the balance and the realization of receivables in foreign currency are sufficient for the Company to comply with its commitments.

28. Segment Information

The Company’s business segments are currently defined as follows:

Generation

Engages in ventures involving energy and power plant operations, with its generation complex having hydraulic, thermal, thermonuclear and other power plants, aimed at producing electric power for priority domestic supply. The generation of electricity at its hydroelectric, thermal and nuclear power plants, which the company sells to both distribution companies and free consumers.

Transmission

Constructs and operates transmission lines with a view to transferring large electricity volumes from the generating facilities to the distribution system, thereby interconnecting the several country regions via a national grid.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28. Segment Information (Continued)

Distribution

Explores the construction and operation of electric power distribution networks in urban centers intended for end consumers. Today ELETROBRÁS owns seven energy distributors (Boa Vista Energia, Manaus Energia, Companhia Energética do Amazonas - CEAM, Companhia Energética de Alagoas - CEAL, Companhia Energética do Piauí - CEPISA, Companhia de Eletricidade do Acre and Centrais Elétricas de Rondônia - CERON).

Corporate

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans for non-active participants.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:

•	Net operating revenues - considered to be the revenues from sales to third parties, plus revenues between the business segments, based on internal transfer prices.

•

Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28. Segment Information (Continued)

The following tables presents the Company’s assets and results by segments:

	December 31, 2007
Assets	Administration	Distribution	Generation	Transmission	Total
Property, plant and equipment, net	741,027	379,922	51,828,723	22,429,877	75,379,549

	December 31, 2006
Assets	Administration	Distribution	Generation	Transmission	Total
Property, plant and equipment, net	800,568	299,939	55,449,354	21,989,288	78,539,149

	December 31, 2007
	Corporate	Distribution	Generation	Transmission	Total
Net operating revenues
Electricity sales	—	3,746,428	19,179,986	3,852,130	26,778,544

Other operating revenues	315,678	4,715	75,542	123,837	519,772

Taxes on revenues	—	(315,116)	(563,106)	—	(878,222)

Regulatory charges on revenues	—	(191,209)	(716,077)	(352,757)	(1,260,043)

Total net operating revenues					25,160,051

Operating costs and expenses
Electricity purchased for resale	—	(1,260,294)	(2,643,910)		(3,904,204)
Fuel for electric power production	—	—	(820,780)	—	(820,780)
Use of basic transmission network	—	(244,962)	(706,637)	—	(951,599)
Depreciation and amortization	(8,751)	(50,746)	(1,673,741)	(1,117,793)	(2,851,031)
Payroll and related charges	(439,548)	(68,335)	(3,329,408)	(1,572,244)	(5,409,535)
Taxes	(136,265)	(78,692)	(820,908)	(95,726)	(1,131,591)
Deferred loss from ITAIPU			(432,318)		(432,318)
Operating provisions	(184,984)	(96,796)	(422,600)	(91,893)	(796,273)
Donations e contributions	(198,990)	—	—	—	(198,990)
Remuneration and reimbursement	—	—	(1,677,902)	—	(1,677,902)
Impairment		—	(599,822)	(299,686)	(899,508)
Others	(126,268)	(157,038)	(1,159,678)	(348,105)	(1,791,089)

Total operating costs and expenses					(20,864,820)

Financial income (expenses), net	664,708	(62,930)	(4,172,516)	(10,853)	(3,581,591)

Income before income taxes, minority interests and equity in earnings of affiliated companies					713,638

Equity in earnings of affiliated companies	740,153	—	—	—	740,153
Income taxes
Current	(1,522,347)	2,861,695	(982,055)	(2,395,089)	(2,037,796)
Deferred	1,796,042	(3,376,188)	(22,199)	2,825,694	1,223,349

					(814,447)

Minority interests	15,786	—	—	—	15,786

Net income for the year					655,130

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28. Segment Information (Continued)

	December 31, 2006
	Corporate	Distribution	Generation	Transmission	Total
Net operating revenues
Electricity sales	—	3.455.117	16.191.804	3.378.879	23.025.800
Fuel consumption subsidies	—	—	—	—	—
Other operating revenues	450.248	6.726	107.745	176.628	741.347
Taxes on revenues	—	(385.885)	(465.555)	—	(851.440)
Regulatory charges on revenues	—	(141.347)	(529.346)	(260.769)	(931.462)

Total net operating revenues	—	—	—	—	21.984.245

Operating costs and expenses
Electricity purchased for resale	—	(1.258.619)	(1.281.677)	—	(2.540.296)
Fuel for electric power production	—	—	(888.564)	—	(888.564)
Use of basic transmission network	—	(234.573)	(676.668)	—	(911.241)
Emergency capacity charges	—	—	—	—	—
Depreciation and amortization	(10.325)	(59.877)	(1.974.906)	(1.318.923)	(3.364.031)
Payroll and related charges	(386.007)	(60.011)	(2.923.860)	(1.380.733)	(4.750.611)
Taxes	(113.978)	(65.822)	(686.647)	(80.070)	(946.517)
Deferred loss from ITAIPU	—	—	1.790.799	—	1.790.799
Operating provisions	(95.358)	(49.898)	(217.848)	(47.370)	(410.474)
Interests and fines	—	—	—	—	—
Donations e contributions	(196.904)	—	—	—	(196.904)
Remuneration and reimbursement	—	—	(1.794.992)	—	(1.794.992)
Others	(105.273)	(137.058)	(1.026.616)	(319.606)	(1.588.553)

Total operating costs and expenses	—	—	—	—	(15.601.384)

Financial income (expenses), net	1.930.382	(182.754)	(6.933.649)	(31.519)	(5.217.540)

Income before income taxes, minority interests and equity in earnings of affiliated companies	—	—	—	—	1.165.321

Equity in earnings of affiliated companies	361.667	—	—	—	361.667
Income taxes
Current	(518.890)	975.404	(939.661)	(816.363)	(1.299.510)
Deferred	292.273	(549.412)	529.279	459.829	731.969

					(567.541)

Minority interests	66.833	—	—	—	66.833

Net income for the year					1.026.280

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28. Segment Information (Continued)

December 31, 2005
	Corporate	Distribution	Generation	Transmission	Total
Net operating revenues
Electricity sales	—	3.047.760	15.230.726	3.024.905	21.303.391
Fuel consumption subsidies	—	—	—	—	—
Other operating revenues	367.808	1.766	36.622	20.423	426.619
Taxes on revenues	—	(329.046)	(401.877)	—	(730.923)
Regulatory charges on revenues	—	(84.147)	(483.419)	(219.442)	(787.008)

Total net operating revenues	—	—	—	—	20.212.079

Operating costs and expenses
Electricity purchased for resale	—	(893.523)	(1.129.542)	—	(2.023.065)
Fuel for electric power production	—	—	(453.001)	—	(453.001)
Use of basic transmission network	—	(212.849)	(551.030)	—	(763.879)
Emergency capacity charges	—	(8.860)	(47.827)	—	(56.687)
Depreciation and amortization	(8.317)	(55.618)	(1.968.207)	(1.277.613)	(3.309.755)
Payroll and related charges	(368.249)	(51.342)	(2.679.190)	(1.368.181)	(4.466.962)
Third-party services	—	—	—	—	—
Material and supplies	—	—	—	—	—
Taxes	(127.658)	(85.509)	(474.880)	(261.728)	(949.775)
Deferred loss from ITAIPU	—	—	2.670.775	—	2.670.775
Operating provisions	(688.270)	(17.166)	(187.956)	32.424	(860.968)
Interests and fines	—	—	—	—	—
Donations e contributions	(177.003)	—	—	—	(177.003)
Remuneration and reimbursement	—	—	(1.661.350)	—	(1.661.350)
Others	(78.102)	(84.662)	(1.149.636)	(304.850)	(1.617.250)

Total operating costs and expenses					(13.668.920)

Financial income (expenses), net	792.645	492.741	(6.519.491)	383.339	(4.850.766)

Income before income taxes, minority interests and equity in earnings of affiliated companies	—	—	—	—	1.692.391

Equity in earnings of affiliated companies	582.858	—	—	—	582.858
Income taxes
Current	(53.077)	735.454	(1.541.699)	(783.846)	(1.643.168)
Deferred	18.744	(259.722)	544.444	276.812	580.278

		—	—	—	(1.062.890)

Minority interests	9.514	—	—	—	9.514

Net income for the year	—	—	—	—	1.221.875

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

29. Commitments

I – Existing Energy

Along 2007, the controlled company ELETRONORTE took part and was the outbidder in various auctions for sale of electricity to final consumers and resellers within the Free Contracting Environment (ACL). It negotiated very short-term contracts of 400.5 MW on average, in relation to an average availability of 610.08 MW, representing a performance of 65.65%. Total accumulated revenues in the year reached R$ 267,750 thousand, which represents 12.54% of the annual target of R$ 237,000 thousand, not considering the values accounted for and settled in relation to CCEE.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

II – New energy

The Company, through the energy auctions held by ANEEL for new enterprises, in compliance with the rules established by Law 10,848 of March 15, 2004 and regulated by Decree 5.163, of July 30, 2004, obtained authorization to build and operate the following described power plants and sell within the Regulated Contraction Environment (ACR) the respective energy that will be generated:

a) UHE Santo Antonio - On December 10, 2007, Consórcio MESA S.A., composed of the companies FURNAS (39%), Odebrecht Investimentos (17.6%), Andrade Gutierrez Participações (12.4%), CEMIG (10%), Fundos de Investimentos e Participações da Amazônia (20%) and Construtora Norberto Odebrecht (1%), was the outbidder in an auction organized by ANEEL regarding the concession to build and operate the construction project of UHE Santo Antônio by the river Madeira in the State of Rondônia, with projected investments of R$ 12,200,000 thousand. The work is scheduled to start in December 2008, and the first and second generation units scheduled to begin operations in December 2012 and the last unit in June 2016.

b) UHE São Domingos - a plant with installed capacity of 48MW, and sale of 36MW on average, at the price of R$ 128.73 MWh, for supply of energy in the period between January 2012 and December 2041.

III – Transmission lines

a) Consórcio Jauru, led by ELETRONORTE, was the outbidder in the auction 004/2007 held by ANEEL, Lot “C”, aiming the granting of an electricity transmission public service concession, with allowed annual revenue of R$ 14,946 thousand.

b) Still in the auction of ANEEL 004/2007, ELETRONORTE was the individual outbidder of Lot “G” for construction and operation of the following enterprises:

b.1) A transmission line between São Luis II and São Luis III, with 230 kV of voltage, and 36 Km of extension;

b.2) Substation São Luis III, 230/69 kV, and allowed annual revenue of R$ 2,122 thousand.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c) Transmission line Presidente Médici/Santa Cruz (State of Rio Grande do Sul), 230 kV of voltage, and 233 Km of extension. That transmission line will receive R$ 52,700 thousand in investments and should be concluded in 2009.

30. Global Reversal Reserve (RGR)

ELETROBRÁS is responsible for managing the Global Reversal Reserve (RGR), a fund created with a view to covering expenses incurred by the Federal Government with the payment of indemnities referring to the reversal of public electric power concessions. RGR resources are invested in the Brazilian electricity sector financing, improvement of the service and the National Electric Power Preservation Program - PROCEL, besides financing the programs RELUZ and LUZ PARA TODOS and the Incentive Program for Alternative Sources of Electric Power - PROINFA.

The Global Reversal Reserve is funded by contributions from the concession holders of the public electric power service, which provide a quota for the reversal and expropriation of electric power services equivalent to 2.5% of the amount invested by concession and permission holders, limited to 3% of gross annual revenues. The quota value is computed as part of the service cost.

The concessionaires deposit their annual quotas for the Global Reversal Reserve in twelve equal parts, up to the last business day of each month, in a bank account created for this specific purpose. ELETROBRÁS manages the Global Reversal Reserve in compliance with Law No. 5,655/71 and subsequent amendments.

Accordingly, the RGR funds are used in specific investment projects, as follows:

a)	Financing provided to the concession and permission holders as well as to rural electrification cooperatives with a view to expanding electric power distribution services (especially in rural and low-income areas) and to developing an energy saving program.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

30. Global Reversal Reserve (RGR) (Continued)

b)	Investments in installations for power generation using renewable energy (wind, solar, biomass) as well as small hydroelectric power plants and thermoelectric power plants in association with small hydroelectric power plants.

c)	Specific investment projects for studies involving inventory and feasibility of potential water resources.

d)	Investments in the implementation of power generators up to 5000 kW, intended exclusively for public services in communities using an isolated electric power system.

e)	Incentive Program for Alternative Sources of Electric Power – PROINFA, created by Law No. 10.438 of April 26, 2002 and reviewed by Law No. 10.762 of November 11, 2003, the objective of which is to diversify the Brazilian energetic matrix and seek regional solutions through the use of renewable energy sources based on the economic use of available input and applicable technology. The goal is to increase the share of electric power produced through those sources by implementing 3,300 MW of capacity.

f)	For the National Program for Efficient Public Lighting (RELUZ), with investments to be made by ELETROBRÁS estimated at about R$ 2 billion that aims at rendering efficient 5 million points of public lighting and install one million more in Brazil. The program expects to cover up to 96% of the potential of energy saving of the national network of public lighting, currently consisting of 13 million points of public lighting.

g)	For the National Program for Energy Conservation (PROCEL), a federal government program implemented in December 1985 aimed at energy saving both in production and consumption, helping to improve the quality of products and services, reducing the environmental impact and encouraging job creation.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

30. Global Reversal Reserve (RGR) (Continued)

h)	For the Universalization of the Access to Electric Power - LUZ PARA TODOS program, of the Ministry of Mining and Energy, the objective of which is to take electric power to 12 million people by 2008. The cost of the program is estimated at R$ 7 billion, with R$ 5.3 billion coming from the Energetic Development Account (CDE) and the Global Reversal Reserve (RGR), and the remaining portion from state governments and sector agents. In addition to managing funds, Eletrobrás is in charge of giving technical support for state energy concessionaires to implement the program; and

i)	For the Ribeirinhas project, carried out in regions where communities are largerly scattered and to which access is difficult due to the type of soil and the rainy season. Its basic assumption is the use of renewable natural resources existing in several places where electric power cannot be supplied by extending the transmission network.

The reserve bears interest of 5% p.a. The funds withdrawn as of December 31, 2007 total R$ 6,769,011 (December 31, 2006 – R$ 6,171,300).

ELETROBRÁS is also responsible for managing the Use of Public Assets - UBP’s sectoral resources set-up with contributions from the Independent Electric Power Producers (PIE), also destined to the electric system expansion and improvement.

Additionally, under the managerial responsibility of ELETROBRÁS is the Conta de Desenvolvimento Energético - CDE (Energetic Development Account), a federal fund aimed at promoting energy development from alternative sources in the areas assisted by the interlinked system, and financing the universalization of the public electric power service. The Fund is valid for 25 years, starting in 2004, and arises from payments for the use of public assets and fines charged by ANEEL to concessionaires, permit-holders and other entities authorized to explore the electricity service, whose financial operations do not affect the Company’s financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

31. Other Information

2007
Column A	Balance at the beginning of period	Charge to cost and expenses	Column E - balance at the end of the period
Allowance for doubtful accounts - accounts receivable	362,819	149,139	511,958
Allowance for doubtful accounts - loans and financing receivable	51,629	29,001	80,630
Allowance for doubtful accounts - deferred regulatory assets	351,988	(111,834)	240,154
Commitments and contingencies	3,527,626	(1,180,339)	2,347,287
Impairment	715,296	14,937	730,233
Decomissioning of nuclear power plant	204,620	(13,293)	191,327

Total	5,213,978	1,112,389	4,101,589

2006
Column A	Balance at the beginning of period	Charge to cost and expenses	Column E - balance at the end of the period
Allowance for doubtful accounts - accounts receivable	335,705	27,114	362,819
Allowance for doubtful accounts - loans and financing receivable	471,366	(419,737)	51,629
Allowance for doubtful accounts - deferred regulatory assets	—	351,988	351,988
Commitments and contingencies	3,432,903	94,723	3,527,626
Impairment	653,885	61,411	715,296
Decomissioning of nuclear power plant	200,018	4,602	204,620

Total	5,093,877	120,101	5,213,978

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

31. Other Information (continued)

R$ Mil 2005
Column A	Balance at the beginning of period	Charge to cost and expenses	Column E - balance at the end of the period
Allowance for doubtful accounts - accounts receivable	387,054	(51,349)	335,705
Allowance for doubtful accounts - loans and financing receivable	342,970	128,396	471,366
Allowance for doubtful accounts - deferred regulatory assets	—	—	—
Commitments and contingencies	3,193,708	239,195	3,432,903
Impairment	599,899	53,986	653,885
Decomissioning of nuclear power plant	202,522	(2,504)	200,018

Total	4,726,153	367,724	5,093,877

32. Information on relevant fact

I – Guarantees given by CGTEE

In order to investigate the facts on the supposed guarantees given to Bank KfW Bankengruppe amounting to R$ 408,766 thousand (EUR 156,700 thousand), which would have been issued on behalf of CGTEE in favor of private companies, the controlled company’s management started an investigation whose final report was approved by the Board of Directors at the meeting held on August 06, 2007.

Among the conclusions of the Investigation, we highlight:

a.	the assumed guarantees were constituted in violation to the Brazilian law and of statutory standards of CGTEE, involving strong indications of forgery of documents and signatures; and

b.	CGTEE does not have, and has never had, any business or contract relationships with the benefited companies.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The Investigation Report was sent to pertinent authorities and institutions - Federal Public Prosecution Office, Federal Police, Federal Audit Count, General Accounting Office, Ministry of Mining and Energy, ANEEL, Commission of Mining and Energy of the House of Representatives.

On June 22, 2007, CGTEE had already notified the Federal Police about the non-existence of supposed guarantees given.

In order to protect CGTEE and the public interest, the controlled company hired the law firm Pinheiro Neto Advogados and notified the Bank KfW out-of court on July 18, 2007, about the non-existence of those supposed guarantees given on that company’s behalf, filing a Declaratory Action of Document Falsification together with a Request for Submission of Documents with the Central Court of the District of Porto Alegre on September 10, 2007. In time, other legal measures applicable will be evaluated.

The Company’s management does not expect to incur losses on account of this issue.

33. Subsequent Events

a)	Compulsory Loan Conversion into Shares

The Company’s Board of Directors meeting and the 151st Special General Meeting held on January 24, 2008 and April 30, 2008, respectively, decided on the 4th conversion into class B preferred registered shares representing ELETROBRÁS capital stock, of all of the credits existing at December 31, 2007, in the amount of R$ 202,375, established after the 3 rd conversion approved at the SGM held on April 28, 2005.

The share issue price will be based on ELETROBRÁS share book value at December 31, 2007, corresponding to R$ 70.79, in compliance with the terms set forth in article 4 of Law No. 7181/83.

Any residual amounts not reaching a round number of shares will be paid cash, as prescribed by article 10 of Decree No. 81668/78, plus amounts possibly received from the exercise of the subscription priority right by the other shareholders, as established by a CVM guideline.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

32. Subsequent Events (Continued)

a)	Compulsory Loan Conversion into Shares (Continued)

The term for the other shareholders to exercise their subscription priority right shall be in conformity with Article 171, paragraph 2 of Law No. 6404/76, as well as the term for delivery of the shares resulting from the conversion. These terms shall correspond to 30 and 60 days, respectively, as from the SGM date, causing article 6 of ELETROBRÁS Articles of Incorporation - Capital Stock and Shares to be amended.

b)	Acquisition of business investments

As disclosed in Communication to Market dated February 22, 2008, subsidiary ELETROSUL Board of Directors approved, at a meeting dated February 20, 2008, the exercise of the right of first purchase of equity interest, corresponding to 51% of the capital of Empresa de Transmissão de Energia de Santa Catarina S.A. - SC ENERGIA and da Empresa de Transmissão de Energia do Rio Grande do Sul S.A. - RS ENERGIA, owned by companies Schahin Engenharia S.A. and Engevix Engenharia S.A.

These ventures total 620-km-long transmission lines, of which 360 km are related to SC ENERGIA, connecting Campos Novos (SC) to Blumenau (SC), and 260 km to RS ENERGIA, to be completed in 2008, connecting Campos Novos (SC) to Nova Santa Rita (RS).

These new transmission lines account for some 6.8% of the subsidiary’s current transmission line extension, which totaled 9,145 km at December 31, 2007.

c)	Amendments to Law No. 6404/76, which regulates corporations (“S.A.”)

On December 28, 2007, Law No. 11638 was approved by the President of Brazil. This law makes amendments and revokes provisions of Law No. 6404/76 towards convergence of the Brazilian accounting practices and the International Financial Reporting Standards - IFRS regarding financial statement preparation and reporting.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

32. Subsequent Events (Continued)

d)	New Officers

At a meeting held on May 6, 2008, the Company’s Board of Directors resolved as follows:

i)	To create ELETROBRÁS Distribution Office – DD to handle the planning, management and control of Federal Distribution Companies – CEAL, CERON, CEPISA and ELETROACRE, which are directly or indirectly controlled by ELETROBRÁS;

ii)	To elect Mr. Flávio Decat de Moura as Chief Distribution Officer;

iii)	To authorize ELETROBRÁS to take all necessary actions to reorganize the Federal Distribution Companies’ Corporate Governance;

iv)	To authorize ELETROBRÁS to take all necessary actions to amend the articles of incorporation of the Federal Distribution Companies to be submitted to the Special General Meetings, conditioning their enforcement to approvals by the State-owned Companies Coordination and Control Department – DEST and the National Electric Energy Agency - ANEEL;

v)	To approve the amendment to Eletrobrás Articles of Incorporation in its Chapter VI – EXECUTIVE BOARD, article 31, Sole Paragraph, which shall now be worded as follows: “The President and the Officers shall not exercise any management, administration or consulting functions in private companies, electricity public utility concessionaires, or private corporations in whatever form related to the electric power sector, except for subsidiaries, controlled companies and concessionaires under the control of the states where ELETROBRÁS holds equity interest, in which they may exercise management positions, in compliance with the provisions of Law No. 9292 of July 12, 1996, upon receiving compensation therefore”.

EXHIBIT INDEX

Exhibit No.	Description

1.1	By-laws of Centrais Elètricas Brasileiras S.A. – Eletrobrás (English translation).

2.1	Amended and Restated Deposit Agreement dated August 13, 2007 between Centrais Elètricas Brasileiras S.A. –Eletrobrás and J.P. Morgan Chase Bank, N.A.

4.1	Itaipu treaty signed by Brazil and Paraguay – law No. 5, 899 of July 5, 1973.

8.1	List of subsidiaries.

23.1	Consent of BDO Trevisan, Auditores Independentes.